Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As confidentially submitted with the Securities and Exchange Commission on September 1, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CONFIDENTIAL DRAFT SUBMISSION NO. 3

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Academy Sports and Outdoors, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5940	85-1800912
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1800 North Mason Road

Katy, Texas 77449

(281) 646-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rene G. Casares, Esq.

Senior Vice President and General Counsel

1800 North Mason Road

Katy, Texas 77449

(281) 646-5200

(Name, address, including zip code, and telephone number, including area code, of registrant’s agent for service)

With copies to:

Joseph H. Kaufman, Esq. Sunny Cheong, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share	$	$

(1)	Includes shares of common stock that the underwriters have the option to purchase. See “Underwriting (Conflicts of Interest).”
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXPLANATORY NOTE

This Registration Statement on Form S-1, or the Registration Statement, is being filed by Academy Sports and Outdoors, Inc., a newly formed Delaware corporation, or the Registrant, in connection with a proposed registered public offering of shares of its common stock. Prior to the consummation of this offering, we intend to undertake a series of reorganization transactions, which we refer to as the Reorganization Transactions, that will result in, among other things, New Academy Holding Company, LLC, the current holding company for the business described in this prospectus that is part of the Registration Statement, being contributed to the Registrant by its unitholders and becoming a wholly owned subsidiary of the Registrant. Following the Reorganization Transactions, the Registrant will be the holding company of the business described in this prospectus.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to completion, dated                , 2020

Preliminary Prospectus

                 Shares

Academy Sports and Outdoors, Inc.

Common Stock

This is the initial public offering of common stock of Academy Sports and Outdoors, Inc. We are offering                  shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We expect that the initial public offering price of our common stock will be between $                 and $                 per share. We intend to apply to list our common stock on Nasdaq Global Select Market, or Nasdaq, under the symbol “ASO.”

After the completion of this offering, investment entities owned by investment funds and other entities affiliated with Kohlberg Kravis Roberts & Co. L.P. will beneficially own     % of the voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management—Controlled Company Exemption.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to                  additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

The underwriters expect to deliver the shares against payment in New York, New York on or about                 , 2020.

Joint Book-Running Managers

Credit Suisse	J.P. Morgan	KKR

Prospectus dated         , 2020

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our common stock.

For investors outside the United States: we are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

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Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INDUSTRY AND MARKET DATA

Within this prospectus, we reference information and statistics regarding the sporting goods and outdoor recreation retail industries. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal company research, surveys and independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within these industries. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research, surveys and estimates are reliable, such research, surveys and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.” As a result, you should be aware that market, ranking, and other similar industry data included in this prospectus, and estimates and beliefs based on that data may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

TRADEMARKS, TRADENAMES AND SERVICE MARKS

We own and license a number of registered and common law trademarks and pending applications for trademark registrations in the United States, primarily through our subsidiaries, including, for example: Academy Sports + Outdoors®, Magellan Outdoors®, BCG®, O’rageous® and Outdoor Gourmet®. Unless otherwise indicated, all trademarks appearing in this prospectus are proprietary to us, our affiliates and/or licensors. This prospectus also contains trademarks, tradenames and service marks of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, tradenames and service marks referred to in this prospectus may appear without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, tradenames and service marks. We do not intend our use or display of other parties’ trademarks, tradenames or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

BASIS OF PRESENTATION

Certain Definitions

The following terms are used in this prospectus unless otherwise noted or indicated by the context:

•	“ABL Facility” means our senior secured asset-based revolving credit facility, as described under “Description of Certain Indebtedness;”

•

“Academy,” “Academy Sports + Outdoors,” the “Company,” “we,” “us” and “our” refer to, (1) prior to the consummation of this offering, New Academy Holding Company, LLC, a Delaware limited liability company and the current holding company for our operations, and its consolidated subsidiaries; and (2) following the consummation of this offering, Academy Sports and Outdoors, Inc. and its consolidated subsidiaries;

•	“Adviser” has the meaning set forth under “Certain Relationships and Related Party Transactions—Monitoring Agreement;”

•	“Allstar Managers” means Allstar Managers, LLC, an entity owned by certain current and former executives and directors of the Company;

•	“Average order value” means in-store and e-commerce merchandise sales divided by the number of sales transactions, which indicates the average amount of a sales receipt;

•	“BOPIS” means our buy-online-pickup-in-store program;

•

“Comparable sales” means the percentage of period-over-period net sales increase or decrease, in the aggregate, for stores open after thirteen full fiscal months as well as for all e-commerce sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business—Comparable Sales.” There may be variations in the way in which some of our competitors and other retailers calculate comparable sales. As a result, data in this prospectus regarding our comparable sales may not be comparable to similar data made available by other retailers;

•

“footprint” means, in the aggregate, the geographic locations where our stores are located. As of the date of this prospectus, our stores are located in the following states: Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, Oklahoma, South Carolina, Tennessee and Texas;

•

“full-line sporting goods and outdoor recreation retailers” means: retailers who offer all three of the following categories, across all price points and brands (i) sporting goods (e.g., team and individual sports, footwear/apparel, fitness), (ii) outdoor goods (e.g., hunting gear, fishing rods, outdoor cooking, camping), and (iii) recreation goods (e.g., pools, backyard living, bikes). Among the current full-line sporting goods and outdoor recreation retailers in the United States, management has determined that the Company is one of the leading full-line sporting goods and outdoor recreation retailers because its annual revenue in each of the years from 2014 to 2019 is the second highest;

•	“Gochman Investors” means, collectively, certain investors who are family descendants of our founder, Max Gochman;

•	“KKR” means, collectively, investment funds and other entities affiliated with Kohlberg Kravis Roberts & Co. L.P.;

•	“KKR Stockholders” means, collectively, investment entities owned by KKR;

•

“largest value-oriented sporting goods and outdoor recreation retailer in the country” refers to management’s determination of the Company’s comparative position based upon (i) the Company’s competitive pricing index, which illustrates the Company’s prices are lower on average compared to those full-line sporting goods and recreational retailers with higher annual revenue, and (ii) the Company’s 2019 and 2020 customer surveys, which indicate that customers perceive the Company as being more value-oriented than all of the other full-line sporting goods and recreation retailers;

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	“mature stores” means stores that have been in operation for longer than four years;

•	“number of sales transactions” means total quantity of sales transactions generated, whether in-store or online;

•	“owned brands” means our private label brands, which include both our own brands, as well as brands we license under exclusive license contracts;

•

“Reorganization Transactions” means the series of reorganization transactions that will take place prior to the consummation of this offering and will result in, among other things, New Academy Holding Company, LLC, the current holding company for the business described in this prospectus, being contributed to Academy Sports and Outdoors, Inc. by its unitholders and becoming a wholly owned subsidiary of Academy Sports and Outdoors, Inc.; and

•	“Term Loan Facility” means our senior secured term loan facility, as described under “Description of Certain Indebtedness.”

Presentation of Financial Information

New Academy Holding Company, LLC conducts (and after the consummation of this offering, Academy Sports and Outdoors, Inc. will conduct) its operations through its subsidiaries, including its indirect subsidiary, Academy, Ltd., an operating company which is doing business as “Academy Sports + Outdoors.”

We operate on a retail fiscal calendar pursuant to which our fiscal year consists of 52 or 53 weeks, ending on the Saturday closest to January 31 (which such Saturday may occur on a date following January 31) each year. References to any “year,” “quarter,” “half” or “month” mean “fiscal year,” “fiscal quarter,” “fiscal half year” and “fiscal month,” respectively, unless the context requires otherwise. References to “2015,” “2016,” “2017,” “2018” and “2019” relate to our fiscal years ended January 30, 2016, January 28, 2017, February 3, 2018, February 2, 2019 and February 1, 2020, respectively, unless the context requires otherwise. References to “2020” relate to our fiscal year ending January 30, 2021, unless the context requires otherwise.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures,” which are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP. Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA,” “Adjusted Net Income (Loss),” “Pro Forma Adjusted Net Income (Loss)” and “Adjusted Free Cash Flow.”

Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management believes Adjusted Free Cash Flow is a useful

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

measure of liquidity and an additional basis for assessing our ability to generate cash. Management uses Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish and award discretionary annual incentive compensation, to report our compliance with certain covenants in our debt agreements, and to compare our performance against that of other peer companies using similar measures.

Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow are not recognized terms under GAAP and should not be considered as an alternative to net income (loss) as a measure of financial performance or net cash provided by operating activities as a measure of liquidity, or any other performance measures derived in accordance with GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of, our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Summary—Summary Historical Consolidated Financial and Other Data.”

We also present adjusted comparable sales, which is a non-GAAP measure, in this prospectus. For a discussion of adjusted comparable sales and a reconciliation to comparable sales, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—Adjusted comparable sales.”

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Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

LETTER FROM OUR CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear Stakeholders and Future Stakeholders:

I am proud to introduce those of you who are not very familiar with, and further inform those of you who know us, to Academy Sports + Outdoors. I am excited to be part of this company and share all the great things we are accomplishing. Academy began over 80 years ago in San Antonio, Texas focusing on its customers with a powerful assortment and great value. It has evolved into a truly remarkable Sports + Outdoors emporium with the same strong focus on customers, assortment, and value.

Having known Academy since I was growing up in Houston, I was excited to join its Board of Managers three years ago. During that time, I learned more about Academy’s opportunities. When the opportunity to become CEO was presented two years ago, I enthusiastically took the position for three major reasons:

1)	An unparalleled opportunity to grow its existing stores within its current footprint, new markets, and through omnichannel penetration;

2)	A chance to improve its operational efficiencies and effectiveness across all elements of the company with an accomplished, experienced leadership team; and

3)	The ability to lead a company that has tremendous brand position and customer loyalty with an emphasis on fun, family and community.

Leading Academy is a dream job that allows me to fill my passion for retail and connecting with customers. I have been fortunate to be part of bringing growth and improved performance to retailers in the role of President, CEO, Chairman, or Director. My current role with our strong leadership team creates a significant opportunity to enhance the culture, operations, and customer connections at Academy. We have a deep bench of excellent executives working with me, which has allowed us to achieve improving comparable sales, profitability and cash flow, thus helping to drive significant long-term shareholder value.

Since I began leading Academy, we have been working on several key initiatives including:

1)	People

We have developed a focused strategy with a clear vision to be the best with a strong positive culture. We have a dedicated staff of over 20,000 team members that are focused on serving our customers and building our company. We have put together an outstanding leadership team from within and outside the company that has transformed the company over the past two years.

2)	Merchandising

We have taken significant actions to improve our merchandise offering, beginning with strengthening our sports and outdoors assortment quality and selection and exiting or reducing categories that were low profit or did not fit, such as toys, electronics and luggage. We developed and improved our pricing and clearance programs to ensure our value and keep our inventory fresh. In stores, we enhanced our merchandise presentation and signage to make the shopping experience more exciting. We also upgraded our planning and allocation systems to improve our in-stocks and inventory turns and allow us to target markets and stores with the right merchandise.

3)	Omnichannel

Academy had been underdeveloped in omnichannel capabilities, but we have been making major improvements to our capabilities that have shown substantial progress and effects over the past year. We have made numerous website improvements, including increased speed, simplified checkout, expanded payment options, content and product information, and search capabilities. We have increased the connection between our website and our stores through our marketing, inventory, and BOPIS.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

4)	Operations

We have made substantial enhancements in our stores, including upgrading our service levels by using new technology to hire better team members, scheduling team members to maximize their service level effectiveness, and training team members to improve selling skills and product knowledge. We have improved our supply chain operations by using a new freight system and improved freight handling processes. We have also developed and implemented a work productivity pay program that allows our distribution team members to earn more as they increase their productivity.

As you can see, we have been busy working on these and other high-value programs to improve our long-term performance. Beginning last year, we started to see improvements resulting from these initiatives. In addition, the improvements to our omnichannel capabilities have positioned us well to benefit from changing consumer preferences in response to the COVID-19 pandemic and resulted in substantial increases of our e-commerce sales and, in turn, our comparable sales. We have achieved four consecutive quarters with positive comparable sales, which is an improvement over our negative comparable sales for the past three fiscal years. In addition, second quarter of 2020 was our fourth consecutive quarter of profitability growth and our fifth consecutive quarter of cash flow growth. These results have allowed us to make significant progress on our long-term goals. While we still have a great deal of work and opportunity ahead of us, we are committed to work and focus on achieving our long-range vision and objectives.

Through the years, we have concentrated on serving our customers and communities, in both good and bad times. I am proud of how our company has continued this commitment during the COVID-19 crisis, through our stores that remained open after being designated as an essential retailer and through our website and omnichannel capabilities, all proving valuable to our customers. Our 20,000+ team members have been nothing short of inspiring during this challenging time, which shows not only their dedication, but their ability to adapt and succeed in any environment, be it a hurricane, recession, or pandemic. We will continue to serve our customers by offering a broad, differentiated, value assortment with the service they expect from Academy that satisfies them, regardless of the situation.

Today and going forward, we will maintain focus on our priorities and the execution necessary to achieve excellence. We believe that we have a best-in-class value offering with localized merchandising and marketing, and a new store opening and growth strategy that sets us apart from our competitors. We have proven that we are much more than a sporting goods store, as we are sought out for our extensive assortment and value by our customers, in all seasons and situations. Our customers return to our stores knowing they can count on us, time after time.

We are at the beginning of an incredible journey and still have much to accomplish. I know that we can and will be the best. I look forward to connecting with you and hope that you will join us as a public stakeholder in our mission.

    Ken C. Hicks

    Chairman, President and

    Chief Executive Officer

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties.

Who We Are

Academy Sports + Outdoors is one of the leading full-line sporting goods and outdoor recreation retailers in the United States. We estimate that we served 30 million unique customers and completed approximately 80 million transactions in 2019 across our seamless omnichannel platform and highly productive stores, resulting in net sales of $4.8 billion and making us the largest value-oriented sporting goods and outdoor recreation retailer in the country. We have continually increased our market share by expanding our leadership in fast-growing merchandise categories and offering a broad, value-oriented assortment with deep and localized customer connections.

We believe the following key attributes differentiate us from our competitors:

•	Value-based assortment that enables our customers to participate and have fun, no matter their budget.

•	Broad assortment that extends beyond sporting goods and apparel to outdoor recreation.

•	Emerging, rapidly growing and profitable omnichannel strategy that leverages our strong BOPIS and shipping fulfillment capabilities.

•	Strong customer loyalty, with opportunities to increase penetration in existing markets.

•	Regional focus in the southern United States with a strong and growing presence in six of the top 10 fastest-growing metropolitan statistical areas, or MSAs.

•	Core customers comprising active families that we support with one-stop shop convenience.

•	Significant whitespace opportunity for both in-fill and adjacent geographies and new markets.

•	Strong financial profile with accelerating performance and attractive cash flow generation.

Originally founded in 1938 as a family business in Texas, we have grown to 259 stores across 16 contiguous states, primarily in the southern United States. Our mission is to provide “Fun for All” and fulfill this mission with a localized merchandising strategy and value proposition that deeply connect with a broad range of consumers. Our product assortment focuses on key categories of outdoor, apparel, footwear and sports & recreation (representing 32%, 29%, 21% and 18% of our 2019 net sales, respectively) through both leading national brands and a portfolio of 17 owned brands, which go well beyond traditional sporting goods and apparel offerings.

Our retail locations range in size from approximately 40,000 to 130,000 gross square feet, with an average size of approximately 70,000 gross square feet, and have no mall exposure. Our box size and layout create a spacious in-store experience for the current shopping environment and easily accessible front of store checkout that drives efficiency for our BOPIS and curbside pickup customers. Our stores are supported by over 20,000 knowledgeable team members offering a high-touch service element. Our stores have remained open during the COVID-19 pandemic as a result of our essential product offering and enhanced safety measures, resulting in continued market share gains and greater visibility in newer markets to the Academy brand and increased

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

community connections. We operate three distribution centers that service our stores and our growing e-commerce platform, which reaches 47 states today. We have significant new store whitespace and our disciplined approach to store openings has allowed most stores to achieve profitability within the first twelve months of opening a store.

We are active members of the communities in which we operate. Our long-time customers have grown up with the Academy brand over time and pass their passion for us on to the next generation, enabling us to benefit from strong customer loyalty and shopping frequency in our embedded regional markets.

Our broad assortment appeals to all ages, incomes and aspirations, including beginning and advanced athletes, families enjoying outdoor recreation and enthusiasts pursuing their passion for sports and the outdoors. We enable our customers to enjoy a variety of sports and outdoors activities, whether they are trying out a new sport, tailgating for a sporting event or hosting a family barbecue. We enhance our customers’ shopping experience through our knowledgeable and passionate team members and value-added store services, making us a preferred, one-stop shopping destination. We carefully tailor our products and services to meet local needs and offer our customers memorable experiences that help us maintain lasting emotional connections with our loyal customer base and the communities we serve.

We sell a range of sporting and outdoor recreation products. Our strong merchandise assortment is anchored by our broad offering of year-round items, such as fitness equipment and apparel, work and casual wear, folding chairs, wagons and tents, training and running shoes and coolers. We also carry a deep selection of seasonal items, such as sports equipment and apparel, seasonal wear and accessories, hunting and fishing equipment and apparel, patio furniture, trampolines, play sets, bicycles and severe weather supplies. We provide locally relevant offerings, such as crawfish boilers in Louisiana, licensed apparel for area sports fans, baits and lures for area fishing spots and beach towels in coastal markets. Our value-based assortment also includes exclusive products from our portfolio of 17 owned brands. Nearly 20% of our 2019 sales were from our owned brands, such as Magellan Outdoors and BCG, which offer a distinct offering to our customers and approximately 60% of our customers purchased an owned brand item from us in 2019. Our merchandising creates a balanced sales mix throughout the year with no single season accounting for more than 28% of our annual sales.

Our stores deliver industry-leading unit sales and profitability, including 2019 net sales per store of $18.7 million, average sales per square foot of $264, and average EBITDA per store of $1.3 million. Our customers love the Academy store shopping experience because they are able to easily find, learn about, feel, try on and walk out with their favorite items. Our one-stop, convenient store layout, together with our highly trained team members offering value-added customer services, drive strong and consistent store foot traffic and transaction volume, with our average customers visiting our stores two to four times per year and our best customers visiting our stores nine times per year. The majority of our stores are located in high-traffic shopping centers, while none of the stores are located in, or anchored to, malls.

Our emerging, profitable e-commerce platform that leverages our strong BOPIS and shipping fulfillment capabilities has achieved year-over-year sales growth of 8% and 284% during 2019 and the first half 2020,

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

respectively. Our e-commerce sales represented 5% and 11% of our merchandise sales in 2019 and the first half 2020, respectively. We are deepening our customer relationships, further integrating our e-commerce platform with our stores and driving operating efficiencies by developing our omnichannel capabilities. Our BOPIS program, launched in 2019, accounted for approximately 24% and 50% of our e-commerce sales during 2019 and the first half 2020, respectively, and allows customers to place an order on our website and pick up their product at a desired location, either in-store or curbside. Our website also serves as a platform for marketing and product education, enhancing our customer experience and driving traffic to our stores. Our website is introducing new customers to the Academy brand, with approximately 25% of our e-commerce sales during first half 2020 coming from new households.

We serve our communities by supporting events, programs and organizations that help make a positive impact, including the sponsorship of over 1,500 local sports teams. We promote and encourage safety and responsibility, so that everyone can feel confident and comfortable doing what they love, by offering products and information that enable our customers to be smart, responsible and safe. We have a long history of providing essential products for crisis preparedness and have helped our communities, customers and team members through various natural disasters and crises.

We finished the twelve months ended August 1, 2020 with approximately $5.3 billion in sales, $204 million of net income and $449 million in Adjusted EBITDA. Although comparable sales have been negative for the past three fiscal years, we have seen four consecutive quarters of positive comparable sales as of second quarter 2020. In addition, second quarter 2020 reflected our fourth consecutive quarter of Adjusted EBITDA growth and our fifth consecutive quarter of Adjusted Free Cash Flow growth. We earned net income of $21 million, $120 million and $204 million and Pro Forma Adjusted Net Income of $43 million, $76 million and $178 million in 2018, 2019 and the twelve months ended August 1, 2020, respectively, which included $158 million of net income and $135 million of Pro Forma Adjusted Net Income for first half 2020. See “—Summary Historical Consolidated Financial and Other Data” for definitions of Adjusted EBITDA, Pro Forma Adjusted Net Income and Adjusted Free Cash Flow and reconciliations of Adjusted EBITDA and Pro Forma Adjusted Net Income to net income and Adjusted Free Cash Flow to net cash provided by operating activities.

Net Sales ($ in millions)	Adj. EBITDA ($ in millions)	Cum. Adjusted FCF ($ in millions)

Our Performance Improvement Initiatives

We have made significant progress on several key performance improvement initiatives that drove positive comparable sales and Adjusted EBITDA growth in the last four consecutive quarters ended August 1, 2020, and created a foundation for our future growth. These key initiatives include:

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Strengthened leadership team – Our leadership team comprises nine highly experienced and proven individuals, six of whom joined Academy from 2017 to 2018, led by our Chief Executive Officer and including our Chief Financial Officer, Chief Merchandising Officer, EVP of Retail Operations, SVP of Omnichannel, and Chief Information Officer. Our leadership team also recently demonstrated its ability to adapt, operate and gain market share and new customers during the most challenging of retail environments, including its ability to safely operate our stores and distribution centers, source and deliver our merchandise, and manage our liquidity and expenses in all elements of our business during the COVID-19 pandemic.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

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Build omnichannel – After investing approximately $50 million over the last three years in our omnichannel capabilities, we launched several new omnichannel initiatives in 2019, including our BOPIS program and new website design, content and functionality. While still early in our omnichannel strategy, we have built a profitable omnichannel business that is poised for continued growth and improvement of capabilities.

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Localized merchandising – Since 2018, we improved the localization of our assortment across selected inventory offerings. This initiative resulted in an improved customer shopping experience and increased sales.

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Category focus – In 2019, we improved and focused our assortments in priority product categories, such as team sports, fishing and outdoors, while exiting certain other product categories, such as luggage, electronics and toys, that were less profitable or unprofitable, slower moving, and not core to our sporting goods and outdoor offering.

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Enhance store optimization – We leverage technology to enable our store team members to better manage, prioritize and reduce tasks to give them more time to engage in customer service, thereby increasing our productivity and sales conversion.

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Digital marketing program – During the last two years, we shifted our primary marketing focus from print to digital marketing. Our improved website also supports our stores with digital marketing and our BOPIS program. Each of these initiatives has given us a closer connection with our customers.

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Implement loyalty program – We launched the Academy Credit Card program in May 2019, which constituted approximately 4% of first half 2020 net sales. Academy Credit Card represents a significant opportunity to build customer loyalty, as our Academy Credit Card customers both spend more per trip and visit our stores more often.

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Programmatic inventory management – We implemented a new disciplined price markdown strategy that has improved our margins and inventory management, as well as a new merchandise planning and allocation system that enables us to target inventory by store market to allow us to localize our offerings and sizes. This along with automated inventory ordering drove a significant amount of our margin expansion and improved inventory turns from 2.68x in 2017 to 3.36x in first half 2020.

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Develop small box format – We opened our first small format store (approximately 40,000 square feet) in Dallas, Texas in 2019. We believe this new smaller format store allows us to open new stores in urban and less dense areas. During first half 2020, this smaller format store experienced approximately 25% higher sales per square foot and 13% higher inventory turns than the average of all Academy stores, the latter of which had $150 sales per square foot and 2.44x inventory turns. We evaluate performance inclusive of store sales, as well as BOPIS sales and other fulfilled sales from the location.

More recently, as a result of the COVID-19 pandemic, consumers are spending more time at and around home engaging in recreation and leisure activities that include our key categories. The outdoor recreation industry, in particular, has tailwinds arising out of the COVID-19 pandemic, as indicated by a survey from Civic Science, stating 43% of Americans expect to be doing more outdoor recreational activities in the future in order to facilitate social distancing. We expect that this will continue throughout the duration of the pandemic and will result in a long-term increase to our customer base. The industry has seen unprecedented increases in participation across several categories which we consider to be our “power categories.” This includes outdoor (comprised of camping, hiking and kayaking), running, fitness and team sports, which saw participation increases of 9%, 3%, 3% and 5%, respectively, from 2014 to 2018. According to Allied Market Research, sales growth from 2019 through 2027 in categories we participate, such as outdoor, team sports, apparel and footwear, is expected to grow approximately 6% per annum. We have invested in and built our operating platforms over the last several years and, coupled with our product offering and accessible stores, have laid the foundation for our future growth and success in this environment.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Industry

We compete in a $70 billion fragmented market of retailers that sell sporting goods, outdoor recreation products, fan shop, apparel, footwear and other nontraditional sporting goods and general merchandise, such as casual and work apparel, barbecue and cooking equipment, patio furniture, outdoor games, severe weather supplies and pet care. The retail business is highly competitive based on many variables including price, product assortment, customer service, omnichannel experience and store locations.

The retail sporting goods and outdoor recreation retail industry comprises six principal categories of retailers:

•	Mass general merchants

•	Large format sporting goods stores

•	Traditional sporting goods stores

•	Specialty outdoor retailers

•	Specialty footwear retailers

•	Catalogue & Internet retailers

Our primary competitors are large format sporting goods stores and mass general merchants that offer sporting goods, outdoor recreation products and other lifestyle and recreational merchandise.

The overall U.S. sporting goods and outdoors recreation industry is constantly evolving and demand for certain sports and outdoors recreation goods may increase or decrease depending upon the economics, demographics or popularity of each activity. We monitor local demographics and buying trends and tailor our merchandise assortment to the preferences of the local community. As interests change, our broad selection allows us to adapt to shifts and expand or contract our product mix to meet the changing customer demand. Over the last two years, there have been a number of market trends and tailwinds in our favor. We believe we are well positioned to capture the demand from the rising popularity of fast growing trends, including athleisure wear, insulated coolers and cups and outdoor recreation, such as fishing. Additionally, we benefit from recent shifting of customer spend towards in-home health and wellness and dedicating more time to memory-making experiences. More recently, as a result of the COVID-19 pandemic, consumers are spending more time at and around home engaging in isolated recreation and leisure activities that we support. The rising popularity in loyalty to premium brands, and importance of experience for customers also serve as constructive tailwinds to our business. We believe we are well positioned to capture an increasing portion of the wallets of important growing demographics, such as female and Hispanic customers.

We have proven to be adaptive through periods of significant industry transformation. As consolidations and e-commerce disruption have threatened and, in some cases, played a role in shutting down some of our peers, we have taken advantage of these changes by taking market share. Our value-based operating strategy and expansive assortment beyond traditional sporting goods, such as our outdoor gear and work wear categories, have been keys to our success, because they provide a one-stop shop for our customers who are searching for assortment, value and convenience.

Our Competitive Strengths

We attribute our success to the following competitive strengths:

Regional leader in growing industry

We are the second largest full-line sporting goods and outdoor recreation retailer in the United States, with 2019 net sales of $4.8 billion. We believe our stores are well positioned geographically, with a strong and

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

growing presence in six of the top 10 fastest-growing MSAs, including Dallas, Houston, Atlanta, Austin, Charlotte and San Antonio. As of August 1, 2020, 29% of our stores are in four of the top five fastest-growing MSAs. This deep penetration of our established markets results in high customer awareness of, and loyalty to, the Academy name and frequent visits to our conveniently located stores.

The size of the sporting goods and outdoor recreation industry was estimated at $70 billion in the United States in 2018, and it is growing. According to Allied Market Research, sales growth from 2019 through 2027 in categories we participate, such as outdoor, team sports, apparel and footwear, is expected to grow approximately 6% per annum.

Broad assortment and compelling value proposition across the spectrum

We believe we sit in a sweet-spot of consumer demand, offering a broad, value-based assortment of sporting goods and outdoor recreation products, so our customers can participate and have fun, no matter their budget. Sporting goods shoppers consistently rate us as the top retailer for offering sporting and outdoor recreation products for a wide range of customers and being a one-stop shop. We carefully curate our products to provide the right assortment that appeal to beginners, experts, families and casual participants. In May 2020, over one-third of our customers tried a new sport or activity and came to Academy for the products they needed to get started in their new pursuit. We are the largest value-oriented sporting goods and outdoor recreation retailer in the United States. Our sporting goods customers ranked value as the most important driver in deciding where to shop and Academy was rated as the top retailer for value among sporting goods retailers. We maintain our leading value-oriented position by offering customers extensive choices of “good, better and best” merchandise at a range of competitive prices, coupled with convenient omnichannel solutions, a one-stop shopping experience and helpful customer services, such as free assembly of certain products, product demonstrations, hunting and fishing license certifications, fishing line spooling and bulk product carrying out, among others. We offer a price-beat guarantee where, if our customers find a lower price on an identical, in-stock merchandise advertised in print by any local retailer or select online retailers, we will beat that price by 5%. Our effective merchandise mix and compelling value proposition allow us to cater to both the price-conscious shopper, such as the active parent of a household with several children participating in various sports, and the discriminating shopper, such as the hunting and fishing expert. We are for all.

Diversified mix of industry-leading national brands and owned brands

Our access to national brand and owned brand merchandise creates a comprehensive portfolio of value-based and diversified products, spanning various price-points, that differentiates our assortment from our peers. Our category, brand and price-point mix is unique to Academy and difficult to replicate at other retailers. Approximately 80% of our 2019 merchandise sales was comprised of national brand products, with the remainder coming from exclusive products in our portfolio of 17 owned brands. We have minimal product overlap with direct-to-consumer brands and competitors. No single brand we carry accounted for more than 12% of our 2019 sales.

We have premium access to hundreds of well-recognized national brands, such as Nike, Carhartt, adidas, Under Armour, Columbia Sportswear, North Face, Yeti and Winchester, which are critical to our market penetration. These brands rely on us to broaden their consumer reach, which fosters a mutually beneficial relationship when it comes to pricing and assortment. We play a critical role in delivering customer volume for these brands, especially as mall-based retailers face further headwinds and our industry consolidates. Our national brand assortment spans across each brand’s price spectrum beyond those of our competitors and we expand below the national brand price spectrum by complementing the assortment with our owned brands. As such, we receive favorable product exclusivity from leading suppliers.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our owned brand portfolio consists of 17 brands, including Magellan Outdoors, BCG, Academy Sports + Outdoors and Outdoor Gourmet. Our owned brand strategy focuses on in-filling categories and price points that our national brand products may not satisfy. Our owned brand offerings support and complement our overall merchandising strategy due to limited price-point overlap with national brands. Our two largest owned brands, Magellan Outdoors and BCG, are among our fastest growing brands, growing year-over-year at 7.6% and 3.9% in 2019, respectively. Additionally, our owned brands generate strong brand equity and drive significant customer loyalty, as several of our exclusive products, such as the Academy-logo folding chair and folding wagon, are top-selling items. Approximately 60% of our customers purchased an owned brand item from us in 2019. Whether it is seeing a row of Academy-branded chairs at a softball game, or individuals wearing Magellan Outdoors shirts around town, our owned brands are worn and used throughout our footprint.

Differentiated in-store experience

Our differentiated in-store experience, convenient locations and our helpful team members ensure that our customers can rely on us on any given day or situation in our region to deliver the right product at a competitive price. We provide a localized in-store experience that allows us to deepen our customer relationships. We tailor our product assortment by store, season and market to enhance year-round profitability. For example, our customers expect us to carry the right baits and lures customized for the local fishing spots, such as heavier selections of saltwater lures in our coastal locations. Stores with different climates and seasonal patterns each receive an assortment that better matches the local conditions. Stores located near a university carry a large selection of that school’s licensed apparel giving them a look and feel of the local bookstore, which appeals to the nearby loyal fans and customers. We consider crawfish cookers to be an absolute necessity for our customers in Louisiana, and beach towels are a stronger seller in coastal markets than they are in inland markets. Our customers often shop our stores for same-day-need purchases, such as before a big game with unexpected weather changes, or to purchase an add-on product that was forgotten on a day trip. We have developed considerable expertise in identifying, stocking and selling a relevant assortment to meet the local needs and demands.

We provide an engaging customer shopping experience that drives customer traffic. Our visual merchandising strategy creates an entertaining and interactive in-store shopping experience for a broad range of shoppers. Our stores generally have consistent store layouts providing our customers with familiarity across our entire store base. Our in-store experience is further enhanced by the value-added customer service delivered by our highly trained and passionate staff. Value-added services we provide include free assembly of certain products, such as bicycles, grills and bows, fitness equipment demonstrations, issuances and renewals of hunting and fishing licenses, fishing line spooling and carrying bulk items to the car, among others. We sell many products, such as baseball bats and gloves, football helmets, fishing rods and reels, fitness equipment and bicycles, that require a “touch and feel” experience, as well as bulky items that would otherwise be difficult or costly to ship. We employ team members who we fondly refer to as our Enthusiasts –passionate local experts who are specially recruited and trained for category-specific positions. Our Enthusiasts use the products they sell and have the first-hand knowledge of the communities they serve, allowing them to advise and equip customers with products that suit the customers’ specific needs and the nuances of the local environment. We believe our stores often serve as gathering spots, as our customers come back to engage with our Enthusiasts to share experiences and obtain further advice and assistance.

Large and loyal customer base

We endeavor to offer products for customers of all ages, incomes and aspirations across sporting and outdoor recreation activities, seasons and experience levels. As such, we have a balanced, year-round business and a large customer base. In 2019, we estimate we served 30 million unique customers and we completed approximately 80 million transactions, resulting in strong household penetration in our core markets.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our customers love shopping at Academy. Our average customer visits our stores anywhere from two to four times per year and our best customers visit our stores nine times per year. Academy customers are loyal. Based on our customer surveys, approximately 30% of our customers’ annual sporting goods, outdoor and recreation expenditures are made at Academy, in comparison to approximately 20% for our competitors that are large format sporting goods stores and specialty outdoor retailers and their customers. As of August 1, 2020, we have gained approximately two million new customers this year.

While we serve all customers, our core customers are young active families who are driven to have a life full of different sports and outdoors recreation activities. For these customers, fun is forever at their fingertips, and they constantly look for ways to create memories together as a family. Being a conveniently located, value-oriented, one-stop shop for fun merchandise is why these customers love to shop at Academy. When these families shop at Academy, they often split up to find the items for their respective activities and meet back together before checking out. Our core customers are more active shoppers – they shop us more often and are more likely to be omnichannel customers.

Fans and spectators also constitute a large part of our customer base. Academy-branded folding chairs and wagons are frequently spotted at any local sporting or spectator event. We are active members in our communities, sponsoring events for the NCAA Southeastern Conference, local events, such as the Bassmaster Classic fishing tournament, and over 1,500 local sports teams. We also provide an exciting shopping experience for our communities following a major sports title or local team championship, such as a World Series or NCAA football championship, when we extend our local store hours late into the night to celebrate with our customers and meet their immediate need for a championship apparel or gear to display their team pride. These celebrations strengthen customer loyalty.

Highly experienced and passionate senior management team with a proven track record

Our company is led by a highly-accomplished senior management team with significant public market experience, a proven track record for driving operational efficiency, and a history of using customer data to improve our customer experience and drive our omnichannel strategy. Our senior management team has an average of 24 years of retail experience. Six out of the nine members of our senior management team, including our Chairman, President and Chief Executive Officer, Ken C. Hicks, were hired beginning early 2017 to lead the development and execution of our strategic growth and initiatives in merchandising, e-commerce and omnichannel, stores, information technology and finance. Together, our senior management has delivered strong results, with four consecutive quarters of positive comparable sales as of second quarter 2020, Adjusted EBITDA growth to $323 million in 2019, or 8%, compared to 2018, and Adjusted Free Cash Flow growth of $99 million in 2018 to $197 million in 2019.

Strong and adaptive financial performance through economic cycles

We have remained strong and adaptive over the years through a variety of economic cycles, including economic downturns. Our customers are loyal in any economic environment, and we believe they become even more loyal to our compelling value proposition when the economy is challenged, like during the current recessionary environment resulting from the COVID-19 pandemic. We find that customers will continue to pursue their wellness, interests and passions, regardless of the economic backdrop. As a result, we have gained market share during all economic cycles, including during April and May 2020. We attribute this to customers knowing we offer a broad assortment of the items they want during a down cycle at everyday value.

We have consistently demonstrated steady revenue growth, expanded profit margins and disciplined capital expenditures. We generated $4.8 billion in net sales, $120 million in net income and $323 million in Adjusted EBITDA in 2019. In 2019, we also generated $264 million of net cash provided by operating activities and

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

$197 million in Adjusted Free Cash Flow, while limiting net capital expenditures to $63 million. We have reduced our net leverage ratio to 1.2x as of end of second quarter 2020 compared to 5.2x as of end of both 2017 and 2018 and 4.1x as of end of 2019.

We have a proven store model that has generated strong Adjusted Free Cash Flow, store-level profitability and return on invested capital. All of our 211 mature stores (stores opened longer than four years) were profitable on a four-wall basis for the twelve months ended August 1, 2020 and our new stores have average payback periods of four to five years.

Our Growth Strategy

We are focused on the following four growth drivers:

Leverage technology and content to drive our omnichannel strategy

Our e-commerce sales represented 5% and 11% of our merchandise sales for 2019 and for the first half 2020, respectively. E-commerce sales increased 406% from the prior quarter in first quarter 2020 and 210% from the prior quarter in second quarter 2020. Our goal is to increase our omnichannel penetration quickly and significantly. To meet this goal, since 2011, we have invested $225 million in omnichannel and information technology initiatives to improve our customers’ online experience, with an emphasis on our mobile site and product information content. These investments have resulted in faster load times, more relevant search content, better site design, and a more-streamlined checkout process. We have also invested in omnichannel initiatives, such as BOPIS, curbside pickup and access to store inventory availability online.

Omnichannel offerings are becoming increasingly important, as our customers want options when they shop. During the first half 2020, our omnichannel customers spent 43% more than our store-only customers and 197% more than our online only customers. Since we launched our BOPIS program in 2019, we have seen significant e-commerce penetration that generates higher average order value and incremental in-store purchases. In 2019, 12% of our BOPIS customers made incremental in-store purchases when picking up their order, with an average value of 60% of their original order, and BOPIS orders accounted for 50% of all e-commerce sales during first half 2020. Our omnichannel platform also offers return-to-store capabilities for online orders, curbside fulfillment, the ability to place online orders in our stores if we are out of stock, and the ability to ship orders placed online from our retail locations. These capabilities help reduce the risk of lost sales and shorten delivery times for online orders while improving inventory productivity. We expect to launch our ship-to-store capabilities in third quarter 2020, which will continue to give our customers more options on how to shop Academy.

Our website also serves as the gateway to shopping in our stores. These customers leverage our website to learn more about the products and brands we sell, read reviews from other customers, compare prices and ensure their local Academy store has the inventory prior to heading to the store. Our website is also critical to reaching customers outside of our current store footprint. For the twelve months ended August 1, 2020, we reached approximately 6.7 million unique households, across 200 cities, in 44 states through ship-to-home orders made through our website. In 2019, 11% of our online transactions were ordered by customers in markets with no Academy stores. Our e-commerce platform’s top ten out-of-store-footprint MSAs include adjacent markets, such as Tampa, Miami and Savannah. As we continue to bolster our omnichannel offerings, we expect to drive traffic to our stores and website and expand our reach beyond our store footprint.

Enhance customer engagement and increase retention

We believe we have a significant opportunity to continue to expand our customer base. Better understanding our customers’ buying trends allows us to better target and cater to our customers. Our robust customer database has 38 million unique customers, and we continue to grow this through increased penetration of e-commerce sales and through the success of our Academy Credit Card program.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We utilize data obtained from our customer relationship management, or CRM, tools and targeted customer surveys. Our CRM tools enable us to create effective customer-targeting strategies. Our current CRM programs focus on welcoming our first-time customers, thanking our big spenders, reactivating our lapsed customers and cross-selling our category customers (including our hunting, sports equipment and recreation categories). With 38 million customers in our database, there is ample opportunity to increase our communication directly with our customers via one-on-one marketing. We are also leveraging the information from our approximately 80 million annual transactions to make more informed, localized decisions on promotion, marketing and inventory.

Online transactions are critical to helping us understand and analyze buying patterns. Data collected through our website allows us to personalize promotions for customers and recommend products based on purchase behavior. The Academy Credit Card program also provides data to track our customers’ purchases across all channels, giving us the ability to better serve and target those customers. Launched in May 2019, the Academy Credit Card program constituted approximately 4% of first half 2020 net sales. Our customers are attracted to the Academy Credit Card because of its bank-funded 5% discount on every Academy purchase and free standard shipping on online orders of $15 or more. Academy Credit Card holders are responsible for paying all fees associated with having an Academy Credit Card, including any late fees, and we are responsible for paying all costs associated with shipping online orders of $15 or more purchased with an Academy Credit Card.

We believe we possess a significant amount of high quality customer data, which we can leverage to enhance customer engagement and retention and drive purchase conversion.

Enhance operational excellence

We intend to enhance profitability by improving our operational efficiencies. We will continue to optimize our merchandise presentation through strategic store remodeling and enhanced visual storytelling, improve our inventory management through disciplined pricing markdowns, and augment the customer experience through more efficient queuing and check out procedures.

Much of our margin expansion from 2017 to 2019 can be attributed to our improvements in inventory management. We can improve operations across our organization by optimizing our in-store inventory management and implementing automated re-ordering and labor scheduling. We have deployed several new tools to this end, which will enable us to further improve inventory handling and vendor management. For example, we have implemented third party programs to analyze our inventory stock throughout the year at every location. This implementation has allowed us to improve our inventory management in stores, increasing the average inventory turns from 2.68x in 2017 to 3.36x in first half 2020, and has helped us to identify and exit certain product categories, such as luggage and toys.

We believe we can also enhance store operations through technology and personnel investments that will allow our team members to better manage and prioritize tasks, thereby increasing their productivity and sales conversion. These investments, for example, will reduce administrative tasks to enable more time for engaging in customer service.

Our supply chain initiatives include improving our logistics by leveraging our merchandising planning and assortment capabilities and facilitating product flow through our distribution centers. We use technology to track inventory daily and keep our distribution centers and stores in sync. Our data-driven process allows us to improve communication with our suppliers and ensure we are rightfully equipped with the correct inventory in our regional locations, and has and will continue to help us to identify and exit certain product categories, such as luggage and toys. Although we believe these initiatives have helped us, we experienced a gross margin decline in the first quarter 2020 as a result of a shift in consumer preferences due to the COVID-19 pandemic and the related increased popularity in our isolated recreation, outdoor and leisure activity products, which are generally lower margin goods.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As our e-commerce sales continue to shift further towards BOPIS and curbside fulfillment, our overall omnichannel platform becomes more profitable, and we expect this trend to continue as we add more omnichannel solutions, such as ship-to-store, and further develop our omnichannel order execution and fulfillment capabilities.

Capitalize on substantial whitespace and in-fill opportunities

We have significant growth opportunities in both our core markets and outside of our footprint. We believe our real estate strategy has positioned us well for further expansion, and our track record has demonstrated that we can open and operate stores profitably. Our disciplined approach to new store openings has allowed most of our stores to achieve profitability within the first twelve months of opening a store. As of the end of first half 2020, we had 211 mature stores, and all were profitable on a four-wall basis for the twelve months ended August 1, 2020. We expect to open eight to 10 new stores per year starting in 2022, which is similar to our growth rates from 2018 to 2019.

In-fill market opportunity

We classify in-fill markets as regions where we already have a well-established presence. We believe we have an opportunity to expand into surrounding metro areas and more rural locations. Some examples include Dallas/Fort Worth, Atlanta, Raleigh-Durham, Charlotte, New Orleans and Jacksonville. We believe our in-fill opportunity currently includes approximately 120 locations that could accommodate our preferred size of stores in markets we would consider.

Adjacent market opportunity

We consider adjacent markets to include markets that are not fully represented. We believe these regions provide opportunities to expand in metro and rural areas that sit right outside of our current footprint. We believe our adjacent market opportunity currently includes approximately 90 locations that could accommodate our preferred size of stores in markets we would consider.

Greenfield opportunity

Beyond our in-fill and adjacent markets, we believe we have the opportunity to expand across the nation. We currently have store locations in 16 states, which leaves us substantial room for growth beyond our core geographies. We believe our greenfield opportunity currently includes approximately 675 locations that could accommodate our preferred size of stores in markets we would consider.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Significant growth opportunity

The majority of our store expansion is expected to be with our traditional box size of approximately 70,000 gross square feet. We have also recently tested a smaller store format, which is approximately 40% smaller than our average store, that we believe will be advantageous for in-fill markets and other metropolitan areas.

While we will continue to prioritize investments in our existing operations and omnichannel capabilities, we will continue to judiciously expand. We have online delivery capabilities in almost every state and will focus on disciplined new store openings. As we reach into new and existing markets, we expect our omnichannel platform to lead the way in our geographic expansion.

Risks Related to Our Business and this Offering

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, results of operations and financial condition may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	overall decline in the health of the economy and consumer discretionary spending;

•	our ability to predict or effectively react to changes in consumer tastes and preferences, to acquire and sell brand name merchandise at competitive prices, and/or to manage our inventory balances;

•	intense competition in the sporting goods and outdoor recreation retail industries;

•	the impact of COVID-19 on our business and financial results;

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	our ability to safeguard sensitive or confidential data relating to us and our customers, team members and vendors;

•	risks associated with our reliance on internationally manufactured merchandise;

•	our ability to comply with laws and regulations affecting our business, including those relating to the sale, manufacture and import of consumer products;

•	claims, demands and lawsuits to which we are, and may in the future, be subject and the risk that our insurance or indemnities coverage may not be sufficient;

•	harm to our reputation;

•	our ability to operate, update or implement our information technology systems;

•	our substantial indebtedness;

•	our being a “controlled company” within the meaning of Nasdaq rules and, as a result, qualifying for exemptions from certain corporate governance requirements; and

•	KKR Stockholders controlling us and their interests conflicting with ours or yours in the future.

KKR

KKR is a leading global investment firm that manages multiple alternative asset classes, including private equity, credit and real assets, with strategic partners that manage hedge funds. KKR aims to generate attractive investment returns for its fund investors by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with KKR portfolio companies. KKR invests its own capital alongside the capital it manages for fund investors and provides financing solutions and investment opportunities through its capital markets business.

Our Corporate Information

Our principal offices are located at 1800 North Mason Road, Katy, Texas 77449. Our telephone number is (281) 646-5200. We maintain a website at academy.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Offering

Common stock offered by us	shares.

Option to purchase additional shares of common stock	We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their over-allotment option).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million, if the underwriters exercise in full their over-allotment option), assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. For a sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”

We intend to use these proceeds for general corporate purposes, which may include the repayment of certain indebtedness, as will be determined prior to this offering.

Conflicts of Interest	Affiliates of KKR beneficially own in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC, an affiliate of KKR, is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a ‘‘conflict of interest’’ under Rule 5121, or Rule 5121, of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a ‘‘qualified independent underwriter’’ is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. See ‘‘Underwriting (Conflicts of Interest).”

Controlled company	After the completion of this offering, KKR Stockholders will collectively beneficially own % of the voting power of our common stock. We currently intend to avail ourselves of the controlled company exemption under the corporate governance standards of Nasdaq.

Dividend policy	We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, legal, tax, regulatory and contractual restrictions, including restrictions in the agreements governing our indebtedness, and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before investing in shares of our common stock.

Material U.S. federal income and estate tax consequences to non-U.S. holders	For a discussion of certain U.S. federal income and estate tax consequences that may be relevant to non-U.S. stockholders, see “Material U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders.”

Proposed Nasdaq trading symbol	“ASO.”

Unless we indicate otherwise or the context otherwise requires, this prospectus reflects and assumes:

•	no exercise of the underwriters’ option to purchase additional shares of our common stock;

•	an initial public offering price of $ per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus; and

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the consummation of this offering.

The number of shares of common stock to be outstanding after this offering excludes:

•

             shares of common stock issuable upon exercise and/or vesting of existing equity awards under the New Academy Holding Company, LLC 2011 Unit Incentive Plan, or the 2011 Equity Plan. See “Executive Compensation—Equity Compensation Plans—2011 Equity Plan;”

•

             shares of common stock reserved for future issuance under our new 2020 Omnibus Incentive Plan, or the 2020 Equity Plan, which we intend to adopt in connection with this offering. See “Executive Compensation—Equity Compensation Plans—2020 Equity Plan;” and

•

             shares of common stock reserved for future issuance under our new 2020 Employee Stock Purchase Plan, or the ESPP, which we intend to adopt in connection with this offering. See “Executive Compensation—Equity Compensation Plans—2020 Employee Stock Purchase Plan.”

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below is the summary historical consolidated financial and other data for New Academy Holding Company, LLC and its subsidiaries. The summary historical financial data for 2019, 2018 and 2017 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial data as of August 1, 2020 and for the twenty-six weeks ended August 1, 2020 and August 3, 2019 has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The results of operations for any period are not necessarily indicative of our future financial condition or results of operations.

The summary historical consolidated financial data of Academy Sports and Outdoors, Inc. has not been presented, as Academy Sports and Outdoors, Inc. is a newly incorporated entity, has had no business transactions or activities to date other than in connection with its formation and this offering and had no assets or liabilities during the periods presented in this section.

You should read the following summary financial and other data below together with the information under “Selected Historical Consolidated Financial Data,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes, each included elsewhere in this prospectus.

	Fiscal Year Ended			Twenty-Six Weeks Ended
	February 1, 2020	February 2, 2019	February 3, 2018	August 1, 2020	August 3, 2019
Period length	52 weeks	52 weeks	53 weeks	26 weeks	26 weeks
(In thousands)
Statement of Income Data:
Net sales(1)	$4,829,897	$4,783,893	$4,835,582	$2,742,721	$2,314,202
Costs of goods sold	3,398,743	3,415,941	3,436,618	1,948,275	1,616,002

Gross margin	1,431,154	1,367,952	1,398,964	794,446	698,200
Selling, general and administrative expenses	1,251,733	1,239,002	1,241,643	596,636	614,172

Operating income	179,421	128,950	157,321	197,810	84,028
Interest expense, net	101,307	108,652	104,857	48,088	52,586
(Gain) on early retirement of debt, net(2)	(42,265)	—	(6,294)	(7,831)	(42,265)
Other (income), net	(2,481)	(3,095)	(2,524)	(1,621)	(1,454)

Income before income taxes	122,860	23,393	61,282	159,174	75,161
Income tax expense	2,817	1,951	2,781	1,518	1,408

Net income	$120,043	$21,442	$58,501	$157,656	$73,753

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Fiscal Year Ended			Twenty-Six Weeks Ended
	February 1, 2020	February 2, 2019	February 3, 2018	August 1, 2020	August 3, 2019
Period length	52 weeks	52 weeks	53 weeks	26 weeks	26 weeks
(In thousands, except store data)

Balance Sheet Data (end of period):
Cash and cash equivalents				$884,029
Merchandise inventories, net				899,086
Working capital(3)				758,081
Total assets(3)				4,816,582
Total debt, net of deferred loan costs				1,431,050
Total equity				1,149,096

Cash Flow Data:
Net cash provided by operating activities	$263,669	$198,481	$83,355	$773,621	$103,961
Net cash used in investing activities	(66,783)	(99,027)	(115,901)	(13,850)	(31,767)
Net cash provided by (used in) financing activities	(123,192)	(54,808)	8,514	(25,127)	(95,795)
Capital expenditures	62,818	107,905	132,126	13,850	27,802

Store Data (unaudited):
Comparable sales increase (decrease)	(0.7)%	(2.5)%	(5.2)%	15.9%	(4.3)%
Number of stores at end of period	259	253	244	259	254
Total square feet at end of period (in millions)	18.3	17.9	17.3	18.3	18.0
Net sales per square foot(4)	$264	$267	$279	$150	$129

Other Financial Data (unaudited):
Adjusted EBITDA(5)	$322,814	$300,259	$315,420	$282,902	$156,837
Adjusted Net Income(5)	101,469	57,774	74,472	179,106	43,800
Pro Forma Adjusted Net Income(5)	75,927	43,125	55,538	134,844	32,737
Adjusted Free Cash Flow(5)	196,886	99,454	(32,546)	759,771	72,194

(1)	The impact of the 53rd week to 2017 net sales was $60.6 million.
(2)

In first half 2020 and in 2019 and 2017, we repurchased principal on our Term Loan Facility, which was trading at a discount and recognized a gain, net of the write-off of related deferred loan costs. In first half 2020, we repurchased a total of $23.9 million of principal in open market transactions for an aggregate price of $16.0 million and recognized a related net gain of $7.8 million. In 2019, we repurchased a total of $147.7 million of principal in open market transactions for an aggregate purchase price of $104.6 million and recognized a related net gain of $42.3 million. In 2017, we repurchased $26.2 million of principal in open market transactions for an aggregate purchase price of $19.7 million and recognized a related net gain of $6.3 million.

(3)

Effective February 3, 2019, we adopted the New Lease Standard, which requires that lessees recognize assets and liabilities arising from operating leases on the balance sheet. Adoption of the new standard resulted in $1.2 billion in right-of-use assets and a combined $1.2 billion between current lease liabilities and long-term lease liabilities included on the balance sheet as of February 3, 2019. See Note 2 and Note 14 to our audited consolidated financial statements included elsewhere in this prospectus for further details regarding the adoption of this standard.

(4)

Calculated using net sales and square footage of all stores open at the end of the respective period. Square footage includes the in-store storage, receiving and office space that generally occupies approximately 15% of total store space in our stores.

(5)

We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax expense and depreciation, amortization and impairment, further adjusted to exclude consulting fees, Adviser monitoring fees, stock based compensation expense, gain on early extinguishment of debt, net, severance and executive transition costs, costs related to the COVID-19 pandemic, inventory write-down adjustments associated with strategic merchandising initiative and other adjustments. We describe these adjustments reconciling net

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

income (loss) to Adjusted EBITDA in the applicable table below. We define Adjusted Net Income (Loss) as net income (loss), plus consulting fees, Adviser monitoring fees, stock based compensation expense, gain on early extinguishment of debt, net, severance and executive transition costs, costs related to the COVID-19 pandemic, inventory write-down adjustments associated with strategic merchandising initiative and other adjustments, less the tax effect of these adjustments. We define Pro Forma Adjusted Net Income (Loss) as Adjusted Net Income (Loss) plus the estimated federal tax liability based on our proposed C-Corporation structure after this offering. We describe these adjustments reconciling net income (loss) to Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) in the applicable table below. We define Adjusted Free Cash Flow as net cash provided by (used in) operating activities less net cash used in investing activities. We describe these adjustments reconciling net cash provided by operating activities to Adjusted Free Cash Flow in the applicable table below.

Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management believes Adjusted Free Cash Flow is a useful measure of liquidity and an additional basis for assessing our ability to generate cash. Management uses Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish and award discretionary annual incentive compensation, to report our compliance with certain covenants in our debt agreements, and to compare our performance against that of other peer companies using similar measures.

Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow are not recognized terms under GAAP and should not be considered as an alternative to net income (loss) as a measure of financial performance or net cash provided by operating activities as a measure of liquidity, or any other performance measures derived in accordance with GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) should not be construed to imply that our future results will be unaffected by unusual or non-recurring items. In evaluating Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by primarily relying on our GAAP results in addition to using Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow supplementally.

Our Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow measures have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) do not reflect costs or cash outlays for capital expenditures or contractual commitments;

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) do not reflect changes in, or cash requirements for, our working capital needs;

•

Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, and Adjusted Free Cash Flow does not reflect the cash requirements necessary to service principal payments on our debt;

•	Adjusted EBITDA does not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes;

•

Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Adjusted Free Cash Flow do not reflect cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following tables provide reconciliations of net income (loss) to Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) for the periods presented:

	Fiscal Year Ended			Twenty-Six Weeks Ended
	February 1, 2020	February 2, 2019	February 3, 2018	August 1, 2020	August 3, 2019
(In thousands)
Net income	$120,043	$21,442	$58,501	$157,656	$73,753
Interest expense, net	101,307	108,652	104,857	48,088	52,586
Income tax expense	2,817	1,951	2,781	1,518	1,408
Depreciation, amortization and impairment	117,254	131,816	133,281	54,151	59,097
Consulting fees (a)	3,601	949	10,263	92	3,280
Adviser monitoring fee (b)	3,636	3,522	3,387	1,840	1,760
Stock based compensation (c)	7,881	4,633	4,580	3,690	4,467
Gain on early extinguishment of debt, net	(42,265)	—	(6,294)	(7,831)	(42,265)
Severance and executive transition costs (d)	1,454	4,350	7,409	4,137	—
Costs related to the COVID-19 pandemic (e)	—	—	—	17,632	—
Inventory write-down adjustments associated with strategic merchandising initiative (f)	—	18,225	4,400	—	—
Other (g)	7,086	4,719	(7,745)	1,929	2,751

Adjusted EBITDA	$322,814	$300,259	$315,420	$282,902	$156,837

	Fiscal Year Ended			Twenty-Six Weeks Ended
	February 1, 2020	February 2, 2019	February 3, 2018	August 1, 2020	August 3, 2019
(In thousands)
Net income	$120,043	$21,442	$58,501	$157,656	$73,753
Consulting fees (a)	3,601	949	10,263	92	3,280
Adviser monitoring fee (b)	3,636	3,522	3,387	1,840	1,760
Stock based compensation (c)	7,881	4,633	4,580	3,690	4,467
Gain on early extinguishment of debt, net	(42,265)	—	(6,294)	(7,831)	(42,265)
Severance and executive transition costs (d)	1,454	4,350	7,409	4,137	—
Costs related to the COVID-19 pandemic (e)	—	—	—	17,632	—
Inventory write-down adjustments associated with strategic merchandising initiative (f)	—	18,225	4,400	—	—
Other (g)	7,086	4,719	(7,745)	1,929	2,751
Tax effects of these adjustments (h)	33	(66)	(29)	(39)	54

Adjusted Net Income	$101,469	$57,774	$74,472	$179,106	$43,800

Estimated tax effect of change to C-Corporation status (i)	(25,542)	(14,649)	(18,934)	(44,262)	(11,063)

Pro Forma Adjusted Net Income	$75,927	$43,125	$55,538	$134,844	$32,737

(a)	Represents outside consulting fees associated with our strategic cost savings and business optimization initiatives.
(b)	Represents our contractual payments under our Monitoring Agreement with the Adviser. See “Certain Relationships and Related Party Transactions—Monitoring Agreement.”
(c)

Represents non-cash charges related to the 2011 Equity Plan, which vary from period to period depending on certain factors such as timing and valuation of awards, achievement of performance targets and equity award forfeitures.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(d)	Represents severance costs associated with executive leadership changes and enterprise-wide organizational changes.
(e)

Represents costs incurred as a result of the COVID-19 pandemic, including temporary wage premiums, additional sick time, costs of additional cleaning supplies and third party cleaning services for the stores, corporate office and distribution centers, accelerated freight costs associated with shifting our inventory purchase earlier in the year to maintain stock and legal fees associated with consulting in local jurisdictions.

(f)	Represents inventory write-down adjustments in connection with our new merchandising strategy adopted as part of our strategic transformation, including exiting certain categories of products.
(g)

Other adjustments include (representing deductions or additions to Adjusted EBITDA and Adjusted Net Income (Loss), as applicable) amounts that management believes are not representative of our operating performance, including investment income, net losses associated with Hurricane Harvey, additional profits associated with the 53rd week in fiscal year 2017, additional profits associated with Houston Astros World Series appearances, installation costs for energy savings associated with our profitability initiatives, store exit costs and other costs associated with strategic cost savings and business optimization initiatives.

(h)	Represents the tax effect of the total adjustments made to arrive at Adjusted Net Income (Loss) at our historical tax rate.
(i)

Represents the tax effect of Adjusted Net Income (Loss) at our estimated effective tax rate of 24.5%. We are currently treated as a flow through entity for U.S. federal and state income tax purposes, and thus no federal income tax expense has been recorded in our consolidated statements of income. After consummation of this offering, we will become subject to U.S. federal and state income taxes and be taxed at the prevailing corporate rates. Our actual federal tax rate, and our actual income tax liability, after this offering may be different from our assumed rate, and such difference may be material.

The following table provides a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow for the periods presented:

	Fiscal Year Ended			Twenty-Six Weeks Ended
	February 1, 2020	February 2, 2019	February 3, 2018	August 1, 2020	August 3, 2019
(In thousands)
Net cash provided by (used in) operating activities	$263,669	$198,481	$83,355	$773,621	$103,961
Net cash used in investing activities	(66,783)	(99,027)	(115,901)	(13,850)	(31,767)

Adjusted Free Cash Flow	$196,886	$99,454	$(32,546)	$759,771	$72,194

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition may be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Our results of operations are highly dependent on the U.S. economy and U.S. consumer discretionary spending and an economic and financial downturn may cause a decline in U.S. consumer discretionary spending and may adversely affect our business, operations, liquidity, capital resources and financial results.

Our results of operations are affected by the relative condition of the U.S. economy. All of our sales are generated within the United States, making our results of operations highly dependent on the U.S. economy and U.S. consumer discretionary spending. A decline in discretionary spending by U.S. consumers could negatively affect our business and results of operations.

The general conditions that affect U.S. consumer discretionary spending in our markets include:

•	health of the economy;

•	consumer confidence in the economy;

•	financial market volatility;

•	wages, jobs and unemployment trends;

•	the housing market, including real estate prices and mortgage rates;

•	consumer credit availability;

•	consumer debt levels;

•	gasoline and fuel prices;

•	interest rates and inflation;

•	tax rates and tax policy;

•	immigration policy;

•	import and customs duties/tariffs and policy;

•	impact of natural or man-made disasters;

•	legislation and regulations;

•	international unrest, trade disputes, labor shortages, and other disruptions to the supply chain;

•	changes to raw material and commodity prices;

•	national and international security and safety concerns; and

•	impact of public health pandemics on team members and the economy.

Increasing volatility in financial markets may cause some of the aforementioned conditions to change with even greater degree of frequency and magnitude. In addition, the recent COVID-19 pandemic, or fear of such an event, could evolve into a worldwide crisis that could adversely affect the economies and financial markets of many countries, including the United States, resulting in an economic downturn that could affect demand for our

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

products, materially adversely affect our business operations, our team members, facilities, partners, suppliers, distributors or customers, decrease traffic to our stores, create delays and inefficiencies in our supply chain, and make it difficult or impossible for us to deliver products to our customers.

Our comparable sales, net sales per square foot, customer traffic or average value per transaction may be adversely affected if, for example, our customers reduce their purchases with us due to job losses, foreclosures, bankruptcies, higher consumer debt and interest rates, higher taxes, reduced access to credit, falling home prices and lower consumer confidence. A reduction in overall consumer spending which causes customers to shift their spending to products other than those sold by us or to products sold by us that are less profitable could result in lower net sales, decreases in inventory turnover or a reduction in profitability due to lower margins, which could make it more difficult for us to generate cash flow sufficient to satisfy our obligations under our indebtedness. A prolonged period of depressed consumer spending could have a material adverse effect on our business.

Additionally, if the U.S. or global economy experiences a crisis or downturn, including any capital markets volatility or government intervention in the financial markets, or if the U.S. or global economy experiences a prolonged period of decelerating or negative growth, then our liquidity, capital resources or results of operations could be materially and adversely impacted. For example, although we typically generate funds from our operations to pay our operating expenses and fund our capital expenditures, our ability to continue to meet these cash requirements over the long-term may require access to additional sources of funds, including our ABL Facility, incremental term loan facilities and the equity and debt capital markets. Adverse financial and economic conditions may adversely affect our ability to draw on our ABL Facility, the ability of banks to honor draws on our ABL Facility or our ability to obtain incremental term loan facilities or access the equity and debt capital markets. In addition, adverse economic conditions could adversely affect our suppliers’ access to the capital and liquidity required to maintain their inventory, production levels, timeliness and product quality and to operate their businesses, which could adversely affect our supply chain, or could reduce our suppliers’ offerings of trade credit, customer incentives, vendor allowances, cooperative marketing expenditures and product promotions, which could adversely affect our results of operations. Adverse economic conditions could also make it difficult for both us and our suppliers to accurately forecast future product demand trends, which could cause us to carry too much or too little merchandise in various product categories, or could adversely affect our landlords and real estate developers of retail space, which may limit the availability of attractive leased store locations. The potential ongoing effects of an economic and financial crisis are difficult to forecast and mitigate. We may experience difficulties in operating and growing our operations to react to a U.S. or global financial or economic crisis or downturn. We may be unable, in such cases, to predict how robust a recovery of the U.S. or global economy will be or whether or not it will be sustained.

If we are unable to predict or effectively react to changes in consumer tastes and preferences, or if we fail to acquire and sell brand name merchandise at competitive prices, or if we are not successful in managing our inventory balances, then we may lose customers and our sales may decline and our results of operations may be negatively affected.

The level of success we achieve is dependent on, among other factors, the frequency of merchandise and service innovations, how accurately and timely we predict consumer tastes and preferences regarding sporting goods and outdoor recreation merchandise, the level of consumer demand, the availability of merchandise, the related impact on the demand for existing merchandise, and the competitive environment. Our products must appeal to a broad range of customers whose preferences cannot be predicted with certainty and are subject to change. We must identify, obtain supplies of, and offer to our customers, attractive, innovative and high-quality merchandise on a continuous basis. It is difficult to predict consistently and successfully the products and services our customers will demand as we often purchase products from our vendors several months in advance of the proposed delivery. Our failure to timely identify or effectively respond to changing consumer tastes, preferences and spending patterns could negatively affect our relationship with our customers, the demand for our merchandise and services and our market share, which could have a material adverse effect on our net sales and results of operations.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

An unexpected major shift in consumer demand away from sporting goods, sports and casual apparel and footwear, and outdoor recreation products could have a material adverse effect on our business, results of operations and financial condition. Consumer spending on sporting goods, sports and casual apparel and footwear, and outdoor recreation products could decrease or be displaced by spending on other activities due to a number of factors, including:

•	shifts in behavior away from team sports and outdoor activities in favor of media and electronics-driven leisure activities;

•	state, local and federal government budget cuts on facilities and activities, such as school athletic budgets, parks, ball fields, recreational sports leagues, hunting and fishing services, etc.;

•	legal and regulatory changes in federal and state hunting and fishing seasons, bag limits and firearm and ammunition restrictions;

•

consumer activism relating to controversial products we may carry, services we may perform, or our corporate philosophy, including those relating to firearms and ammunition, which could cause them to take their retail business elsewhere;

•	escalating costs of sporting and outdoor activities due to adverse changes in economic conditions, including rising fuel prices, rising participation fees and rising sporting license fees; and

•

natural or man-made disasters (e.g., an oil spill closing large areas of hunting or fishing), including hurricanes, tornadoes, large storms and floods, and the effects of such events on the ability of large urban areas to continue spending on sporting goods and outdoor recreation products.

Total consumer spending may not continue to increase at historical rates due to slowed production growth and shifts in population demographics, and it may not increase in certain product categories given changes in consumer interests and participation rates. Our results of operations could be negatively affected if consumer spending on sporting goods and outdoor recreation products or sports participation rates decline.

Our business is highly dependent upon our ability to purchase brand name merchandise from our vendors at competitive prices. We cannot guarantee that we will be able to acquire such brand name merchandise at competitive prices or on competitive terms in the future. In this regard, brand name merchandise that is in high demand may be allocated by brand name vendors based upon the vendors’ internal criterion which is beyond our control. If we lose any of our brand name vendors or if any of our brand name vendors fail to supply us with brand name merchandise, we may not be able to meet the demand of our customers for their brand names.

We must maintain sufficient inventory levels of merchandise that our customers desire to successfully operate our business. A shortage of popular merchandise could reduce our net sales. Conversely, we also must seek to avoid accumulating excess inventory to maintain appropriate in-stock levels. If we overstock unpopular merchandise, then we may be forced to take significant inventory markdowns or miss opportunities for the sale of other merchandise, both of which could have a negative impact on our profitability, and, in turn, our sales may decline or we may be required to sell the merchandise we have obtained at lower prices. For example, the popularity of much of the licensed apparel we offer is dependent on the performance of certain sporting teams throughout the course of the applicable sports seasons. If we overestimate or underestimate the projected success of a certain sports team, we may have to take significant mark-downs of our licensed apparel for that sports team or we may miss the opportunity to sell additional licensed apparel or other products with that sports team’s logo. The success of sporting teams is highly uncertain and difficult to predict. In addition, macro factors, such as the COVID-19 pandemic, may significantly affect whether or not certain sports leagues are able to host their games in their usual seasons, and if they are, whether or not spectators can attend. Our licensed apparel is significantly more popular when spectators are able to attend the games of the sports teams featured on such apparel. If we are not successful in managing our inventory balances, our results of operations may be negatively affected.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Intense competition in the sporting goods and outdoor recreation retail industries could limit our growth and reduce our profitability.

The market for sporting and outdoor recreation goods is highly fragmented and intensely competitive. Our current and prospective competitors include many large companies, some of which have substantially greater market presence, name recognition and financial, marketing and other resources than us. We compete directly or indirectly with the following categories of companies:

•	mass general merchants;

•	large format sporting goods stores;

•	traditional sporting goods stores;

•	specialty outdoor retailers;

•	specialty footwear retailers; and

•	catalogue and internet retailers.

Pressure from our competitors could require us to reduce our prices or increase our spending for advertising and promotion. Traditional competitors have become increasingly promotional and, if our competitors reduce their prices, it may be difficult for us to reach our net sales goals without reducing our prices, which could impact our margins. Increased competition in markets in which we have stores or the adoption by competitors of innovative store formats, aggressive pricing, promotion or delivery strategies and retail sale methods, such as the Internet, could cause us to lose market share and could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, as the popularity and use of Internet sites and free merchandise shipping continue to increase, our business faces increased competition from various domestic and international sources, including our suppliers. Additionally, the ability of consumers to compare prices on a real-time basis through the use of smartphones and digital technology puts additional pressure on us to maintain competitive prices vis-à-vis our competitors. We may require significant capital in the future to sustain or grow our business, including our store and e-commerce activities, due to increased competition, and there is no assurance that cash flow from operations will be sufficient to meet those needs or that additional sources of capital will be available on acceptable terms or at all.

The impact of COVID-19 may adversely affect our business and financial results.

The worldwide COVID-19 pandemic has negatively impacted the global and U.S. economies, disrupted consumer spending and global supply chains, and created significant volatility and disruption of labor and financial markets. The COVID-19 pandemic may have an adverse impact on our business and financial performance, including an economic downturn that adversely affects demand for our products, adversely affects our business operations, our team members, facilities, partners, suppliers, distributors or customers, decreases demand for our products, creates delays and inefficiencies in our supply chain, and makes it difficult for us to timely provide products to our customers. The extent of the impact of the COVID-19 pandemic on our business and financial performance, including our ability to execute our near-term and long-term business strategies and initiatives in the expected time frame, will depend on future developments, including the duration and severity of the pandemic, which are uncertain and cannot be predicted.

As a result of the COVID-19 pandemic, various governmental authorities and we have imposed and may further impose numerous requirements and restrictions on the operations of our facilities that are intended to protect the health and safety of our team members, consumers and communities, including temporary full or partial closures of our stores, distribution centers and corporate headquarters, restrictions on our goods and services eligible for sale, restrictions on the ability of customers and team members to reach our stores and other facilities and the neighboring businesses upon which we rely to drive traffic to our stores, and the closures of schools and businesses that our team members may rely upon for childcare while they work. The situation also

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

has necessitated the imposition of significant new safety measures to which we must adhere to safely serve our customers while also providing for the safety of our team members and suppliers, including limitations on the number of customers and team members allowed in our stores at any given time, shorter operating hours, and increased distancing, face covering, cleaning and sanitization protocols. Each of these necessary measures has substantially increased our operating costs, including, but not limited to, costs incurred to implement the operational changes described above and certain payments to or other costs relating to team members who are not working during the pandemic. These limitations, requirements and decreases, which are unprecedented, unexpected, ongoing and indefinite, may adversely impact our business and results. During the first quarter 2020, we closed our corporate headquarters, temporarily furloughed a significant portion of our corporate team members, and most of our active corporate team members worked from home due to local shutdown orders, and any need to take these actions again in the future may negatively impact productivity and cause other disruptions to our business. We began partially reopening our corporate headquarters during May 2020 to a limited number of team members and the remainder of our corporate team members returned to our corporate headquarters on June 8, 2020, in accordance with local guidelines. Our information technology systems and cybersecurity could also be adversely affected due to any significant increase in remote working of our team members due to any future closing of our corporate headquarters and in online orders due to a significant increase in online transactions. The operations of our stores, distribution centers, and corporate office could be further restricted, if we deem necessary or if recommended or mandated by authorities and these measures could have an adverse impact on our sales and profits.

As a result of the COVID-19 pandemic, we may have fewer resources to operate our business and we could also see deterioration in macroeconomic factors that typically affect us. In addition, consumer fears about becoming ill with the disease may continue, which will adversely affect traffic to our stores. Any significant reduction in consumer willingness to visit stores, levels of consumer spending at our stores or team member willingness to staff our facilities, or the further temporary closure of our facilities, relating to the pandemic or its impact on the economy, consumer sentiment or health concerns, could result in a loss of sales and profits and other material adverse effects. Consumer spending generally may also be negatively impacted by general macroeconomic conditions and consumer confidence, including the impacts of any recession, resulting from the COVID-19 pandemic. Any decreased spending at stores or online caused by decreased consumer confidence and spending following the pandemic could result in a loss of sales and profits and other material adverse effects. Also, if we do not respond appropriately to the pandemic, or if customers do not perceive our response to be adequate for a particular region or our company as a whole, we could suffer damage to our reputation and our brand, which could adversely affect our business in the future.

The COVID-19 pandemic also has the potential to significantly impact our supply chain if the factories that manufacture our products, the distributors that distribute our products, the distribution centers where we manage our inventory, or the operations of our logistics and other service providers are disrupted, temporarily closed or experience worker shortages. We may also see further disruptions or delays in shipments and negative impacts to pricing of certain components of our products. The COVID-19 pandemic has already impacted the suppliers of products we sell, particularly as a result of mandatory shutdowns in locations where our products are manufactured.

A significant amount of our merchandise is produced in China and the recent COVID-19 outbreak in China has resulted in significant governmental measures being implemented in China to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of team members in many regions of the country. These measures in China have resulted in, and may result in further, disruptions to our supply chain, including the temporary closure of third-party manufacturer facilities, interruptions in labor and/or product supply, or restrictions on the export or shipment of our products. As a result, our third-party manufacturers may not have the materials, capacity, or capability to manufacture our products according to our schedule and specifications. If our third-party manufacturers’ operations are curtailed, we may need to seek alternate manufacturing sources, which may be more expensive. Alternate sources may not be available or may result in delays in shipments to us from our supply chain and subsequently to our customers, each of which would affect

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

our results of operations. While the disruptions and restrictions on the ability to travel, quarantines, and temporary closures of the facilities of our third-party manufacturers and suppliers, as well as general limitations on movement in the region, are expected to be temporary, the duration of the production and supply chain disruption, and related financial impact, cannot be estimated at this time. Should the production and distribution closures continue for an extended period of time, the impact on our supply chain in China and globally could have a material adverse effect on our results of operations and cash flows.

The extent to which COVID-19 impacts our results, financial position and liquidity will depend on future developments, including new information which may emerge concerning the severity of the pandemic and any actions or inactions to contain COVID-19 or mitigate its impact, among others, which are highly uncertain and cannot be predicted. The extent of the impact of COVID-19 on our business and financial results will also depend on the duration and spread of the outbreak, including whether there is a “second wave” caused by additional periods of increases or spikes in the number of COVID-19 cases, further mutations or related strains of the virus (or even the threat or perception that this could occur), within the markets in which we operate and the related impact on consumer confidence and spending, labor supply or product supply, all of which are highly uncertain. Actions we have taken or may take, or decisions we have made or may make, as a consequence of the COVID-19 pandemic may result in the Company becoming a party to litigation claims and/or legal proceedings, including claims relating to our customers or team members getting ill after visiting or working in our stores and other facilities, which could consume significant financial and managerial resources, result in decreased demand for our products and injury to our reputation. We may also face further closure requirements and other operational restrictions with respect to some or all of our facilities for prolonged periods of time due to, among other factors, evolving and increasingly stringent governmental restrictions including public health directives, quarantine policies or social distancing measures. An extended period of ongoing disruption could materially affect our business, results of operations, access to sources of liquidity and financial condition.

Any failure to protect the integrity, security and use of sensitive or confidential data that we hold relating to us and our customers, team members and vendors, whether as a result of unauthorized disclosure, data loss or a breach of our information technology systems, could result in lost sales, fines and/or lawsuits, a loss of confidence in us, and harm to our reputation, business, results of operations and financial condition.

The secure processing, maintenance, transmission and storage of our customer, team member, vendor and company data is critical to us, and we devote significant resources to protecting this data. We collect and store sensitive and confidential data, including our intellectual property and proprietary business information and that of our vendors, and personally identifiable information of our customers and team members, in our data centers and on our networks. Additionally, the success of our retail stores and online operations depends upon the secure transmission of confidential information, including the use of cashless payments. Our customers provide personal, payment card and gift card information to purchase products or services, enroll in promotional programs, apply for credit, register and make purchases on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with performing certain aspects of our business.

We and our vendors rely on commercially available information technology security measures, including systems, software, tools, plans and monitoring to provide security for processing, maintenance, transmission and storage of our customer, team member, vendor and company data. Despite the security measures we and our vendors have in place, our facilities and information technology systems, and those of our third-party service providers, may be vulnerable to, and unable to detect and appropriately respond to, security breaches, cyber-security attacks by computer hackers, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar disruptions. Any security breach could compromise our networks and the data and confidential personal or business information stored there could be accessed, publicly disclosed, misappropriated, destroyed, lost or stolen. In addition, data and security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breach by our team members or by persons with whom we have commercial relationships that result in the unauthorized release of confidential personal or business

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

information. Any such breach, access, misappropriation, loss or other unauthorized or inadvertent disclosure of confidential information, whether by us or our vendors, could attract a substantial amount of media attention, damage our relationships with our customers, team members and vendors and cause a loss of confidence in us, violate applicable privacy laws and obligations and expose us to costly government enforcement actions or private litigation and financial liability (possibly beyond the scope or limits of our insurance coverage), increase the costs we incur to protect against or remediate such breaches and comply with consumer protection and data privacy laws and obligations or disrupt our operations and distract our management and other key personnel from performing their primary operational duties, any of which could adversely affect our reputation, business, results of operations and financial condition.

Despite our security measures, it is possible that computer hackers or other parties might defeat these security measures and obtain sensitive or confidential data that we hold relating to us and our customers, team members and vendors. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems, change frequently and often are not recognized until launched against a target, and we may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Actual or anticipated attacks could require that we expend significant resources related to our information systems and infrastructure and could subject us to additional legal and financial risks, including increased investments in protection technologies, costs to deploy additional personnel, train team members and engage third-party experts and consultants, costs of compliance with privacy laws and obligations, expenses associated with providing our customers with credit protection and potential fees and penalties from our credit card processing partners, any of which could adversely affect our reputation, business, results of operations and financial condition.

A significant portion of the merchandise that we sell is manufactured in foreign countries, including China, which exposes us to various international risks that could have a material adverse effect on our business and results of operations.

A significant portion of the merchandise that we sell, including merchandise we purchase from domestic suppliers and much of our owned brand merchandise, is manufactured in countries such as China, Vietnam, El Salvador and Bangladesh. Foreign imports subject us to the risks of changes in import duties, quotas, loss of “most favored nation” status with the United States for a particular foreign country, delays in shipment, shipping port and ocean carrier constraints, supply and demand constraints, labor strikes, work stoppages or other disruptions, freight cost increases and economic uncertainties (including the United States imposing anti-dumping or countervailing duty orders, tariffs, safeguards, remedies or compensation and retaliation due to illegal foreign trade practices). To the extent that any foreign manufacturers from whom we purchase products directly or indirectly employ labor, environmental, corruption, workplace safety, or other business practices that vary from those commonly accepted in the United States, we could be hurt by any resulting negative publicity or, in some cases, potential claims of liability. Merchandise or raw materials purchased from alternative sources may be of lesser quality or more expensive than the merchandise or raw materials we currently purchase abroad. If any of these or other factors were to cause a disruption of trade from the countries in which our suppliers are located, our inventory levels may be reduced or the costs of our merchandise may increase.

The political, health, safety, security, and economic environments of the countries in which we or our vendors obtain merchandise or raw materials have the potential to materially affect our operations. In the event of disruptions or delays in supply due to economic, political, health, safety or security conditions in foreign countries or their relations with the United States, such disruptions or delays could adversely affect our results of operations unless and until alternative supply arrangements could be made. Also, the imposition of trade tariffs, sanctions or other regulations against merchandise imported by us, or the loss of “normal trade relations” status with the countries in which we or our vendors obtain merchandise or raw materials, could significantly increase our cost of products imported into the United States and harm our business. The prices charged for the merchandise that we purchase by foreign manufacturers may be affected by the fluctuation of their local currency against the U.S. dollar.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In addition, the federal government periodically considers other restrictions on the importation of products obtained by our vendors and us. If the United States were to withdraw from or materially modify any international trade agreements to which it is a party, or if tariffs were raised on the foreign-sourced goods that we sell, or if border taxes were implemented, then the goods we import may no longer be available at a commercially attractive price or at all, which in turn could have a material adverse effect on our business, financial condition and results of operations.

A significant amount of our merchandise is produced in China, and increases in the costs of labor and other costs of doing business in China could significantly increase our costs to produce our merchandise and could have a negative impact on our net sales, operating income and net income. Factors that could negatively affect our business include a potential significant revaluation of the Chinese Yuan, which may result in an increase in the cost of producing products in China, labor shortages and increases in labor costs in China, and difficulties in moving products manufactured in China through the ports on the western coast of North America, whether due to port congestion, labor disputes, product regulations and/or inspections or other factors, and natural disasters or health pandemics impacting China.

General trade tensions between the United States and China began escalating in 2018, with multiple rounds of U.S. tariffs on Chinese goods taking effect. Recently, the Trump administration imposed multiple rounds of tariffs on imports from China, where we and many of our vendors source commodities. As a result, we have experienced rising inventory costs on owned brand products we directly source from China, as well as national brand products from China that we source through our vendors. These higher inventory costs have resulted in higher prices and/or lower margins, thus resulting in a negative impact to sales and/or gross margin. Additionally, these tariffs have resulted in and could result in further retaliatory tariff actions by China and could ultimately result in further tariffs on merchandise that we, and many of our vendors, import from China. These tariffs could have an adverse or material adverse effect on our business, financial condition and results of operations. If any of these events continue as described, we may need to seek alternative suppliers or vendors, raise prices, or make changes to our operations, any of which could have a material adverse effect on our sales and profitability, results of operations and financial condition. On January 15, 2020, President Trump signed Phase I of a new trade agreement with China, signaling potential cooperation and resolution between the two countries in 2020 to the ongoing trade war. However, as of our report date, no significant modifications have been enacted relative to the escalated tariffs which impact our business.

We are subject to costs and risks associated with laws and regulations affecting our business, including those relating to the sale, manufacture and import of consumer products and other matters, and such laws may change or become more stringent.

We operate in a complex regulatory and legal environment that exposes us to regulatory, compliance and litigation risks that could materially affect our operations and financial results. We are subject to regulation by numerous federal, state and local regulatory agencies and authorities, including the U.S. Consumer Product Safety Commission, Equal Employment Opportunity Commission, Department of Labor, Occupational Safety and Health Administration, Department of Justice, Department of Treasury, Federal Trade Commission, Customs and Border Protection, Bureau of Alcohol, Tobacco, Firearms and Explosives, SEC, Internal Revenue Service, or IRS, and Environmental Protection Agency and comparable state and local agencies.

Laws and regulations affecting our business may change, sometimes frequently and significantly, as a result of political, economic, social or other events. Some of the federal, state or local laws and regulations that affect us include but are not limited to:

•	consumer product safety, product liability or consumer protection laws;

•	laws related to advertising, marketing, pricing and selling our products, including but not limited to firearms, ammunition, and related accessories;

•	labor and employment laws, including wage and hour laws;

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	tax laws or interpretations thereof, including collection of state sales tax on e-commerce sales;

•	data protection and privacy laws and regulations;

•	environmental laws and regulations;

•	hazardous material laws and regulations;

•	customs or import and export laws and regulations, including collection of tariffs on product imports;

•	intellectual property laws;

•	antitrust and competition regulations;

•	banking and anti-money laundering regulations;

•	Americans with Disabilities Act, or ADA, and similar state and local laws and regulations;

•	website design and content regulations; and

•	securities and exchange laws and regulations.

We sell firearms, ammunition, and related accessories. Firearms represented less than 6% of our net sales in 2019. Numerous federal, state and local laws and regulations govern the procurement, transportation, storage, distribution and sale and marketing of firearms, ammunition, and related accessories, including the regulations governing the performance of federally and state mandated procedures for determining customer firearm purchase eligibility (such as age and residency verification, background checks and proper completion of required paperwork). In the future, there may be increased federal, state or local regulation affecting the sale of firearms, ammunition, and related accessories, including taxation or restrictions on the type of firearms and ammunition available for retail sale, which could reduce our sales and profitability. A failure by us to follow these laws or regulations may subject us to claims, lawsuits, fines, penalties, adverse publicity and government action (up to and including the possible revocation of licenses and permits allowing the sale of firearms and ammunition), which could have a material adverse effect on our business and results of operations.

Another significant risk relating to our operations is compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act, or UKBA, and other anti-corruption laws applicable to our international operations. In many foreign countries, particularly in those with developing economies, it may be a local custom that businesses operating in such countries engage in bribery and other business practices that are prohibited by the FCPA, the UKBA or other U.S. and foreign laws and regulations applicable to us.

We have internal policies, procedures and standards that we require all of our team members, agents and vendors to meet. Although we have implemented policies, procedures and standards of conduct designed to ensure compliance with the laws or regulations affecting our business, there can be no assurance that all of our team members, agents and vendors will comply with such laws, policies, procedures and standards of conduct. If we or one of our domestic or foreign agents or vendors fails to comply with a law or regulation, including any of the foregoing laws or regulations, or if we or one of our domestic or foreign agents or vendors fails to comply with our required policies, procedures or standards of conduct, then we may be forced to discontinue conducting business with the agent or vendor and we or they may be subject to claims, lawsuits, fines, penalties, loss of a license or permit and adverse publicity or other consequences that could have a material adverse effect on our business, results of operations and financial condition.

We are, and may in the future, be subject to claims, demands and lawsuits, and our insurance or indemnities may not be sufficient to cover damages related to those claims and lawsuits.

From time to time we may be involved in lawsuits, demands or other claims arising in the ordinary course of business. For example, we are, and may in the future, be subject to claims, demands and lawsuits, and we may suffer losses and adverse effects to our reputation, related to:

•

injuries or crimes associated with merchandise we sell, that has been associated with an increased risk of injury, including but not limited to firearms, ammunition, firearm accessories, air pistols, crossbows

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and other archery equipment, knives, deer stands and other hunting equipment, trampolines, wheeled goods such as bicycles and ride-on toys, certain merchandise qualifying as hazardous material and other products;

•

product liability claims from customers or actions required or penalties assessed by government agencies relating to products we sell, including but not limited to products that are recalled, defective or otherwise alleged to be harmful;

•	the design, purchase, manufacture, import, distribution and sale of our owned brand products;

•

the procurement, transportation, storage, distribution and sale of firearms and ammunition, including improper performance of federally mandated procedures for determining customer firearm purchase eligibility (such as age and residency verification, background checks and proper completion of required paperwork);

•	municipalities or other organizations attempting to recover costs from firearm manufacturers and retailers, relating to the use of firearms and ammunition;

•	the operations of a fleet of trucks for distribution purposes, including transportation of hazardous materials by such fleet;

•	the procurement and ownership, leasing or operation of property for retail stores, distribution centers and other corporate needs;

•	the alleged infringement upon intellectual property rights to merchandise we sell or technology or services we use, including information technology, marketing and advertising services;

•	global sourcing, including international, customs and trade issues;

•	real estate issues, including construction, leasing, zoning and environmental issues;

•

employment issues, including actions by team members, the Equal Employment Opportunity Commission, the Department of Labor, the Occupational Safety and Health Administration and other federal and state employment agencies;

•	commercial disputes, including contractual and business disputes with vendors, landlords, or competitors;

•	tort, personal injury and property damage claims related to our stores, e-commerce, distribution centers or corporate headquarters; and

•

regulatory compliance, including relating to consumer protection, marketing and advertising, product safety, workplace safety, firearms, ammunition and related accessories, knives, import/export customs, taxes, tariffs, duties, and surcharges, data security and privacy, food and other regulated products, accounting, labor and employment, environmental matters, and hazardous materials.

We sell firearms, ammunition, and related accessories. These products are associated with an increased risk of injury and related lawsuits with respect to our compliance with Bureau of Alcohol, Tobacco, Firearms and Explosives and state laws and regulations. Any improper or illegal use by our customers of firearms, ammunition, or related accessories sold by us could have a negative impact on our reputation and business. We may be subjected to claims and lawsuits, including potential class actions, relating to our policies and practices on the sale of firearms, ammunition, or related accessories. We may also be subjected to claims and lawsuits relating to the improper use of firearms, ammunition, or related accessories sold by us, including lawsuits by victims or municipalities or other organizations attempting to recover losses or costs from manufacturers and retailers of firearms, ammunition, and related accessories.

Due to the inherent uncertainties of claims and lawsuits, we cannot accurately predict the ultimate outcome of any such matters. These claims and lawsuits could cause us to incur significant expenses and devote

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

substantial resources to defend against them and, in some cases, we could incur significant losses in the form of settlements, judgments, fines, penalties, injunctions or other orders, as well as negative publicity, that could have a material adverse effect on our business, results of operations and financial condition. Even if a claim is unsuccessful or is not fully pursued, the negative publicity surrounding any such assertions could adversely affect our reputation.

To offset negative insurance market trends, we may elect to self-insure, accept higher insurance deductibles or reduce the amount of insurance coverage in response to market changes. Additionally, we self-insure a portion of expected losses under our workers’ compensation, general liability, Academy, Ltd. Texas Work Injury Benefit Plan, and group health insurance programs. We use the services of independent actuaries for loss adjustment expense reserve analyses for the aforementioned lines of insurance. Liabilities associated with these lines of insurance are based on actual claim data and estimates of incurred but not reported claims, developed using actuarial methodologies, and may be based on historical claim trends, industry factors, claim development, as well as other actuarial assumptions. Unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these losses, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, insolvency of insurance carriers, and changes in discount rates could result in materially different expenses than expected under these programs, which could have a material adverse effect on our results of operations and financial condition.

We require many of our vendors to carry their own insurance, and we have indemnity agreements with many of our vendors, but we cannot be assured that (1) any specific claim or lawsuit will be subject to a vendor’s insurance or indemnity agreement, (2) our vendors will meet their indemnity obligations or (3) we will be able to collect payments from our vendors sufficient to offset liability losses or, in the case of our owned brand products, where almost all of the manufacturing occurs outside the United States, that we will be able to collect anything at all. Due to the inherent uncertainties of litigation and other claims, we cannot accurately predict the ultimate outcome of any such matters.

Any insurance we carry, including the aforementioned insurance coverage, reflects deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on our operations. With all claims and lawsuits, however, there is a risk that liabilities, fines and losses may not be covered by insurance or may exceed insurance coverage. We also may be unable to procure insurance in the future at the coverage levels, terms or rates available to us today, and we cannot be guaranteed that our insurance at the time will be adequate for any particular claim or lawsuit.

Harm to our reputation could adversely impact our ability to attract and retain customers, team members, vendors and/or other partners.

Negative publicity or perceptions involving us or our brands, products, team members, operations, vendors, spokespersons, or marketing and other partners may negatively impact our reputation and adversely impact our ability to attract and retain customers, team members, vendors and/or other partners. Failure to detect, prevent or mitigate issues that might give rise to reputational risk or failure to adequately address negative publicity or perceptions could adversely impact our reputation, business, results of operations, and financial condition. Issues that might pose a reputational risk include failure of our cybersecurity measures to protect against data breaches, product liability and product recalls, our social media activity, failure to comply with applicable laws and regulations, our policies related to the sale of firearms, ammunition and accessories, public stances on controversial social or political issues, and any of the other risks enumerated in these risk factors. As part of our marketing efforts, we rely on social media platforms and other digital marketing to attract and retain customers. A variety of risks are associated with our social media activity and digital marketing, including the improper disclosure of proprietary information, negative comments about or negative incidents regarding us, exposure of personally identifiable information, fraud or out-of-date information. The inappropriate use of social media and digital marketing vehicles by us, our customers, team members or others could increase our costs, lead to

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

litigation or result in negative publicity that could damage our reputation. Many social media platforms immediately publish the content, videos and/or photographs created or uploaded by their subscribers and participants, often without filters or checks on accuracy of the content posted. Information posted on such platforms at any time may be adverse to our interests and/or may be inaccurate. The dissemination of negative information related to us or our brands, products, team members, operations, vendors, spokespersons or partners could harm our business, results of operations and financial condition, regardless of the information’s accuracy, and the harm may be immediate without affording us an opportunity for redress or correction. Furthermore, the prevalence of news coverage, the internet, and social media may accelerate and increase the potential scope of any negative publicity we might receive and could increase the negative impact of these issues on our reputation, business, results of operations, and financial condition.

Problems with operating, updating or implementing our information technology systems could disrupt our operations and negatively impact our business operations and materially and adversely affect our financial results.

The efficient operation of our business is dependent on the successful integration and operation of our information technology systems. For examples, we rely on our information technology systems to effectively manage our merchandise planning and replenishment, warehousing and distribution, store operations, e-commerce, and customer transactions, optimize our overall inventory levels, process financial information and sales transactions, prevent data breaches and credit card fraud, communications, support services, and comply with legal and regulatory obligations.

Our information technology systems, if not functioning properly, could disrupt our ability to track, record, and analyze sales and inventory and could cause disruptions of operations, including, among other things, our ability to order, process and ship inventory, process financial information including credit card transactions, prevent data breaches and credit card fraud, process payrolls or vendor payments or engage in other similar normal business activities. Our information systems, including our back-up systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, worms, other malicious computer programs, denial-of-service attacks, security breaches (through cyber-attacks from cyber-attackers or sophisticated organizations), catastrophic events such as fires, floods, tornadoes, earthquakes and hurricanes, and usage errors by our associates. Although we attempt to mitigate the risk of possible business interruptions by employing customary strategies, any material disruption, malfunction or any other similar problem in or with our information technology systems could negatively impact our business operations and materially and adversely affect our financial results.

From time to time, our computer and information technology systems may require upgrade, enhancement, integration and/or replacement for us to maintain successful current operations and achieve future sales and store growth.

Updating our existing information technology systems subjects us to numerous risks, including:

•	loss of information;

•	disruption of normal operations;

•	changes in accounting or other operating procedures;

•	changes in internal control over financial reporting or general computer controls;

•	problems maintaining accuracy of historical data;

•	allocation and dedication of key business resources to the updating of existing systems;

•	ability to attract and retain adequate experienced technical resources and third-party contractors for the updating of existing systems;

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	unknown impact on remaining systems;

•	adequacy of training and change management to address critical changes in business processes and job functions; and

•	updated information technology system ultimately does not meet the needs of the business.

Any failure to successfully update our information technology systems, and any missteps, delays, cost overruns, vendor disputes, technical challenges or other similar issues that may arise during the updating of our information technology systems, could have a material impact on our business, financial condition, results of operations, internal controls over financial reporting and ability to manage our business effectively.

From time to time, we may undertake initiatives involving numerous information technology systems, including our merchandise management, warehouse management, point of sale, e-commerce, data security, and credit card fraud detection systems. While each of these information technology systems initiatives is intended to further improve and enhance our information technology systems, our failure to timely, properly or adequately implement these systems initiatives could result in increased costs or risks, the diversion of our management’s and team members’ attention and resources and could materially adversely affect our results of operations, our internal controls over financial reporting or general computer controls, our ability to manage our business effectively and possible disruption of our business operations or financial reporting.

We depend on approximately 1,300 suppliers to supply us with the merchandise we purchase for resale and our significant dependence on these suppliers exposes us to risks associated with disruption in supply and losses of merchandise purchasing incentives that could have a material adverse effect on our business and results of operations.

We depend on approximately 1,300 suppliers to supply us in a timely and efficient manner with the merchandise we purchase for resale. Our significant dependence on these suppliers exposes us to various risks that could have a material adverse effect on our business and results of operations. In 2019, purchases from our largest vendor represented approximately 14% of our total inventory purchases. The merchandise we sell is sourced from a wide variety of domestic and international suppliers and our ability to find qualified suppliers and access merchandise in a timely and efficient manner is often challenging, particularly with respect to merchandise sourced outside the United States. We generally do not have long-term written contracts with our suppliers that would require them to continue supplying us with merchandise, particular payment terms or the extension of credit. As a result, these suppliers could modify the terms of these relationships due to general economic conditions or otherwise. If there is a disruption in supply from a principal supplier (which can occur for various reasons in or out of the control of these suppliers, including the measures taken by the Chinese government in response to the recent COVID-19 coronavirus outbreak), we may experience merchandise out-of-stocks, delivery delays or increased delivery costs, or otherwise be unable to obtain the same merchandise from other suppliers in a timely and efficient manner and on acceptable terms, or at all, which could have a material affect our results of operations and our customers’ confidence in us. Changes in our relationships with our suppliers (which can occur for various reasons in or out of our control) also have the potential to increase our expenses and adversely affect our results of operations. The formation and/or strengthening of business partnerships between our suppliers and our competitors could directly alter the available supply of merchandise we desire to sell, which could have a material adverse effect on the level of customers purchasing merchandise from us and, thus, our results of operations. Moreover, many of our suppliers provide us with merchandise purchasing incentives, such as return privileges, volume purchasing allowances and cooperative advertising, and a decline or discontinuation of these incentives could severely impact our results of operations.

A failure of our third-party vendors of outsourced business services and solutions to meet our performance standards and expectations could adversely affect our operations.

We outsource certain business services and solutions, and rely on the third-party vendors of these business services and solutions, to support a variety of our business functions, including portions of our information

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

technology and management information systems, data security and credit card fraud detection, supply chain (including product manufacturers, logistics service providers or independent distributors), retail operations, administrative services and other core business functions. If we fail to properly manage these vendors or if they fail to meet, or are prevented from meeting, our performance standards and expectations, then our reputation, sales, and results of operations could be adversely affected. In addition, we could face increased costs associated with finding replacement service vendors or hiring new team members to provide these business services and solutions in-house.

We may not be able to continue our store growth plans successfully or continue to manage our growth effectively, and our new stores may not generate sales levels necessary to achieve store-level sales or profitability comparable to that of our existing stores, which could materially and adversely affect our business, financial condition and results of operations.

Our strategy includes opening stores in existing markets and, from time to time, new markets. We must successfully choose our store sites, execute favorable real estate transactions on terms that are acceptable to us, construct and equip the stores with furnishings and appropriate merchandise, hire and train competent personnel and effectively open and operate these new stores and integrate the stores into our operations, and we may need to expand our distribution infrastructure, including the addition of new distribution centers. Our plans to increase our number of retail stores will depend in part on the availability of existing retail stores or store sites. A lack of available financing on terms acceptable to real estate developers or a tightening credit market may adversely affect the retail sites available to us. We cannot expect that stores or sites will be available to us, or that they will be available on terms acceptable to us. If additional retail store sites are unavailable on acceptable terms, we may not be able to carry out a significant part of our growth strategy. Rising real estate costs and acquisition, construction and development costs, available credit to landlords and developers and landlord bankruptcies could also inhibit our ability to grow. If we fail to locate desirable sites, obtain lease rights to these sites on terms acceptable to us, hire adequate personnel and open and effectively operate these new stores, our financial performance could be adversely affected.

We lease our stores under operating leases with terms of 15 to 20 years, and we generally cannot cancel these leases at our option. If a store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Similarly, we may be committed to perform our obligations under the applicable leases even if current locations of our stores become unattractive as demographic patterns change. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could require us to close stores in desirable locations.

In addition, our expansion in new and existing markets may present competitive, merchandising, marketing, human resources, distribution and regulatory challenges that differ from our current challenges, including competition among our stores, diminished novelty of our store design and concept, added strain on our distribution centers, maintaining our levels of customer service, training our store team members, additional information to be processed by our management information systems and diversion of our management’s attention from operations, such as the control of inventory levels in our stores. New stores in new markets, where we are less familiar with the target customer and less well-known by the target customer, may face different or additional risks and increased costs compared to stores operated in existing markets or new stores in existing markets. Expansion into new markets could also bring us into direct competition with retailers with whom we have no past experience as direct competitors. To the extent that we become increasingly reliant on entry into new markets to grow, we may face additional risks and our results of operations could suffer. To the extent that we are not able to meet new challenges, our sales could decrease and our operating costs could increase.

There also can be no assurance that we will be able to continue our expansion plans successfully or continue to manage our growth effectively, or that our new stores will generate sales levels necessary to achieve store-level profitability or profitability comparable to that of our existing stores. Our continued growth also depends, in

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

large part, upon our ability to open new stores in a timely manner and to operate them profitably. A slower than expected pace of new store openings may negatively impact our net sales growth and operating income. New stores also may face greater competition and have lower anticipated sales volumes relative to previously opened stores during their comparable years of operation. We may not be able to advertise cost-effectively in new or large markets in which we have less store density, which could slow sales growth at such stores. We also cannot guarantee that we will be able to obtain and distribute adequate product supplies to our new stores or maintain adequate warehousing and distribution capability to support our new stores at acceptable costs. Thus, our failure to achieve our expansion plans could materially and adversely affect our business, financial condition and results of operations.

Our e-commerce activities expose us to various risks that could have a material adverse impact on our overall results of operations.

Our customers are increasingly using computers, tablets, mobile phones and other devices to shop in our stores and on-line for our products. Our business has become increasingly omnichannel as we strive to deliver a seamless shopping experience to our customers through both online and in-store shopping experiences. We utilize our own e-commerce platform that allows us to control our customer experience without relying on a single third-party provider. Maintaining and continuing to improve our e-commerce platform involves substantial investment of capital and resources, integrating a number of information and management systems from different vendors, increasing supply chain and distribution capabilities, attracting, developing and retaining qualified personnel with relevant subject matter expertise, and effectively managing and improving the customer experience. Our e-commerce operations are subject to numerous risks that could have a material adverse impact on our overall results of operations, including:

•	expansion of our sales across the United States, thereby, subjecting us to the regulatory and other requirements of the 50 states;

•

website operating issues, including website availability, system reliability, website operation, Internet connectivity, website errors, computer viruses, telecommunication failures, electronic break-ins or similar disruptions;

•	the need to keep pace with rapid technological change and maintain investments necessary for our e-commerce operation;

•	legal compliance issues related to the online sale of merchandise;

•	intellectual property litigation related to the enforcement of patent rights;

•	privacy and personal data security;

•	protection against credit card and gift card fraud;

•	fulfillment, inventory control and shipping issues for e-commerce transactions;

•	tax issues, including state sales tax collection for e-commerce transactions;

•	hiring, retention and training of personnel qualified to conduct our e-commerce operation;

•	ability to procure adequate computer hardware and software and technology services and solutions from third-party providers; and

•	reduction in visits to, diversion and/or cannibalization of sales from, existing retail stores.

Our e-commerce activities also carry challenges such as identifying our e-commerce customer, marketing our website, establishing a profitable on-line merchandising mix, managing shipping costs to our customers, setting prices to compete against other on-line retailers, maintaining website content, timely and accurately fulfilling orders, integrating our e-commerce business with our store operations, and growing the operation as part of our overall strategic plan. If we do not successfully manage the risks and navigate the challenges associated with our e-commerce activities, it could have a material adverse effect on our results of operations.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Further, governmental regulation of e-commerce continues to evolve in such areas as marketing and advertising, taxation, privacy, data protection and privacy, pricing, content, copyrights, distribution, mobile communications, electronic contracts and other communications, consumer protection, the provision of online payment services, the design and operation of websites and the characteristics and quality of products and services. Unfavorable changes to regulations in these areas could have a material adverse impact on our e-commerce activities.

Our owned brand merchandise exposes us to various risks generally encountered by companies that source, manufacture, market and retail exclusive owned brand merchandise.

In addition to national brand merchandise, we offer customers owned brand merchandise that is not available in other stores. The sale of owned brand merchandise subjects us to certain risks, including:

•	our ability to successfully and profitably conduct sourcing and manufacturing activities internally or with third-party agents, manufacturers and distributors;

•

our failure or our manufacturers’ failure to comply with federal, state and local regulatory requirements, including product safety, working age and conditions, anti-corruption, import and customs and retail sale restrictions;

•	potential mandatory or voluntary product recalls;

•	claims and lawsuits resulting from injuries associated with the use of our owned brand merchandise;

•	our ability to successfully protect our intellectual property or other proprietary rights (e.g., defending against counterfeit, knock-offs, grey-market, infringing or otherwise unauthorized goods);

•	our ability to successfully navigate and avoid claims related to the intellectual property or other proprietary rights of third parties;

•

our ability to successfully administer and comply with the obligations under license agreements that we have with the licensors of brands, including in some instances certain sales minimums that if not met could cause us to lose the licensing rights or pay damages;

•

sourcing and manufacturing outside the United States, including foreign laws and regulations, political unrest, disruptions or delays in cross-border shipments, changes in economic conditions in foreign countries, exchange rate and import duty fluctuations and conducting activities with third-party manufacturers; and

•

increases in the price of raw materials used in the manufacturing of our owned brand merchandise and other risks generally encountered by entities that source, manufacture, market and retail owned brand merchandise.

Our failure to adequately address some or all of these risks could have a material adverse effect on our business, results of operations and financial condition.

A disruption in the operation of our distribution centers would affect our ability to deliver merchandise to either our stores or customers, which could adversely impact our revenues and harm our business and financial results.

We operate three distribution centers located in Katy, Texas, Twiggs County, Georgia, and Cookeville, Tennessee. We receive and ship substantially all of our merchandise through our distribution centers. Any natural or man-made disaster in the areas or regions of these facilities (for example, hurricanes, tornadoes, floods, explosions, or fires) could damage a portion of our inventory and any serious disruption to these facilities or their staffs (including due to any widespread health emergencies) could impair our ability to adequately stock our stores, process returns of products to vendors and ship product to our e-commerce customers, thereby adversely

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

affecting our sales and profitability. In addition, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores and customers during the time it takes for us to reopen or replace these distribution centers.

Our quarterly operating results and comparable sales may fluctuate due to seasonality and other factors outside of our control.

We have historically experienced and expect to continue to experience seasonal fluctuations in our net sales, operating income and net income. A significant portion of our net sales and profits is driven by summer holidays, such as Memorial Day, Father’s Day and Independence Day, during the second quarter. Our net sales and profits are also impacted by the November/December holiday selling season, and in part by the sales of cold weather sporting goods and apparel during the fourth quarter. If we miscalculate the demand for our products generally or for our product mix during certain holiday or sporting seasons, our net sales could decline resulting in lower margins, higher labor costs as a percentage of sales and excess inventory, which would harm our financial performance.

Our quarterly results of operations and comparable sales have historically fluctuated, and may continue to fluctuate, as a result of factors outside our control, including:

•	general regional and national economic conditions;

•	consumer confidence in the economy;

•	unseasonal or extreme weather conditions, natural or man-made disasters (such as snow storms, hurricanes, tornadoes, and floods);

•	catastrophic or tragic events (such as tragedies involving firearms or public health pandemics) in or affecting our markets;

•	changes in demand for the products that we offer in our stores;

•	lack of new product introduction;

•	lockouts or strikes involving professional sports teams;

•	retirement of sports superstars used in marketing various products;

•	sports scandals, including those involving leagues, associations, teams or athletes with ties to us or our markets;

•	costs related to the closure of existing stores;

•	litigation;

•	the success or failure of college and professional sports teams in our markets;

•	expansion of existing or entry of new competitors into our markets;

•	consolidation of competitors in our markets;

•	shift in consumer tastes and fashion trends;

•	calendar shifts or holiday or seasonal periods;

•	the timing of income tax refunds to customers;

•	changes in laws and regulations, politics or consumer advocacy affecting our business, including sentiment relating to the sale of firearms and ammunition;

•	cancellations of tax-free holidays in certain states;

•	pricing, promotions or other actions taken by us or our existing or possible new competitors; and

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	changes in other tenants or landlords or surrounding geographic circumstances in the shopping centers in which we are located.

Our quarterly operating results and comparable sales may also be affected by the timing of new store openings and the relative proportion of new stores to mature stores, the level of pre-opening expenses associated with new stores and the amount and timing of net sales contributed by new stores. Furthermore, our operating margins may be impacted in periods in which incremental expenses are incurred as a result of upcoming new store openings.

The occurrence of severe weather events, catastrophic health events, natural or man-made disasters, social and political conditions or civil unrest could significantly damage or destroy our retail locations, could prohibit consumers from traveling to our retail locations or could prevent us from resupplying or staffing our stores or distribution centers or fulfilling out e-commerce orders, especially during peak shopping seasons.

Unforeseen events, including public health issues such as contagious viruses, natural disasters such as earthquakes, hurricanes, tornadoes, snow or ice storms, floods and heavy rains, and man-made disasters such as an oil spill closing large areas of hunting or fishing, could disrupt our operations or the operations of our suppliers, as well as the behavior of our consumers. For example, frequent or unusually heavy snowfall, ice storms, rainstorms or other extreme weather conditions over a prolonged period could make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. In addition, extreme weather conditions could result in disruption or delay of production and delivery of materials and products in our supply chain and cause staffing shortages in our stores. Socio-political factors, such as civil unrest or other economic or political uncertainties that contribute to consumer unease or harm to our store base, may also result in decreased discretionary spending, property damage and/or business interruption losses. For example, we may face losses related to the civil unrest in the United States that began in late May 2020 in response to reported incidents of police violence. To the extent these events result in the closure of one or more of our distribution centers, a significant number of stores, or our corporate headquarters or impact one or more of our key suppliers, our operations and financial performance could be materially adversely affected through an inability to support our business, resupply or staff our stores, distribution centers or corporate headquarters or fulfill our e-commerce orders, especially during peak shopping seasons, and through lost sales. We believe that we take reasonable precautions to prepare particularly for unforeseen catastrophic or weather-related events; however, our precautions may not be adequate to deal with such events in the future. As these events occur in the future, if they should impact areas in which we have our corporate headquarters, a distribution centers or a concentration of retail stores or vendor sources, such events could have a material adverse effect on our business, financial condition and results of operations.

Our failure to protect our intellectual property or avoid the infringement of third-party intellectual property rights could be costly and have a negative impact on our results of operations.

Our trademarks, service marks, copyrights, patents, processes, trade secrets, domain names and other intellectual property, including our Academy Sports + Outdoors brand, our owned brands, such as Academy Sports + Outdoors, Magellan Outdoors, BCG, O’rageous and Outdoor Gourmet, and our goodwill, designs, names, slogans, images and trade dress associated with these brands, are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our intellectual property could diminish the value of our brands or goodwill and cause a decline in our sales. In addition, any infringement or other intellectual property claim made by or against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays, cause us to discontinue affected products, distract key resources from our core business or require us to enter into royalty or licensing agreements. As a result, any such claim made by or against us or our failure to protect our intellectual property could have an adverse effect on our results of operations.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our business is significantly dependent on our ability to meet our labor needs.

The success of our business depends significantly on our ability to hire and retain quality team members, including store managers, Enthusiasts and other store team members, distribution center team members, and corporate directors, managers and other personnel. We plan to expand our team member base to manage our anticipated growth. Competition for non-entry-level personnel, particularly for team members with retail experience, is highly competitive. Additionally, our ability to maintain consistency in the quality of customer service in our stores is critical to our success. Many of our store team members are in entry-level or part-time positions that historically have high rates of turnover. We are also dependent on the team members who staff our distribution centers, many of whom are skilled. We may be unable to meet our labor needs and control our costs due to external factors such as the availability of a sufficient number of qualified persons in the work force of the markets in which we operate, unemployment levels, demand for certain labor expertise, prevailing wage rates, wage inflation, changing demographics, health and other insurance costs, adoption of new or revised employment and labor laws and regulations, and the impacts of man-made or natural disasters, such as tornadoes, hurricanes, and the COVID-19 pandemic. Recently, various legislative movements have sought to increase the federal minimum wage in the United States, as well as the minimum wage in a number of individual states. As federal or state minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage team members, but also the wages paid to our other hourly team members as well. Further, should we fail to increase our wages competitively in response to increasing wage rates, the quality of our workforce could decline, causing our customer service to suffer. Additionally, the U.S. Department of Labor has proposed rules that may have salary and wage impact for “exempt” team members, which could result in a substantial increase in store payroll expense. Any increase in the cost of our labor could have an adverse effect on our operating costs, financial condition and results of operations. If we are unable to hire and retain store-level team members capable of providing a high level of customer service, skilled distribution center team members or other qualified personnel, our business could be materially adversely affected.

Although none of our team members are currently covered under collective bargaining agreements, we cannot guarantee that our team members will not elect to be represented by labor unions in the future. If some or our entire workforce were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements or work practice, it could have a material adverse effect on our business, financial condition and results of operations.

Our stores are located primarily in the southern United States which could subject us to regional risks.

Because our stores are located primarily in the southern United States, we are subject to regional risks, such as the regional economy, weather conditions and natural disasters such as floods, droughts, tornadoes and hurricanes. Man-made disasters, such as an oil spill in the Gulf of Mexico, a nuclear power plant crisis or other events, may also impact our regional area. We sell a significant amount of merchandise related to outdoor activities which can be adversely affected by such events that may postpone the start of or shorten sports seasons or inhibit participation in other outdoor activities or otherwise have a significant impact on our operations. Several of our competitors operate stores across the United States and thus are not as vulnerable to the risks of operating in one region. If a region of our stores’ footprint suffers an economic downturn or any other adverse regional event, there could be an adverse impact on our net sales and results of operations and our ability to implement our planned expansion program.

Fluctuations in merchandise costs and availability due to fuel price uncertainty, demand changes, increases in commodity prices, labor shortages and other factors could negatively impact our consolidated and combined results of operations.

The cost of our merchandise is affected, in part, by the price of raw materials. A substantial rise in the price of raw materials could dramatically increase the costs associated with manufacturing the merchandise that we purchase from our suppliers, which could cause the price of our merchandise to increase and could have a

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

negative impact on our sales and profitability. In addition, increases in commodity prices could also adversely affect our results of operations. If we increase the price for our products in order to maintain gross margins for our products, such increase may adversely affect demand for, and sales of, our products, which could have a material adverse effect on our financial condition and results of operations.

We rely upon various means of transportation, including ships and trucks, to deliver products from vendors to our distribution centers and from our distribution centers to our stores. Consequently, our results can vary depending upon numerous factors affecting transportation, including the price of fuel and the availability of trucks and ships. The price of fuel and demand for transportation services has fluctuated significantly over the last few years, and has resulted in increased costs for us and our vendors. In addition, changes in regulations may result in higher fuel costs through taxation, transportation restrictions or other means. Fluctuations in transportation costs and availability could adversely affect our results of operations.

Labor shortages in the transportation industry could negatively affect transportation costs and our ability to supply our stores in a timely manner. In particular, our business is highly dependent on the shipping and trucking industry to deliver products to our distribution centers and our stores. Our results of operations may be adversely affected if we, or our vendors, are unable to secure adequate transportation resources at competitive prices to fulfill our delivery schedules to our distribution centers or our stores.

Difficulties in moving products manufactured overseas and through the ports of North America, whether due to port congestion, government shutdowns, labor disputes, product regulations and/or inspections or other factors, including natural disasters or health pandemics, could negatively affect our business.

If we are unable to manage the growth of our business, our revenues may not increase as anticipated, our cost of operations may rise and our results of operations may decline.

As our business grows, we will face many risks associated with growing companies, including the risk that our management, financial controls, staff levels, and information systems will be inadequate to support our expansion in the future. Our growth will require our management to expend significant time and effort and additional resources to ensure the continuing adequacy of our associate staff levels, financial controls, operating procedures, information systems, product purchasing, warehousing and distribution systems and team member training programs. We cannot predict whether we will be able to effectively manage these increased demands or respond on a timely basis to the changing demands that our expansion will impose on our management, financial controls and information systems. If we fail to manage successfully the challenges of growth, do not continue to improve these systems and controls or encounter unexpected difficulties during expansion, our business, financial condition, results of operations or cash flows could be materially adversely affected.

The loss of our key executives could have a material adverse effect on our business.

Our future success depends on the continued services of our senior executive management. Any loss or interruptions of the services of our senior executive management could significantly reduce our ability to effectively manage our operations and implement our key initiatives because we may not be able to timely recruit appropriate replacements for our senior executive management should the need arise. If we were to lose any key senior executive management, our business could be materially adversely affected.

We may pursue strategic acquisitions, which could have an adverse impact on our business, as could assimilation of companies following acquisition.

Although we have never done so in the past, we may from time to time acquire companies or businesses in the future. Acquisitions may result in difficulties in assimilating acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to successfully integrate companies or businesses that we acquire, including their personnel, financial

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

systems, distribution, operations and general store opening procedures. If we fail to successfully integrate acquisitions, our business could suffer. In addition, the integration of any acquired business and their financial results may adversely affect our results of operations.

We are subject to payment-related risks.

For our sales to our customers, we accept a variety of payment methods, including credit cards, debit cards, electronic funds transfers and electronic payment systems. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or customers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our customers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply could harm our brand, reputation, business and results of operations.

Our success depends on the effectiveness of our marketing and advertising programs.

Brand marketing and advertising significantly affect sales at our locations, as well as e-commerce sales. Our marketing and advertising programs may not be successful, which may prevent us from attracting new customers and retaining existing customers. If sales decline, we will have fewer funds available for marketing and advertising, which could materially and adversely affect our revenues, business and results of operations. As part of our marketing efforts, we rely on print, television and radio advertisements, as well as search engine marketing, web advertisements, social media platforms and other digital marketing to attract and retain customers. These efforts may not be successful, resulting in expenses incurred without the benefit of higher revenues or increased customer or team member engagement. Customers are increasingly using internet sites and social media to inform their purchasing decisions and to compare prices, product assortment, and feedback from other customers about quality, responsiveness and customer service before purchasing our services and products. If we are unable to continue to develop successful marketing and advertising strategies, especially for online and social media platforms, or if our competitors develop more effective strategies, we could lose customers and sales could decline.

Risks Related to Our Indebtedness

Our high level of indebtedness requires that we dedicate a substantial portion of our cash flows to debt service payments and reduces the funds that would otherwise be available for other general corporate purposes and other business opportunities, which could adversely affect our operating performance, growth, profitability and financial condition, which in turn could make it more difficult for us to generate cash flow sufficient to satisfy all of our obligations under our indebtedness.

As of August 1, 2020, we had approximately $1.4 billion outstanding under the Term Loan Facility. As of August 1, 2020, we had no borrowings outstanding under the ABL Facility, an available borrowing capacity under the ABL Facility of approximately $694.1 million (which is subject to customary borrowing conditions, including a borrowing base), and outstanding letters of credit of $29.7 million, $19.9 million of which were issued under the ABL Facility.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our overall level of indebtedness requires that we dedicate a substantial portion of our cash flows to debt service payments. The Term Loan Facility requires quarterly principal and cash interest payments through June 30, 2022. The ABL Facility matures on May 22, 2023, subject to a springing maturity clause which is triggered 91 days before the July 2, 2022 maturity of the Term Loan Facility should it not be paid off or extended at least 91 days beyond the May 22, 2023 maturity date of the ABL Facility.

Our substantial indebtedness reduces the funds that would otherwise be available for operations, future business opportunities and payments of our debt obligations and limits our ability to:

•	obtain additional financing, if necessary, for working capital and operations, or such financing may not be available on favorable terms;

•	make needed capital expenditures;

•	make strategic acquisitions or investments or enter into joint ventures;

•	react to changes or withstand a future downturn in our business, the industry or the economy in general;

•	meet store growth, distribution center expansion, e-commerce growth, budget targets and forecasts of future results;

•	engage in business activities, including future opportunities that may be in our interest; and

•	react to competitive pressures or compete with competitors with less debt.

These limitations could adversely affect our operating performance, growth, profitability and financial condition, which would make it more difficult for us to generate cash flow sufficient to satisfy our obligations under our indebtedness.

Our ability to make scheduled payments on our debt obligations also depends on our financial condition, results of operations and capital resources, which are subject to, among other things: the business, financial, economic, industry, competitive, regulatory and other factors discussed in these risk factors, and on other factors, some of which are beyond our control, including: the level of capital expenditures we make, including those for acquisitions, if any; our debt service requirements; fluctuations in our working capital needs; our ability to borrow funds and access capital markets; and restrictions on debt service payments and our ability to make working capital borrowings for debt service payments contained in our debt instruments.

If we are unable to generate sufficient cash flow to permit us to make scheduled service payments on our debt, then we will be in default and holders of that debt could declare all outstanding principal and interest to be due and payable. If our existing indebtedness were to be accelerated, there can be no assurance that we would have, or be able to obtain, sufficient funds to repay such indebtedness in full. In addition, in the event of a default, the lenders under the ABL Facility could terminate their further commitments to loan money and our secured lenders under the Term Loan Facility and the ABL Facility could foreclose against the assets securing their borrowings, and we could be forced into bankruptcy or liquidation.

Despite our high level of indebtedness, we may still be able to incur substantially more debt, which could further increase the risks to our financial condition described above.

Despite our high level of indebtedness, we may be able to incur significant additional indebtedness in the future, including off-balance sheet financings, trade credit, contractual obligations and general and commercial liabilities. Although the credit agreements governing the Term Loan Facility and the ABL Facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

indebtedness, and additionally we have further borrowing capacity under the ABL Facility. As of August 1, 2020, we had no borrowings outstanding under the ABL Facility, and an available borrowing capacity under the ABL Facility of approximately $694.1 million (which is subject to customary borrowing conditions, including a borrowing base). We may be able to increase the commitments under the ABL Facility by $250.0 million, subject to certain conditions. We may also be able to increase the capacity under the Term Loan Facility by up to $200.0 million plus an additional amount, subject to certain conditions, which borrowings would be secured indebtedness. The addition of new debt to our current debt levels could further exacerbate the related risks to our financial condition that we now face.

If we are unable to generate sufficient cash to service all of our indebtedness, we may be forced to take other actions to fund the satisfaction of our obligations under our indebtedness, which may not be successful.

If our cash flow is insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, raise additional debt or equity capital or restructure or refinance our indebtedness. However, we may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. Even if new financing were available, it may be on terms that are less attractive to us than our then existing indebtedness or it may not be on terms that are acceptable to us. In addition, the credit agreements governing the Term Loan Facility and the ABL Facility restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Thus, we may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

If we cannot generate sufficient cash flow to permit us to make scheduled payments on our debt, then we will be in default and holders of that debt could declare all outstanding principal and interest to be due and payable. If our existing indebtedness were to be accelerated, there can be no assurance that we would have, or be able to obtain, sufficient funds to repay such indebtedness in full. In addition, in the event of a default, the lenders under the ABL Facility could terminate their further commitments to loan money and our secured lenders under the Term Loan Facility and the ABL Facility could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

The terms of our outstanding indebtedness may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The credit agreements governing the Term Loan Facility and the ABL Facility contain restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our best interest, including restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans, investments and other restricted payments;

•	sell or otherwise dispose of assets;

•	incur liens;

•	enter into transactions with affiliates;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Additionally, at certain times, the ABL Facility requires maintenance of a certain minimum adjusted fixed charge coverage ratio. Our ability to comply with the covenants and restrictions contained in our credit agreements may be affected by events beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants and restrictions may be impaired.

A breach of the covenants under one of these agreements could result in an event of default under the applicable indebtedness, which, if not cured or waived, could have a material adverse effect on our business, results of operations and financial condition. Such a default, if not cured or waived, may allow the creditors to accelerate the related debt principal and/or related interest payments and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. If our existing indebtedness were to be accelerated, there can be no assurance that we would have, or be able to obtain, sufficient funds to repay such indebtedness in full. In addition, an event of default under the credit agreements governing our Term Loan Facility and ABL Facility would permit the lenders under our ABL Facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our Term Loan Facility and ABL Facility, those lenders could proceed against the collateral granted to them to secure that indebtedness, and we could be forced into bankruptcy or liquidation.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Term Loan Facility and ABL Facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed will remain the same, and our net income and operating cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. We use interest rate swap agreements to hedge market risks relating to possible adverse changes in interest rates with the intent of reducing volatility in our cash flows due to fluctuations in interest rates. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous, or may create additional risks. In addition, our hedging activities are subject to the risks that a counterparty may not perform its obligations under the applicable derivative instrument.

LIBOR and other interest rates that are indices deemed to be “benchmarks” are the subject of recent and ongoing national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective, while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences that cannot be predicted. Any such consequence could have a material adverse effect on our existing facilities, our interest rate swap agreement or our future debt linked to such a “benchmark” and our ability to service debt that bears interest at floating rates of interest.

If the financial institutions that are lenders under the ABL Facility fail to extend credit under the facility or reduce the borrowing base, our liquidity and results of operations may be adversely affected.

One of our sources of liquidity is the ABL Facility. Each financial institution that is a lender under the ABL Facility is responsible on a several but not joint basis for providing a portion of the loans to be made under the facility. If any participant or group of participants with a significant portion of the commitments under the ABL Facility fails to satisfy its or their respective obligations to extend credit under the facility and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity may be adversely affected. In addition, the lenders under the ABL Facility may reduce the borrowing base under the facility in certain circumstances, which could adversely impact our liquidity and results of operations.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our high level of indebtedness may hinder our ability to negotiate favorable terms with our landlords, vendors and suppliers, which could negatively impact our operating performance and, thus, could make it more difficult for us to generate cash flow sufficient to satisfy all of our obligations under our indebtedness.

Our new store profitability is partially attributable to our ability to negotiate attractive rental rates with our landlords and to secure sale-leaseback financing at attractive cap rates. Our high level of indebtedness may adversely affect our credit profile or rating, which may adversely affect our ability to negotiate favorable rental rates for our new store locations or expiring existing store leases or secure sale-leaseback financing. This could negatively impact the profitability of new and existing stores and potentially limit the number of viable new store locations or replacement store locations for expiring store leases.

Our successful retail strategy is partially attributable to our ability to negotiate favorable trade terms with our vendors. Our high level of indebtedness may adversely affect our credit profile or rating, which may adversely affect our ability to negotiate favorable trade terms from our current or future merchandise vendors, including pricing, payment, delivery, inventory, transportation, defective and marketing allowances and other terms, and may increase our need to support merchandise purchases with letters of credit. We may also be unable to negotiate favorable trade terms for our current or future service and non-merchandise vendors, including vendors that assist us in critical aspects of the business such as real estate, transportation and logistics, customs, hazardous material and firearm compliance, warehousing and storage, insurance and risk management, procurement, marketing and advertising, store and online operations and information technology. This could negatively impact the profitability of our business and our ability to effectively compete against other retailers. Thus, our high level of indebtedness could adversely affect the profitability of our business, which could make it more difficult for us to generate cash flow sufficient to satisfy our obligations under our indebtedness.

Risks Related to this Offering and Ownership of Our Common Stock

We will be a “controlled company” within the meaning of the rules of Nasdaq and the rules of the SEC and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of other companies that are subject to such requirements.

After completion of this offering and the application of net proceeds therefrom, KKR Stockholders will collectively beneficially own approximately    % of the voting power of common stock (or    % if the underwriters exercise in full their over-allotment option). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•	our director nominees be selected, or recommended for our board of directors’ selection by a nominating/governance committee comprised solely of independent directors; and

•	the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors, our compensation committee and nominating and governance committee may not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

KKR Stockholders control us and their interests may conflict with yours in the future.

Immediately following this offering, KKR Stockholders will collectively beneficially own     % of the voting power of our common stock (or                 % if the underwriters exercise in full their over-allotment option). KKR Stockholders will be able to control the election and removal of our directors and thereby determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of our certificate of incorporation or bylaws and other significant corporate transactions for so long as KKR Stockholders and their affiliates retain significant ownership of us. KKR Stockholders and their affiliates may also direct us to make significant changes to our business operations and strategy, including with respect to, among other things, store openings and closings, new product and service offerings, team member headcount levels and initiatives to reduce costs and expenses. This concentration of our ownership may delay or deter possible changes in control of the Company, which may reduce the value of an investment in our common stock. So long as KKR Stockholders continue to own a significant amount of our voting power, even if such amount is less than 50%, KKR Stockholders will continue to be able to strongly influence or effectively control our decisions and, so long as KKR Stockholders and their affiliates collectively own at least                 % of all outstanding shares of our stock entitled to vote generally in the election of directors, KKR Stockholders will be able to appoint individuals to our board of directors under the stockholders agreement that we expect to enter into in connection with this offering. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” The interests of KKR Stockholders may not coincide with the interests of other holders of our common stock.

In the ordinary course of their business activities, KKR Stockholders and their affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our certificate of incorporation will provide that any of KKR Stockholders, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. KKR Stockholders and their affiliates also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, KKR Stockholders may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you.

In addition, KKR Stockholders and their affiliates will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any acquisition of the Company. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of the Company and ultimately might affect the market price of our common stock.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations, insurance, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and related rules implemented by the SEC, and Nasdaq. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.

We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

There has been no prior public market for our common stock and there may not develop or continue an active, liquid trading market for shares of our common stock, which may cause shares of our common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our common stock at an attractive price or at all. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Instead, the initial public offering price per share of common stock will be determined by agreement among us and the representative(s) of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock.

Our stock price may change significantly following this offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in economic conditions for companies in our industry;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally, particularly those of sporting goods and outdoor recreation retail companies;

•	additions or departures of key management personnel;

•	strategic actions by us or our competitors;

•

announcements by us, our competitors our suppliers of significant contracts, price reductions, new products or technologies, acquisitions, dispositions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in preference of our customers and our market share;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	changes in the way we are perceived in the marketplace, including due to negative publicity or campaigns on social media to boycott certain of our products, our business or our industry;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

•	announcements relating to litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our common stock;

•	changes in accounting principles; and

•

other events or factors, including those resulting from informational technology system failures and disruptions, epidemics, pandemics, natural disasters, war, acts of terrorism, civil unrest or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation against various issuers. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation, which may adversely affect the market price of our common stock.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of common stock will be substantially higher than our pro forma net tangible book value (deficit) per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by our existing owners. Assuming an initial public offering price of $                per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in an amount of $                per share of common stock. If the underwriters exercise their over-allotment option, you will experience additional dilution. See “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately         shares of common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering will authorize us to issue these shares of common stock and options relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under our 2011 Equity Plan and our 2020 Equity Plan. See “Executive Compensation—Equity Compensation Plans.” Any common stock that we issue, including under our 2011 Equity Plan, 2020 Equity Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

common stock in this offering. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to holders of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities or securities convertible into equity securities, existing stockholders will experience dilution and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, you bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Dividend Policy.” As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.

Academy Sports and Outdoors, Inc. is a holding company and depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

Our operations are conducted through our wholly owned subsidiaries and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings of, and the receipt of funds from, our subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, the agreements governing our indebtedness may restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

Future sales, or the perception of future sales, by us or our existing owners in the public market following this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, including sales by our existing owners, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Upon completion of this offering we will have a total of          shares of our common stock outstanding. Of the outstanding shares, the          shares sold in this offering (or          shares if the underwriters exercise in full their over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates (including our existing owners), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding              shares of common stock held by our existing owners after this offering, representing             % of the total outstanding shares of our common stock following this offering (or             % if the underwriters exercise in full their over-allotment option), will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

We, our executive officers, directors and certain of our existing owners, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market pursuant to Rule 144, subject to our compliance with the public information requirement and, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that certain of our existing owners will be considered an affiliate upon the expiration of the lock-up period based on their expected share ownership, as well as their board nomination rights (if applicable). Certain other of our stockholders may also be considered affiliates at that time.

In addition, pursuant to a registration rights agreement, KKR Stockholders and the Gochman Investors will each have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” By exercising their registration rights and selling a large number of shares, KKR Stockholders and/or the Gochman Investors could cause the prevailing market price of our common stock to decline. Certain of our existing owners have “piggyback” registration rights with respect to future registered offerings of our common stock. Following completion of this offering, the shares covered by registration rights would represent approximately             % of our total common stock outstanding (or             % if the underwriters exercise in full their over-allotment option). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our existing 2011 Equity Plan and our 2020 Equity Plan and the ESPP to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover          shares of our common stock.

As restrictions on resale end, or if the existing owners exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, or if our operating results do not meet their expectations, the price of our stock could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Our management may spend the proceeds of this offering in ways with which you may disagree or that may not be profitable.

Although we anticipate using the net proceeds from the offering as described under “Use of Proceeds,” we will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated by this offering. You may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Our management may use the proceeds for corporate purposes that may not increase our profitability or otherwise result in the creation of stockholder value. In addition, pending our use of the proceeds, we may invest the proceeds primarily in instruments that do not produce significant income or that may lose value.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions will provide for, among other things:

•	a classified board of directors, as a result of which our board of directors will be divided into three classes, with each class serving for staggered three-year terms;

•	the ability of our board of directors to issue one or more series of preferred stock;

•	advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•

the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors if KKR Stockholders and their affiliates cease to beneficially own at least 40% of shares of common stock entitled to vote generally in the election of directors; and

•

that certain provisions may be amended only by the affirmative vote of at least 66 2/3% of shares of common stock entitled to vote generally in the election of directors if KKR Stockholders and their affiliates cease to beneficially own at least 40% of shares of common stock entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue          shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and the federal district courts will be the exclusive forum for Securities Act claims, which could limit our stockholders’ ability to bring a suit in a different judicial forum than they may otherwise choose for disputes with us or our directors, officers, team members or stockholders.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to the Company or our stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, which already provides that such claims must be bought exclusively in the federal courts. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts will be the exclusive forum for the resolution of any actions or proceedings asserting claims arising under the Securities Act. While the Delaware Supreme Court has upheld the validity of similar provisions under the DGCL, there is uncertainty as to whether a court in another state would enforce such a forum selection provision. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other team members or stockholders. Alternatively, if a court were to find the choice of forum provision contained in our amended restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial conditions.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable,” the negative version of these words or similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are not guarantees of future performance. The forward-looking statements are subject to various risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs, and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include but are not limited to those described under “Risk Factors” and the following:

•	overall decline in the health of the economy and consumer discretionary spending;

•	our ability to predict or effectively react to changes in consumer tastes and preferences, to acquire and sell brand name merchandise at competitive prices and/or to manage our inventory balances;

•	intense competition in the sporting goods and outdoor recreation retail industries;

•	the impact of COVID-19 on our business and financial results;

•	our ability to safeguard sensitive or confidential data relating to us and our customers, team members and vendors;

•	risks associated with our reliance on internationally manufactured merchandise;

•	our ability to comply with laws and regulations affecting our business, including those relating to the sale, manufacture and import of consumer products;

•	claims, demands and lawsuits to which we are, and may in the future, be subject and the risk that our insurance or indemnities coverage may not be sufficient;

•	harm to our reputation;

•	our ability to operate, update or implement our information technology systems;

•	risks associated with disruptions in our supply chain and losses of merchandise purchasing incentives;

•	any failure of our third-party vendors of outsourced business services and solutions;

•	our ability to successfully continue our store growth plans or manage our growth effectively, or any failure of our new stores to generate sales and/or achieve profitability;

•	risks associated with our e-commerce business;

•	risks related to our owned brand merchandise;

•	any disruption in the operation of our distribution centers;

•	quarterly and seasonal fluctuations in our operating results;

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	the occurrence of severe weather events, catastrophic health events, natural or man-made disasters, social and political conditions or civil unrest;

•	our ability to protect our intellectual property and avoid the infringement of third-party intellectual property rights;

•	our dependence on our ability to meet our labor needs;

•	the geographic concentration of our stores;

•	fluctuations in merchandise costs and availability;

•	our ability to manage the growth of our business;

•	our ability to retain key executives;

•	our ability to successfully pursue strategic acquisitions and integrate acquired businesses;

•	payment-related risks;

•	the effectiveness of our marketing and advertising programs; and

•	our substantial indebtedness.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million (or approximately $         million, if the underwriters exercise in full their over-allotment option) from the sale of shares of our common stock in this offering, assuming an initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares of common stock to be sold by us in this offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering by $         million. A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use these proceeds for general corporate purposes, which may include the repayment of certain indebtedness, as will be determined prior to this offering.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DIVIDEND POLICY

We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. Academy Sports and Outdoors, Inc. is a holding company and its operations are conducted through its wholly owned subsidiaries. In the event that we do pay a dividend, we intend to cause our operating subsidiaries to make distributions to us in an amount sufficient to cover such dividend. Our operating subsidiary, Academy, Ltd. and its subsidiaries are currently subject to certain restrictions and covenants under the credit agreements governing the ABL Facility and the Term Loan Facility, including limits on amounts of leverage, interest charges and capital expenditures. These restrictions and covenants may restrict the ability of those entities to make distributions to Academy Sports and Outdoors, Inc. See “Description of Certain Indebtedness.” Any additional financing arrangement we enter into in the future may include restrictive covenants that limit our subsidiaries’ ability to pay dividends to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

On August 28, 2020, New Academy Holding Company, LLC paid a $257.0 million one-time special distribution to its unitholders of record as of August 25, 2020, of which $218.3 million was paid to Allstar LLC, an investment entity owned by KKR, $24.9 million was paid to the Gochman Investors and the remaining $4.8 million was paid to other unitholders. $248.0 million of such one-time special distribution was funded through cash on hand, with the remainder distributed through an offset of outstanding loans receivable from certain unitholders as well as state income tax withholdings made on behalf of our unitholders.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of August 1, 2020 of New Academy Holding Company, LLC on an actual basis and of Academy Sports and Outdoors, Inc. on a pro forma basis to reflect:

•	the $257.0 million one-time special distribution paid on August 28, 2020 to New Academy Holding Company, LLC’s unitholders;

•	the Reorganization Transactions; and

•

the sale of          shares of our common stock offered by us in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds to us therefrom as described under “Use of Proceeds.”

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness” as well as our audited consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes, each included elsewhere in this prospectus.

	As of August 1, 2020
	New Academy Holding Company, LLC	Academy Sports and Outdoors, Inc.
	Actual	Pro Forma(1)
	(unaudited)	(unaudited)
(In thousands, except par value)
Cash and cash equivalents	$884,029		$(3)

Debt:
ABL Facility(2)	—
Term Loan Facility	1,433,965

Total debt	$1,433,965	$

Partners’/Stockholders’ equity:
Partners’ equity	1,149,096	—
Common stock, $0.01 par value per share, shares authorized, shares issued and outstanding, pro forma	—
Additional paid-in capital	—		(4)
Accumulated and other comprehensive income (loss)	—
Retained earnings	—
Non-controlling interest	—

Total partners’/stockholders’ equity	1,149,096

Total capitalization	$2,583,061	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds that we receive in this offering and each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $        , assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(decrease) of 1,000,000 shares in the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price, would increase (decrease) our net proceeds from this offering and each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ . The pro forma column reflects the issuance of shares of common stock of Academy Sports and Outdoors, Inc. in connection with the contribution of New Academy Holding Company, LLC by its unitholders and related reorganization transactions and related cancellation of all outstanding partners’ equity at New Academy Holding Company, LLC in connection with the offering.
(2)

As of August 1, 2020, there were $29.7 million letters of credit outstanding, $19.9 million of which were issued under the ABL Facility. For a further description of our ABL Facility, see “Description of Certain Indebtedness.”

(3)

Pro forma cash and cash equivalents reflects (i) a decrease of $248.0 million in cash, which amount was used to fund the special distribution on August 28, 2020, and (ii) an increase of $             million from the application of the net proceeds from this offering as cash and cash equivalents pending application as set forth in “Use of Proceeds.”

(4)

Pro forma additional paid-in capital reflects (i) a decrease of $             million in partners’ equity at New Academy Holding Company, LLC due to the special distribution to its unitholders and (ii) an increase of $             million from the sale of shares in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value (deficit) per share of our common stock after giving effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the pro forma net tangible book value per share attributable to our existing owners.

Our pro forma net tangible book value (deficit) as of August 1, 2020 was approximately $             million, or $             per share of our common stock. We calculate pro forma net tangible value (deficit) per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding on a pro forma basis giving effect to the Reorganization Transactions.

After giving effect to (i) our sale of          shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and (ii) the use of proceeds therefrom, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value (deficit) as of August 1, 2020 would have been $         million, or $         per share of our common stock. This amount represents an immediate increase in pro forma net tangible book value (deficit) of $         per share of common stock to our existing owners and an immediate and substantial dilution in pro forma net tangible book value (deficit) of $         per share of common stock to new investors purchasing shares in this offering.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock:

Assumed initial public offering price per share of common stock	$
Pro forma net tangible book value (deficit) per share of common stock as of August 1, 2020
Increase in pro forma net tangible book value per share of common stock attributable to investors in this offering
Pro forma net tangible book value (deficit) per share of common stock after giving effect to this offering

Dilution in pro forma net tangible book value per share of common stock to investors in this offering	$

Dilution is determined by subtracting pro forma net tangible book value (deficit) per share of common stock after the offering from the initial public offering price per share of common stock.

Each $1.00 increase or decrease in the assumed initial public offering price per share of common stock would increase or decrease, as applicable, the pro forma net tangible book value by $         per share and the dilution to new investors in the offering by $         per share, assuming that the number of shares offered in this offering, as set forth on the cover page of this prospectus, remains the same. The pro forma information discussed above is for illustrative purposes only. Our net tangible book value (deficit) following the completion of the offering is subject to adjustment based on the actual offering price of our common stock and other terms of this offering determined at pricing.

The following table summarizes, on the same pro forma basis as of August 1, 2020, the total number of shares of common stock purchased from us, the total cash consideration paid to us and the average price per

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

share of common stock paid by our existing owners and by new investors purchasing shares of common stock in this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands)
Existing owners			%	$		%	$
New investors in this offering			%	$		%	$
Total			%	$		%	$

If the underwriters were to exercise in full their option to purchase                  additional shares of our common stock from us, the percentage of shares of our common stock held by existing owners as of August 1, 2020 would be     % and the percentage of shares of our common stock held by new investors in this offering would be     %.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is our selected historical consolidated financial data as of the dates and for the periods indicated. The selected historical financial data as of February 1, 2020 and February 2, 2019 and for 2019, 2018 and 2017 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical financial data as of February 3, 2018, January 28, 2017 and January 30, 2016 and for 2016 and 2015 has been derived from our consolidated financial statements not included in this prospectus. The selected historical financial data as of and for the twenty-six weeks ended August 1, 2020 and August 3, 2019 has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period.

The selected historical consolidated financial data of Academy Sports and Outdoors, Inc. has not been presented, as Academy Sports and Outdoors, Inc. is a newly incorporated entity, has had no business transactions or activities to date other than in connection with its formation and this offering and had no assets or liabilities during the periods presented in this section.

Pro forma balance sheet data as of August 1, 2020 presented below gives effect to the $257.0 million one-time special distribution to our unitholders paid on August 28, 2020, $248.0 million of which was paid with cash on hand and the remainder of which was distributed through an offset of outstanding loans receivable from certain unitholders as well as state income tax withholdings made on behalf of our unitholders. Pro forma net income data presented below gives effect to the anticipated conversion of New Academy Holding Company, LLC to a C Corporation. Pro forma net income per share data for 2019 and the twenty-six weeks ended August 1, 2020 presented below gives effect to the Reorganization Transactions and also assumes that              and                      additional shares of common stock were outstanding for 2019 and the twenty-six weeks ended August 1, 2020, respectively, and were used to fund the amount of the special distribution in excess of our net income for such period.

You should read the following selected financial data below together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes, each included elsewhere in this prospectus.

	Fiscal Year Ended					Twenty-Six Weeks Ended
	February 1, 2020	February 2, 2019	February 3, 2018	January 28, 2017	January 30, 2016	August 1, 2020	August 3, 2019
Period length	52 weeks	52 weeks	53 weeks	52 weeks	52 weeks	26 weeks	26 weeks
(In thousands)
Statement of Income Data:
Net sales(1)	$4,829,897	$4,783,893	$4,835,582	$4,738,474	$4,646,686	$2,742,721	$2,314,202
Costs of goods sold	3,398,743	3,415,941	3,436,618	3,419,784	3,299,972	1,948,275	1,616,022

Gross margin	1,431,154	1,367,952	1,398,964	1,318,690	1,346,714	794,446	698,200
Selling, general and administrative expenses	1,251,733	1,239,002	1,241,643	1,171,411	1,094,500	596,636	614,172

Operating income	179,421	128,950	157,321	147,279	252,214	197,810	84,028
Interest expense, net	101,307	108,652	104,857	96,610	114,821	48,088	52,586
(Gain) loss on early retirement of debt, net(2)	(42,265)	—	(6,294)	—	55,498	(7,831)	(42,265)
Other (income), net	(2,481)	(3,095)	(2,524)	(5,201)	(804)	(1,621)	(1,454)

Income before income taxes	122,860	23,393	61,282	55,870	82,699	159,174	75,161
Income tax expense	2,817	1,951	2,781	1,814	1,614	1,518	1,408

Net income	$120,043	$21,442	$58,501	$54,056	$81,085	$157,656	$73,753

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Fiscal Year Ended					Twenty-Six Weeks Ended
	February 1, 2020	February 2, 2019	February 3, 2018	January 28, 2017	January 30, 2016	August 1, 2020	August 3, 2019
Period length	52 weeks	52 weeks	53 weeks	52 weeks	52 weeks	26 weeks	26 weeks
(In thousands, except per share amounts and store data)
Per Share Data (unaudited):
Pro forma net income(3)
Pro forma net income per share(3)(4):
Basic
Diluted
Weighted average shares of common stock outstanding(4):
Basic
Diluted

Cash Flow Data:
Net cash provided by operating activities	$263,669	$198,481	$83,355	$164,555	$249,376	$773,621	$103,961
Net cash used in investing activities	(66,783)	(99,027)	(115,901)	(153,215)	(118,096)	(13,580)	(31,767)
Net cash provided by (used in) financing activities	(123,192)	(54,808)	8,514	(8,392)	(287,052)	(25,127)	(95,795)
Capital expenditures	62,818	107,905	132,126	177,628	197,710	13,850	27,802

Store Data (Unaudited):
Comparable sales increase (decrease)	(0.7)%	(2.5)%	(5.2)%	(3.4)%	3.1%	15.9%	(4.3)%
Number of stores at end of period	259	253	244	228	209	259	254
Total square feet at end of period (in millions)	18.3	17.9	17.3	16.3	15.0	18.3	18.0
Net sales per square foot(5)	$264	$267	$279	$291	$309	$150	$129

	As of
	February 1, 2020	February 2, 2019	February 3, 2018	January 28, 2017	January 30, 2016	August 1, 2020 (Actual)	August 1, 2020 (Pro Forma)(6)	August 3, 2019
(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$149,385	$75,691	$31,045	$55,077	$52,129	$884,029		$52,090
Merchandise inventories, net	1,099,749	1,134,156	1,223,486	1,090,899	1,028,032	899,086		1,203,806
Working capital(7)	538,795	582,789	605,083	491,126	344,511	758,081		495,572
Total assets(7)	4,331,321	3,238,957	3,323,046	3,258,354	3,257,275	4,842,848		4,366,629
Total debt, net of deferred loan costs	1,462,658	1,625,060	1,675,356	1,681,264	1,699,360	1,431,050		1,488,358
Total equity	988,219	857,039	832,687	756,262	689,106	1,149,096		925,302

(1)	The impact of the 53rd week to 2017 net sales was $60.6 million.
(2)

In first half 2020, 2019 and 2017, we repurchased principal on our Term Loan Facility, which was trading at a discount, and recognized as a gain, net of the write-off of related deferred loan costs. In first half 2020, we repurchased a total of $23.9 million of principal in open market transactions for an aggregate purchase price of $16.0 million and recognized a related net gain of $7.8 million. In 2019, we repurchased a total of $147.7 million of principal in open market transactions for an aggregate purchase price of $104.6 million

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and recognized a related net gain of $42.3 million. In 2017, we repurchased $26.2 million of principal in open market transactions for an aggregate purchase price of $19.7 million and recognized a related net gain of $6.3 million. In 2015, we entered into the Term Loan Facility and 2015 ABL Facility and used the proceeds to pay off our previous term loan facility and notes. We had a related loss on early retirement of debt of $55.5 million from the write-off of deferred loan costs and the payment of prepayment and professional fees.
(3)

Pro forma net income data gives effect to the anticipated conversion of New Academy Holding Company, LLC to a C corporation. We are currently treated as a flow through entity for U.S. federal income tax purposes, and thus no federal income tax expense has been recorded in our consolidated statements of income (loss). After consummation of this offering, we will become subject to U.S. federal income taxes and additional state income taxes and be taxed at the prevailing corporate rates. The pro forma tax expense assumed in the pro forma net income data is estimated to be 24.5% plus certain state taxes we currently include in income tax expense as a flow through entity. Our actual income tax rate, and our actual income tax liability, after this offering may be different from our assumed rate, and such difference may be material.

(4)

Basic and diluted pro forma net income per share data for 2019 and for the twenty-six weeks ended August 1, 2020 also assumes that $             million of the proceeds of the proposed offering were used to fund the one-time special distribution to our unitholders paid on August 28, 2020. The number of shares of common stock that we would have been required to issue to fund the distribution was calculated by dividing the $             million (representing the amount by which the $257.0 million gross amount of the special distribution exceeds historical net income during 2019 or the previous twelve months ended August 1, 2020, as applicable) by an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. The number of shares used for purposes of pro forma per share data represents the total number of shares that would have been outstanding for 2019 or for the twenty-six weeks ended August 1, 2020, as applicable, after giving effect to such number of shares of common stock, the proceeds of which is assumed to be used to fund the distribution, but not the other shares to be issued and sold in the offering. As such, the number of shares being added to the denominator for purposes of pro forma per share data will not exceed the total number of shares to be issued in the offering.

The table below sets forth the computation of our unaudited basic and diluted pro forma net income per share for 2019 and the twenty-six weeks ended August 1, 2020:

	Fiscal Year Ended February 1, 2020		Twenty-Six Weeks Ended August 1, 2020
(In thousands, except per share data)	Basic	Diluted	Basic	Diluted
Pro forma net income
Weighted average shares of common stock outstanding after giving effect to the Reorganization Transactions
Adjustment to weighted average shares of common stock outstanding related to the distribution
Pro forma weighted average shares of common stock outstanding
Pro forma net income per share

(5)

Calculated using net sales and square footage of all stores open at the end of the respective period. Square footage includes the in-store storage, receiving and office space that generally occupies approximately 15% of total store space in our stores.

(6)	Pro forma balance sheet data as of August 1, 2020 gives effect to the use of $248.0 million of cash on hand to fund the special distribution and the related $ million decrease to the partners’ equity.
(7)

Effective February 3, 2019, we adopted the New Lease Standard, which requires that lessees recognize assets and liabilities arising from operating leases on the balance sheet. Adoption of the new standard resulted in $1.2 billion in right-of-use assets and a combined $1.2 billion between current lease liabilities and long-term lease liabilities included on the balance sheet as of February 3, 2019. See Note 2 and Note 14 to our audited consolidated financial statements included elsewhere in this prospectus for further details regarding the adoption of this standard.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion analyzes the financial condition and results of operations of New Academy Holding Company, LLC and its subsidiaries and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The historical consolidated financial data of Academy Sports and Outdoors, Inc. is not discussed below, as Academy Sports and Outdoors, Inc. is a newly incorporated entity, has had no business transactions or activities to date other than in connection with its formation and this offering and had no assets or liabilities during the periods presented in this section. Prior to the consummation of this offering, New Academy Holding Company, LLC, the current holding company for the business described in this prospectus, will be contributed to Academy Sports and Outdoors, Inc., by its unitholders and become a wholly owned subsidiary of Academy Sports and Outdoors, Inc. and Academy Sports and Outdoors, Inc. will be the holding company of the business described in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. Known material factors that could affect our financial performance and actual results, and could cause actual results to differ materially from those expressed or implied in any forward-looking statements included in this discussion or otherwise made by our management, are described in “Risk Factors.” Factors that could cause or contribute to such difference are not limited to those identified in “Risk Factors.” All statements in this discussion and analysis concerning our current and planned operations are modified by reference to our discussion of recent developments related to the COVID-19 pandemic, and our ability to carry out our current and planned operations are dependent on further developments associated with the COVID-19 pandemic.

Our fiscal year represents the 52- or 53- week period ending on the Saturday closest to January 31. All references in this discussion and analysis to “2019”, “2018” and “2017” or like terms relate to our fiscal years as follows:

Fiscal Year	Ended	Weeks
2019	February 1, 2020	52
2018	February 2, 2019	52
2017	February 3, 2018	53

Any reference in this discussion and analysis to the “first half 2020” or similar reference refers to the twenty-six week period ended August 1, 2020, any reference to “first half 2019” or similar reference refers to the twenty-six week period ended August 3, 2019, and any reference to “first quarter 2020” or similar reference refers to the thirteen week period ended May 2, 2020, and any reference to “first quarter 2019” or similar reference refers to the thirteen week period ended May 4, 2019.

Overview

We are one of the leading full-line sporting goods and outdoor recreation retailers in the United States. We estimate that we served 30 million unique customers and completed approximately 80 million transactions in 2019 across our seamless omnichannel platform and highly productive stores, resulting in net sales of $4.8 billion and making us the largest value-oriented sporting goods and outdoor recreation retailer in the country. Our mission is to provide “Fun for All” and fulfill this mission with a localized merchandising strategy and value proposition that deeply connect with a broad range of consumers. Our broad and localized assortment appeals to all ages, incomes and aspirations, including beginning and advanced athletes, families enjoying outdoor recreation, and enthusiasts pursuing their passion for sports and the outdoors.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We sell a range of sporting and outdoor recreation products, including sporting equipment, apparel, footwear, camping gear, patio furniture, outdoor cooking equipment, and hunting and fishing gear, among many others. Our strong merchandise assortment is anchored by our broad offering of year-round items, such as fitness equipment and apparel, work and casual wear, folding chairs, wagons and tents, training and running shoes, and coolers. We also carry a deep selection of seasonal items, such as sports equipment and apparel, seasonal wear and accessories, hunting and fishing equipment and apparel, patio furniture, trampolines, play sets, bicycles, and severe weather supplies. We provide locally relevant offerings, such as crawfish boilers in Louisiana, licensed apparel for area sports fans, baits and lures for area fishing spots, and beach towels in coastal markets. Our value-based assortment also includes exclusive products from our portfolio of 17 owned brands. Nearly 20% of our 2019 sales were from our owned brands, such as Magellan Outdoors and BCG, which offer a distinct offering to our customers. Our merchandising creates a balanced sales mix throughout the year with no single season accounting for more than 28% of our annual sales.

As of August 1, 2020, we operated 259 stores that range in size from approximately 40,000 to 130,000 gross square feet, with an average size of approximately 70,000 gross square feet, throughout 16 contiguous states located primarily in the southern United States. Our stores are supported by over 20,000 team members, three distribution centers, and our rapidly growing e-commerce platform, www.academy.com. We are deepening our customer relationships, further integrating our e-commerce platform with our stores and driving operating efficiencies by developing our omnichannel capabilities, such as our BOPIS program, which we launched in 2019.

Trends and Other Factors Affecting Our Business

Various trends and other factors affect or have affected our operating results, including:

Overall Economic Trends. All of our sales are generated within the United States, making our results of operations highly dependent on the U.S. economy and U.S. consumer discretionary spending. Macroeconomic factors that may affect customer spending patterns, and thereby our results of operations, include, but are not limited to: health of the economy; consumer confidence in the economy; financial market volatility; wages, jobs and unemployment trends; the housing market, including real estate prices and mortgage rates; consumer credit availability; consumer debt levels; gasoline and fuel prices; interest rates and inflation; tax rates and tax policy; immigration policy; import and customs duties/tariffs and policy; impact of natural or man-made disasters; legislation and regulations; international unrest, trade disputes, labor shortages, and other disruptions to the supply chain; changes to raw material and commodity prices; national and international security and safety concerns; and impact any of public health pandemics. Factors that impact consumer discretionary spending, which remains volatile globally, continue to create a complex and challenging retail environment for us. See “—Impact of COVID-19 on Our Business.”

Consumer Preferences and Demands. The level of success we achieve is dependent on, among other factors, how accurately and timely we predict consumer tastes and preferences regarding sporting goods and outdoor recreation merchandise, the level of consumer demand, the availability of merchandise, and the competitive environment. Our products must appeal to a broad range of customers whose preferences cannot be predicted with certainty and are subject to change. We must identify, obtain supplies of, and offer to our customers, attractive and high-quality merchandise on a continuous basis. It is difficult to predict consistently and successfully the products and services our customers will demand as we often purchase products from our vendors several months in advance of the proposed delivery. If we misjudge the market for our products, we may be faced with excess inventories for some products. We utilize a variety of measures to help us identify products that are relevant to our customer base and to better understand changing customer trends, such as social media analysis, internet search analytics, internal customer insights and vendor intelligence.

Strategic Inventory Management. We must maintain sufficient inventory levels of merchandise that our customers desire to successfully operate our business. A shortage of popular merchandise could reduce our net

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

sales. Conversely, we also must seek to avoid accumulating excess inventory to maintain appropriate in-stock levels. If we overstock unpopular merchandise, then we may be forced to take significant inventory markdowns or miss opportunities for the sale of other merchandise, both of which could have a negative impact on our profitability, and, in turn, our sales may decline or we may be required to sell the merchandise we have obtained at lower prices. Much of our margin expansion from 2017 through 2019 can be attributed to our improvements in inventory management. We have deployed several new tools over recent years to improve inventory handling and vendor management, including third party programs to analyze our inventory stock and execute a disciplined markdown strategy throughout the year at every location. This implementation has allowed us to improve our inventory management in stores, increasing our average inventory turns from 2.68x in 2017 to 2.84x in 2019 and 3.36x in first half 2020, and has helped us to identify and exit certain product categories, such as luggage and toys. We have coupled these tools with the data we have been able to collect from our Academy Credit Card program and targeted customer surveys, so that we can better estimate future inventory requirements. It is imperative that we continue to find innovative ways to strengthen our inventory management if we are to remain competitive and expand our margins on a go-forward basis.

Value Strategy. We offer a broad assortment of products at competitive prices that offer extraordinary value. Our in-store experience includes value-added customer service delivered by our highly trained and passionate staff, such as free assembly of certain products (such as bicycles, grills, and bows), fitness equipment demonstrations, issuances and renewals of hunting and fishing licenses, fishing line spooling and assisting customers with carrying bulk items to the car, among others. Our goal is to consistently offer better value than our peer retailers. Our value-based pricing gives us an advantage over the specialty retailers and other large format retailers, who typically offer their more limited assortment at premium prices. Our broad assortment gives us an advantage over mass general merchants who typically do not carry the leading national brands sold at Academy. We have also continued to add owned brand products to our assortment of products, which we generally price lower than the national brand products of comparable quality that we also offer. A shift in our sales mix in which we sell more units of our owned brand products and fewer units of the national brand products would generally have a positive impact on our gross margin but an adverse impact on our total net sales.

E-commerce/BOPIS. We expect that the expansion and enhancement of our omnichannel capabilities will be a key driver of growth in our net sales and gross margin. We continue to invest in initiatives that will increase traffic to our e-commerce website, which reached over 217 million visits in 2019, and drive increased online sales conversion. Our improved website also supports our stores with digital marketing and our BOPIS program. Since we launched our BOPIS program in 2019, we have seen significant penetration in e-commerce that generates high average order value and incremental in-store purchases. In 2019 and the twenty-six weeks ended August 1, 2020, BOPIS accounted for 24% and 50%, respectively, of our e-commerce sales and 1% and 5.4%, respectively, of total net sales for such periods. Our website also has allowed us to reach customers outside of our current store footprint and is also introducing new customers to the Academy brand, with approximately 25% of our first half 2020 e-commerce sales coming from new households. Our website is also a platform for marketing and product education, allowing us to connect further with our customers. We believe it is important that we continue to grow our omnichannel capabilities, especially in light of changing consumer preferences as a result of the COVID-19 pandemic, which, together with recent enhancements made to our website and omnichannel capabilities, contributed to the substantial increase in e-commerce sales during the first half 2020. Since 2011, we have made a $225 million investment in our omnichannel and information technology capabilities. We expect that expanding and enhancing these capabilities, including BOPIS, will continue to require significant investments by us.

Competition. The U.S. sporting goods and outdoor recreation retail industries are highly competitive and fragmented. We compete with specialty footwear and outdoor retailers, traditional sporting goods stores, large format sporting goods stores, mass general merchants and catalogue and internet retailers. This competition takes place both in physical retail locations and online. Some of our competitors may be significantly larger and have substantially greater resources than us. Pressure from our competitors could require us to reduce our prices or increase our spending for advertising and promotion. Traditional competitors have become increasingly

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

promotional and, if our competitors reduce their prices, it may be difficult for us to reach our net sales goals without reducing our prices, which could impact our margins. We may require significant capital in the future to sustain or grow our business, including our store and e-commerce activities, due to increased competition.

Sourcing and Supply Chain Management. For our business to be successful, our suppliers must provide us with quality products in substantial quantities, in compliance with regulatory requirements, at acceptable costs and on a timely basis. Competition for resources throughout the supply chain, such as production and transportation capacities, has increased. Trends affecting the supply chain include the impact of fluctuating prices of labor and raw materials on our suppliers, as well as the impact of the COVID-19 pandemic. We depend on approximately 1,300 suppliers to supply us in a timely and efficient manner with the merchandise we purchase for resale. In 2019, purchases from our largest vendor represented approximately 14% of our total inventory purchases. The merchandise we sell is sourced from a wide variety of domestic and international suppliers and our ability to find qualified suppliers and access merchandise in a timely and efficient manner is often challenging, particularly with respect to merchandise sourced outside the United States. We generally do not have long-term written contracts with our suppliers that would require them to continue supplying us with merchandise, particular payment terms or the extension of credit. As a result, these suppliers could modify the terms of these relationships due to general economic conditions or otherwise. Changes in our relationships with our suppliers (which can occur for various reasons in or out of our control) also have the potential to increase our expenses and adversely affect our results of operations. Moreover, many of our suppliers provide us with merchandise purchasing incentives, such as return privileges, volume purchasing allowances and cooperative advertising, and a decline or discontinuation of these incentives could severely impact our results of operations. In addition, the announcement or imposition of any new or increased tariffs, duties or taxes as a result of trade or political tensions between the United States and other countries or otherwise could adversely affect our supply chain. In recent years, the Trump administration imposed multiple rounds of tariffs on exports from China, where we and many of our vendors source commodities. As a result, we have experienced rising inventory costs on owned brand products we directly source from China, as well as national brand products from China that we source through our vendors. These higher inventory costs have resulted in higher prices and/or lower margins, thus resulting in a negative impact to net sales and/or gross margin. On January 15, 2020, President Trump signed Phase I of a new trade agreement with China, signaling potential resolution between the two countries to the ongoing trade war in 2020. However, no significant modifications have been enacted to date, relative to the escalated tariffs which impact our business.

New Store Openings. We expect that new stores will be a key driver of growth in our net sales and gross margin in the future. Our results of operations have been and will continue to be materially affected by the timing and number of new store openings. We are continually assessing the number of locations available that could accommodate our preferred size of stores in markets we would consider and we expect to open eight to 10 new stores per year, starting in 2022, similar to our growth rates from 2018 through 2019. The performance of new stores may vary depending on various factors such as the store opening date, the time of year of a particular opening, the amount of store opening costs, the amount of store occupancy costs and the location of the new store, including whether it is located in a new or existing market. For example, we typically incur higher than normal team member costs at the time of a new store opening associated with set-up and other opening costs. Most of our stores achieve profitability within the first twelve months of opening a store. We have significant whitespace in both our core markets and green field markets. We believe our real estate strategy has positioned us well for further expansion. However, our planned store expansion will place increased demands on our operational, managerial, administrative and other resources. New stores in new markets, where we are less familiar with the target customer and less well-known by the target customer, may face different or additional risks and increased costs compared to new stores in existing markets. We may have to broaden our assortment to merchandise more locally as we grow into newer markets. Managing our growth effectively will require us to continue to enhance our store management systems, financial and management controls and information systems. We will also be required to hire, train and retain store management and store personnel, which, together with increased marketing costs, affects our operating income and net income.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Interim Results and Seasonality. Our business is subject to seasonal fluctuations. A significant portion of our net sales and profits is driven by summer holidays, such as Memorial Day, Father’s Day and Independence Day, during the second quarter. Our net sales and profits are also impacted by the November/December holiday selling season, and in part by the sales of cold weather sporting goods and apparel during the fourth quarter.

53rd Week. We operate on the retail industry’s 4-5-4 calendar. The 4-5-4 calendar is a guide for retailers that ensures sales comparability between years by dividing the year into months based on a 4 weeks – 5 weeks – 4 weeks format. Every five to six years a week is added to the 4-5-4 fiscal calendar. This anomaly has most recently occurred in 2017, which consisted of 53 weeks. 2018 and 2019 each consisted of 52 weeks. The additional week of 2017 contributed approximately $60.6 million of incremental net sales.

Impact of COVID-19 on Our Business

The outbreak of COVID-19, which has been declared a global pandemic by the World Health Organization, has affected our business, as well as our customers, team members and suppliers, and resulted in federal, state and local governmental authority safety recommendations and requirements aimed at mitigating the spread of the virus, such as stay-at-home orders, prohibitions of large group gatherings, travel restrictions and closures of certain businesses.

In response to these restrictions, and in order to serve our customers while also providing for the safety of our customers, team members and service providers, we have taken many actions, including cleaning each store professionally on a regular basis, equipping each store with hand sanitizer stations and signage illustrating how to socially distance within the store, wearing face coverings, limiting the number of customers admitted at one time, and having protective shields installed at cash registers and other countertops. We have incurred increased costs related to the implementation of these measures. We also incurred temporary wage premiums and additional sick time for our active store and distribution center team members. To mitigate the cost of these measures, during the thirteen weeks ended May 2, 2020, we temporarily furloughed a significant number of corporate, store and distribution center team members and enforced temporary pay cuts for executives and remaining active team members as well as other strategic actions to significantly reduce operating expenses during the period. We also drew down $500 million on our ABL Facility as a precautionary measure to ensure financial flexibility and maximize liquidity. We shortened the operating hours of our stores and fully closed six stores at some point during the thirteen weeks ended May 2, 2020, only one of which was closed for more than a week. We have also reduced, deferred or cancelled planned capital expenditures, primarily related to store remodels, and have worked with our business partners to modify vendor and landlord payments and terms. Our temporary furlough period ended by June 8, 2020 for all of our store, distribution center and corporate team members, and on June 25, 2020, we completed repaying the $500 million draw on the ABL Facility. All three of our distribution centers remained open during the thirteen weeks ended May 2, 2020 and as of May 2, 2020, 257 of our 259 stores were fully operational. We continue to monitor the rapidly evolving situation and expect to continue to adapt our operations to address federal, state, and local requirements as well as to implement standards or processes that we determine to be in the best interest of our team members, customers, and communities.

The impact of the pandemic and actions taken in response to it had varying effects on our results of operations and our business was extremely unpredictable during the thirteen weeks ended May 2, 2020. However, as an essential retailer, we have been able to serve our customers as their needs evolved during the pandemic. In early March 2020, we saw the acceleration of sales in specific categories, such as outdoor cooking, camping, shooting sports and hunting. Later in the first quarter, customers realized they needed to find ways to entertain their families and stay fit while schools and gyms closed, so they turned to us for isolated recreation, outdoor and leisure activities that we support, and as a result, we saw increased sales of weights, yoga mats, treadmills, indoor bicycles, fishing, hunting and camping gear, backyard and driveway games, trampolines, patio seating and grills. We anticipate that the increased popularity of isolated recreation, outdoor and leisure activity products will continue for the duration of the pandemic and will result in a long-term increase to our customer base. At the same time, we experienced decreased sales of certain of our offerings, primarily for apparel and footwear, and have had to cancel certain of our purchase orders for these products.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We believe that our consumers feel comfortable visiting our stores due to the fact that we have big-box stores and curbside pick-up availability for online orders, making it easier to socially distance, and that we are not in, or tethered to, malls, as customers seek to avoid crowded spaces. We have also seen a significant increase in customers purchasing our products through omnichannel platforms, specifically as customers increasingly take advantage of our curbside pickup service, which we launched during the thirteen weeks ended May 2, 2020.

The extent to which our operations and business trends will be impacted by, and any unforeseen costs will result from, the pandemic will depend largely on future developments, which are highly uncertain and cannot be accurately predicted. These developments include, among other things, new information that may emerge concerning the severity of the outbreak and health implications, actions by government authorities to contain the outbreak or treat its impact, and changes in consumer behavior resulting from the outbreak and such government actions. See “Risk Factors—Risks Related to Our Business—The impact of COVID-19 may adversely affect our business and financial results.”

How We Assess the Performance of Our Business

Our management considers a number of financial and operating metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, determine the allocation of resources, make decisions regarding corporate strategies and evaluate projections. These metrics include operational measures and non-GAAP metrics supplemental to our GAAP results.

Comparable Sales. We define comparable sales as the percentage of period-over-period net sales increase or decrease, in the aggregate, for stores open after thirteen full fiscal months, as well as for all e-commerce sales. Stores which have been significantly remodeled or relocated are removed from this calculation until the new store has been in operation for substantially all of the periods being compared. Stores which have been closed for an extended period of time due to circumstances beyond our control are also removed from the calculation. Any sales made through our website are allocated to e-commerce sales for the purpose of measuring comparable sales, regardless of how those sales are fulfilled, whether shipped to home or picked up in-store or curbside through BOPIS. For example, all BOPIS transactions, which are originated by our website, are allocated to e-commerce sales for the purpose of comparable sales, despite the fact that our customers pick-up these purchases from a specific store. Increases or decreases in e-commerce between periods being compared directly impact the comparable sales results. We calculate adjusted comparable sales by excluding from comparable sales additional sales associated with Houston Astros World Series appearances, additional sales of a product driven by free shipping promotion and sales from certain product categories, such as toys, luggage and electronics, that we exited in 2018. See “—Non-GAAP Measures” below for a reconciliation of adjusted comparable sales to comparable sales.

Adjusted comparable sales is a non-GAAP financial measure. We use adjusted comparable sales as the basis for key operating decisions, such as allocation of receipts and inventory to particular categories. We believe that adjusted comparable sales assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our ongoing operating performance.

Various factors affect comparable sales and adjusted comparable sales, including consumer preferences, buying trends and overall economic trends; our ability to identify and respond effectively to customer preferences and local and regional trends; our ability to provide an assortment of high quality/value oriented product offerings that generate new and repeat visits to our stores and our website; the customer experience and unique services we provide in our stores; our ability to execute our omnichannel strategy, including the growth of our e-commerce business; changes in product mix and pricing, including promotional activities; the number of items purchased per visit and average order value; a shift in the timing of a holiday between comparable periods; and the number of stores that have been in operation for more than 13 months.

Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow. Management uses Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Adjusted Net Income (Loss) and Adjusted Free Cash Flow to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish and award discretionary annual incentive compensation, to report our compliance with certain covenants in our debt agreements, and to compare our performance against that of other peer companies using similar measures. See “—Non-GAAP Measures” below.

E-commerce Penetration. E-commerce penetration is defined as total e-commerce merchandise sales (which includes BOPIS) divided by total Company merchandise sales.

The following table summarizes our key financial and operating metrics (with nearest GAAP measures where applicable) for the periods indicated:

	Fiscal Year Ended			Twenty-Six Weeks Ended
(In thousands, except percentages)	February 1, 2020	February 2, 2019	February 3, 2018	August 1, 2020	August 3, 2019
Comparable sales	(0.7)%	(2.5)%	(5.2)%	15.9%	(4.3)%
Adjusted comparable sales	(0.6)%	(1.7)%	(6.1)%	15.9%	(4.0)%
Net income	$120,043	$21,442	$58,501	$157,656	$73,753
Adjusted EBITDA	322,814	300,259	315,420	282,902	156,837
Adjusted Net Income	101,469	57,774	74,472	179,106	43,800
Pro Forma Adjusted Net Income	75,927	43,125	55,538	134,844	32,737
Net cash provided by (used in) operating activities	263,669	198,481	83,355	773,621	103,961
Adjusted Free Cash Flow	$196,886	$99,454	$(32,546)	$759,771	$72,194
E-commerce penetration	5%	5%	4%	11%	3%

Components of Our Results of Operations

Our profitability is primarily influenced by fluctuations in net sales, gross margin and our ability to leverage selling, general and administrative expenses.

Net Sales. Net sales are derived from in-store and e-commerce merchandise sales, net of sales tax and an allowance for merchandise returns.

Net sales fluctuations can be driven by new store openings, comparable sales increases or decreases, e-commerce sales, our ability to adjust inventory based on sales fluctuations, manage vendor relations and meet customer demand, allowances and logistics, seasonality, unseasonal or extreme weather, changes in consumer shopping preferences, consumer discretionary spending, and market and sales promotions.

Gross Margin. Gross margin is our net sales less cost of goods sold. Our cost of goods sold includes the direct cost of merchandise and costs related to procurement, warehousing and distribution. These costs consist primarily of payroll and benefits, occupancy costs and freight and are generally variable in nature relative to our sales volume.

Our gross margin depends on a number of factors, such as net sales increases or decreases, our promotional activities, product mix including owned brand merchandise sales, and our ability to control cost of goods sold, such as inventory and logistics cost management. Our gross margin is also impacted by variables including commodity costs, freight costs, shrinkage and inventory processing costs and e-commerce shipping costs. We track and measure gross margin as a percentage of net sales in order to evaluate our performance against profitability targets.

Selling, General and Administrative Expenses. Selling, general and administrative, or SG&A, expenses include store and corporate administrative payroll and payroll benefits, store and corporate headquarters

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

occupancy costs, advertising, credit card processing, information technology, pre-opening costs and other store and administrative expenses. These expenses are both variable and fixed in nature. We track and measure operating expenses as a percentage of net sales in order to evaluate our performance against profitability targets. Management of SG&A expenses depends on our ability to balance a control of operating costs, such as store, distribution center, and corporate headcount, information technology infrastructure and marketing and advertising expenses, with efficiently and effectively servicing our customers. We expect that our SG&A expenses will increase in future periods due to our continuing growth and in part to additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company.

Income Tax Expense. New Academy Holding Company, LLC is currently treated as a flow through entity for U.S. federal income tax purposes, and thus no federal income tax expense has been recorded in our consolidated statements of income. Our tax rate is almost entirely the result of state income taxes. After consummation of this offering, Academy Sports and Outdoors, Inc. will become subject to U.S. federal income taxes and we will be taxed at the prevailing corporate tax rates. We will be treated as a U.S. corporation for U.S. federal, state, and local income tax purposes after this offering and accordingly, a provision for income taxes will be recorded for the anticipated tax consequences of our reported results of operations for federal, state and local income taxes.

Results of Operations

Twenty-Six Weeks Ended August 1, 2020 Compared to Twenty-Six Weeks Ended August 3, 2019

The following table sets forth amounts and information derived from our unaudited statements of income for the periods indicated as follows (dollar amounts in thousands):

	Twenty-Six Weeks Ended				Change
(In thousands, except percentages)	August 1, 2020		August 3, 2019		Dollars	Percent
Net sales	$2,742,721	100.0%	$2,314,202	100.0%	$428,519	18.5%
Cost of goods sold	1,948,275	71.0%	1,616,002	69.8%	332,273	20.6%

Gross margin	794,446	29.0%	698,200	30.2%	96,246	13.8%
Selling, general and administrative expenses	596,636	21.8%	614,172	26.5%	(17,536)	(2.9)%

Operating income	197,810	7.2%	84,028	3.6%	113,782	135.4%
Interest expense, net	48,088	1.8%	52,586	2.3%	(4,498)	(8.6)%
Gain on early retirement of debt, net	(7,831)	(0.3)%	(42,265)	(1.8)%	34,434	(81.5)%
Other (income), net	(1,621)	(0.1)%	(1,454)	(0.1)%	(167)	11.5%

Income before income taxes	159,174	5.8%	75,161	3.2%	84,013	111.8%
Income tax expense	1,518	0.1%	1,408	0.1%	110	7.8%

Net income	$157,656	5.7%	$73,753	3.2%	$83,903	113.8%

*	Percentages in table may not sum properly due to rounding.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table summarizes store activity for the periods indicated:

	Twenty-Six Weeks Ended
	August 1, 2020	August 3, 2019
Beginning stores	259	253
Q1 new stores	—	1
Q2 new stores	—	2
Closed	—	(2)

Ending stores	259	254

Relocated stores	—	—
Renovated stores	—	9

Net Sales. Net sales increased $428.5 million, or 18.5%, for the first half 2020 compared to the first half 2019 as a result of additional net sales generated by new locations, as well as increased comparable sales of 15.9%. As of the end of first half 2020, we operated a net five additional stores as compared to the end of first half 2019 and we had a full benefit of three stores opened during the prior year-to-date. Collectively, these five additional stores accounted for a net $53.2 million increase in net sales for the first half 2020.

The 15.9% increase in comparable sales resulted from a 47.3% increase in the outdoors merchandise division and a 22.6% increase in the sports and recreation merchandise divisions, partially offset by declines of 6.5% and 3.3% in the footwear and apparel divisions, respectively. The effects of the COVID-19 pandemic during this period have caused significant increases in popularity of isolated recreation, outdoor and leisure activities that we believe have driven the increases in our outdoors and sports and recreation merchandise divisions. Likewise, we believe that the decreases in our apparel and footwear merchandise divisions were predominately driven by a temporary but significant shift in customer behavior at the substantial beginning of the COVID-19 pandemic, which saw customers focus on purchasing primarily isolated recreation, outdoor and leisure activity products in addition to “essential items.” The outdoors division increase was driven primarily by strong sales in firearms, ammunition and fishing products. The sports and recreation division sales increased as a result of various products such as fitness equipment and accessories, bikes, patio and watersports, barbecues and grills, trampolines, outdoor games and play sets. These increases were partially offset by declining sales in the team sports category. The footwear division sales decreased due to declines in the team sports category and the work, casual and youth category. The apparel division decreased as a result of declines in the outdoor and seasonal apparel and licensed apparel products, partially offset by increases in the athletic apparel products. We believe that the substantial increase in e-commerce sales described below and ongoing improvements to our business, such as enhancements to our merchandising planning and allocation capabilities that began in February 2019 and the launch of the Academy Credit Card in May 2019, together with our big-box store format and the implementation of a number of safety measures within our stores in response to COVID-19 that helped facilitate our customers’ ability to obtain the products they sought in a safe manner, contributed to the increase in comparable sales during this period.

E-commerce net sales increased $220.6 million, or 283.5%, for the first half 2020 compared to the first half 2019 and represented 10.9% of merchandise sales for the first half 2020 compared to 3.4% in the first half 2019. This increase was driven by a change in consumer shopping preferences and sales restrictions resulting from the COVID-19 pandemic. Additionally, enhancements to our website and omnichannel capabilities, such as the introduction of BOPIS at the end of the second quarter 2019 and rapid development of curbside fulfillment to further support BOPIS in the first half 2020, have positioned us well to benefit from such changing consumer preferences and contributed to the increase in e-commerce sales.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Gross Margin. Gross margin increased $96.2 million, or 13.8%, to $794.4 million for the first half 2020 from $698.2 million for the first half 2019. As a percentage of net sales, gross margin decreased 1.2% from 30.2% for the first half 2019 to 29.0% in the first half 2020. The decrease of 120 basis points in gross margin is primarily attributable to:

•	49 basis points of unfavorability related to import freight as a result of increased duties on products sold;

•	37 basis points of unfavorability as a result of decreased vendor allowances including new store allowances;

•	24 basis points of unfavorability related to increased inventory shrinkage; and

•	22 basis points of unfavorability in merchandise margins from higher first half 2020 sales of lower margin goods.

Selling, General and Administrative Expenses. SG&A expenses decreased $17.5 million, or 2.9%, to $596.6 million in the first half 2020 from $614.2 million in the first half 2019. As a percentage of net sales, SG&A expenses were down 4.7% to 21.8% in the first half 2020 compared to 26.5% in the first half 2019. The decrease of 470 basis points in SG&A is primarily attributable to:

•

188 basis point decrease in employee costs as a result of leverage and a reduction of costs that are primarily wage related from temporary salary cuts, reduction of hours and furloughs and permanent headcount reductions, partially offset by increased incentive compensation during the first half 2020;

•	115 basis point decrease in advertising due to leverage and reduced marketing and promotional activities; and

•	various other declines as a result of leveraging SG&A costs on increased sales.

Interest Expense. Interest expense decreased $4.5 million, or 8.6%, in the first half 2020 when compared to the first half 2019, primarily as a result of a lower outstanding principal balance and interest rates on our 2015 Term Loan Facility from prior year and current year principal repurchases of $147.7 million and $23.9 million, respectively, partially offset by higher interest on our ABL Facility due to a higher average outstanding balance.

Gain on early retirement of debt, net. Gain on early retirement of debt, net decreased $34.4 million, or 81.5%, to $7.8 million from $42.3 million in the first half 2019. During the first half 2020, we repurchased $23.9 million in principal on the 2015 Term Loan Facility, which was trading at a discount, in open market transactions for $16.0 million and recognized a net gain of $7.8 million. During the first half 2019, we repurchased $147.7 million in principal on the 2015 Term Loan Facility, which was trading at a discount, in open market transactions for $104.6 million and recognized a net gain of $42.3 million.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

2019 (52 weeks) Compared to 2018 (52 weeks)

The following table sets forth amounts and information derived from our consolidated statements of income for the periods indicated as follows (dollar amounts in thousands):

	Fiscal Year Ended				Change
(In thousands, except percentages)	February 1, 2020		February 2, 2019		Dollars	Percent
Net sales	$4,829,897	100.0%	$4,783,893	100.0%	$46,004	1.0%
Cost of goods sold	3,398,743	70.45%	3,415,941	71.4%	(17,198)	(0.5)%

Gross margin	1,431,154	29.65%	1,367,952	28.6%	63,202	4.6%
Selling, general and administrative expenses	1,251,733	25.95%	1,239,002	25.9%	12,731	1.0%

Operating income	179,421	3.75%	128,950	2.7%	50,471	39.1%
Interest expense, net	101,307	2.1%	108,652	2.3%	(7,345)	(6.8)%
Gain on early retirement of debt, net	(42,265)	(0.9)%	—	—%	(42,265)	NM
Other (income), net	(2,481)	(0.1)%	(3,095)	(0.1)%	614	(19.8)%

Income before income taxes	122,860	2.5%	23,393	0.5%	99,467	425.2%
Income tax expense	2,817	0.1%	1,951	0.0%	866	44.4%

Net income	$120,043	2.5%	$21,442	0.4%	$98,601	459.8%

*	Percentages in table may not sum properly due to rounding.
**	NM - Not meaningful

The following table summarizes store activity for the periods indicated:

	Fiscal Year Ended
	February 1, 2020	February 2, 2019
Beginning stores	253	244
Q1 new stores	1	2
Q2 new stores	2	3
Q3 new stores	5	4
Q4 new stores	—	—
Closed	(2)	—

Ending stores	259	253

Relocated stores	—	3
Renovated stores	11	14

Net Sales. Net sales increased $46.0 million, or 1.0%, in 2019 over the prior year. The 1.0% increase was driven primarily by additional net sales generated by new locations, partially offset by a decline in comparable sales of 0.7%. As of the end of 2019, we operated a net six additional stores compared to the end of 2018, and we had the full benefit of nine stores opened during the prior year. These stores generated sales of $84.8 million, or 1.8% of net sales.

The 0.7% comparable sales decline was driven by a 6.3% decrease in comparable sales from the sports and recreation merchandise division and a 3.1% decrease in the outdoors merchandise division. Declines in each category within the sports and recreation merchandise division, which includes team sports/fitness and recreation, were partially driven by planned exits in product types (such as certain outdoor games and electronics) that did not fit within our future assortment strategies during 2019. The outdoors merchandise division decreased as a result of declines from camping and cooking sales during 2019, as well as lower demand for firearms and ammunition during the first and second quarter 2019. These decreases were largely offset by a

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

comparable sales increase of 4.7% in apparel and 1.0% in footwear. The apparel merchandise division increased as a result of positive comparable sales across all categories, particularly in licensed apparel, outdoor and seasonal apparel, and athletic apparel. The increase in licensed apparel was largely attributable to sales from Major League Baseball, or MLB, which was driven by regional team playoff success. The footwear merchandise division comparable sales increased, which was the result of an increase in the work and casual footwear category, partially offset by a decrease in athletic footwear. Although we had an overall decrease in comparable sales in 2019, we had positive comparable sales in the back half of 2019. We believe that improvements to our business in the back half of 2019, such as improvements to our website and omnichannel capabilities, including the introduction of BOPIS in July 2019, continued enhancements to our merchandise planning and allocation capabilities, and the launch of the Academy Credit Card in May 2019 were key factors that saw the increase of comparable sales in the back half of 2019.

E-commerce sales increased $17.8 million, or 7.8%, in 2019 when compared to the prior year, and e-commerce sales represented 5.1% and 4.9% of merchandise sales for 2019 and 2018, respectively. This increase was driven by enhancements to our e-commerce platform, including the introduction of BOPIS at the end of the second quarter 2019, as well as changes in consumer shopping preferences.

Gross Margin. Gross margin for 2019 increased $63.2 million, or 4.6%, when compared to 2018. Our gross margin, as a percentage of net sales, was 29.6% in 2019 compared to 28.6% in 2018, an increase of 100 basis points. This increase is primarily due to:

•	78 basis points of favorability on merchandise margins from favorability in inventory valuation adjustments relative to the prior year;

•	34 basis points of favorability in e-commerce shipping due to reduced shipping rates and an overall reduction in shipping costs resulting from to the 2019 deployment of BOPIS; partially offset by

•	24 basis points of unfavorability related to import freight as a result of increased duties during 2019.

Selling, General and Administrative Expenses. SG&A expenses increased $12.7 million, or 1.0%, to $1,251.7 million in 2019 from $1,239.0 million in 2018. As a percentage of net sales, SG&A remained flat at 25.9% in 2019 compared to 2018. The notable changes within SG&A were as follows:

•	31 basis point increase in employee costs that are primarily driven by performance-based compensation and a net six new store openings since the end of the fourth quarter 2018; partially offset by a

•	27 basis point decrease in property and facility expense primarily as a result of prior year implementation expenditures from our profitability and growth initiatives related to energy savings.

Interest Expense. Interest expense decreased $7.3 million, or 6.8%, to $101.3 million in 2019 from $108.7 million in 2018, resulting primarily from a lower outstanding balance on our Term Loan Facility due to the principal repurchases of $147.7 million during 2019.

2018 (52 weeks) Compared to 2017 (53 weeks)

When a 52-week fiscal year follows a 53-week fiscal year, the comparable sales calculation is based on the prior fiscal year’s sales shifted forward one week, as we believe this best approximates current trends in our business.

Fiscal Period	Basis	Current Year Comparable Period	Prior Year Comparable Period	Comparable Sales
2018	Comparable sales	Fifty-two weeks ended February 2, 2019	Fifty-two weeks ended February 3, 2018	(2.5)%
2017	Comparable sales	Fifty-two weeks ended January 27, 2018	Fifty-two weeks ended January 28, 2017	(5.2)%

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table sets forth amounts and information derived from our consolidated statements of income for the periods indicated as follows (dollar amounts in thousands):

	Fiscal Year Ended				Change
	February 2, 2019		February 3, 2018		Dollars	Percent
Net sales	$4,783,893	100.0%	$4,835,582	100.0%	$(51,689)	(1.1)%
Cost of goods sold	3,415,941	71.4%	3,436,618	71.1%	(20,677)	(0.6)%

Gross margin	1,367,952	28.6%	1,398,964	28.9%	(31,012)	(2.2)%
Selling, general and administrative expenses	1,239,002	25.9%	1,241,643	25.7%	(2,641)	(0.2)%

Operating income	128,950	2.7%	157,321	3.3%	(28,371)	(18.0)%
Interest expense, net	108,652	2.3%	104,857	2.2%	3,795	3.6%
Gain on early retirement of debt, net	—	—%	(6,294)	(0.1)%	6,294	NM
Other (income), net	(3,095)	(0.1)%	(2,524)	(0.1)%	(571)	22.6%

Income before income taxes	23,393	0.5%	61,282	1.3%	(37,889)	(61.8)%
Income tax expense	1,951	0.0%	2,781	0.1%	(830)	(29.8)%

Net income	$21,442	0.4%	$58,501	1.2%	$(37,059)	(63.3)%

*	Percentages in table may not sum properly due to rounding.
**	NM - Not meaningful

The following table summarizes store activity for the periods indicated:

	Fiscal Year Ended
	February 2, 2019	February 3, 2018
Beginning stores	244	228
Q1 new stores	2	3
Q2 new stores	3	7
Q3 new stores	4	3
Q4 new stores	—	3
Closed	—	—

Ending stores	253	244

Relocated stores	3	1
Renovated stores	14	20

Net Sales. Net sales decreased $51.7 million, or 1.1%, in 2018 over the prior year. The 1.1% decrease was driven primarily by a decline in comparable sales of 2.5% and higher sales in 2017 from the 53rd week of $60.6 million. As of the end of 2018, we operated nine additional stores compared to the end of 2017 and we had the full benefit of 16 stores opened during the prior year. These stores generated sales of $134.9 million, or 2.8% of net sales.

The following disclosure has been updated to reflect the new merchandise division category and product reclassification completed in 2019. See “Business.”

The 2.5% comparable sales decline in 2018 was driven by a comparable sales decrease of 5.4% in the sports and recreation merchandise division and a 4.1% decrease in the outdoors merchandise division. The outdoors merchandise division experienced a decline in 2018 from the market saturation of specialized drinkware and related coolers, as well as market softness in firearms and ammunition. Also contributing to the decline in the outdoors merchandise division in 2018 was our planned assortment reduction in the camping category. The

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

decline in the sports and recreation merchandise division in 2018 was caused by declines in both the team sports/fitness and recreation categories. Both the apparel and footwear merchandise divisions comparable sales were relatively flat compared to the prior year with a decrease of 0.4% and an increase of 0.1%, respectively. Within the apparel merchandise division, licensed apparel decreased as we benefited in the prior year on MLB licensed apparel due to team playoff success within our footprint that was partially offset by an increase in outdoor and seasonal apparel. Within the footwear merchandise division, the increase was driven by an increase in work and casual footwear, partially offset by a decrease in athletic footwear.

E-commerce sales increased $40.5 million, or 21.2%, in 2018 when compared to the prior year, and e-commerce sales represented 4.9% and 4.0% of merchandise sales for 2018 and 2017, respectively. This increase was driven by changes in consumer shopping preferences, investments in digital advertising and increased promotional activity.

Gross Margin. Gross margin for 2018 decreased $31.0 million, or 2.2%, when compared to 2017. Our gross margin, as a percentage of net sales, was 28.6% in 2018 compared to 28.9% in 2017, a decrease of 30 basis points. This decrease is primarily due to:

•

33 basis points of unfavorability related to higher inventory overhead expense due to the prior year benefiting from substantial inventory purchases that lowered the inventory turnover rate and resultant overhead expensed;

•	21 basis points of unfavorability on freight due to increased domestic and international freight pricing and duties;

•	15 basis points of unfavorability on merchandise margins due to increased clearance and promotional activities, coupled with the growth of e-commerce sales; and partially offset by

•	34 basis points of favorability due to decreased inventory shrinkage.

Selling, General and Administrative Expenses. SG&A expenses decreased $2.6 million, or 0.2%, to $1,239.0 million in 2018 from $1,241.6 million in 2017. As a percentage of net sales, SG&A was 25.9% in 2018 compared to 25.7% in 2017. SG&A as a percentage of net sales increased 20 basis points primarily driven by:

•	39 basis point increase in property and facility expense due to operating nine additional stores since the end of 2017 and the full impact of 16 stores opened during 2017; and partially offset by

•	18 basis point decrease in professional fees related to our 2017 profitability and growth initiatives.

Interest Expense. Interest expense increased $3.8 million, or 3.6%, to $108.7 million in 2018 from $104.9 million in 2017, resulting primarily from rising interest rates on our Term Loan Facility, which was partially offset by more favorable positions on our interest rate swaps relative to 2017.

Non-GAAP Measures

Adjusted comparable sales

We calculate adjusted comparable sales by excluding from comparable sales additional sales associated with Houston Astros World Series appearances, additional sales of a product driven by free shipping promotion and sales from certain product categories, such as toys, luggage and electronics, that we exited in 2018.

Adjusted comparable sales is a non-GAAP financial measure. We use adjusted comparable sales as the basis for key operating decisions, such as allocation of receipts and inventory to particular categories. We believe that adjusted comparable sales assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our ongoing operating performance.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table provides a reconciliation of our comparable sales to our adjusted comparable sales for the periods presented:

	Fiscal Year Ended			Twenty-Six Weeks Ended
	February 1, 2020	February 2, 2019	February 3, 2018	August 1, 2020	August 3, 2019
Comparable sales	(0.7)%	(2.5)%	(5.2)%	15.9%	(4.3)%
Additional sales associated with Houston Astros World Series appearances	(0.4)%	0.7%	(0.8)%	—	—
Additional sales of a product driven by free shipping promotion	—	0.1%	(0.1)%	—	—
Sales from the exited product categories	0.5%	—	—	—	0.3%

Adjusted comparable sales	(0.6)%	(1.7)%	(6.1)%	15.9%	(4.0)%

Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow

We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax expense and depreciation, amortization and impairment, further adjusted to exclude consulting fees, Adviser monitoring fees, stock based compensation expense, gain on early extinguishment of debt, net, severance and executive transition costs, costs related to the COVID-19 pandemic, inventory write-down adjustments associated with strategic merchandising initiative and other adjustments. We describe these adjustments reconciling net income (loss) to Adjusted EBITDA in the applicable table below. We define Adjusted Net Income (Loss) as net income (loss), plus consulting fees, Adviser monitoring fees, stock based compensation expense, gain on early extinguishment of debt, net, severance and executive transition costs, costs related to the COVID-19 pandemic, inventory write-down adjustments associated with strategic merchandising initiative and other adjustments, less the tax effect of these adjustments. We define Pro Forma Adjusted Net Income (Loss) as Adjusted Net Income (Loss) plus the estimated federal tax liability based on our proposed C-Corporation structure after this offering. We describe these adjustments reconciling net income (loss) to Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) in the applicable table below. We define Adjusted Free Cash Flow as net cash provided by (used in) operating activities less net cash used in investing activities. We describe these adjustments reconciling net cash provided by operating activities to Adjusted Free Cash Flow in the applicable table below.

Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management believes Adjusted Free Cash Flow is a useful measure of liquidity and an additional basis for assessing our ability to generate cash. Management uses Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish and award discretionary annual incentive compensation, to report our compliance with certain covenants in our debt agreements, and to compare our performance against that of other peer companies using similar measures.

Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Adjusted EBITDA,

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow are not recognized terms under GAAP and should not be considered as an alternative to net income (loss) as a measure of financial performance or net cash provided by operating activities as a measure of liquidity, or any other performance measures derived in accordance with GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) should not be construed to imply that our future results will be unaffected by unusual or non-recurring items. In evaluating Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by primarily relying on our GAAP results in addition to using Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow supplementally.

Our Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow measures have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) do not reflect costs or cash outlays for capital expenditures or contractual commitments;

•	Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) do not reflect changes in, or cash requirements for, our working capital needs;

•

Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, and Adjusted Free Cash Flow does not reflect the cash requirements necessary to service principal payments on our debt;

•	Adjusted EBITDA does not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes;

•

Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Adjusted Free Cash Flow do not reflect cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, Adjusted EBITDA, Adjusted Net Income (Loss), Pro Forma Adjusted Net Income (Loss) and Adjusted Free Cash Flow should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following tables provide reconciliations of net income (loss) to Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) for the periods presented:

	Fiscal Year Ended			Twenty-Six Weeks Ended
	February 1, 2020	February 2, 2019	February 3, 2018	August 1, 2020	August 3, 2019
Period length	52 weeks	52 weeks	53 weeks	26 weeks	26 weeks
(In thousands)
Net income	$120,043	$21,442	$58,501	$157,656	$73,753
Interest expense, net	101,307	108,652	104,857	48,088	52,586
Income tax expense	2,817	1,951	2,781	1,518	1,408
Depreciation, amortization and impairment	117,254	131,816	133,281	54,151	59,097
Consulting fees (a)	3,601	949	10,263	92	3,280
Adviser monitoring fee (b)	3,636	3,522	3,387	1,840	1,760
Stock based compensation (c)	7,881	4,633	4,580	3,690	4,467
Gain on early extinguishment of debt, net	(42,265)	—	(6,294)	(7,831)	(42,265)
Severance and executive transition costs (d)	1,454	4,350	7,409	4,137	—
Costs related to the COVID-19 pandemic (e)	—	—	—	17,632	—
Inventory write-down adjustments associated with strategic merchandising initiative (f)	—	18,225	4,400	—	—
Other (g)	7,086	4,719	(7,745)	1,929	2,751

Adjusted EBITDA	$322,814	$300,259	$315,420	$282,902	$156,837

	Fiscal Year Ended			Twenty-Six Weeks Ended
	February 1, 2020	February 2, 2019	February 3, 2018	August 1, 2020	August 3, 2019
Period length	52 weeks	52 weeks	53 weeks	26 weeks	26 weeks
(In thousands)
Net income	$120,043	$21,442	$58,501	$157,656	$73,753
Consulting fees (a)	3,601	949	10,263	92	3,280
Adviser monitoring fee (b)	3,636	3,522	3,387	1,840	1,760
Stock based compensation (c)	7,881	4,633	4,580	3,690	4,467
Gain on early extinguishment of debt, net	(42,265)	—	(6,294)	(7,831)	(42,265)
Severance and executive transition costs (d)	1,454	4,350	7,409	4,137	—
Costs related to the COVID-19 pandemic (e)	—	—	—	17,632	—
Inventory write-down adjustments associated with strategic merchandising initiative (f)	—	18,225	4,400	—	—
Other (g)	7,086	4,719	(7,745)	1,929	2,751
Tax effects of these adjustments (h)	33	(66)	(29)	(39)	54

Adjusted Net Income	$101,469	$57,774	$74,472	$179,106	$43,800

Estimated tax effect of change to C-Corporation status (i)	(25,542)	(14,649)	(18,934)	(44,262)	(11,063)

Pro Forma Adjusted Net Income	$75,927	$43,125	$55,538	$134,844	$32,737

(a)	Represents outside consulting fees associated with our strategic cost savings and business optimization initiatives.
(b)	Represents our contractual payments under our Monitoring Agreement with the Adviser. See “Certain Relationships and Related Party Transactions—Monitoring Agreement.”
(c)

Represents non-cash charges related to the 2011 Equity Plan, which vary from period to period depending on certain factors such as timing and valuation of awards, achievement of performance targets and equity award forfeitures.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(d)	Represents severance costs associated with executive leadership changes and enterprise-wide organizational changes.
(e)

Represents costs incurred as a result of the COVID-19 pandemic, including temporary wage premiums, additional sick time, costs of additional cleaning supplies and third party cleaning services for the stores, corporate office and distribution centers, accelerated freight costs associated with shifting our inventory purchase earlier in the year to maintain stock, and legal fees associated with consulting in local jurisdictions.

(f)	Represents inventory write-down adjustments in connection with our new merchandising strategy adopted as part of our strategic transformation, including exiting certain categories of products.
(g)

Other adjustments include (representing deductions or additions to Adjusted EBITDA and Adjusted Net Income (Loss), as applicable) amounts that management believes are not representative of our operating performance, including investment income, net losses associated with Hurricane Harvey, additional profits associated with the 53rd week in fiscal year 2017, additional profits associated with Houston Astros World Series appearances, installation costs for energy savings associated with our profitability initiatives, store exit costs and other costs associated with strategic cost savings and business optimization initiatives.

(h)	Represents the tax effect of the total adjustments made to arrive at Adjusted Net Income (Loss) at our historical tax rate.
(i)

Represents the tax effect of Adjusted Net Income (Loss) at our estimated effective tax rate of 24.5%. We are currently treated as a flow through entity for U.S. federal and state income tax purposes, and thus no federal income tax expense has been recorded in our consolidated statements of income. After consummation of this offering, we will become subject to U.S. federal and state income taxes and be taxed at the prevailing corporate rates. Our actual federal tax rate, and our actual income tax liability, after this offering may be different from our assumed rate, and such difference may be material.

The following table provides a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow for the periods presented:

	Fiscal Year Ended			Twenty-Six Weeks Ended
	February 1, 2020	February 2, 2019	February 3, 2018	August 1, 2020	August 3, 2019
Period length	52 weeks	52 weeks	53 weeks	13 weeks	13 weeks
(In thousands)
Net cash provided by (used in) operating activities	$263,669	$198,481	$83,355	$773,621	$103,961
Net cash used in investing activities	(66,783)	(99,027)	(115,901)	(13,850)	(31,767)

Adjusted Free Cash Flow	$196,886	$99,454	$(32,546)	$759,771	$72,194

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Quarterly Results of Operations

The following table sets forth our historical quarterly results of operations as well as certain key metrics for each of our most recent nine fiscal quarters. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto and unaudited condensed consolidated financial statements and related notes thereto, each included elsewhere in this prospectus.

	Thirteen Weeks Ended
(In thousands)	August 1, 2020	May 2, 2020	February 1, 2020	November 2, 2019	August 3, 2019	May 4, 2019	February 2, 2019	November 3, 2018	August 4, 2018	May 5, 2018
Net sales	$1,606,420	$1,136,301	$1,370,492	$1,145,203	$1,237,410	$1,076,792	$1,342,018	$1,060,188	$1,262,207	$1,119,480
Gross margin	496,501	297,945	370,532	362,422	385,204	312,996	332,133	328,833	387,130	320,356
Selling, general and administrative expenses	312,713	283,923	328,315	309,246	312,570	301,602	326,365	300,195	317,164	295,278
Operating income	183,788	14,022	42,217	53,176	72,634	11,394	5,768	28,138	69,966	25,078
Interest expense, net	23,566	24,522	24,136	24,585	25,549	27,037	27,608	27,076	27,173	26,795
Gain on early retirement of debt, net	(7,831)	—	—	—	(1,127)	(41,138)	—	—	—	—
Net income (loss)	167,676	(10,020)	17,738	28,552	48,347	25,406	(21,458)	1,773	42,103	(976)
Comparable sales	27.0%	3.1%	0.3%	6.2%	(3.3)%	(5.6)%	(2.8)%	(6.0)%	(0.6)%	(0.9)%
Adjusted comparable sales	27.0%	3.1%	1.0%	4.9%	(2.9)%	(5.2)%	(1.0)%	(4.6)%	(0.6)%	(0.9)%
Adjusted EBITDA	229,645	53,257	77,218	88,759	107,249	49,588	62,172	64,567	109,087	64,433
Adjusted Net Income (Loss)	178,351	756	23,607	34,062	51,503	(7,703)	(724)	4,845	46,472	4,812
Pro Forma Adjusted Net Income (Loss)	134,404	440	17,599	25,590	38,668	(5,931)	(721)	3,663	34,760	3,663

Adjusted Free Cash Flow	$678,941	$80,830	$154,709	$(30,017)	$122,680	$(50,486)	$139,551	$(108,232)	$45,878	$22,257

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table provides reconciliation of comparable sales to adjusted comparable sales for the periods presented:

	Thirteen Weeks Ended
	August 1, 2020	May 2, 2020	February 1, 2020	November 2, 2019	August 3, 2019	May 4, 2019	February 2, 2019	November 3, 2018	August 4, 2018	May 5, 2018
Comparable sales	27.0%	3.1%	0.3%	6.2%	(3.3)%	(5.6)%	(2.8)%	(6.0)%	(0.6)%	(0.9)%
Additional sales associated with Houston Astros World Series appearances	—	—	—	(1.6)%	—	—	1.5%	1.4%	—	—
Additional sales of a product driven by free shipping promotion	—	—	—	—	—	—	0.3%	—	—	—
Sales from the exited product categories	—	—	0.7%	0.3%	0.4%	0.4%	—	—	—	—

Adjusted comparable sales	27.0%	3.1%	1.0%	4.9%	(2.9)%	(5.2)%	(1.0)%	(4.6)%	(0.6)%	(0.9)%

The following tables provide reconciliation of net income (loss) to Adjusted EBITDA, Adjusted Net Income (Loss) and Pro Forma Adjusted Net Income (Loss) for the periods presented:

	Thirteen Weeks Ended
(In thousands)	August 1, 2020	May 2, 2020	February 1, 2020	November 2, 2019	August 3, 2019	May 4, 2019	February 2, 2019	November 3, 2018	August 4, 2018	May 5, 2018
Net income (loss)	$167,676	$(10,020)	$17,738	$28,552	$48,347	$25,406	$(21,458)	$1,773	$42,103	$(976)
Interest expense, net	23,566	24,522	24,136	24,585	25,549	27,037	27,608	27,076	27,173	26,795
Income tax expense	1,005	513	903	506	878	530	675	(27)	1,322	(19)
Depreciation, amortization and impairment	26,704	27,447	28,561	29,596	29,313	29,784	34,576	32,667	34,112	32,835
Consulting fees	36	56	84	237	328	2,952	6	196	506	241
Adviser monitoring fee	920	920	939	937	877	883	877	892	861	892
Stock based compensation	1,581	2,109	2,009	1,405	2,445	2,022	334	1,243	2,180	876
Gain on early extinguishment of debt, net	(7,831)	—	—	—	(1,127)	(41,138)	—	—	—	—
Severance and executive transition costs	3,909	228	192	1,237	—	—	3,239	134	55	923
Costs related to the COVID-19 pandemic	10,987	6,645	—	—	—	—	—	—	—	—
Inventory write-down adjustments associated with strategic merchandising initiative	—	—	—	—	—	—	18,225	—	—	—
Other	1,092	837	2,656	1,704	639	2,112	(1,910)	613	775	2,866

Adjusted EBITDA	$229,645	$53,257	$77,218	$88,759	$107,249	$49,588	$62,172	$64,567	$109,087	$64,433

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Thirteen Weeks Ended
(In thousands)	August 1, 2020	May 2, 2020	February 1, 2020	November 2, 2019	August 3, 2019	May 4, 2019	February 2, 2019	November 3, 2018	August 4, 2018	May 5, 2018
Net income (loss)	$167,676	$(10,020)	$17,738	$28,552	$48,347	$25,406	$(21,458)	$1,773	$42,103	$(976)
Consulting fees	36	56	84	237	328	2,952	6	196	506	241
Adviser monitoring fee	920	920	939	937	877	883	877	892	861	892
Stock based compensation	1,581	2,109	2,009	1,405	2,445	2,022	334	1,243	2,180	876
Gain on early extinguishment of debt, net	(7,831)	—	—	—	(1,127)	(41,138)	—	—	—	—
Severance and executive transition costs	3,909	228	192	1,237	—	—	3,239	134	55	923
Costs related to the COVID-19 pandemic	10,987	6,645	—	—	—	—	—	—	—	—
Inventory write-down adjustments associated with strategic merchandising initiative	—	—	—	—	—	—	18,225	—	—	—
Other	1,092	837	2,656	1,704	639	2,112	(1,910)	613	775	2,866
Tax effects of these adjustments	(19)	(19)	(11)	(10)	(6)	60	(37)	(6)	(8)	(10)

Adjusted Net Income (Loss)	178,351	756	23,607	34,062	51,503	(7,703)	(724)	4,845	46,472	4,812
Estimated tax effect of change to C-Corporation status	(43,947)	(316)	(6,008)	(8,472)	(12,835)	1,772	3	(1,182)	(11,712)	(1,177)

Pro Forma Adjusted Net Income (Loss)	$134,404	$440	$17,599	$25,590	$38,668	$(5,931)	$(721)	$3,663	$34,760	$3,635

The following table provides a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow for the periods presented:

	Thirteen Weeks Ended
(In thousands)	August 1, 2020	May 2, 2020	February 1, 2020	November 2, 2019	August 3, 2019	May 4, 2019	February 2, 2019	November 3, 2018	August 4, 2018	May 5, 2018
Net cash provided by (used in) operating activities	$682,865	$90,756	$168,913	$(9,205)	$138,564	$(34,603)	$167,588	$(83,563)	$73,127	$41,329
Net cash used in investing activities	(3,924)	(9,926)	(14,204)	(20,812)	(15,884)	(15,883)	(28,037)	(24,669)	(27,249)	(19,072)

Adjusted Free Cash Flow	$678,941	$80,830	$154,709	$(30,017)	$122,680	$(50,486)	$139,551	$(108,232)	$45,878	$22,257

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Liquidity and Capital Resources

Sources and Uses of Liquidity

Historically, our principal sources of cash have included cash generated from operating activities and borrowings under our Term Loan Facility and ABL Facility. Our historical uses of cash have been primarily to fund operating activities, such as the purchase and growth of inventory, expansion of our sales and marketing activities and other working capital needs; for capital improvements and support of expansion plans, as well as various investments in store renovations, store fixtures and on-going infrastructure improvements; to pay our debt obligations and related interest expense; and associated with fluctuations in working capital due to timing differences of cash receipts and cash disbursements.

We are focused on navigating the challenges presented by COVID-19 through the preservation of our liquidity and management of cash flow through preemptive actions to enhance our ability to meet our short-term liquidity needs. We have taken various cost cutting measures to maximize operational cash flows. Such actions include, but are not limited to, reduction of discretionary spending, deferring or cancelling our planned expenses, revisiting and reprioritizing our strategic investments, and reducing our payroll costs, including temporary team member furloughs and pay cuts.

As of August 1, 2020, our cash and cash equivalents totaled $884.0 million. On August 28, 2020, we paid a $257.0 million one-time special distribution to our unitholders of record as of August 25, 2020, $248.0 million of which was paid with cash on hand and the remainder of which was distributed through an offset of outstanding loans receivable from certain unitholders as well as state income tax withholdings made on behalf of our unitholders. We expect to use existing cash balances, internally generated cash flows and available borrowings under our ABL Facility to fund anticipated capital expenditures, working capital needs and scheduled debt service costs and maturities over at least the next twelve months. The ABL Facility provides for these financing needs and other general corporate purposes, as well as to support certain letters of credit requirements. We may continue to use the ABL Facility to repay debt under the Term Loan Facility. Availability under the ABL Facility is subject to customary asset-backed loan borrowing base and availability provisions. Amounts outstanding under the ABL Facility may fluctuate materially during each quarter mainly due to cash flow from operations, normal changes in working capital, capital expenditures and debt service costs. Our availability under the ABL Facility during the peak borrowing days of 2019 and first quarter 2020 was ample to support our operations and service our requirements.

Liquidity information related to our ABL Facility is as follows as of and for the periods shown (in thousands, except days):

	Twenty-Six Weeks Ended
	August 1, 2020	August 3, 2019
Average funds drawn	$253,297	$50,689
Number of days with outstanding balance	99	131
Maximum daily amount outstanding	$500,000	$147,100
Minimum available borrowing capacity	$161,089	$796,550

	As of
	August 1, 2020	February 1, 2020	August 3, 2019
Outstanding borrowings	$—	$—	$17,900
Issued letters of credit	$19,927	$15,927	$14,511
Available borrowing capacity	$694,110	$827,404	$923,956

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Capital Expenditures

We expect capital expenditures for 2020 to be approximately $50.0 million. Approximately 65% of our planned cash outflow relate to investments in our corporate, e-commerce and information technology programs. Investments in existing stores and distribution centers is expected to account for approximately 30% of the planned cash outflow and the remaining 5% is expected to be utilized through investments in store remodels. We review forecasted capital expenditures throughout the year and will adjust or modify projects based on business conditions at that time.

Cash Flows for the Twenty-Six Weeks Ended August 1, 2020 and August 3, 2019

Our unaudited statements of cash flows for the periods shown are summarized as follows (in thousands):

	Twenty-Six Weeks Ended
	August 1, 2020	August 3, 2019
Net cash provided by operating activities	$773,621	$103,961
Net cash used in investing activities	(13,850)	(31,767)
Net cash used in financing activities	(25,127)	(95,795)

Net increase (decrease) in cash and cash equivalents	$734,644	$(23,601)

Operating Activities. Net cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, non-cash lease expense, stock based compensation, amortization of deferred loan and other costs, non-cash gain on early retirement of debt, net, and changes in assets and liabilities. Cash flows from operating activities are seasonal in our business. Typically, cash flows from operations are used to build inventory in advance of peak selling seasons, with the fourth quarter pre-holiday season inventory increase being the most significant.

Cash provided by operating activities in the first half 2020 increased $669.7 million, compared to the first half 2019. This increase in cash is attributable to a $544.3 million net increase in cash flows provided by operating assets and liabilities, $83.9 million increase in net income and a $41.5 million increase in non-cash charges. The increase in cash flows from operating assets and liabilities for the first half 2020 compared to the first half 2019 was primarily attributable to a $270.3 million decrease in merchandise inventories, net, due to inventory reductions from high sell-through in the first half 2020, coupled with an increase in inventory during the first half 2019, $259.6 million increase in accounts payable related to an increased inventory receipts during the first half 2020 and extensions of vendor payment terms and a $12.3 million increase in other long-term liabilities related to deferred payroll tax accruals. The increase from non-cash charges was primarily caused by a $34.4 million decrease in non-cash gains on the early retirement of debt, net resulting from lower first half 2020 principal repurchases of portions of our Term Loan Facility and a $12.6 million increase in non-cash lease expense due to timing of August rent payments and 40 lease extensions executed during the first half 2020.

Investing Activities. The following table shows the amounts of capital expenditures for each period indicated (in thousands):

	Twenty-Six Weeks Ended
	August 1, 2020	August 3, 2019
Capital expenditures	$13,850	$27,802

Cash used in investing activities decreased $17.9 million in the first half 2020 compared to the first half 2019. The decrease in cash used in investing activities is primarily due to an issuance of a $4.0 million note

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

receivable to a member in the first half 2019 and $14.0 million less capital expenditures due to a planned overall reduction in the first half 2020 led by a reduction in new stores and store remodeling.

Financing Activities. Cash provided by financing activities decreased $70.7 million in the first half 2020, compared to the first half 2019. The primary drivers of the decrease were a $88.6 million decrease in cash outflows related to lower current first half 2020 principal repurchases of portions of our Term Loan Facility and $17.9 million decreased net proceeds from our ABL Facility.

Cash Flows for 2019, 2018 and 2017:

Our consolidated statements of cash flows for the periods shown are summarized as follows (in thousands):

	Fiscal Year Ended
	February 1, 2020	February 2, 2019	February 3, 2018
Net cash provided by operating activities	$263,669	$198,481	$83,355
Net cash used in investing activities	(66,783)	(99,027)	(115,901)
Net cash provided by (used in) financing activities	(123,192)	(54,808)	8,514

Net increase (decrease) in cash and cash equivalents	$73,694	$44,646	$(24,032)

Operating Activities. Cash provided by operating activities for 2019 increased $65.2 million compared to 2018. This increase is attributable to a $98.6 million increase in net income and a $16.9 million net increase in cash flows provided by operating assets and liabilities, partially offset by a $50.3 million net decrease in non-cash charges. The increase in cash flows from operating assets and liabilities for 2019 compared to 2018 was primarily attributable to a $67.1 million increase in cash flows provided by accounts payable related to timing of purchases from our prior year efforts to increase in-stock positions for early 2018, partially offset by a related $54.9 million decrease in cash flows provided by merchandise inventories. The decrease from non-cash charges was primarily caused by a $42.3 million net gain on the early retirement of debt from the repurchase of a portion of the Term Loan Facility in 2019.

Cash provided by operating activities in 2018 increased $115.1 million compared to 2017. This increase is attributable to a $148.7 million increase in cash flows provided by operating assets and liabilities and a $3.5 million increase in non-cash charges, partially offset by a $37.1 million decrease in net income. The increase in cash flows from operating assets and liabilities for 2018 compared to 2017 was primarily attributable to a $221.9 million decrease in merchandise inventories related to our prior year efforts to increase in-stock positions and investments in certain product categories, coupled with fewer new store openings in 2018 compared to 2017, partially offset by a $77.0 million related decrease in accounts payable.

Investing Activities. The following table shows the amounts of capital expenditures for each period indicated (in thousands):

	Fiscal Year Ended
	February 1, 2020	February 2, 2019	February 3, 2018
Capital expenditures	$62,818	$107,905	$132,126

Cash used in investing activities decreased $32.2 million in 2019 compared to 2018. The decrease in cash used in investing activities is primarily related to a $45.1 million decrease in capital expenditures related to decreasing store renovation expenditures, resulting from a combination of fewer renovations and reduced costs, fewer distribution center projects, lower costs associated with e-commerce enhancements related to BOPIS implementation and other website design costs, and fewer new store openings in 2019, partially offset by a $10.4 million decrease in proceeds received from sales of property and equipment in 2019.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Cash used in investing activities decreased $16.9 million in 2018 compared to 2017. The decrease in cash used in investing activities is primarily related to a $24.2 million decrease in capital expenditures primarily related to fewer new store openings and store renovations in 2018, partially offset by a $5.6 million decrease in proceeds received from the sale of property and equipment due to a decrease in reverse build-to-suit transactions in 2018 and an issuance of a $4.1 million note receivable to a member during the first quarter 2018.

Financing Activities. Cash used in financing activities increased $68.4 million in 2019 compared to 2018 primarily due to a $104.6 million increase in cash outflow related to the early retirement of a portion of the Term Loan Facility in 2019, partially offset by a $35.0 million increase in net cash inflow related to the ABL Facility from higher net repayments in 2018. Cash provided by financing activities decreased $63.3 million in 2018 compared to 2017 primarily due to a $70.0 million decrease in net proceeds from the ABL Facility resulting from fewer inventory purchases, a $10.4 million decrease in construction allowance receipts related to reverse build-to-suit transactions for new stores completed in 2017 and $2.8 million in debt issuance fees related to the ABL Facility in 2017, partially offset by a $19.7 million decrease due to the early retirement on a small portion of our Term Loan Facility of $19.7 million in 2017.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Our management bases its estimates on historical experience and other assumptions it believes to be reasonable under the circumstances. Actual results could differ significantly from those estimates.

Management evaluated the development and selection of our critical accounting policies and estimates and believes that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. Our most significant estimates and assumptions that materially affect the financial statements involve difficult, subjective or complex judgments by management. Given the global economic climate and additional unforeseen effects from the COVID-19 pandemic, these estimates are becoming more challenging, and actual results could differ materially from our estimates. More information on all of our significant accounting policies can be found in Note 2, Summary of Significant Accounting Policies, to our audited consolidated financial statements included elsewhere in this prospectus.

Merchandise Inventories, net

Merchandise inventories are valued at the lower of weighted average cost or net realizable value using the last-in first-out, or LIFO, method. Merchandise inventories include the direct cost of merchandise and capitalized costs related to procurement, warehousing and distribution and are reflected net of shrinkage, vendor allowances and other valuation accounts. We regularly review inventories and record a valuation adjustment when necessary such as for inventory that has a carrying value in excess of the net realizable value or for slow moving or obsolete inventory. As of February 1, 2020 and February 2, 2019, merchandise inventories valued at LIFO, including necessary valuation adjustments, approximated the cost of such inventories using the weighted average inventory method. The application of the LIFO inventory method did not result in any LIFO charges or credits affecting cost of sales in 2019, 2018 or 2017.

Impairment of Long-Lived Assets

We review the carrying value of long-lived assets, including property and equipment and finite-lived intangible assets, for indicators of impairment whenever events and circumstances indicate that the carrying

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

value of an asset may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the assets to the estimated undiscounted future cash flows expected to be generated by the use of the assets. If such assets are impaired, the impairment loss recognized is the amount by which the carrying amount of the assets exceeds its estimated fair value, which is typically calculated using discounted expected future cash flows. As a result of our assessment, we did not record an impairment of long-lived store assets in 2019. In 2018 and 2017, we impaired $1.4 million and $2.5 million, respectively, of long-lived store assets. These charges are included in SG&A expenses on the consolidated statements of income. See Note 6, Fair Value Measurements, to our audited consolidated financial statements included elsewhere in this prospectus.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually at the last day of our eleventh fiscal month, or more frequently if events or circumstances indicate that the carrying value of goodwill may not be recoverable. We test for goodwill at the reporting unit level, which is the operating segment level. We operate in one segment with one reporting unit.

The annual goodwill impairment test provides for the option of first performing a qualitative assessment to evaluate the existence of events and circumstances that would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If such a conclusion is reached, we would then be required to perform a quantitative impairment assessment of goodwill. However, if the qualitative assessment leads to a determination that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then no further assessments are required.

Our quantitative assessment for determining the fair value of our reporting unit includes using an estimated discounted cash flow model (income approach) and market value approach. The output of this assessment is an estimated fair value for our reporting unit that is compared to its carrying value to determine whether an impairment charge is necessary. The income approach uses a discounted cash flow analysis of our projected future income, and the market value approach is based on earnings multiples for a comparable set of public companies.

These approaches use key input assumptions such as our projected future operating results, the discount rate, the weighting for each valuation approach and the comparable set of companies. A history of declining trends in our operating results such as comparable sales, gross margin, net income and cash flow from operations could impact these assumptions and serve as indicators of future impairment. There is significant judgment used in determining these assumptions and variability in the assumptions could cause us to reach a different conclusion on impairment.

In 2019, 2018 and 2017, we performed a quantitative assessment for the determination of impairment. Based on the results of these quantitative assessments, no impairment of goodwill existed for 2019, 2018 or 2017. As of February 1, 2020, we did not have a significant risk for goodwill impairment.

Intangible Assets

Intangible assets consist of the trade name of “Academy Sports + Outdoors”, or the Trade Name, and our favorable leases. The favorable leases are accounted for as finite-lived assets and are amortized over their estimated useful economic lives. With the adoption of ASU 2016-02, “Leases (Topic 842)” and a series of related Accounting Standards Updates that followed, or collectively, the New Lease Standard, on February 3, 2019, the balance of the favorable lease rights, net was netted into the right-of-use assets on the balance sheet. See Note 14, Leases, to our audited consolidated financial statements included elsewhere in this prospectus. The Trade Name is expected to generate cash flows indefinitely and, therefore, is accounted for as an indefinite-lived asset not subject to amortization.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Trade Name is tested for impairment annually at the last day of our eleventh fiscal month, or whenever events or circumstances indicate that the carrying amount of the Trade Name may not be recoverable. Impairment is calculated as the excess of the Trade Name’s carrying value over its fair value. The fair value of the Trade Name is determined using the relief-from-royalty method, a variation of the income approach. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of these types of assets. Once a supportable royalty rate is determined, the rate is then applied to the projected revenues over the expected remaining life of the intangible assets to estimate the royalty savings. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates, discount rates and other variables. The results of the 2019, 2018 and 2017 annual impairment tests indicated that the fair value of the Trade Name was in excess of its carrying value and no impairments existed. As of February 1, 2020, we did not have a significant risk for intangible asset impairment.

Recent Accounting Pronouncements

Leases

Effective February 3, 2019, we adopted the New Lease Standard, which requires that lessees recognize assets and liabilities arising from operating leases on the balance sheet and disclose key information about leasing arrangements.

We elected the practical expedient available to us under ASU 2018-11, “Leases: Targeted Improvements”, which allows us to apply the transition provision for the New Lease Standard at our adoption date instead of at the earliest comparative period presented in our financial statements. Adoption of the New Lease Standard resulted in approximately $1.2 billion of additional lease obligations and approximately $1.2 billion of right-of-use assets, which are reflected in the short-term and long-term liabilities and long-term assets sections of the balance sheet, respectively, as well as an cumulative-effect adjustment increase to the opening balance of retained earnings of approximately $5.1 million. See Note 14, Leases, to our audited consolidated financial statements included elsewhere in this prospectus. Adoption of the New Lease Standard did not impact our debt-covenant compliance or liquidity under our current agreements.

Off-Balance Sheet Arrangements

As of August 1, 2020, our off-balance sheet contractual obligations and commercial commitments relate to future minimum guaranteed contractual payments and letters of credit. As a result of the adoption of the New Lease Standard on February 3, 2019, we have recognized the right-of-use assets and related lease liabilities on the balance sheet and no longer consider these to be off-balance sheet arrangements.

We enter into letters of credit in the ordinary course of operating and financing activities. As of August 1, 2020, we had outstanding letters of credit of $29.7 million, of which $19.9 million were issued under our ABL Facility, primarily for insurance and foreign product purchases.

The following table details our letters of credit commitments as of August 1, 2020 (in thousands):

		Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Commercial Commitments:
Letters of credit	$29,683	$24,886	$4,797	$—	$—

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Contractual Obligations and Commercial Commitments

The following table summarizes our significant contractual obligations and commercial commitments as of February 1, 2020 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Term Loan Facility(1)	$1,468,993	$34,116	$1,434,877	$—	$—
Term Loan Facility interest(2)	187,829	78,855	108,974	—	—
Interest rate swaps	8,106	6,130	1,976	—	—
ABL Facility	—	—	—	—	—
Operating leases(3)	1,933,954	196,088	385,932	353,219	998,715
Technology related commitments and other(4)	29,810	20,593	9,217	—	—
Monitoring agreement(5)	14,402	4,115	8,149	2,138	—
Sponsorship agreement and intellectual property commitments	7,685	4,156	2,010	920	599

Total contractual cash obligations	$3,650,779	$344,053	$1,951,135	$356,277	$999,314

(1)	Principal amount excluding discount and debt issuance costs.
(2)	Interest payments shown are approximated based on projected interest rates and do not give effect to interest rate swaps.
(3)

Substantially all of our leases are operating leases. We lease store locations, distribution centers, office space and certain equipment under operating leases expiring between fiscal years 2020 and 2038. Operating lease obligations include future minimum lease payments under all of our non-cancelable operating leases at February 1, 2020.

(4)	Amounts include technology related contractual commitments and other commitments such as construction commitments. The amounts included in the table are for executed contracts less amounts paid.
(5)	Amounts represent our contractual payments under our Monitoring Agreement with the Adviser. See “Certain Relationships and Related Party Transactions—Monitoring Agreement.”

Quantitative And Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to changes in interest rates primarily results from our ABL Facility and Term Loan Facility, as these borrowings have variable interest rates. The detrimental effect of a hypothetical 100 basis point increase in interest rates on current borrowings under the ABL Facility and Term Loan Facility would be to reduce income before income taxes by approximately $5.0 million, net of fixed rate interest rate swaps, for 2019.

Inflation

Inflationary factors such as increases in the costs of our products and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

BUSINESS

Who We Are

Academy Sports + Outdoors is one of the leading full-line sporting goods and outdoor recreation retailers in the United States. We estimate that we served 30 million unique customers and completed approximately 80 million transactions in 2019 across our seamless omnichannel platform and highly productive stores, resulting in net sales of $4.8 billion and making us the largest value-oriented sporting goods and outdoor recreation retailer in the country. We have continually increased our market share by expanding our leadership in fast-growing merchandise categories and offering a broad, value-oriented assortment with deep and localized customer connections.

We believe the following key attributes differentiate us from our competitors:

•	Value-based assortment that enables our customers to participate and have fun, no matter their budget.

•	Broad assortment that extends beyond sporting goods and apparel to outdoor recreation.

•	Emerging, rapidly growing and profitable omnichannel strategy that leverages our strong BOPIS and shipping fulfillment capabilities.

•	Strong customer loyalty, with opportunities to increase penetration in existing markets.

•	Regional focus in the southern United States with a strong and growing presence in six of the top 10 fastest-growing MSAs.

•	Core customers comprising active families that we support with one-stop shop convenience.

•	Significant whitespace opportunity for both in-fill and adjacent geographies and new markets.

•	Strong financial profile with accelerating performance and attractive cash flow generation.

Originally founded in 1938 as a family business in Texas, we have grown to 259 stores across 16 contiguous states, primarily in the southern United States. Our mission is to provide “Fun for All” and fulfill this mission with a localized merchandising strategy and value proposition that deeply connect with a broad range of consumers. Our product assortment focuses on key categories of outdoor, apparel, footwear and sports & recreation (representing 32%, 29%, 21% and 18% of our 2019 net sales, respectively) through both leading national brands and a portfolio of 17 owned brands, which go well beyond traditional sporting goods and apparel offerings.

Our retail locations range in size from approximately 40,000 to 130,000 gross square feet, with an average size of approximately 70,000 gross square feet, and have no mall exposure. Our box size and layout create a spacious in-store experience for the current shopping environment and easily accessible front of store checkout that drives efficiency for our BOPIS and curbside pickup customers. Our stores are supported by over 20,000 knowledgeable team members offering a high-touch service element. Our stores have remained open during the COVID-19 pandemic as a result of our essential product offering and enhanced safety measures, resulting in continued market share gains and greater visibility in newer markets to the Academy brand and increased community connections. We operate three distribution centers that service our stores and our growing e-commerce platform, which reaches 47 states today. We have significant new store whitespace and our disciplined approach to store openings has allowed most stores to achieve profitability within the first twelve months of opening a store. We are continually assessing the number of locations available that could accommodate our preferred size of stores in markets we would consider and we expect to open eight to 10 new stores per year, starting in 2022, which is similar to our growth rates from 2018 to 2019.

We are active members of the communities in which we operate. We have a strong and growing presence in four of the top five, and six of the top 10, fastest-growing MSAs, in the United States, including Dallas, Houston, Atlanta, Austin, Charlotte and San Antonio. Our long-time customers have grown up with the Academy brand over time and pass their passion for us on to the next generation, enabling us to benefit from strong customer loyalty and shopping frequency in our embedded regional markets.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our broad assortment appeals to all ages, incomes and aspirations, including beginning and advanced athletes, families enjoying outdoor recreation and enthusiasts pursuing their passion for sports and the outdoors. We enable our customers to enjoy a variety of sports and outdoors activities, whether they are trying out a new sport, tailgating for a sporting event or hosting a family barbecue. We enhance our customers’ shopping experience through our knowledgeable and passionate team members and value-added store services, making us a preferred, one-stop shopping destination. We carefully tailor our products and services to meet local needs and offer our customers memorable experiences that help us maintain lasting emotional connections with our loyal customer base and the communities we serve.

We sell a range of sporting and outdoor recreation products. Our strong merchandise assortment is anchored by our broad offering of year-round items, such as fitness equipment and apparel, work and casual wear, folding chairs, wagons and tents, training and running shoes and coolers. We also carry a deep selection of seasonal items, such as sports equipment and apparel, seasonal wear and accessories, hunting and fishing equipment and apparel, patio furniture, trampolines, play sets, bicycles and severe weather supplies. We provide locally relevant offerings, such as crawfish boilers in Louisiana, licensed apparel for area sports fans, baits and lures for area fishing spots and beach towels in coastal markets. Our value-based assortment also includes exclusive products from our portfolio of 17 owned brands. Nearly 20% of our 2019 sales were from our owned brands, such as Magellan Outdoors and BCG, which offer a distinct offering to our customers and approximately 60% of our customers purchased an owned brand item from us in 2019. Our merchandising creates a balanced sales mix throughout the year with no single season accounting for more than 28% of our annual sales.

Our stores deliver industry-leading unit sales and profitability, including 2019 net sales per store of $18.7 million, average sales per square foot of $264, and average EBITDA per store of $1.3 million. Our customers love the Academy store shopping experience because they are able to easily find, learn about, feel, try on and walk out with their favorite items. Our one-stop, convenient store layout, together with our highly trained team members offering value-added customer services, drive strong and consistent store foot traffic and transaction volume, with our average customers visiting our stores two to four times per year and our best customers visiting our stores nine times per year. The majority of our stores are located in high-traffic shopping centers, while none of the stores are located in, or anchored to, malls.

Our emerging, profitable e-commerce platform that leverages our strong BOPIS and shipping fulfillment capabilities has achieved year-over-year sales growth of 8% and 284% during 2019 and the first half 2020, respectively. Our e-commerce sales represented 5% and 11% of our merchandise sales in 2019 and the first half 2020, respectively. We are deepening our customer relationships, further integrating our e-commerce platform with our stores and driving operating efficiencies by developing our omnichannel capabilities. Our BOPIS program, launched in 2019, accounted for approximately 24% and 50% of our e-commerce sales during 2019 and the first half 2020, respectively, and allows customers to place an order on our website and pick up their product at a desired location, either in-store or curbside. Our website also serves as a platform for marketing and product education, enhancing our customer experience and driving traffic to our stores. For example, our website includes an “Expert Advice” page, which provides articles, tips, advice and links to video demonstrations on how to best select, use and get the most out of our products. Our website is introducing new customers to the Academy brand, with approximately 25% of our e-commerce sales during first half 2020 coming from new households.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We serve our communities by supporting events, programs and organizations that help make a positive impact, including the sponsorship of over 1,500 local sports teams. We promote and encourage safety and responsibility, so that everyone can feel confident and comfortable doing what they love, by offering products and information that enable our customers to be smart, responsible and safe. We have a long history of providing essential products for crisis preparedness and have helped our communities, customers and team members through various natural disasters and crises. For example, during Hurricane Harvey, we provided first responders with boats, paddles, ponchos, sleeping bags, air beds, backpacks and fresh clothes, as well as a safe, dry place to camp on our corporate campus. During the ongoing COVID-19 pandemic, we have donated emergency ponchos and footwear for health care workers to use as personal protective equipment. By providing our communities with the right gear and knowledge, promoting safety and responsibility and being there in times of need, we help to solidify our role as a trusted partner where we operate and to better enable our customers to improve their quality of life.

We finished the twelve months ended August 1, 2020 with approximately $5.3 billion in sales, $204 million of net income and $449 million in Adjusted EBITDA. Although comparable sales have been negative for the past three fiscal years, we have seen four consecutive quarters of positive comparable sales as of second quarter 2020. In addition, second quarter 2020 reflected our fourth consecutive quarter of Adjusted EBITDA growth and our fifth consecutive quarter of Adjusted Free Cash Flow growth. We earned net income of $21 million, $120 million and $204 million and Pro Forma Adjusted Net Income of $43 million, $76 million and $178 million in 2018, 2019 and the twelve months ended August 1, 2020, respectively, which included $158 million of net income and $135 million of Pro Forma Adjusted Net Income for first half 2020. See “Summary—Summary Historical Consolidated Financial and Other Data” for definitions of Adjusted EBITDA, Pro Forma Adjusted Net Income and Adjusted Free Cash Flow and reconciliations of Adjusted EBITDA and Pro Forma Adjusted Net Income to net income and Adjusted Free Cash Flow to net cash provided by operating activities.

Net Sales ($ in millions)	Adj. EBITDA ($ in millions)	Cum. Adjusted FCF ($ in millions)

Our Performance Improvement Initiatives

We have made significant progress on several key performance improvement initiatives that drove positive comparable sales and Adjusted EBITDA growth in the last four consecutive quarters ended August 1, 2020, and created a foundation for our future growth. These key initiatives include:

•

Strengthened leadership team – Our leadership team comprises nine highly experienced and proven individuals, six of whom joined Academy from 2017 to 2018, led by our Chief Executive Officer and including our Chief Financial Officer, Chief Merchandising Officer, EVP of Retail Operations, SVP of Omnichannel, and Chief Information Officer. Our leadership team also recently demonstrated its ability to adapt, operate and gain market share and new customers during the most challenging of retail environments, including its ability to safely operate our stores and distribution centers, source and deliver our merchandise, and manage our liquidity and expenses in all elements of our business during the COVID-19 pandemic.

•

Build omnichannel – After investing approximately $50 million over the last three years in our omnichannel capabilities, we launched several new omnichannel initiatives in 2019, including our BOPIS program and new website design, content and functionality. While still early in our omnichannel strategy, we have built a profitable omnichannel business that is poised for continued growth and improvement of capabilities.

•

Localized merchandising – Since 2018, we improved the localization of our assortment across selected inventory offerings. For example, a crawfish boiler sells well in Louisiana, but not in North Carolina,

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and our fishing assortment sells better in stores with closer proximity to fishing venues. This initiative resulted in an improved customer shopping experience and increased sales.

•

Category focus – In 2019, we improved and focused our assortments in priority product categories, such as team sports, fishing and outdoors, while exiting certain other product categories, such as luggage, electronics and toys, that were less profitable or unprofitable, slower moving, and not core to our sporting goods and outdoor offering.

•

Enhance store optimization – We leverage technology to enable our store team members to better manage, prioritize and reduce tasks to give them more time to engage in customer service, thereby increasing our productivity and sales conversion.

•

Digital marketing program – During the last two years, we shifted our primary marketing focus from print to digital marketing. Our improved website also supports our stores with digital marketing and our BOPIS program. Each of these initiatives has given us a closer connection with our customers.

•

Implement loyalty program – We launched the Academy Credit Card program in May 2019, which constituted approximately 4% of first half 2020 net sales. Academy Credit Card represents a significant opportunity to build customer loyalty, as our Academy Credit Card customers both spend more per trip and visit our stores more often.

•

Programmatic inventory management – We implemented a new disciplined price markdown strategy that has improved our margins and inventory management, as well as a new merchandise planning and allocation system that enables us to target inventory by store market to allow us to localize our offerings and sizes. This along with automated inventory ordering drove a significant amount of our margin expansion and improved inventory turns from 2.68x in 2017 to 3.36x in first half 2020.

•

Develop small box format – We opened our first small format store (approximately 40,000 square feet) in Dallas, Texas in 2019. We believe this new smaller format store allows us to open new stores in urban and less dense areas. During first half 2020, this smaller format store experienced approximately 25% higher sales per square foot and 13% higher inventory turns than the average of all Academy stores, the latter of which had $150 sales per square foot and 2.44x inventory turns. We evaluate performance inclusive of store sales, as well as BOPIS sales and other fulfilled sales from the location.

More recently, as a result of the COVID-19 pandemic, consumers are spending more time at and around home engaging in recreation and leisure activities that include our key categories. The outdoor recreation industry, in particular, has tailwinds arising out of the COVID-19 pandemic, as indicated by a survey from Civic Science, stating 43% of Americans expect to be doing more outdoor recreational activities in the future in order to facilitate social distancing. We expect that this will continue throughout the duration of the pandemic and will result in a long-term increase to our customer base. The industry has seen unprecedented increases in participation across several categories which we consider to be our “power categories.” This includes outdoor (comprised of camping, hiking and kayaking), running, fitness and team sports, which saw participation increases of 9%, 3%, 3% and 5%, respectively, from 2014 to 2018. According to Allied Market Research, sales growth from 2019 through 2027 in categories we participate, such as outdoor, team sports, apparel and footwear, is expected to grow approximately 6% per annum. We have invested in and built our operating platforms over the last several years and, coupled with our product offering and accessible stores, have laid the foundation for our future growth and success in this environment.

Our Industry

We compete in a $70 billion fragmented market of retailers that sell sporting goods, outdoor recreation products, fan shop, apparel, footwear and other nontraditional sporting goods and general merchandise, such as casual and work apparel, barbecue and cooking equipment, patio furniture, outdoor games, severe weather supplies and pet care.

The retail business is highly competitive based on many variables including price, product assortment, customer service, omnichannel experience and store locations.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The retail sporting goods and outdoor recreation retail industry comprises six principal categories of retailers:

•

Mass general merchants (examples: Walmart, Kohl’s and Target) generally range in size from 50,000 to over 200,000 square feet and are typically located in shopping centers, free-standing sites or regional malls. Sporting goods merchandise and apparel and outdoor recreation products may represent a small portion of the total merchandise in these stores.

•

Large format sporting goods stores (examples: Dick’s Sporting Goods and Scheels) generally range in size from 20,000 to over 100,000 square feet and offer a broad selection of sporting goods and outdoor recreation merchandise.

•

Traditional sporting goods stores (examples: Hibbett Sports and Big 5 Sporting Goods) generally range in size from 5,000 to 20,000 square feet and are frequently located in regional malls and shopping centers and typically carry a varied assortment of primarily sporting goods merchandise.

•

Specialty outdoor retailers (examples: Bass Pro Shop/Cabela’s and Sportsman’s Warehouse) generally range in size from 7,500 to over 100,000 square feet and typically focus on specific categories such as outdoor recreation.

•

Specialty footwear retailers (examples: Foot Locker, Boot Barn and The Finish Line) generally range in size from 2,000 to 20,000 square feet and typically focus on specific categories such as athletic footwear.

•

Catalogue & Internet retailers (examples: Amazon and eBay) do not typically operate brick and mortar stores and primarily rely on delivery of goods. Sporting goods merchandise and apparel and outdoor recreation products may represent a small portion of the total merchandise on their websites.

Our primary competitors are large format sporting goods stores and mass general merchants that offer sporting goods, outdoor recreation products and other lifestyle and recreational merchandise.

While our average store size of approximately 70,000 square feet positions us as a large format store, our extensive and diverse assortment and everyday value proposition differentiate us from our competitors and enable us to take market share from each of these categories. For instance, our broad selection gives us a competitive advantage over value-based mass general merchants, which typically only carry a narrow selection of lower-end sporting goods and lack our access to national brands, and small traditional sporting goods stores, which do not carry our broad assortment or category depth. Additionally, our broader assortment and value-based pricing give us an advantage over the specialty retailers, which typically offer their more limited assortment at premium prices.

The overall U.S. sporting goods and outdoors recreation industry is constantly evolving and demand for certain sports and outdoors recreation goods may increase or decrease depending upon the economics, demographics or popularity of each activity. We monitor local demographics and buying trends and tailor our merchandise assortment to the preferences of the local community. As interests change, our broad selection allows us to adapt to shifts and expand or contract our product mix to meet the changing customer demand. Over the last two years, there have been a number of market trends and tailwinds in our favor. We believe we are well positioned to capture the demand from the rising popularity of fast growing trends, including athleisure wear, insulated coolers and cups and outdoor recreation, such as fishing. Additionally, we benefit from recent shifting of customer spend towards in-home health and wellness and dedicating more time to memory-making experiences. More recently, as a result of the COVID-19 pandemic, consumers are spending more time at and around home engaging in isolated recreation and leisure activities that we support and, we expect that this will continue throughout the duration of the pandemic and will result in a long-term increase in our customer base. The industry has seen unprecedented increases in participation across several categories which we consider to be our “power categories.” This includes outdoor (comprised of camping, hiking and kayaking), running, fitness and team sports, which saw participation increases of 9%, 3%, 3% and 5%, respectively, from 2014 to 2018.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

According to Allied Market Research, sales growth from 2019 through 2027 in categories we participate, such as outdoor, team sports, apparel and footwear, is expected to grow approximately 6% per annum. The rising popularity in loyalty to premium brands, and importance of experience for customers also serve as constructive tailwinds to our business.

We believe we are well positioned to capture an increasing portion of the wallets of important growing demographics, such as female and Hispanic customers. Female customers constitute a large and growing portion of our business (49% of our customers in 2019, up from 47% in 2018), with our targeted and diverse merchandise that consciously supports women’s active interests. In addition, mothers who shop with us are not only buying for themselves, but for their family as well. We believe our footprint and localized offerings also position us well to serve the significant growth of the Hispanic population (15% of our customers in 2019, up from 14% in 2018), the nation’s fastest-growing demographic. Currently, we have stores in four of the top eight fastest growing Hispanic MSAs in the United States, including Houston, Dallas, Orlando, and San Antonio.

We have proven to be adaptive through periods of significant industry transformation. As consolidations and e-commerce disruption have threatened and, in some cases, played a role in shutting down some of our peers, we have taken advantage of these changes by taking market share. Our value-based operating strategy and expansive assortment beyond traditional sporting goods, such as our outdoor gear and work wear categories, have been keys to our success, because they provide a one-stop shop for our customers who are searching for assortment, value and convenience.

Our Competitive Strengths

We attribute our success to the following competitive strengths:

Regional leader in growing industry

We are the second largest full-line sporting goods and outdoor recreation retailer in the United States, with 2019 net sales of $4.8 billion. We believe our stores are well positioned geographically, with a strong and growing presence in six of the top 10 fastest-growing MSAs, including Dallas, Houston, Atlanta, Austin, Charlotte and San Antonio. As of August 1, 2020, 29% of our stores are in four of the top five fastest-growing MSAs. This deep penetration of our established markets results in high customer awareness of, and loyalty to, the Academy name and frequent visits to our conveniently located stores.

The size of the sporting goods and outdoor recreation industry was estimated at $70 billion in the United States in 2018, and it is growing. According to Allied Market Research, sales growth from 2019 through 2027 in categories we participate, such as outdoor, team sports, apparel and footwear, is expected to grow approximately 6% per annum.

Broad assortment and compelling value proposition across the spectrum

We believe we sit in a sweet-spot of consumer demand, offering a broad, value-based assortment of sporting goods and outdoor recreation products, so our customers can participate and have fun, no matter their budget. Sporting goods shoppers consistently rate us as the top retailer for offering sporting and outdoor recreation products for a wide range of customers and being a one-stop shop. We carefully curate our products to provide the right assortment that appeal to beginners, experts, families and casual participants. In May 2020, over one-third of our customers tried a new sport or activity and came to Academy for the products they needed to get started in their new pursuit. We are the largest value-oriented sporting goods and outdoor recreation retailer in the United States. Our sporting goods customers ranked value as the most important driver in deciding where to shop and Academy was rated as the top retailer for value among sporting goods retailers. We maintain our leading value-oriented position by offering customers extensive choices of “good, better and best” merchandise at a range of competitive prices, coupled with convenient omnichannel solutions, a one-stop shopping experience

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and helpful customer services, such as free assembly of certain products, product demonstrations, hunting and fishing license certifications, fishing line spooling and bulk product carrying out, among others. We offer a price-beat guarantee where, if our customers find a lower price on an identical, in-stock merchandise advertised in print by any local retailer or select online retailers, we will beat that price by 5%. Our effective merchandise mix and compelling value proposition allow us to cater to both the price-conscious shopper, such as the active parent of a household with several children participating in various sports, and the discriminating shopper, such as the hunting and fishing expert. We are for all.

Diversified mix of industry-leading national brands and owned brands

Our access to national brand and owned brand merchandise creates a comprehensive portfolio of value-based and diversified products, spanning various price-points, that differentiates our assortment from our peers. Our category, brand and price-point mix is unique to Academy and difficult to replicate at other retailers. Approximately 80% of our 2019 merchandise sales was comprised of national brand products, with the remainder coming from exclusive products in our portfolio of 17 owned brands. We have minimal product overlap with direct-to-consumer brands and competitors. No single brand we carry accounted for more than 12% of our 2019 sales.

We have premium access to hundreds of well-recognized national brands, such as Nike, Carhartt, adidas, Under Armour, Columbia Sportswear, North Face, Yeti and Winchester, which are critical to our market penetration. These brands rely on us to broaden their consumer reach, which fosters a mutually beneficial relationship when it comes to pricing and assortment. We play a critical role in delivering customer volume for these brands, especially as mall-based retailers face further headwinds and our industry consolidates. Our national brand assortment spans across each brand’s price spectrum beyond those of our competitors and we expand below the national brand price spectrum by complementing the assortment with our owned brands. As such, we receive favorable product exclusivity from leading suppliers.

Our owned brand portfolio consists of 17 brands, including Magellan Outdoors, BCG, Academy Sports + Outdoors and Outdoor Gourmet. Our owned brand strategy focuses on in-filling categories and price points that our national brand products may not satisfy. Our owned brand offerings support and complement our overall merchandising strategy due to limited price-point overlap with national brands. Our two largest owned brands, Magellan Outdoors and BCG, are among our fastest growing brands, growing year-over-year at 7.6% and 3.9% in 2019, respectively. Additionally, our owned brands generate strong brand equity and drive significant customer loyalty, as several of our exclusive products, such as the Academy-logo folding chair and folding wagon, are top-selling items. Approximately 60% of our customers purchased an owned brand item from us in 2019. Whether it is seeing a row of Academy-branded chairs at a softball game, or individuals wearing Magellan Outdoors shirts around town, our owned brands are worn and used throughout our footprint.

Differentiated in-store experience

Our differentiated in-store experience, convenient locations and our helpful team members ensure that our customers can rely on us on any given day or situation in our region to deliver the right product at a competitive price. We provide a localized in-store experience that allows us to deepen our customer relationships. We tailor our product assortment by store, season and market to enhance year-round profitability. For example, our customers expect us to carry the right baits and lures customized for the local fishing spots, such as heavier selections of saltwater lures in our coastal locations. Stores with different climates and seasonal patterns each receive an assortment that better matches the local conditions. Stores located near a university carry a large selection of that school’s licensed apparel giving them a look and feel of the local bookstore, which appeals to the nearby loyal fans and customers. We consider crawfish cookers to be an absolute necessity for our customers in Louisiana, and beach towels are a stronger seller in coastal markets than they are in inland markets. Our customers often shop our stores for same-day-need purchases, such as before a big game with unexpected weather changes, or to purchase an add-on product that was forgotten on a day trip. We have developed

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

considerable expertise in identifying, stocking and selling a relevant assortment to meet the local needs and demands.

We provide an engaging customer shopping experience that drives customer traffic. Our visual merchandising strategy creates an entertaining and interactive in-store shopping experience for a broad range of shoppers. Our stores generally have consistent store layouts providing our customers with familiarity across our entire store base. Our in-store experience is further enhanced by the value-added customer service delivered by our highly trained and passionate staff. Value-added services we provide include free assembly of certain products, such as bicycles, grills and bows, fitness equipment demonstrations, issuances and renewals of hunting and fishing licenses, fishing line spooling and carrying bulk items to the car, among others. We sell many products, such as baseball bats and gloves, football helmets, fishing rods and reels, fitness equipment and bicycles, that require a “touch and feel” experience, as well as bulky items that would otherwise be difficult or costly to ship. We employ team members who we fondly refer to as our Enthusiasts –passionate local experts who are specially recruited and trained for category-specific positions. Our Enthusiasts use the products they sell and have the first-hand knowledge of the communities they serve, allowing them to advise and equip customers with products that suit the customers’ specific needs and the nuances of the local environment. We believe our stores often serve as gathering spots, as our customers come back to engage with our Enthusiasts to share experiences and obtain further advice and assistance.

Our friendly and knowledgeable team members are a large reason our customers love shopping with us.

Large and loyal customer base

We endeavor to offer products for customers of all ages, incomes and aspirations across sporting and outdoor recreation activities, seasons and experience levels. As such, we have a balanced, year-round business and a large customer base. In 2019, we estimate we served 30 million unique customers and we completed approximately 80 million transactions, resulting in strong household penetration in our core markets.

Our customers love shopping at Academy. Our average customer visits our stores anywhere from two to four times per year and our best customers visit our stores nine times per year. Academy customers are loyal. Based on our customer surveys, approximately 30% of our customers’ annual sporting goods, outdoor and recreation expenditures are made at Academy, in comparison to approximately 20% for our competitors that are large format sporting goods stores and specialty outdoor retailers and their customers. As of August 1, 2020, we have gained approximately two million new customers this year.

While we serve all customers, our core customers are young active families who are driven to have a life full of different sports and outdoors recreation activities. For these customers, fun is forever at their fingertips, and they constantly look for ways to create memories together as a family. Being a conveniently located, value-oriented, one-stop shop for fun merchandise is why these customers love to shop at Academy. When these families shop at Academy, they often split up to find the items for their respective activities and meet back together before checking out. Our core customers are more active shoppers – they shop us more often and are more likely to be omnichannel customers.

Fans and spectators also constitute a large part of our customer base. Academy-branded folding chairs and wagons are frequently spotted at any local sporting or spectator event. We are active members in our

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

communities, sponsoring events for the NCAA Southeastern Conference, local events, such as the Bassmaster Classic fishing tournament, and over 1,500 local sports teams. We also provide an exciting shopping experience for our communities following a major sports title or local team championship, such as a World Series or NCAA football championship, when we extend our local store hours late into the night to celebrate with our customers and meet their immediate need for a championship apparel or gear to display their team pride. These celebrations strengthen customer loyalty.

Highly experienced and passionate senior management team with a proven track record

Our company is led by a highly-accomplished senior management team with significant public market experience, a proven track record for driving operational efficiency, and a history of using customer data to improve our customer experience and drive our omnichannel strategy. Our senior management team has an average of 24 years of retail experience. Six out of the nine members of our senior management team, including our Chairman, President and Chief Executive Officer, Ken C. Hicks, were hired beginning early 2017 to lead the development and execution of our strategic growth and initiatives in merchandising, e-commerce and omnichannel, stores, information technology and finance. Together, our senior management has delivered strong results, with four consecutive quarters of positive comparable sales as of second quarter 2020, Adjusted EBITDA growth to $323 million in 2019, or 8%, compared to 2018, and Adjusted Free Cash Flow growth of $99 million in 2018 to $197 million in 2019.

Strong and adaptive financial performance through economic cycles

We have remained strong and adaptive over the years through a variety of economic cycles, including economic downturns. Our customers are loyal in any economic environment, and we believe they become even more loyal to our compelling value proposition when the economy is challenged, like during the current recessionary environment resulting from the COVID-19 pandemic. We find that customers will continue to pursue their wellness, interests and passions, regardless of the economic backdrop. As a result, we have gained market share during all economic cycles, including during April and May 2020. We attribute this to customers knowing we offer a broad assortment of the items they want during a down cycle at everyday value.

We have consistently demonstrated steady revenue growth, expanded profit margins and disciplined capital expenditures. We generated $4.8 billion in net sales, $120 million in net income and $323 million in Adjusted EBITDA in 2019. In 2019, we also generated $264 million of net cash provided by operating activities and $197 million in Adjusted Free Cash Flow, while limiting net capital expenditures to $63 million. We have reduced our net leverage ratio to 1.2x as of end of second quarter 2020 compared to 5.2x as of end of both 2017 and 2018 and 4.1x as of end of 2019.

We have a proven store model that has generated strong Adjusted Free Cash Flow, store-level profitability and return on invested capital. All of our 211 mature stores (stores opened longer than four years) were profitable on a four-wall basis for the twelve months ended August 1, 2020 and our new stores have average payback periods of four to five years.

Our Growth Strategy

We are focused on the following four growth drivers:

Leverage technology and content to drive our omnichannel strategy

Our e-commerce sales represented 5% and 11% of our merchandise sales for 2019 and for the first half 2020, respectively. E-commerce sales increased 406% from the prior quarter in first quarter 2020 and 210% from the prior quarter in second quarter 2020. Our goal is to increase our omnichannel penetration quickly and significantly. To meet this goal, since 2011, we have invested $225 million in omnichannel and information

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

technology initiatives to improve our customers’ online experience, with an emphasis on our mobile site and product information content. These investments have resulted in faster load times, more relevant search content, better site design, and a more-streamlined checkout process. We have also invested in omnichannel initiatives, such as BOPIS, curbside pickup and access to store inventory availability online.

Omnichannel offerings are becoming increasingly important, as our customers want options when they shop. During the first half 2020, our omnichannel customers spent 43% more than our store-only customers and 197% more than our online only customers. Since we launched our BOPIS program in 2019, we have seen significant e-commerce penetration that generates higher average order value and incremental in-store purchases. In 2019, 12% of our BOPIS customers made incremental in-store purchases when picking up their order, with an average value of 60% of their original order, and BOPIS orders accounted for 50% of all e-commerce sales during first half 2020. Our omnichannel platform also offers return-to-store capabilities for online orders, curbside fulfillment, the ability to place online orders in our stores if we are out of stock, and the ability to ship orders placed online from our retail locations. These capabilities help reduce the risk of lost sales and shorten delivery times for online orders while improving inventory productivity. We expect to launch our ship-to-store capabilities in third quarter 2020, which will continue to give our customers more options on how to shop Academy.

Our website also serves as the gateway to shopping in our stores. These customers leverage our website to learn more about the products and brands we sell, read reviews from other customers, compare prices and ensure their local Academy store has the inventory prior to heading to the store. Our website is also critical to reaching customers outside of our current store footprint. For the twelve months ended August 1, 2020, we reached approximately 6.7 million unique households, across 200 cities, in 44 states through ship-to-home orders made through our website. In 2019, 11% of our online transactions were ordered by customers in markets with no Academy stores. Our e-commerce platform’s top ten out-of-store-footprint MSAs include adjacent markets, such as Tampa, Miami and Savannah. As we continue to bolster our omnichannel offerings, we expect to drive traffic to our stores and website and expand our reach beyond our store footprint.

Enhance customer engagement and increase retention

We believe we have a significant opportunity to continue to expand our customer base. Better understanding our customers’ buying trends allows us to better target and cater to our customers. Our robust customer database has 38 million unique customers, and we continue to grow this through increased penetration of e-commerce sales and through the success of our Academy Credit Card program.

We utilize data obtained from our customer relationship management, or CRM, tools and targeted customer surveys. Our CRM tools enable us to create effective customer-targeting strategies. Our current CRM programs focus on welcoming our first-time customers, thanking our big spenders, reactivating our lapsed customers and cross-selling our category customers (including our hunting, sports equipment and recreation categories). With 38 million customers in our database, there is ample opportunity to increase our communication directly with our customers via one-on-one marketing. We are also leveraging the information from our approximately 80 million annual transactions to make more informed, localized decisions on promotion, marketing and inventory.

Online transactions are critical to helping us understand and analyze buying patterns. Data collected through our website allows us to personalize promotions for customers and recommend products based on purchase behavior. The Academy Credit Card program also provides data to track our customers’ purchases across all channels, giving us the ability to better serve and target those customers. Launched in May 2019, the Academy Credit Card program constituted approximately 4% of first half 2020 net sales. Our customers are attracted to the Academy Credit Card because of its bank-funded 5% discount on every Academy purchase and free standard shipping on online orders of $15 or more. Academy Credit Card holders are responsible for paying all fees associated with having an Academy Credit Card, including any late fees, and we are responsible for paying all costs associated with shipping online orders of $15 or more purchased with an Academy Credit Card.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We believe we possess a significant amount of high quality customer data, which we can leverage to enhance customer engagement and retention and drive purchase conversion.

Enhance operational excellence

We intend to enhance profitability by improving our operational efficiencies. We will continue to optimize our merchandise presentation through strategic store remodeling and enhanced visual storytelling, improve our inventory management through disciplined pricing markdowns, and augment the customer experience through more efficient queuing and check out procedures.

Much of our margin expansion from 2017 to 2019 can be attributed to our improvements in inventory management. We can improve operations across our organization by optimizing our in-store inventory management and implementing automated re-ordering and labor scheduling. We have deployed several new tools to this end, which will enable us to further improve inventory handling and vendor management. For example, we have implemented third party programs to analyze our inventory stock throughout the year at every location. This implementation has allowed us to improve our inventory management in stores, increasing the average inventory turns from 2.68x in 2017 to 3.36x in first half 2020, and has helped us to identify and exit certain product categories, such as luggage and toys.

We believe we can also enhance store operations through technology and personnel investments that will allow our team members to better manage and prioritize tasks, thereby increasing their productivity and sales conversion. These investments, for example, will reduce administrative tasks to enable more time for engaging in customer service.

Our supply chain initiatives include improving our logistics by leveraging our merchandising planning and assortment capabilities and facilitating product flow through our distribution centers. We use technology to track inventory daily and keep our distribution centers and stores in sync. Our data-driven process allows us to improve communication with our suppliers and ensure we are rightfully equipped with the correct inventory in our regional locations and has and will continue to help us to identify and exit certain product categories, such as luggage and toys. Although we believe these initiatives have helped us, we experienced a gross margin decline in the first quarter 2020 as a result of a shift in consumer preferences due to the COVID-19 pandemic and the related increased popularity in our isolated recreation, outdoor and leisure activity products, which are generally lower margin goods.

As our e-commerce sales continue to shift further towards BOPIS and curbside fulfillment, our overall omnichannel platform becomes more profitable, and we expect this trend to continue as we add more omnichannel solutions, such as ship-to-store, and further develop our omnichannel order execution and fulfillment capabilities.

Capitalize on substantial whitespace and in-fill opportunities

We have significant growth opportunities in both our core markets and outside of our footprint. We believe our real estate strategy has positioned us well for further expansion, and our track record has demonstrated that we can open and operate stores profitably. Our disciplined approach to new store openings has allowed most of our stores to achieve profitability within the first twelve months of opening a store. As of the end of first half 2020, we had 211 mature stores, and all were profitable on a four-wall basis for the twelve months ended August 1, 2020. We expect to open eight to 10 new stores per year starting in 2022, which is similar to our growth rates from 2018 to 2019.

In-fill market opportunity

We classify in-fill markets as regions where we already have a well-established presence. We believe we have an opportunity to expand into surrounding metro areas and more rural locations. Some examples include

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Dallas/Fort Worth, Atlanta, Raleigh-Durham, Charlotte, New Orleans and Jacksonville. We believe our in-fill opportunity currently includes approximately 120 locations that could accommodate our preferred size of stores in markets we would consider.

Adjacent market opportunity

We consider adjacent markets to include markets that are not fully represented. We believe these regions provide opportunities to expand in metro and rural areas that sit right outside of our current footprint. We believe our adjacent market opportunity currently includes approximately 90 locations that could accommodate our preferred size of stores in markets we would consider.

Greenfield opportunity

Beyond our in-fill and adjacent markets, we believe we have the opportunity to expand across the nation. We currently have store locations in 16 states, which leaves us substantial room for growth beyond our core geographies. We believe our greenfield opportunity currently includes approximately 675 locations that could accommodate our preferred size of stores in markets we would consider.

Significant growth opportunity

The majority of our store expansion is expected to be with our traditional box size of approximately 70,000 gross square feet. We have also recently tested a smaller store format, which is approximately 40% smaller than our average store, that we believe will be advantageous for in-fill markets and other metropolitan areas.

While we will continue to prioritize investments in our existing operations and omnichannel capabilities, we will continue to judiciously expand. We have online delivery capabilities in almost every state and will focus on disciplined new store openings. As we reach into new and existing markets, we expect our omnichannel platform to lead the way in our geographic expansion.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Recent Developments

We have demonstrated our ability to perform during periods of economic hardship, and the COVID-19 pandemic is no exception. Our diverse and essential offerings permitted our stores to remain open, which allowed us to safely serve both our existing customers and gain new customers during an uncertain time. With the ongoing pandemic, our customers’ focus on health and wellness and outdoor recreation has amplified. Our customers are purchasing weights, yoga mats, treadmills and indoor cycles now more than ever to stay at home while maintaining their wellness. Families are buying backyard and driveway games, trampolines, patio seating and grills to spend more safe, quality time together at home. Outdoor enthusiasts and first-timers alike are buying fishing, hunting and camping gear to recreate outside at a safe distance.

Our stores range in size from approximately 40,000 to over 130,000 gross square feet, with an average size of approximately 70,000 gross square feet, which, together with our sophisticated social distancing and hygiene measures and curbside fulfillment of online orders, enable our customers to have a safe shopping experience. We have also benefitted from all of our locations not being tethered to malls. Mall traffic has continuously decreased over time, which has been exacerbated during the COVID-19 pandemic. Our stores are a single destination for shoppers to feel safe when visiting our stores. We believe our lack of reliance on malls has bolstered our performance, allows for much easier curbside pickup processes and increases traffic into our stores.

As consumers continue to spend less on travel and entertainment, our broad assortment of health and wellness-centered items at competitive prices position us well to continue taking share in this regard, and we believe our business can continue to benefit from the consistent growth in sports and outdoor goods spending.

Merchandising

Our merchandise consists of national brand products that we purchase and license from various vendors, owned brand products that we brand with our internal brands and exclusive license products that we purchase and license from vendors and carry exclusively. We have long-standing relationships with many of our suppliers and have partnered with them to grow our business over time. We have no history of material supply chain interruptions. In 2019, we purchased merchandise from approximately 1,300 vendors. For 2019, 2018 and 2017 no vendor represented more than 14%, 13% and 14% of our total purchases, respectively.

We carry a wide variety of national brand products such as Nike, Carhartt, adidas, Columbia Sportswear, North Face, Yeti, Winchester, Brooks, Rawlings, Remington, Skechers, Under Armour and many more.

We offer a variety of products through our owned brand and exclusive license products such as apparel, footwear, barbecue equipment and outdoor equipment. Our owned brand products include brands such as Academy Sports + Outdoors, Magellan Outdoors, BCG, O’rageous and Outdoor Gourmet.

As of February 1, 2020, we generally organized our merchandise in four divisions made up of eleven categories as follows:

Division	Category (1)	Primary product types (1)
Outdoors	Camping and cooking	Outdoor cooking, coolers and drinkware, camping accessories, camping equipment, sunglasses, backpacks and sports bags

	Fishing	Marine equipment and fishing rods, reels, baits and equipment

	Shooting sports	Firearms, ammunition, archery and archery equipment, shooting accessories, optics, airguns and hunting equipment

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Division	Category (1)	Primary product types (1)

Sports and Recreation	Team sports/fitness	Baseball, football, basketball, soccer, golf, racket sports, volleyball, fitness equipment, fitness accessories and nutrition

	Recreation	Patio equipment, wheeled goods (bicycles, skateboards and other ride-on toys), watersports, pet equipment, electronics and watches, and front-end (consumables, batteries, etc.)

Apparel	Outdoor and seasonal apparel	Outdoor apparel, seasonal apparel, denim, work apparel, camouflage apparel, waders, graphic t-shirts and accessories

	Youth apparel	Boys and girls outdoor and athletic apparel

	Athletic apparel	Sporting apparel, apparel for fitness and exercise and other accessories

	Licensed apparel	Professional and collegiate team licensed apparel and accessories
Footwear	Work, casual and youth footwear	Casual shoes and slippers, work and western boots, youth footwear, socks and hunting footwear

	Athletic footwear	Running shoes, athletic shoes, sport specific shoes and training shoes

(1)

Certain products and categories were reclassified among categories and divisions during 2019 as compared to prior years in order to better align with our current merchandising strategy and view of the business. Changes in management’s merchandise strategy and viewpoints could result in future reclassifications.

The following table sets forth the approximate amount of sales by merchandise divisions for the periods presented (amounts in thousands):

	Fiscal Year Ended
	February 1, 2020	February 2, 2019	February 3, 2018
Merchandise division sales(1)
Outdoors	$1,522,985	$1,544,021	$1,583,183
Sports and recreation	859,868	900,347	939,464
Apparel	1,405,258	1,321,035	1,311,054
Footwear	1,021,603	997,692	986,887

Total merchandise sales(2)	4,809,714	4,763,095	4,820,588
Other sales(3)	20,183	20,798	14,994

Net sales	$4,829,897	$4,783,893	$4,835,582

(1)

Certain products and categories were re-categorized among categories and divisions during 2019 in order to better align with our current merchandising strategy and view of the business. As a result, we have reclassified sales between divisions for 2018 and 2017 for comparability purposes.

(2)	E-commerce sales consist of 5.1%, 4.9% and 4.0% of merchandise sales for 2019, 2018 and 2017, respectively.
(3)	Other sales consists primarily of the sales return allowance, gift card breakage income, credit card bounties and royalties, shipping income, net hunting and fishing license income and other items.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Stores

Our stores are designed to provide our customers with an easy-in, easy-out shopping experience. The interior of our stores are built around a central “racetrack” aisle that allows customers to efficiently navigate our selling floor. Additionally, our stores generally have consistent store layouts providing our customers familiarity across our entire store base. We seek to offer our customers strong merchandise assortment and a localized customer experience, which is facilitated by various types of merchandise fixtures and our large selling floor. Our central “racetrack” aisle and adjacent end-cap merchandising space allows us to adjust our inventory presentations throughout our various selling seasons.

Our store locations are typically positioned adjacent to major highways or thoroughfares, allowing customers to easily locate our stores. We seek to position our stores in areas with certain population densities, demographics and other characteristics to maximize sales. These markets consist of metropolitan, suburban and smaller cities. Additionally, our stores are typically placed in retail centers adjacent to co-tenants who drive significant traffic, with no store tethered to crowded mall spaces. We seek to lease all of our stores in long-term lease agreements with third-party landlords, which typically range from 15 to 20 years. Other than stores that we may temporarily own, and for which we are in the process of executing sale-leaseback transactions, we do not own our retail locations.

As of February 1, 2020, the number of stores that we operated by state was as follows:

State	Number of Stores
Texas	106
Louisiana	18
Georgia	18
Alabama	15
North Carolina	15
Tennessee	13
Oklahoma	13
Florida	12
Missouri	10
South Carolina	9
Arkansas	8
Mississippi	8
Kansas	6
Kentucky	5
Indiana	2
Illinois	1

259

Our new stores average approximately 70,000 gross square feet, of which approximately 85% is dedicated to selling space. This allows us to merchandise and provide certain value-added services for the specialized nature of the merchandise we carry. These features include fishing and firearm service counters, free assembly of bicycles, grills and other products, hunting and fishing license certification, and in-store training for the use of certain of our products.

Marketing

Our marketing strategy is designed to reinforce our broad selection of merchandise and value prices. We rely on various media to communicate with our customers including printed advertisements, television commercials and digital marketing campaigns, among others. Our print advertisements are primarily comprised of newspaper and direct mail circulars. These print advertisements consist of a broad assortment of merchandise

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

tailored to the season of the distribution. Our television and radio advertisements are typically themed to represent the current selling season and often feature certain merchandise related to that selling season. Our digital engagement includes communicating with our customers through paid search results, various social media platforms and email.

We often create events at our stores to drive customer traffic. These events include large Grand Opening celebrations to commemorate new store openings that offer various activities, food and games and often feature local celebrities. We also create championship events when professional or collegiate sports teams in our markets win league titles. At these events we extend our store hours and offer certain commemorative merchandise. We are active members in the communities we serve, participating in 36 National Night Out events in 2019, sponsoring over 1,500 local sports teams, hosting donation events for first responders and sponsoring events for the NCAA Southeastern Conference.

We periodically enter into sponsorship agreements generally with professional sports teams, associations, events, networks or individual professional players and collegiate athletic programs in exchange for marketing and advertising promotions.

We utilize data obtained from our CRM tools, which enable us to create effective customer-targeting strategies. Our current CRM programs focus on welcoming our first-time customers, thanking our big spenders, reactivating our lapsed customers and cross-selling our category customers (including our hunting, sports equipment and recreation categories). We also utilize customer demographic data that we capture to know when our customers buy from us and what items they purchase. With 38 million customers in our database, there is ample opportunity to increase our communication directly with our customers via one-on-one marketing.

In addition to our CRM tools, our Academy Credit Card program also provides data to track our customers’ purchases across all channels, giving us the ability to better serve and target those customers.

Distribution Centers

We operate three distribution centers in Katy, Texas, Twiggs County, Georgia and Cookeville, Tennessee. The distribution centers receive and store products from vendors and use sophisticated sorting and logistical equipment to fill the product needs of the retail store locations they serve, as well as to fulfill e-commerce orders. Our distribution centers are leased under long-term agreements. Third-party trucking companies are used to disburse inventory from the distribution centers to and from our stores. These distribution centers are strategically located throughout our footprint to efficiently serve our retail locations, and have an ability to service up to an average of 110 locations each.

Information Technology

Our information technology systems are critical to our day-to-day operations as well as to our long-term growth strategies. Our technology is integrated across multiple functions throughout the organization, providing the data analysis, automation and solutions necessary to support our communications, inventory and supply chain management, store operations, distribution, point-of-sale, e-commerce, financial reporting and accounting functions. Our technology is the foundation of our merchandising and marketing functions; it processes our customers’ orders and integrates our e-commerce sales with stores. We are leveraging our data to make more informed decisions around inventory, marketing, and store-level operations. We have agreements with third parties to provide hosting services and administrative support for portions of our infrastructure, and utilize cloud-based systems in addition to those hosted on premises.

Seasonality

Our business is subject to seasonal fluctuations. A significant portion of our net sales and profits is driven by summer holidays, such as Memorial Day, Father’s Day and Independence Day, during the second quarter. Our

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

net sales and profits are also impacted by the November/December holiday selling season, and in part by the sales of cold weather sporting goods and apparel during the fourth quarter.

Team Members

As of February 1, 2020, we employed over 21,000 team members. Of those team members, approximately 52% were full-time and 48% were part-time. Our employment levels fluctuate over the course of the year mainly due to the seasonality of our business. None of our team members are covered by collective bargaining agreements, and we believe we have good relationships with our team members. As a result of the COVID-19 pandemic, from mid-April 2020 to early June 2020, we temporarily furloughed a significant number of our corporate, store and distribution center team members and closed our corporate headquarters, thereby causing the majority of our active corporate team members to work remotely. As of August 1, 2020, we employed approximately 21,000 team members.

Properties

We are headquartered at 1800 North Mason Road, Katy, Texas, 77449, just outside of Houston. The following table sets forth the location, use and size of our corporate and distribution center facilities as of February 1, 2020:

Location	Use	Approximate Square Footage
Katy, Texas	Corporate Office Building 1	400,000	(1)
Katy, Texas	Corporate Office Building 2	200,000	(2)
Katy, Texas	Bulk Warehouse	200,000	(4)
Katy, Texas	Distribution Center	1,400,000	(1)
Twiggs County, Georgia	Distribution Center	1,600,000	(3)
Cookeville, Tennessee	Distribution Center	1,600,000	(4)
Kowloon, Hong Kong	Global Sourcing Office	5,000	(5)

(1)	20-year lease entered in 2007.
(2)	20-year lease entered in 2015.
(3)	20-year lease entered in 2012.
(4)	20-year lease entered in 2016.
(5)	Three-year lease entered in 2017.

We lease all of our stores. Our initial store lease terms are typically 15 to 20 years with various renewal options and lease escalation structures. We believe that all of our leases are entered into at the then-prevailing market lease rates. As of February 1, 2020, our total leased store square footage was approximately 18.3 million square feet.

Intellectual Property

Our trademarks, service marks, copyrights, patents, processes, trade secrets, domain names and other intellectual property, including our Academy Sports + Outdoors brand, our owned brands, such as Academy Sports + Outdoors, Magellan Outdoors, BCG, O’rageous and Outdoor Gourmet, and our goodwill, designs, names, slogans, images and trade dress associated with these brands, are valuable assets that are critical to our success.

We also enter into intellectual property agreements whereby the Company receives the right to use third-party owned trademarks typically in exchange for royalties on sales. These agreements typically contain a one to three-year term and contractual payment amounts required to be paid by the Company.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Governmental Regulations

We operate in a complex regulatory and legal environment that exposes us to regulatory, compliance and litigation risks that could materially affect our operations and financial results. We are subject to regulation by numerous federal, state and local regulatory agencies and authorities, including the U.S. Consumer Product Safety Commission, Equal Employment Opportunity Commission, Department of Labor, Occupational Safety and Health Administration, Department of Justice, Department of Treasury, Federal Trade Commission, Customs and Border Protection, Bureau of Alcohol, Tobacco, Firearms and Explosives, SEC, IRS, and Environmental Protection Agency and comparable state and local agencies.

Laws and regulations affecting our business may change, sometimes frequently and significantly, as a result of political, economic, social or other events. Some of the federal, state or local laws and regulations that affect us include but are not limited to:

•	consumer product safety, product liability or consumer protection laws;

•	laws related to advertising, marketing, pricing and selling our products, including but not limited to firearms, ammunition, and related accessories;

•	labor and employment laws, including wage and hour laws;

•	tax laws or interpretations thereof, including collection of state sales tax on e-commerce sales;

•	data protection and privacy laws and regulations;

•	environmental laws and regulations;

•	hazardous material laws and regulations;

•	customs or import and export laws and regulations, including collection of tariffs on product imports;

•	intellectual property laws;

•	antitrust and competition regulations;

•	banking and anti-money laundering regulations;

•	ADA and similar state and local laws and regulations;

•	website design and content regulations;

•	FCPA, UKBA and other anti-corruption laws; and

•	securities and exchange laws and regulations.

We sell firearms, ammunition, and related accessories. Firearms represented less than 6% of our net sales in 2019. Numerous federal, state and local laws and regulations govern the procurement, transportation, storage, distribution and sale and marketing of firearms, ammunition, and related accessories, including the regulations governing the performance of federally and state mandated procedures for determining customer firearm purchase eligibility (such as age and residency verification, background checks and proper completion of required paperwork). In the future, there may be increased federal, state or local regulation affecting the sale of firearms, ammunition, and related accessories, including taxation or restrictions on the type of firearms and ammunition available for retail sale, which could reduce our sales and profitability. A failure by us to follow these laws or regulations may subject us to claims, lawsuits, fines, penalties, adverse publicity and government action (up to and including the possible revocation of licenses and permits allowing the sale of firearms and ammunition), which could have a material adverse effect on our business and results of operations. As a result, we devote significant resources to compliance with applicable laws and regulations governing our business and the products we sell.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Legal Proceedings

We are a defendant or co-defendant in lawsuits, claims and demands brought by various parties relating to matters normally incident to our business. No individual case, or group of cases against us, presenting substantially similar issues of law or fact, is expected to have a material effect on the manner in which we conduct our business or on our consolidated results of operations, financial position or liquidity. The majority of these cases are alleging product, premises, employment and/or commercial liability. Reserves have been established that we believe to be adequate based on our current evaluations and experience in these types of claim situations; however, the ultimate outcome of these cases cannot be determined at this time. We believe, taking into consideration our indemnities, insurance and reserves, the ultimate resolution of these matters will not have a material impact on our financial position, results of operations or cash flows.

Included in the matters discussed above are nine lawsuits filed against us between December 2017 and November 2019 in Texas state judicial courts located in Bexar County, Texas, by 79 plaintiffs on behalf of certain victims of a November 2017 shooting in Sutherland Springs, Texas. These cases, which present substantially similar issues of law and fact, relate to the April 2016 sale by one of our stores of a firearm and magazine that were alleged to have been used in the Sutherland Springs incident. The plaintiffs seek monetary relief ranging from $1 million to over $150 million and, in some cases, injunctive relief to prohibit us from selling certain firearms in Texas to residents of states where such a sale would violate their home state’s applicable firearm laws. The Supreme Court of Texas is scheduled in October 2020 to hear oral arguments relating to our motions for summary judgement to dismiss certain of these cases, with the remainder of these cases stayed pending the Supreme Court of Texas’ decision. We believe that these cases are without merit and intend to contest them vigorously, particularly given that the sale and transfer of the firearm and the magazine complied with all applicable laws and that the purchaser passed a criminal background check at time of purchase. The ultimate outcome of these cases, however, cannot be determined at this time.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MANAGEMENT

Executive Officers and Directors

Below is a list of our executive officers and directors, their respective ages as of September 1, 2020 and a brief account of the business experience of each of them.

Name	Age	Position
Ken C. Hicks	67	Chairman, President and Chief Executive Officer
Michael P. Mullican	45	Executive Vice President and Chief Financial Officer
Steven P. Lawrence	52	Executive Vice President and Chief Merchandising Officer
Samuel J. Johnson	53	Executive Vice President, Retail Operations
Kenneth D. Attaway	57	Executive Vice President, Chief Operating Officer
William S. Ennis	51	Senior Vice President, Chief Human Resources Officer
Manish Maini	47	Senior Vice President, Chief Information Officer
Jamey Traywick Rutherford	47	Senior Vice President, Omnichannel
Rene G. Casares	44	Senior Vice President, General Counsel and Secretary
Brian T. Marley	63	Director
Vishal V. Patel	33	Director
William S. Simon	60	Director
Nathaniel H. Taylor	44	Director
Aileen X. Yan	31	Director

Executive Officers

Ken C. Hicks has served as the Chairman and our President and Chief Executive Officer since May 2018. Mr. Hicks has served as a member of the board of managers of New Academy Holding Company, LLC since May 2017 and as a member of the board of directors of Academy Sports and Outdoors, Inc. since June 2020. Mr. Hicks served on the compensation committee of the board of managers of New Academy Holding Company, LLC from May 2017 to May 2018. Mr. Hicks previously served as President and Chief Executive Officer at Foot Locker, Inc. from August 2009 to February 2010, and also served as Chairman, President and Chief Executive Officer at Foot Locker, Inc. from February 2010 to November 2014, and as Executive Chairman at Foot Locker, Inc. from December 2014 to May 2015. Prior to joining Foot Locker, Inc., Mr. Hicks held senior positions at J.C. Penney Company, Inc., Payless ShoeSource, Home Shopping Network, May Department Stores Company, and McKinsey & Company. Mr. Hicks has served on the board of directors of Avery Dennison Corporation since July 2007 and served on the board of directors of Whole Foods Market, Inc. from May 2017 to August 2017. Mr. Hicks graduated from the United States Military Academy located in West Point, NY, and served in the U.S. Army. He also earned a Masters of Business Administration with highest distinction from Harvard Business School. We believe Mr. Hicks’ qualifications to serve on our board of directors include his executive leadership and management experience and extensive business and financial experience related to the retail industry.

Michael P. Mullican has served as our Executive Vice President and Chief Financial Officer since January 2018. He previously served as our Executive Vice President and General Counsel from February 2017 to January 2018. Prior to joining Academy Sports + Outdoors, Mr. Mullican served as the Managing Director of Aureus Health Services, a specialty pharmacy owned by Meijer, Inc. Before being named Managing Director at Aureus, Mr. Mullican held several leadership roles at Meijer, including Vice President of Business Development, and Vice President and Assistant General Counsel. Additionally, Mr. Mullican served as Divisional Counsel and Assistant Secretary at Family Dollar Stores, Inc., and Associate General Counsel and Assistant Secretary at Horizon Lines, Inc. Mr. Mullican holds a Bachelor of Arts in Communication from North Carolina State University and a Juris Doctor degree from the University of Chicago Law School.

Steven (Steve) P. Lawrence has served as our Executive Vice President and Chief Merchandising Officer since joining the Academy Sports + Outdoors team in February 2019. Prior to joining Academy Sports + Outdoors, Mr. Lawrence was President and Chief Executive Officer at francesca’s. From May 2012 to September 2016, he served as Chief Merchandising Officer at Stage Stores. Mr. Lawrence also spent nearly 12 years

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

working in various merchandising leadership roles at J.C. Penney after 10 years at Foley’s. Mr. Lawrence also served on the board of directors of francesca’s from October 2016 to January 2019. Mr. Lawrence obtained his Bachelor of Business Administration in Finance from the University of Notre Dame.

Samuel (Sam) J. Johnson has served as our Executive Vice President, Retail Operations since joining the Academy Sports + Outdoors team in April 2017. Prior to joining Academy Sports + Outdoors, Mr. Johnson spent seven years with hhgregg, Inc., where he most recently served as Chief Retail Officer. While at hhgregg, Inc., he led functions including store operations, customer relations, commercial sales, real estate and visual merchandising. Prior to hhgregg, Inc., he spent more than 20 years in various leadership roles with Sears Holdings Corporation, including Vice President of Small Stores.

Kenneth (Ken) D. Attaway has served as our Executive Vice President, Chief Operating Officer since October 2013, currently overseeing Distribution and Logistics, Real Estate, Construction, Facilities/Maintenance, Procurement and Enterprise Program Management Office. Mr. Attaway joined the Academy Sports + Outdoors team as Executive Director of Supply Chain in January 2007 and was appointed as Vice President of Distribution and Logistics in September 2007. In February 2009, Mr. Attaway became the Executive Vice President of Distribution and Logistics, then was appointed as the Executive Vice President of Operations in May 2009 and led loss prevention, stores and the sourcing team along with his Distribution and Logistics responsibilities. Prior to joining Academy Sports + Outdoors, Mr. Attaway spent over 25 years at Dollar General and Bealls Department Stores combined, leading their supply chain teams.

William (Bill) S. Ennis has served as our Senior Vice President, Chief Human Resources Officer since March 2016. Mr. Ennis joined the Academy Sports + Outdoors team as Vice President of Human Resources in April 2008 and served in that role until October 2010 when he was appointed as Senior Vice President, Human Resources. Prior to joining Academy Sports + Outdoors, Mr. Ennis spent over 19 years with Stage Stores, May Department Stores and Federated Department Stores in multiple capacities including human resources, stores, buying group, store operations and finance areas. He currently sits on advisory boards for the Texas A&M Center for Retailing Studies and Texas Retailers Education Foundation, and he is also the governing body chair for the Houston HR Leadership Summit. Mr. Ennis graduated with a Bachelor of Arts in Economics from the University of Texas.

Manish Maini has served as our Senior Vice President, Chief Information Officer since joining the Academy Sports + Outdoors team in June 2017. Prior to joining Academy Sports + Outdoors, he served as the Chief Information Officer and Senior Vice President at The Children’s Place U.S. where he led a 120-member team, and was responsible for the development and implementation of the company-wide IT strategy. Mr. Maini also spent nine years at Ann, Inc., formerly Ann Taylor Stores Inc., where he served in various IT leadership roles, including Vice President of Enterprise Systems. Mr. Maini holds a Bachelor of Engineering, Electronics and Communication from STJ Institute of Technology in Karnatak, India.

Jamey Traywick Rutherford has served as our Senior Vice President, Omnichannel since joining the Academy Sports + Outdoors team in May 2018. Prior to joining Academy Sports + Outdoors, Ms. Traywick Rutherford spent over 17 years at AutoZone where she served in various e-commerce roles until she was promoted to AutoZone’s first Vice President, e-commerce in 2010. She was instrumental in the development and launch of AutoZone.com and AutoZonePro.com. In 2017, she transitioned to Vice President, Merchandising to leverage her digital expertise to support in-store sales initiatives. She holds a Bachelor of Science in Environmental Science from the University of Denver, and a Master of Science in e-commerce from the University of Memphis.

Rene G. Casares has served as our Senior Vice President, General Counsel and Secretary since March 2018. He joined the company in July 2013 as Senior Director, Associate General Counsel and served as Vice President, Associate General Counsel and Assistant Secretary from March 2016 to March 2018. Prior to joining Academy Sports + Outdoors, Mr. Casares served as an Associate Attorney at the global law firm, Vinson & Elkins LLP, from 2008 to 2013, where he advised major and middle-market companies with mergers and acquisitions, private

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

equity, corporate governance and capital markets. He also served in a similar capacity as an Associate Attorney at the global law firm, Latham & Watkins LLP, from 2006 to 2008. Additionally, Mr. Casares has a background in finance and consulting after serving as an Associate at Growth Capital Partners. L.P., a Strategy Consultant at KPMG Consulting, Inc., and an Analyst at Merrill Lynch & Co. Mr. Casares holds a Bachelor of Business Administration in Finance from the University of Notre Dame and a Juris Doctor degree from Stanford Law School.

Directors

Brian T. Marley has served as a member of the board of managers of New Academy Holding Company, LLC since January 2018 and as a member of the board of directors of Academy Sports and Outdoors, Inc. since June 2020. Mr. Marley is the founder and Managing Partner of Marley Associates LLC, an advisory services firm. Mr. Marley previously served as Executive Vice President and Chief Financial Officer of Belk, Inc. from 2000 to 2013. Prior to joining Belk, Mr. Marley was at KPMG LLP for more than 20 years, during which he was a partner for more than 10 years. He is a graduate of the University of North Carolina at Chapel Hill. We believe Mr. Marley’s qualifications to serve on our board of directors include his executive leadership and management experience and extensive financial experience.

Vishal V. Patel has served as a member of the board of managers of New Academy Holding Company, LLC since May 2015 and as a member of the board of directors of Academy Sports and Outdoors, Inc. since June 2020. Mr. Patel is a member of the Retail and Consumer team at KKR. Mr. Patel served on the board of directors of US Foods Holding Corp. from August 2015 to September 2017. Prior to joining KKR, Mr. Patel was with Moelis & Company where he was involved in a variety of mergers, acquisitions and restructuring transactions. He holds a Bachelor of Science in Economics from the Wharton School at the University of Pennsylvania. We believe Mr. Patel’s qualifications to serve on our board of directors include his significant business, financial and investment experience related to the retail industry and prior involvement with KKR’s investment in the Company.

William (Bill) S. Simon has served as a member of the board of managers of New Academy Holding Company, LLC since September 2016 and as a member of the board of directors of Academy Sports and Outdoors, Inc. since June 2020. Mr. Simon has also served on the board of directors of Darden Restaurants Inc. since July 2012, Chico’s FAS, Inc. since July 2016, and Anixter International Inc. since March 2019. He served on the board of directors of Agrium Inc. from February 2016 to May 2017. Mr. Simon was the President and CEO of Walmart U.S. from 2010 to 2014, and previously was appointed the COO of Walmart U.S. in 2007. Prior to joining Walmart, Mr. Simon held several senior positions at Brinker International, Diageo, Cadbury-Schweppes, PepsiCo and RJR-Nabisco. He also served in the public sector as Secretary of the Florida Department of Management Services, appointed by Governor Jeb Bush. Mr. Simon is currently a senior advisor to KKR and is a member of the faculty of the Hankamer School of Business at Baylor University. Mr. Simon served 25 years in the U.S. Navy and Naval Reserves and attended the University of Connecticut, where he earned a Bachelor of Arts in Economics and a Masters of Business Administration in Management. We believe Mr. Simon’s qualifications to serve on our board of directors include his executive leadership and management experience and extensive business and financial experience related to the retail industry.

Nathaniel (Nate) H. Taylor has served as a member of the board of managers of New Academy Holding Company, LLC since August 2011, including as Chairman from June 2015 to May 2018, and as a member of the board of directors of Academy Sports and Outdoors, Inc. since June 2020. Mr. Taylor heads the Americas Consumer Retail team at KKR and serves on the Investment Committee within KKR’s Americas Private Equity platform. Mr. Taylor has also served on the board of directors of National Vision Holdings, Inc. since February 2014 and US Foods Holding Corp. since May 2020. Prior to joining KKR, Mr. Taylor worked at Bain Capital where he was involved with investments in the retail, health care and technology sectors. He holds a Bachelor of Arts from Dartmouth College and a Masters of Business Administration from Stanford University Graduate School of Business. We believe Mr. Taylor’s qualifications to serve on our board of directors include his

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

significant business, financial and investment experience related to the retail industry and prior involvement with KKR’s investment in the Company.

Aileen X. Yan has served as a member of the board of managers of New Academy Holding Company, LLC since November 2019 and as a member of the board of directors of Academy Sports and Outdoors, Inc. since June 2020. Ms. Yan is a member of the Retail and Consumer team at KKR. Prior to joining KKR, Ms. Yan was with Clayton, Dubilier & Rice from 2013 to 2015, where she worked on investments across various industries including health care and retail. She holds a Bachelor of Science in Operations Research and Financial Engineering from Columbia University and a Master of Business Administration from Harvard Business School. We believe Ms. Yan’s qualifications to serve on our board of directors include her significant business, financial and investment experience related to the retail industry and prior involvement with KKR’s investment in the Company.

There are no family relationships among our directors and executive officers.

Composition of Our Board of Directors after this Offering

Our business and affairs are managed under the direction of our board of directors. Our amended and restated certificate of incorporation will provide for a classified board of directors, with                  directors in Class I (expected to be                 ),                  directors in Class II (expected to be                 ) and                  directors in Class III (expected to be                 ). See “Description of Capital Stock.”

In addition, pursuant to the stockholders agreement we expect to enter into in connection with this offering, or the stockholders agreement, KKR Stockholders will have the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Controlled Company Exemption

After the completion of this offering, KKR Stockholders, who are parties to the stockholders agreement, will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we may utilize one or more of these exemptions since our board of directors has not yet made a determination with respect to the independence of any directors.

In the future, we expect that our board of directors will make a determination as to whether other directors, including directors associated with KKR, are independent for purposes of the corporate governance standards described above. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these standards and, depending on our board of directors’ independence determination with respect to our then-current directors, we may be required to add additional directors to our board of directors in order to achieve such compliance within the applicable transition periods.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Board Leadership Structure and Our Board of Director’s Role in Risk Oversight

Committees of Our Board of Directors

After the completion of this offering, the standing committees of our board of directors will consist of an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

Our chief executive officer and other executive officers will regularly report to the non-executive directors and the Audit Committee, the Compensation Committee and the Nominating and Governance Committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by KKR Stockholders.

Audit Committee

Upon the completion of this offering, we expect to have an Audit Committee, consisting of                 , who will be serving as the Chair, and                  and                .                and                  qualify as independent directors under the corporate governance standards of Nasdaq and the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our board of directors has determined that                 qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the Audit Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing:

•	accounting, financial reporting and disclosure processes;

•	adequacy and soundness of systems of disclosure and internal control established by management;

•	the quality and integrity of our financial statements and the annual independent audit of our consolidated financial statements;

•	our independent registered public accounting firm’s qualifications and independence;

•	the performance of our internal audit function and independent registered public accounting firm;

•	our compliance with legal and regulatory requirements in connection with the foregoing;

•	compliance with our Code of Conduct; and

•	overall risk management profile.

Our board of directors will adopt a written charter for the Audit Committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Upon the completion of this offering, we expect to have a Compensation Committee, consisting of                 ,                  and                 , who will serve as the Chair.

The purpose of the Compensation Committee is to assist our board of directors in discharging its responsibilities relating to:

•

the establishment, maintenance and administration of compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to contribute to our long term success;

•	setting our compensation program and compensation of our executive officers, directors and key personnel;

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	monitoring our incentive compensation and equity-based compensation plans;

•	succession planning for our executive officers, directors and key personnel;

•	our compliance with the compensation rules, regulations and guidelines promulgated by Nasdaq, the SEC and other law, as applicable; and

•	preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors will adopt a written charter for the Compensation Committee, which will be available on our website upon the completion of this offering.

Nominating and Governance Committee

Upon the completion of this offering, we expect to have a Nominating and Governance Committee, consisting of                 ,                  and                 , who will serve as the Chair.

The purpose of the Nominating and Governance Committee is to:

•	advise our board of directors concerning the appropriate composition of our board of directors and its committees;

•	identify individuals qualified to become members of our board of directors;

•	recommend to our board of directors the persons to be nominated by our board of directors for election as directors at any meeting of stockholders;

•	recommend to our board of directors the members of our board of directors to serve on the various committees of our board of directors;

•	develop and recommend to our board of directors a set of corporate governance guidelines and assist our board of directors in complying with them; and

•	oversee the evaluation of our board of directors, our board of directors’ committees, and management.

Our board of directors will adopt a written charter for the Nominating and Governance Committee, which will be available on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has at any time been one of our executive officers or team members. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

We are parties to certain transactions with KKR Stockholders and their affiliates and certain of our directors described in the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Code of Ethics and Business Conduct

We will adopt a new Code of Ethics and Business Conduct that applies to all of our directors, officers and team members, including our chief executive officer and chief financial and accounting officer. Our Code of Ethics and Business Conduct will be available on our website upon the completion of this offering. Our Code of Ethics and Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each material element of compensation for the fiscal year ended February 1, 2020 (also referred to as 2019). We have provided this information for each person who served as our principal executive officer, principal financial officer and our three most highly compensated executive officers employed at the end of 2019, all of whom we refer to collectively as our Named Executive Officers.

Our Named Executive Officers for 2019 were:

•	Ken C. Hicks, Chairman, President, and Chief Executive Officer;

•	Michael P. Mullican, Executive Vice President, Chief Financial Officer;

•	Steven (Steve) P. Lawrence, Executive Vice President, Chief Merchandising Officer;

•	Samuel (Sam) J. Johnson, Executive Vice President, Retail Operations; and

•	Kenneth (Ken) D. Attaway, Executive Vice President, Chief Operations Officer.

Who We Are and 2019 Business Performance Highlights

We are one of the leading full-line sporting goods and outdoor recreation retailers in the United States. We estimate that we served 30 million unique customers and completed approximately 80 million transactions in 2019 across our seamless omnichannel platform and highly productive stores, resulting in net sales of $4.8 billion and making us the largest value-oriented sporting goods and outdoor recreation retailer in the country. Our mission is to provide “Fun for All” and fulfill this mission with a localized merchandising strategy and value proposition that deeply connect with a broad range of consumers. Our broad and localized assortment appeals to all ages, incomes and aspirations, including beginning and advanced athletes, families enjoying outdoor recreation, and enthusiasts pursuing their passion for sports and the outdoors. We sell a range of sporting and outdoor recreation products, including sporting equipment, apparel, footwear, camping gear, patio furniture, outdoor cooking equipment, and hunting and fishing gear, among many others. As of February 1, 2020, we operated 259 stores that range in size from approximately 40,000 to 130,000 gross square feet, with an average size of approximately 70,000 gross square feet, throughout 16 contiguous states located primarily in the southern United States. Our stores are supported by over 20,000 team members, three distribution centers, and our rapidly growing e-commerce platform, www.academy.com.

Highlights from 2019 include:

•

We generated $4.8 billion of net sales, $120 million of net income, $323 million of Adjusted EBITDA (a $23 million increase over 2018), $197 million of Adjusted Free Cash Flow, and return on invested capital, or ROIC Percentage, of 14.3%. See “Summary—Summary Historical Consolidated Financial and Other Data” for the definitions of Adjusted EBITDA and Adjusted Free Cash Flow and reconciliations of Adjusted EBITDA to net income and Adjusted Free Cash Flow to net cash provided by (used in) operating activities.

•	We estimate that we served 30 million customers and completed approximately 80 million transactions resulting in strong household penetration in our core markets.

•	Our e-commerce sales represented 5% of our sales, with sales growth of $17.8 million, or 7.8%, over 2018.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	We rolled out BOPIS to all locations, which accounted for approximately 24% of our e-commerce sales.

•	We opened eight new stores and renovated 11 stores.

Executive Officer Compensation Objectives and Philosophy

The goal of our executive officer compensation program is to create long-term value for our equityholders, reward our executive officers for superior financial and operating performance, and support retention in a competitive market environment. We believe the most effective way to achieve this objective is to design an executive officer compensation program that drives the achievement of annual, long-term and strategic goals and that aligns executive officers’ interests with those of our equityholders. The following are the core elements of our executive officer compensation philosophy:

•

Market Competitive: Compensation levels and programs for executive officers, including our Named Executive Officers, should be competitive relative to the marketplace in which we operate. It is important for us to leverage an understanding of what constitutes competitive pay in our market and build unique strategies to attract the high caliber talent we require to manage and grow the Company.

•

Performance-Based: We believe in a pay-for-performance compensation philosophy which targets our team members to be paid at market compensation based on their role and responsibilities. Most of our executive officer compensation should be performance-based pay that is “at risk,” based on short-term and long-term goals, which reward both organizational and individual performance. The performance targets under both our annual bonus program and our performance-based equity awards were designed to drive significant growth of our business yet still be achievable, and to focus on long-term value creation.

•	Equityholder Aligned: Incentives should be structured to create a strong alignment between executive officers and equityholders on both a short-term and a long-term basis.

The charts below illustrate that the majority of each Named Executive Officer’s annual total target compensation for 2019 (i.e., base salary, annual target bonus and annual target equity grant) is performance-based and “at risk” based on the Company’s performance:

Compensation Mix - CEO	Compensation Mix - Average of All Other NEOs

Governance of Executive Officer Compensation Program

Role of the Compensation Committee

The Compensation Committee, or the Compensation Committee, of our Board of Managers, or the Board, which is comprised solely of non-employee directors, is responsible for establishing, implementing, and evaluating our executive officer compensation and benefit programs. Following this offering, the same Compensation Committee will be constituted at the level of Academy Sports and Outdoors, Inc.

The Compensation Committee discharges the responsibilities of our Board relating to the compensation of our executive officers, including the Named Executive Officers, according to its charter. The Compensation

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Committee annually evaluates the performance of our Chief Executive Officer and our other executive officers, establishes the base salaries, cash bonus awards, long-term incentive compensation opportunities, and perquisites for our Chief Executive Officer and our other executive officers, and approves (or recommends for approval by the Board) all equity awards. The Compensation Committee’s objective is to ensure that the total compensation paid to our Named Executive Officers as well as our other executive officers is fair, reasonable, and market competitive while incentivizing the creation of long-term value for our equityholders. Generally, the types of compensation and benefits provided to our Named Executive Officers are similar to those provided to other executive officers.

The Compensation Committee has overall responsibility for overseeing our compensation and benefits policies generally, overseeing, evaluating, and approving the compensation policies, practices, and plans applicable to our executive officers, determining the compensation of our Chief Executive Officer and other executive officers, determining and overseeing the process of evaluating our Chief Executive Officer’s performance, and overseeing the preparation of, reviewing, and approving this Compensation Discussion and Analysis.

The Compensation Committee reviews the base salary levels, annual cash bonus opportunities, long-term incentive compensation opportunities, and perquisites of our executive officers, including the Named Executive Officers, each fiscal year, or more frequently as warranted. Each fiscal year, the Compensation Committee reviews our financial and operational performance and the corresponding projected payments under our annual bonus plan and the equity awards previously granted to our executive officers.

When selecting and setting the amount of each compensation element, the Compensation Committee generally considers the following factors:

•	our performance against the financial and operational objectives established by the Compensation Committee;

•	each individual executive officer’s skills, experience, and qualifications relative to other similarly-situated executive officers at the companies in our compensation peer group;

•	the scope of each executive officer’s role compared to other similarly-situated executive officers at the companies in our compensation peer group;

•

the performance of each individual executive officer, based on a subjective assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function, and work as part of a team, all in furtherance of our core values;

•	compensation equality among our executive officers, including the Named Executive Officers (other than our Chief Executive Officer);

•	our performance relative to our compensation peer group; and

•	the compensation practices of our compensation peer group and how each executive officer’s target compensation compares to a ranking of similar positions in our compensation peer group.

Historically, the Compensation Committee has recommended equity awards for each Named Executive Officer, and such awards are then granted by the Board (or its Executive Committee). Following this offering, all equity awards will be granted by the Compensation Committee. In determining the amount of long-term incentive compensation for our executive officers as part of its annual compensation review, the Compensation Committee also considers the accounting impact of the proposed awards on our earnings and the proportion of our total shares outstanding used for annual employee long-term incentive compensation awards, or burn rate, in relation to the median proportions of the companies in the retail sector benchmarks.

These factors provide the framework for compensation decision-making and final decisions regarding the compensation opportunity for each executive officer. No single factor is determinative in setting pay levels, nor

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

is the impact of any factor on the determination of pay levels quantifiable. Our Compensation Committee retains significant authority to adjust compensation levels of our executive officers based on these and other factors that it may deem appropriate to achieve our overall compensation goals.

Role of Executive Management Team for Compensation

In discharging its responsibilities, the Compensation Committee works with members of our executive management team for compensation (i.e., our Chief Executive Officer, Chief Human Resources Officer, and Vice President of Compensation and Benefits). The executive management team for compensation (with input from Meridian Compensation Partners, or Meridian, the Company’s independent compensation consultant) assists the Compensation Committee by providing information on our performance and the individual performance of our executive officers, as well as market and industry data, and executive management’s perspective and recommendations on compensation matters. The Compensation Committee solicits and reviews our executive management team for compensation’s recommendations and proposals with respect to adjustments to base salaries, annual cash bonus opportunities, long-term incentive compensation opportunities, perquisites, program structures, and other compensation-related matters for our executive officers. The Compensation Committee reviews and discusses these recommendations and proposals with some or all of the members of our executive management team for compensation and uses them as one factor in determining and approving the compensation for our executive officers. In addition, the level of attainment of each individual executive officer’s performance pursuant to the Company’s Executive Team Bonus Plan (described in “—Executive Team Bonus Plan”) is recommended by our Chief Executive Officer (other than his own, which is determined by the Compensation Committee) to the Compensation Committee for its final approval. Each executive officer on the executive management team for compensation recuses himself from all Compensation Committee deliberations regarding his own compensation.

Role of Compensation Consultant

The Company has retained Meridian, a national compensation executive compensation consulting firm, to serve as an independent compensation advisor. The Company has utilized Meridian for general input and guidance on components of our executive officer compensation program. Meridian advises the Company with respect to developing a compensation benchmarking peer group and market data for base salary, annual bonus, long-term equity compensation, and perquisites for similarly situated executive officers in the Company’s compensation peer group.

Pursuant to its charter, the Compensation Committee has the authority to retain the services of external advisors, including compensation consultants, legal counsel, and other advisors, to assist in the performance of its responsibilities. Prior to this offering, the Compensation Committee has not retained its own compensation consultant but we anticipate that the Compensation Committee will engage its own independent compensation consultant either in connection with or following this offering.

During 2019, Meridian provided the following services to the Company:

•	Developed a compensation benchmarking peer group and approach that is used to develop competitive market data references.

•	Provided competitive market data based on the compensation peer group for our executive officers.

•	Reviewed the base salary levels, annual cash bonus opportunities, long-term incentive compensation opportunities, and perquisites of our executive officers.

•	Provided an assessment of executive compensation trends within our industry.

Competitive Positioning

For purposes of comparing our executive compensation against the competitive market, the Compensation Committee reviews and considers the compensation levels and practices of a group of comparable retail

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

companies. In December 2018, the Compensation Committee, with the input of data and analysis from Meridian and the executive management team for compensation (i.e., our Chief Executive Officer, Chief Human Resources Officer and Vice President of Compensation and Benefits), developed and approved the following compensation peer group for purposes of understanding the competitive market:

Advance Auto Parts, Inc.	GameStop Corp.
Ascena Retail Group, Inc.	Genesco Inc.
AutoZone, Inc.	GNC Holdings, Inc.
Burlington Stores, Inc.	Sally Beauty Holdings, Inc.
Caleres, Inc.	Tailored Brands, Inc.
Carter’s, Inc.	The Michaels Companies, Inc.
Dick’s Sporting Goods, Inc.	Tractor Supply Company
DSW Inc.	Urban Outfitters, Inc.
Foot Locker, Inc.	Williams-Sonoma, Inc.

The companies in this compensation peer group were selected using the following criteria:

•	Similar revenue size – 0.4x to 2.5x our last four fiscal quarters’ revenue as of the third quarter of 2018;

•	Companies primarily in the retail business; and

•	Similar business model and/or product.

This compensation peer group was used by the Compensation Committee during 2019 as a reference for understanding the compensation practices of companies in our industry sector and compensation peer group.

To analyze the compensation practices of the companies in our compensation peer group, Meridian gathered data for the peer group companies from public filings (primarily proxy statements). This market data was then used as a reference point for the Compensation Committee to assess our current compensation levels in the course of its deliberations on compensation forms and amounts.

The Compensation Committee reviews our compensation peer group at least annually and makes adjustments to its composition as necessary or appropriate, taking into account changes in both our business and the businesses of the companies in the compensation peer group.

In December 2019, the Compensation Committee, with the input of data and analysis from Meridian, approved the same compensation peer group for 2020 as described above.

Employment Agreements

We have entered into employment agreements with each of our Named Executive Officers and all of our other executive officers to help ensure the retention of those executive officers who are critical to the future success of the Company. For additional information regarding our employment agreements, see “—Employment Agreements with Named Executive Officers.”

Considerations in Setting 2019 Compensation

The Compensation Committee believes that to attract, retain, and motivate the Company’s executive officer talent, it is critical to review the compensation of each Named Executive Officer on an annual basis in relation to the Company’s compensation peer group using the appropriate job matches by position and performance. Meridian performs executive officer compensation benchmarking analyses for the Company each year, and the Compensation Committee reviews the Company’s compensation peer group annually to ensure that there is an appropriate mix of retail companies for comparison purposes.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In approving 2019 compensation for our Named Executive Officers, the Compensation Committee took into consideration the recommendation of the executive management team for compensation (i.e., our Chief Executive Officer, Chief Human Resources Officer and Vice President of Compensation and Benefits) relating to the total compensation package for our Named Executive Officers, which was determined based on guidance from Meridian regarding peer group data and position matching. Based on Company-wide operating results and the extent to which individual performance objectives were met in 2018, the Compensation Committee determined the total 2019 compensation opportunity for each of our Named Executive Officers. Our Compensation Committee believes that the total 2019 compensation opportunity for our Named Executive Officers was competitive while at the same time being responsible to our equityholders because a majority of the total 2019 compensation opportunity was allocated to variable “at risk” compensation, paid only upon achievement of both individual and Company performance objectives.

In setting executive officer compensation, the Compensation Committee generally strives to remain in the range of the 50th to 60th percentile of our compensation peer group for total annual target compensation which corresponds closely to our annual revenue placement within our peer group. For 2019: (i) total annual target compensation (i.e., base salary, annual target bonus and annual target equity grant) was between the 50th to the 60th percentile of our compensation peer group; (ii) base salary was between the 25th and 50th percentile of our compensation peer group; (iii) annual target bonuses were approximately around the 75th percentile of our compensation peer group; and (iv) the total target value of annual equity grants was between the 50th and 75th percentile of our compensation peer group.

The following is a summary of key considerations that affected the development of 2019 compensation decisions for our Named Executive Officers, and which the Compensation Committee believes will continue to affect its compensation decisions in future fiscal years:

Use of Market Data. We establish target compensation levels that are consistent with market practice and internal equity considerations (including position, responsibility and contribution) relative to base salaries, cash bonuses, and long-term equity compensation, as well as with the assessment of the appropriate pay mix for a particular position. In order to gauge the competitiveness of our compensation programs, we also review compensation practices and pay opportunities from our compensation peer group. We attempt to position ourselves to attract and retain qualified executive officers in the face of competitive pressures in relevant labor markets.

Emphasis on Performance. Our compensation program provides increased pay opportunity correlated with superior performance over the long term. When evaluating base salary, individual performance is the primary driver that determines each Named Executive Officer’s annual increase, if any. Historically, we have used both cash bonuses and performance vesting equity awards to reward Company and individual performance.

Importance of Company Results. In determining the amount of cash bonus for each Named Executive Officer, we may consider performance with respect to our success in implementing our business strategies that yield long-term benefits, such as developing a more exciting and productive experience in our stores and increasing the productivity of all of our assets. The Compensation Committee believes it is important to hold our Named Executive Officers accountable for overall Company results. Under the Company’s Executive Team Bonus Plan as in effect during 2019, 90% of the payout was tied to Company performance metrics and the remaining 10% was tied to individual performance metrics. The same weighting of Company and individual performance metrics also applies to the Executive Team Bonus Plan in effect for 2020.

Following the completion of this offering, we anticipate that the Compensation Committee will continue to adhere to the compensation philosophy described above.

Executive Officer Compensation Policies and Practices

Either during 2019 or in connection with or following this offering where noted, we either adopted or maintained the following executive officer compensation policies and practices, which include policies and

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practices that we have implemented to drive performance as well as policies and practices that either prohibit or minimize behaviors that we do not believe serve our equityholders’ long-term interests:

•	Composition of Compensation Committee. The Compensation Committee is comprised solely of nonemployee directors.

•

Compensation Committee Advisor. We anticipate that the Compensation Committee will engage its own independent compensation consultant either in connection with or following this offering. The Company currently retains Meridian as an advisor on executive pay related items.

•

Annual Executive Officer Compensation Review. The Compensation Committee conducted an annual review and approval of our compensation strategy, including a review and determination of our compensation peer group used for comparative purposes. In determining the base salary, bonus, long-term incentives, and perquisites for each of our Named Executive Officers, the Compensation Committee meets in March of each fiscal year to review and approve each executive officer’s compensation as compared to the Company’s compensation peer group. The Compensation Committee considers the data provided by Meridian and the recommendations provided by the Company’s executive management team for compensation and, in that context, approves the compensation for each Named Executive Officer.

•

Executive Officer Compensation Practices. Our compensation philosophy and related corporate governance policies and practices are complemented by several specific compensation practices that are designed to align our executive officer compensation with long-term equityholder interests, including the following:

•	Annual Performance Review. The Compensation Committee engages in an annual performance review of each Named Executive Officer based on our corporate results and individual performance.

•

Compensation At Risk. Our executive officer compensation program is designed so that a majority of compensation is “at risk” based on the Company’s performance, in the form of both short-term cash and long-term equity incentives to align the interests of our executive officers and equityholders.

•

No Defined Benefit Pension or Nonqualified Deferred Compensation Plans. We do not currently offer, nor do we have plans to provide, defined benefit pension arrangements or nonqualified deferred compensation plans or arrangements to our executive officers.

•

Nominal Special Health or Welfare Benefits. Our executive officers participate in broad-based company-sponsored health and welfare benefits programs on the same basis as our other full-time, salaried employees. However, in order to maintain continuity of leadership by encouraging physical well-being, the Compensation Committee has approved reimbursement for annual physicals for each of the Named Executive Officers in 2019.

•	No Post-Employment Tax Reimbursements. We do not provide any tax reimbursement payments (including “gross-ups”) on any severance or change-in-control payments or benefits.

•

No Options Granted with Exercise Price Below Fair Market Value, with Pre-Offering Fair Market Value determined based on Third-Party Valuations. All options have been granted with exercise prices equal to the fair market value of our Membership Units on the date of grant. We believe that such equity awards provide an appropriate long-term incentive for our executive officers, since the options reward them only to the extent that the value of our Membership Units increases and equityholders realize value following their grant date. Prior to this offering, the Board determined the fair market value of our Membership Units based on valuation reports intended to comply with the safe harbor under Section 409A of the Internal Revenue Code of 1986, as amended, or the Code, and the regulations promulgated thereunder that it received on a quarterly basis from a third party valuation expert.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

Multi-Year Time Vesting and Performance Vesting Requirements for Equity Awards. The options and restricted units granted to our executive officers vest over multi-year periods, consistent with current market practice and our retention objectives. In addition, certain options granted to our executive officers are subject to performance-based vesting requirements, and restricted units are subject to a liquidity event vesting requirement.

•	Hedging and Pledging Prohibited. We prohibit our executive officers from hedging our securities, pledging our securities as collateral for loans, or holding our securities in margin accounts.

Elements of 2019 Compensation Program

There are three key elements of our executive officer compensation program for our Named Executive Officers:

Component	Purpose	Overview
Base salary	• Compensate for services rendered each year	• Based on position, experience, job responsibilities, and performance
Annual cash incentive bonus	• Encourage achievement of our corporate performance objectives • Reward those individuals who significantly impact our corporate results	• Company performance (90% weighting) • Total Company EBITDA Dollars (40% weighting) • Total Company Sales (weighted 40%) • ROIC Percentage (weighted 10%) • Individual performance (10% weighting)
Long-term equity incentives	• Align executive officer and equityholder interests by creating a link between executive compensation and our long-term performance	• Options • Restricted Units

In addition to these key compensation elements, our Named Executive Officers are provided certain other compensation including perquisites and other benefits, as described in “—Other Compensation.”

Base Salary

We pay our Named Executive Officers base salaries to compensate them for services rendered each year. Base salary is a regular cash payment, the amount of which is based on position, experience, job responsibilities, and performance after considering the following primary factors: internal review of the executive officer’s compensation, relative to both U.S. national market targets and other compensation peer group executive officers’ salaries, and the Compensation Committee’s assessment of the executive officer’s individual prior performance and internal pay equity. Salary levels are typically considered annually as part of our performance review process but can be adjusted in connection with a promotion or other change in job responsibility.

In March 2019, in connection with its annual review of our executive officer compensation program, the Compensation Committee evaluated the base salaries of our executive officers, including the Named Executive Officers other than Mr. Lawrence (who commenced employment with us on February 11, 2019 and whose base salary was determined in connection with the negotiation of the employment agreement he entered into when he joined our Company), taking into consideration the competitive market analysis prepared by Meridian, the recommendations of the executive management team for compensation (i.e., our Chief Executive Officer, Chief Human Resources Officer and Vice President of Compensation and Benefits), and the other factors described above in “Governance of Executive Compensation Program.” Following this review, the Compensation

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Committee determined to increase the base salaries of our executive officers, other than our Mr. Hicks and Mr. Lawrence, to better position their compensation against the competitive market. The Compensation Committee considered but did not make a base salary increase for Mr. Hicks because he declined an increase for 2019. All base salary increases were effective from the date approved by the Compensation Committee and did not apply retroactively from the beginning of the fiscal year.

Effective on October 20, 2019, the Compensation Committee increased the base salary of Mr. Lawrence from $685,000 to $705,000 and of Mr. Johnson from $459,500 to $480,000, reflecting the increased responsibility assumed by Mr. Lawrence for all marketing operations and by Mr. Johnson for our customer care operations during 2019 and again without retroactive effect.

The following table summarizes the base salaries of the Named Executive Officers for fiscal years 2018 and 2019, in each case at rate in effect on the last day of such fiscal year. The actual salary amounts earned by the Named Executive Officers for 2019 are reported in the Summary Compensation Table.

Name	Fiscal 2018 Base Salary ($)	Fiscal 2019 Base Salary ($)	Percentage Increase (%)
Ken C. Hicks	1,100,000	1,100,000	—
Michael P. Mullican	475,000	489,500	3.05
Steve P. Lawrence	N/A	705,000	—
Sam J. Johnson	446,250	480,000	7.56
Ken D. Attaway	435,000	448,000	2.99

In March 2020, in connection with its annual review of our executive officer compensation program, the Compensation Committee increased the base salary of each Named Executive Officer (except Mr. Hicks, who declined an increase), reflecting the Compensation Committee’s assessment of the executive’s individual contributions and performance during the 2019 . In order to bring the base salaries of the Named Executive Officers closer to the 50th percentile of our compensation peer group, the Compensation Committee increased the base salary of Mr. Mullican to $508,000, Mr. Lawrence to $730,000, Mr. Johnson to $498,500, and Mr. Attaway to $465,500.

Executive Team Bonus Plan

We seek to have a significant portion of the compensation of our executive officers, including the Named Executive Officers, tied to performance. To accomplish this objective, we provide our executive officers with the opportunity to earn cash bonuses to encourage the achievement of both Company and individual performance objectives and to reward those individuals who significantly impact our corporate results.

In March 2019, the Compensation Committee approved the Executive Team Bonus Plan, an incentive bonus plan which provided an opportunity for our executive officers, including the Named Executive Officers, to earn annual cash bonuses based on our ability to achieve both Company and individual performance objectives. The Compensation Committee approves the performance goals for each year’s Executive Team Bonus Plan and believes that the targets it set for 2019 were challenging to achieve and reasonable and fairly incentivized participants. By setting the targets described below, the Compensation Committee established what it believed were stretch goals that would incentivize and reward exceptional employee performance without any guarantee that we would meet or exceed any such metrics in the prevailing business environment. The level of attainment of Company performance targets, other than total Company Adjusted EBITDA dollars, or Total Company EBITDA Dollars, and total Company sales, and of individual performance targets, other than his own, are recommended by Mr. Hicks to the Compensation Committee for its final approval.

The following table sets forth the metrics, the weighting of each metric and the minimum, target, and maximum levels of achievement (in each case, expressed as a percentage of the target payout), as well as the

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percentage of target bonus payout to each of the Chief Executive Officer and all other Named Executive Officers at each level of achievement (expressed as a percentage of their target bonus opportunity) under the Executive Team Bonus Plan. For the Company performance metrics, we use linear interpolation to determine the payout percentage where the level of achievement falls between minimum and target or target and maximum levels of achievement. For executive officers to be eligible for any bonus payout, the Company must achieve a minimum actual Adjusted EBITDA dollars result of 80% of the Total Company EBITDA Dollars target as set and approved by the Compensation Committee.

			Level of Achievement			% of Target Bonus Payout
Metrics		Weighting	Threshold	Target	Maximum	Threshold	Target	Maximum CEO	Maximum All Others
Company Performance	Total Company EBITDA Dollars	40%	90%	100%	110%	50%	100%	300%	200%
	Total Company Sales	40%	93%	100%	103%	50%	100%	300%	200%
	ROIC %	10%	90%	100%	110%	50%	100%	300%	200%

Individual Performance	Individual Goals	10%	Does not meet all expectations	Meets expectations	Outstanding	50%	100%	300%	200%

Company Performance Metrics

Under the Executive Team Bonus Plan, there is a Company performance component that represents 90% of each Named Executive Officer’s annual bonus opportunity. The Company performance metrics and weighting of total target bonus under the Executive Team Bonus Plan for 2019 were as follows for the Named Executive Officers: (i) Total Company EBITDA Dollars weighted at 40%; (ii) total Company sales weighted at 40%; and (iii) ROIC Percentage weighted at 10%. The level of achievement of these targets is subject to the final determination and approval of the Compensation Committee.

The Compensation Committee chose Adjusted EBITDA, sales and ROIC Percentage as the three Company performance metrics under the Executive Team Bonus Plan for the following reasons: (i) Adjusted EBITDA reflects the profitability of the Company, (ii) sales represents the growth of the Company; and (iii) ROIC Percentage represents the Company’s return on its investments.

Total Company sales are defined as the sales on our income statement. The Company’s ROIC Percentage is calculated as follows: (i) the numerator is defined as Adjusted EBITDA plus rent minus estimated taxes (24.5% tax rate assumption); and (ii) the denominator is defined as: (1) the sum of the 13-month average balances for: net receivables, inventory, prepaid expenses and other current assets, gross property and equipment, and other noncurrent assets, plus (2) eight times rent, minus (3) the sum of the 13-month average balances for: accounts payable, accrued liabilities, and income tax payable.

Individual Performance Metrics

Under the Executive Team Bonus Plan, there is an individual performance component that represents 10% of each Named Executive Officer’s annual bonus opportunity. The maximum payout under the individual performance component is three times (or 30% of his target bonus) for Mr. Hicks and two times (or 20% of his target bonus) for the other Named Executive Officers, with a minimum possible payout of zero if there is a failure to achieve the individual performance metrics and a threshold payout at 50% of the individual performance metric target bonus if it is determined that there was a reasonable, but not full, level of achievement of the applicable metrics. The level of achievement of each Named Executive Officer’s individual goals is determined holistically by Mr. Hicks and then recommended by him to the Compensation Committee for final approval (the Compensation Committee determines the level of achievement for Mr. Hicks without his input) ). The individual performance metrics (none of which are individually weighted) for each of our Named Executive Officers for 2019 were as follows: (i) for Mr. Hicks, blended attainment of the performance goals applicable to

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the whole executive officer team; (ii) for Mr. Mullican, increasing the productivity of our assets, improving our liquidity and balance sheet metrics, creating flexibility to re-finance our long-term debt, building an industry leading finance organization, and rigorously managing our expenses; (iii) for Mr. Lawrence, driving a power merchandiser strategy, developing a more exciting and productive shopping experience in our stores, creating a meaningful online business, and building an industry leading retail team; (iv) for Mr. Johnson, driving a power merchandiser strategy, developing a more exiting and productive shopping experience in our stores, building an industry leading retail team, and increasing the productivity of all of our assets; and (v) for Mr. Attaway, increasing the productivity of all our assets, driving a power merchandiser strategy, developing a more exciting and productive shopping experience in our stores, delivering top priority projects by ensuring prioritization of resources and adherence to schedule, and reducing total company shrink to deliver budget.

Achievement of Performance Goals

Bonus amounts are payable in a lump sum cash amount, and the payment with respect to any bonus amount under the Executive Team Bonus Plan is subject to a participant’s continued employment through the payment date, which is typically in April following the end of the applicable fiscal year. Actual annual cash incentive awards were calculated by multiplying each Named Executive Officer’s weighted average base salary for 2019 by his target bonus opportunity, which was then adjusted by an overall achievement factor based on the combined weighted achievement of the Company and individual performance metrics.

The following table summarizes the 2019 Company performance metric results:

		Level of Achievement
Metrics		Target	Achievement	Achievement as % of Target
Company Performance	Total Company EBITDA Dollars	$317.3 million	$323.2 million	101.9%
	Total Company Sales	$4.94 billion	$4.83 billion	97.9%
	ROIC %	13.7%	14.0%	102.2%

It was determined that each Named Executive Officers achieved his applicable individual performance goals at the targeted level of performance for 2019.

The following table summarizes the fiscal 2019 bonus earned by each Named Executive Officer under the Executive Team Bonus Plan based on actual performance, as compared to the target opportunity, for each of our Named Executive Officers:

Name	2019 Base Salary ($)(1)	Target Bonus (%)	Target Bonus Amount ($)	% of Salary Earned (%) for Achievement of Combined Company Performance Goals	% of Salary Earned (%) for Achievement of Individual Performance Goals	Overall Achievement Factor (%)	Actual Bonus Achieved ($)
Ken C. Hicks	1,100,000	150	1,650,000	154.9	15.0	169.9	1,868,667
Michael P. Mullican	487,822	100	487,822	93.6	10.0	103.6	505,353
Steve P. Lawrence(2)	690,730	120	828,876	112.3	12.0	124.3	858,663
Sam J. Johnson	463,840	100	463,840	93.6	10.0	103.6	480,509
Ken D. Attaway	446,495	100	446,495	93.6	10.0	103.6	462,541

(1)

Bonus payments under the Executive Team Bonus Plan were calculated by multiplying each Named Executive Officer’s weighted average base salary for 2019 (assuming for this purpose the number of days determined by subtracting the last day of the fiscal year from the first day) by his target bonus opportunity, which was then adjusted by an overall achievement factor based on the combined weighted achievement of the Company and individual performance metrics.

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(2)

Under the terms of the Executive Team Bonus Plan, annual bonuses are only prorated for participants who commence employment on or after February 15 of the applicable fiscal year. Because Mr. Lawrence commenced employment with us on February 11, 2019, his bonus payment was not prorated based on the number of days he worked in 2019. Mr. Lawrence’s target bonus amount under the Executive Team Bonus Plan was agreed upon as the result of negotiations in connection with the commencement of his employment in order to incentivize him to join our Company. The target bonus amounts of each other Named Executive Officer are the same as those in effect for 2018 and none of our Named Executive Officers received an increase to their target bonus amount for 2020.

Sign-on Bonus Payment

Pursuant to Mr. Lawrence’s employment agreement, dated January 29, 2019, he received a sign-on bonus of $200,000, which was paid by the Company within the first 30 days of his commencement of employment. Mr. Lawrence’s employment agreement provides that if his employment had been terminated either by the Company for Cause or by Mr. Lawrence without Good Reason (as such terms are defined in his employment agreement), in either case, before he had completed twelve months of employment (i.e., before February 11, 2020), he would have been required to repay to the Company a pro-rated portion of the sign-on bonus, calculated based on the number of whole months remaining in such 12 month period from the termination date. Mr. Lawrence’s employment agreement was negotiated at arm’s-length, and the sign-on bonus was designed to make him whole for compensation to which he may have been entitled from his prior employer, and to provide him with market-competitive compensation and benefits.

Long-Term Equity Incentive Compensation

Our Named Executive Officers are provided long-term equity incentive compensation in the form of annual equity awards. The use of long-term equity incentives creates a link between executive compensation and our long-term performance and growth, thereby creating alignment between executive officer and equityholder interests.

The Compensation Committee believes that long-term incentive compensation is an effective means for incentivizing our executive officers, including the Named Executive Officers, to increase equity value over a multi-year period, provides a meaningful reward for appreciation in the value of our equity and long-term value creation, and motivates them to remain employed with us. Our equity award grant practices are designed to reflect a balance between:

•	our desire to motivate, retain, and reward executive talent;

•	our need to remain competitive in recruiting; and

•	effectively managing the dilution of equityholders’ interests.

The New Academy Holding Company LLC 2011 Unit Incentive Plan, or the 2011 Equity Plan, became effective on August 30, 2011 and has been subsequently amended on multiple occasions to increase the number of Membership Units available for issuance thereunder, most recently on August 26, 2020. Under the 2011 Equity Plan, we granted each Named Executive Officer options to purchase Membership Units of the Company, or Options, and phantom units that may be settled in Membership Units of the Company, or Restricted Units. Following the effectiveness of our 2020 Equity Plan (defined below), no further awards will be granted under the 2011 Equity Plan. However, all outstanding awards granted under the 2011 Equity Plan will continue to be governed by the existing terms of the 2011 Equity Plan and the applicable award agreements. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our existing 2011 Equity Plan and our 2020 Equity Plan and the ESPP (defined below) to be adopted in connection with this offering.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We use equity awards in the form of Options and Restricted Units to deliver the annual long-term incentive compensation opportunities to our executive officers, including the Named Executive Officers, and to address special situations as they may arise from time to time. The Compensation Committee believes that Options, when granted with exercise prices equal to the fair market value of our Membership Units on the date of grant, provide an appropriate long-term incentive for our executive officers, since the Options reward them only to the extent the price of our Membership Units increases and equityholders realize value following their grant date. The Compensation Committee believes that Restricted Unit awards help us to retain our executive officers and reward them for long-term stock price appreciation while at the same time providing some value to the recipient. The Compensation Committee also believes that Restricted Unit awards helps us to manage dilution to existing equityholders and provide greater transparency and predictability to our executive officers regarding the ultimate value of their compensation opportunities.

In determining the appropriate mix of Options and Restricted Units, the Compensation Committee considers competitive market data of the types of equity award compensation provided to executive officers by the companies in our compensation peer group, with a goal of reaching a mix that would provide the appropriate incentives while staying competitive in our market.

As discussed above, the Compensation Committee determines the amount of long-term incentive compensation for our executive officers as part of its annual compensation review and after taking into consideration the recommendations of the executive management team for compensation (i.e., our Chief Executive Officer, Chief Human Resources Officer and Vice President of Compensation and Benefits) which are based on a competitive market analysis, criticality of position and individual performance (both historical and expected future performance), the accounting impact of the proposed awards on our earnings, our “burn rate” in relation to the retail sector benchmarks, and the other factors described above in “Governance of Executive Compensation Program.”

For more information regarding long-term equity incentive compensation, see “—Equity Compensation Plans.”

Equity Awards under 2011 Equity Plan

Options

The Company has granted Options subject to time-based vesting, or Time Options, and Options subject to performance-based vesting, or Performance Options, to each Named Executive Officer pursuant to different forms of Option award agreements under the 2011 Equity Plan, as described below, each an Option Agreement.

Option Agreements of the Chief Executive Officer

2018 CEO Option Agreement

On September 16, 2018, the Company granted 518,135 Time Options and 259,068 Performance Options with an exercise price of $5.44 to Mr. Hicks pursuant to an Option Agreement under the 2011 Equity Plan, or the 2018 CEO Option Agreement.

With regard to vesting of Time Options, the 2018 CEO Option Agreement provides:

•

1/48th of the Time Options become vested and exercisable on each monthly anniversary of the vesting commencement date (April 5, 2018), subject to Mr. Hicks’ continued service through the applicable vesting date.

•

Upon a termination of Mr. Hicks’ service at any time by reason of death or disability, that portion of the Time Option that would have become vested and exercisable on the vesting date of the Time Option immediately following the date of such termination, had Mr. Hicks remained in service through such vesting date, will become vested and exercisable as of such termination.

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•

In connection with any Change of Control (as defined in the 2011 Equity Plan), any then-outstanding and unvested portion of the Time Option will become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control.

With regard to vesting of Performance Options, the 2018 CEO Option Agreement provides:

•

The Performance Options will be eligible to become vested and exercisable, or Earned, with respect to a percentage of Membership Units that are subject to the Performance Options based on the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurs, such period, the Option Grant Year, in accordance with the following terms and conditions:

•

The Performance Options will become Earned based on the Company’s level of achievement of consolidated Adjusted EBITDA for the Option Grant Year and thereafter become vested and exercisable based on elapsed time, in accordance with the terms set forth in the Option Agreement, such that the portion of the Performance Options that has been Earned shall become vested and exercisable on the vesting date required by the Option Agreement; provided that no portion of the Performance Options shall become Earned (and thereby become eligible to become vested and exercisable), unless Mr. Hicks remains in service through the date on which the Compensation Committee determines that the applicable condition(s) to becoming Earned has been satisfied.

•

If the Company’s actual consolidated Adjusted EBITDA for the Option Grant Year is: (i) equal to or greater than the “high performance target,” then 100% of the Performance Option shall be Earned; (ii) less than the “high performance target” but equal to or greater than the “low performance target,” then a specified percentage (based on a linear performance scale) of the Performance Option shall be Earned; and (iii) less than the “low performance target,” then none of the Membership Units that are subject to the Performance Option shall be Earned.

•

25% of the portion of the Performance Option that has been Earned shall become vested and exercisable on the date of determination by the Compensation Committee of the Company’s actual consolidated Adjusted EBITDA for the Option Grant Year and the remaining portion of the Performance Option that has been Earned shall become vested and exercisable on each monthly anniversary of the last day of the Option Grant Year in equal installments, such that 100% of the portion of the Performance Option that has been Earned shall be vested and exercisable on the third anniversary of the last day of the Option Grant Year.

•

The 2018 CEO Option Agreement further provides that (i) if any portion of the Performance Option that has not been Earned remains outstanding and unvested as of February 2, 2022, and (ii) the Compensation Committee determines that the fair market value of a Membership Unit of the Company as of such date equals or exceeds the applicable target Membership Unit price, then 100% of the portion of the Performance Options that has not been Earned as of such date shall become vested and exercisable immediately upon such determination. No portion of the Performance Options may become vested pursuant to this paragraph following a termination of service for any reason.

•

Upon a termination of service at any time by reason of death or disability, to the extent Earned as of the date of such termination, the portion of the Performance Options that would have become vested and exercisable on the vesting date of the Performance Options immediately following the date of such termination, had he remained in service through such vesting date, will become vested and exercisable as of such termination.

•	In connection with a Change of Control:

•	If such Change of Control occurs during the Option Grant Year, then any then-outstanding and unvested portion of the Performance Options shall become vested and exercisable as to 100% of

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the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control.

•

If such Change of Control occurs following the Option Grant Year, then any then-outstanding and unvested portion of the Performance Options that has been Earned as of immediately prior to such Change of Control shall become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control, and any portion of the Performance Options that has not been Earned as of immediately prior to such Change of Control shall be automatically forfeited upon the consummation of such Change of Control.

As of the 2019 fiscal year end, the Performance Options granted under the 2018 CEO Option Agreement have not been Earned because the Compensation Committee determined that the Company’s actual consolidated Adjusted EBITDA for the Option Grant Year was less than the “low performance target.” Pursuant to the 2018 CEO Option Agreement, if the Compensation Committee determines that the fair market value of a Membership Unit of the Company as of the specified measurement date equals or exceeds the specified target Membership Unit price, then 100% of the Performance Options that have not been Earned as of such date shall become vested and exercisable immediately upon such determination, subject to continued service.

2019 CEO Option Agreement

On March 7, 2019, the Company granted 694,301 Time Options and 341,969 Performance Options with an exercise price of $5.26 to Mr. Hicks pursuant to an Option Agreement under the 2011 Equity Plan, or the 2019 CEO Option Agreement.

The 2019 CEO Option Agreement is substantially similar to the 2018 CEO Option Agreement, except that (i) vesting is measured from the grant date (not an earlier vesting commencement date), and (ii) with respect to any portion of the Performance Option that has not been Earned and remains outstanding and unvested following the Compensation Committee’s determination for the Option Grant Year, the applicable target Membership Unit price is different and the measurement date is January 28, 2023.

As described above, in order for the Performance Options to vest under the 2019 CEO Option Agreement, the Compensation Committee must certify that the Company achieved the 2019 Adjusted EBITDA dollar target. The Compensation Committee determined that as of March 5, 2020, the Company met the Option Grant Year “high performance target” of $317.3 million in 2019 by achieving an actual EBITDA dollar amount of $323.2 million. Accordingly, 100% of the Performance Options granted under the 2019 CEO Option Agreement were Earned and will vest pursuant to the applicable time vesting provisions for Performance Options in the 2019 CEO Option Agreement.

2020 CEO Option Agreement

On March 5, 2020, the Company granted 870,757 Time Options with an exercise price of $5.49 to Mr. Hicks pursuant to an Option Agreement under the 2011 Equity Plan, or the 2020 CEO Option Agreement.

With regard to vesting of Time Options, the 2020 CEO Option Agreement provides:

•

1/48th of the Time Options become vested and exercisable on each monthly anniversary of the grant date, subject to Mr. Hicks’ continued service through the applicable vesting date; provided, that if his service is terminated by the Company without Cause or due to his resignation for Good Reason (as such terms are defined in Mr. Hicks’ employment agreement) at any time prior to the sixth monthly anniversary of the grant date, then 6/48th of the Time Options shall be vested and exercisable on the date of such termination.

•	Upon a termination of Mr. Hicks’ service at any time by reason of death or disability, that portion of the Time Option that would have become vested and exercisable on the vesting date of the Time

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Option immediately following the date of such termination, had he remained in service through such vesting date, will become vested and exercisable as of such termination.

•

In connection with any Change of Control, any then-outstanding and unvested portion of the Time Option will become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control.

Option Agreements of the Other Named Executive Officers

2016 Executive Option Agreement

On March 27, 2016, the Company granted 118,337 Time Options with an exercise price of $5.30 (repriced down from $5.96 by the Compensation Committee in 2018) to Mr. Attaway pursuant to an Option Agreement under the 2011 Equity Plan, or the 2016 Executive Option Agreement.

The 2016 Executive Option Agreement is substantially similar to the 2018 CEO Option Agreement, except that it contains the following vesting schedule with respect to the Time Options:

•	25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to Mr. Attaway’s continued service through the applicable vesting date.

Pursuant to the 2016 Executive Option Agreement, the Company also granted Mr. Attaway 59,169 Performance Options, which, after failing to achieve the performance goal initially applicable in 2016, could only become vested if the Compensation Committee certified that the Company achieved the target Membership Unit price of $12.25 as of February 1, 2020. Because the market value of a Membership Unit was $5.49 as of February 1, 2020, the Compensation Committee determined that the Performance Options granted to Mr. Attaway pursuant to the 2016 Executive Option Agreement were forfeited on that date.

2017 Executive Option Agreement

The Company granted the following awards of Options to each of Messrs. Mullican, Johnson, and Attaway pursuant to an Option Agreement under the 2011 Equity Plan, or the 2017 Executive Option Agreement:

•

On March 23, 2017, the Company granted 98,523 Time Options and 49,261 Performance Options with an exercise price of $5.30 (repriced down from $6.03 by the Compensation Committee in 2018) to Mr. Mullican;

•

On June 6, 2017, the Company granted 73,892 Time Options and 36,946 Performance Options with an exercise price of $5.30 (repriced down from $6.03 by the Compensation Committee in 2018) to Mr. Johnson; and

•

On March 23, 2017, the Company granted 123,154 Time Options and 61,576 Performance Options with an exercise price of $5.30 (repriced down from $6.03 by the Compensation Committee in 2018) to Mr. Attaway.

The 2017 Executive Option Agreement is substantially similar to the 2018 CEO Option Agreement, except as described below.

With regard to Time Options:

•	25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to the grantee’s continued service through the applicable vesting date.

With regard to Performance Options:

•	25% of the portion of the Performance Option that has been Earned shall become vested and exercisable on the date of determination by the Compensation Committee of the Company’s actual

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

consolidated Adjusted EBITDA for the Option Grant Year and the remaining portion of the Performance Option that has been Earned shall become vested and exercisable on each anniversary of the last day of the Option Grant Year in equal installments of 25%, such that 100% of the portion of the Performance Option that has been Earned shall be vested and exercisable on the third anniversary of the last day of the Option Grant Year.

•

For any portion of the Performance Option that has not been Earned and remains outstanding and unvested following the Compensation Committee’s determination for the Option Grant Year, if the Compensation Committee determines that the fair market value of a Membership Unit of the Company as of February 1, 2021 equals or exceeds the applicable target Membership Unit price, then 100% of the Performance Options that have not been Earned as of such date shall become vested and exercisable immediately upon such determination, subject to continued service.

For 2017, the Compensation Committee determined on March 6, 2018 that the Company’s actual consolidated Adjusted EBITDA for the Option Grant Year was less than the “high performance target” but greater than the “low performance target.” Accordingly, a specified percentage (56.5%) of the Performance Options granted under the 2017 Executive Option Agreement, as determined by the linear performance scale, were Earned and vest pursuant to the applicable time vesting provisions for Performance Options in the 2017 Executive Option Agreement, with the remaining portion of the Performance Options not being Earned. Pursuant to the 2017 Executive Option Agreement, if the Compensation Committee determines that the fair market value of a Membership Unit of the Company as of the specified measurement date equals or exceeds the specified target Membership Unit price, then 100% of the Performance Options that have not been Earned as of such date shall become vested and exercisable immediately upon such determination, subject to continued service.

2018 Executive Option Agreement

The Company granted the following awards of Options to each of Messrs. Mullican, Johnson, and Attaway pursuant to an Option Agreement under the 2011 Equity Plan, or the 2018 Executive Option Agreement:

•	On April 5, 2018, the Company granted 128,825 Time Options and 64,412 Performance Options with an exercise price of $5.23 to Mr. Mullican;

•	On April 5, 2018, the Company granted 104,670 Time Options and 52,335 Performance Options with an exercise price of $5.23 to Mr. Johnson; and

•	On April 5, 2018, the Company granted 112,722 Time Options and 56,361 Performance Options with an exercise price of $5.23 to Mr. Attaway.

The 2018 Executive Option Agreement is substantially similar to the 2017 Executive Option Agreement except that for any portion of the Performance Option that has not been Earned and remains outstanding and unvested following the Compensation Committee’s determination for the Option Grant Year, the target Membership Unit price is different and the measurement date is February 2, 2022 for each of Messrs. Mullican, Johnson, and Attaway.

As of the 2019 fiscal year end, the Performance Options granted under the 2018 Executive Option Agreement had not been Earned because the Compensation Committee determined that the Company’s actual consolidated Adjusted EBITDA for the Option Grant Year was less than the “low performance target.” Pursuant to the 2018 Executive Option Agreement, if the Compensation Committee determines that the fair market value of a Membership Unit of the Company as of the specified measurement date equals or exceeds the specified target Membership Unit price, then 100% of the Performance Options that have not been Earned as of such date shall become vested and exercisable immediately upon such determination, subject to continued service.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

2019 Executive Option Agreement

The Company granted the following awards of Options to each of Messrs. Mullican, Lawrence, Johnson, and Attaway pursuant to an Option Agreement under the 2011 Equity Plan, or the 2019 Executive Option Agreement:

•	On March 7, 2019, the Company granted:

•	138,861 Time Options and 68,393 Performance Options with an exercise price of $5.26 to Mr. Mullican;

•

411,270 Time Options and 106,865 Performance Options with an exercise price of $5.26 to Mr. Lawrence in connection with the commencement of his employment with us, pursuant to his employment agreement;

•	121,504 Time Options and 59,844 Performance Options with an exercise price of $5.26 to Mr. Johnson; and

•	112,824 Time Options and 55,570 Performance Options with an exercise price of $5.26 to Mr. Attaway.

The 2019 Executive Option Agreement is substantially similar to the 2017 Executive Option Agreement, except that for any portion of the Performance Option that has not been Earned and remains outstanding and unvested following the Compensation Committee’s determination for the Option Grant Year: (i) the target Membership Unit price is different and the measurement date is February 3, 2023 for each of Messrs. Mullican, Johnson, and Attaway, and (ii) the target Membership Unit price is different and the measurement date is January 28, 2023 for Mr. Lawrence.

As described above, in order for the Performance Options to vest under the 2019 Executive Option Agreement, the Compensation Committee must certify that the Company achieved the 2019 Adjusted EBITDA dollar target. The Compensation Committee determined that as of March 5, 2020, the Company met the Option Grant Year “high performance target” of $317.3 million in 2019 by achieving an actual Adjusted EBITDA dollar amount of $323.2 million. Accordingly, 100% of the Performance Options granted under the 2019 Executive Option Agreement were Earned and will vest pursuant to the applicable time vesting provisions for Performance Options in the 2019 Executive Option Agreement.

2020 Executive Option Agreement

The Company granted the following awards of Options to each of Messrs. Mullican, Lawrence, Johnson, and Attaway pursuant to an Option Agreement under the 2011 Equity Plan, or the 2020 Executive Option Agreement:

•	On March 5, 2020, the Company granted:

•	156,736 Time Options with an exercise price of $5.49 to Mr. Mullican;

•	217,689 Time Options with an exercise price of $5.49 to Mr. Lawrence;

•	156,736 Time Options with an exercise price of $5.49 to Mr. Johnson; and

•	113,198 Time Options with an exercise price of $5.49 to Mr. Attaway.

With regard to vesting of Time Options, the 2020 Executive Option Agreement provides:

•	25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to the grantee’s continued service through the applicable vesting date.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

Upon a termination of the grantee’s service at any time by reason of death or disability, that portion of the Time Option that would have become vested and exercisable on the vesting date of the Time Option immediately following the date of such termination, had the grantee remained in service through such vesting date, will become vested and exercisable as of such termination.

•

In connection with any Change of Control, any then-outstanding and unvested portion of the Time Option will become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control.

Restricted Units

The Company has granted Restricted Units to each Named Executive Officer pursuant to different forms of Restricted Unit award agreements under the 2011 Equity Plan, as described below, each a Restricted Unit Agreement. As of February 1, 2020, the Company had not recognized stock-based compensation expense for Restricted Units, some of which are subject to both a service-based vesting condition and a liquidity event-based vesting condition and others which are subject to a service-based vesting condition, a Company performance vesting condition, and a liquidity event-based vesting condition, because in each case the liquidity event had not occurred and, therefore, cannot be considered probable. In the period in which the Company’s liquidity event is probable (e.g., in connection with the consummation of this offering), the Company will record a cumulative one-time equity-based compensation expense determined using the grant date fair values. Equity-based compensation related to remaining time-based service after the liquidity event will be recorded over the remaining requisite service period.

Restricted Unit Agreements of the CEO

2018 Independent Non-Employee Director Restricted Unit Agreement

On March 6, 2018, the Company granted 19,121 Restricted Units to Mr. Hicks for his service as a member of the Board pursuant to a Restricted Unit Agreement under the 2011 Equity Plan, or the 2018 Independent Non-Employee Director Restricted Unit Agreement.

The 2018 Independent Non-Employee Directors Restricted Unit Agreement provides that, subject to Mr. Hicks’ continued service on such date, 100% of the Restricted Units shall vest on the earliest of (i) March 6, 2019, (ii) his termination of service due to death or disability or (iii) a Change of Control. The Restricted Units under the 2018 Independent Non-Employee Directors Restricted Unit Agreement became fully vested on March 6, 2019.

2018 CEO Restricted Unit Agreement

On September 16, 2018, the Company granted 735,295 Restricted Units to Mr. Hicks pursuant to a Restricted Unit Agreement under the 2011 Equity Plan, or as amended on January 30, 2019, the 2018 CEO Restricted Unit Agreement.

The 2018 CEO Restricted Unit Agreement provides:

•

Settlement of Restricted Units is conditioned on satisfaction of two vesting requirements before the seventh anniversary of the grant date (or earlier termination of Restricted Units pursuant to the Restricted Unit Agreement): (i) a time and service based requirement, or the Time and Service Based Requirement, and (ii) a liquidity event requirement, or the Liquidity Event Requirement, each as described in clauses (1) and (2) below:

•

(1) The Liquidity Event Requirement will be satisfied on the earliest to occur of: (i) the consummation of this offering, and (ii) the date of a Change of Control, any of the foregoing (i) and (ii) being an Initial Vesting Event, if Mr. Hicks is in continuous service on the date of the Initial Vesting Event.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

(2) Provided that Mr. Hicks is in continuous service on each applicable vesting date described below, the Time and Service Based Requirement will be satisfied as to the following percentages of the Restricted Units:

•

(i) If the Initial Vesting Event occurs prior to the 24th monthly anniversary of the vesting commencement date (June 22, 2018), the total number of Restricted Units that will vest on the Initial Vesting Event shall be increased by 1/24th upon each monthly anniversary of the vesting commencement date, and

•	(ii) If the Initial Vesting Event occurs on or after the 24th monthly anniversary of the vesting commencement date, all of the Restricted Units will vest on the Initial Vesting Event;

provided, that, if Mr. Hicks is in continuous service on the date of a Change of Control, then the Time and Service Based Requirement will thereupon be satisfied as to 100% of the Restricted Units.

Restricted Units will only vest as set forth below if both the Time and Service Based Requirement and the Liquidity Event Requirement are satisfied before the expiration date of the Restricted Units:

•	Restricted Units Vested at Initial Vesting Event.

•

If Mr. Hicks is in continuous service on the date of the Initial Vesting Event, then (i) if the Initial Vesting Event is a Change of Control, all (100%) of the Restricted Units will become vested upon the Change of Control, and (ii) if the Initial Vesting Event is an IPO (such as this offering), the Restricted Units shall become vested as of the IPO based on the vesting schedule set forth in clause (2) above and any then-unvested Restricted Units shall be subject to continued vesting on the vesting schedule set forth below with regard to “Restricted Units Vested after IPO”, if applicable.

•

If Mr. Hicks’ continuous service terminates for any reason prior to the date of the Initial Vesting Event, then all Restricted Units, including those Restricted Units that met the Time and Service Based Requirement at the time of Mr. Hicks’ termination of service, will be forfeited as of the date of his termination of service.

•	Restricted Units Vested after IPO.

•

If Mr. Hicks is in continuous service on the date of this offering, then with respect to any unvested Restricted Units as of such date, vesting will continue under the Time and Service Based Requirement as set forth in clause (2) above, each vesting date a Subsequent Vesting Event. If his service is terminated at any time following this offering, any then-unvested Restricted Units shall be forfeited as of the date of his termination of service.

The 2018 CEO Restricted Unit Agreement provides that within 30 days following the occurrence of the Initial Vesting Event or any Subsequent Vesting Event as set forth above, Restricted Units that vest as of the Initial Vesting Event or any Subsequent Vesting Event shall be settled; provided, that if the Initial Vesting Event is an IPO (such as this offering), the Restricted Units that vest as of the IPO shall be settled on the earlier to occur of (x) the date that is six months after the consummation of the IPO or (y) March 15th of the calendar year following the calendar year in which the IPO is consummated.

2020 CEO Restricted Unit Agreement

On March 5, 2020, the Company granted 303,279 Restricted Units to Mr. Hicks pursuant to a Restricted Unit Agreement under the 2011 Equity Plan, or the 2020 CEO Restricted Unit Agreement.

The 2020 CEO Restricted Unit Agreement provides that only “Earned Restricted Units” are eligible to become vested in accordance with the vesting schedule set forth therein. Restricted Units become “Earned

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Restricted Units” based on (i) the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurs, such period, the RU Grant Year, or (ii) the Company’s achievement of a specified target Membership Unit price, or (iii) a Change of Control occurring during the RU Grant Year, in each case of clauses (i) and (ii) above in accordance with the performance targets set forth in the 2020 CEO Restricted Unit Agreement.

If the Company’s actual consolidated Adjusted EBITDA for the RU Grant Year is: (i) equal to or greater than the “high performance target,” then 100% of the Restricted Units shall be Earned Restricted Units; (ii) less than the “high performance target” but equal to or greater than the “low performance target,” then a specified percentage (based on a linear performance scale) of the Restricted Units shall be Earned Restricted Units; and (iii) less than the “low performance target,” then none of the Restricted Units shall become Earned Restricted Units.

The 2020 CEO Restricted Unit Agreement provides that if prior to consummation of an IPO or Change of Control (i) any Restricted Units that have not become Earned Restricted Units remain outstanding and unvested as of February 2, 2024, and (ii) the Compensation Committee determines that the fair market value of a Membership Unit of the Company as of such date equals or exceeds the applicable target Membership Unit price, then 100% of the Restricted Units that have not become Earned Restricted Units as of such date shall become Earned Restricted Units immediately upon such determination by the Compensation Committee. No Restricted Units may become Earned Restricted Units pursuant to this paragraph following a termination of service for any reason or following the consummation of an IPO or Change of Control.

The 2020 CEO Restricted Unit Agreement further provides that (i) if a Change of Control occurs during the RU Grant Year, then all outstanding Restricted Units shall automatically become Earned Restricted Units immediately prior to such Change of Control and (ii) if a Change of Control occurs following the RU Grant Year, any Restricted Units that are not Earned Restricted Units as of immediately prior to such Change of Control shall be automatically forfeited upon the consummation of such Change of Control.

With regard to vesting, the 2020 CEO Restricted Unit Agreement provides:

•

Earned Restricted Units have two vesting requirements that must occur before the 10th anniversary of the grant date (or earlier termination of Restricted Units pursuant to the Restricted Unit Agreement): (i) a time and service based requirement, or the Time and Service Based Requirement and (ii) a liquidity event requirement, or the Liquidity Event Requirement, each as described in clauses (1) and (2) below:

•

(1) The Liquidity Event Requirement will be satisfied on the earlier to occur of: (i) the consummation of this offering, and (ii) the date of a Change of Control, any of the foregoing (i) and (ii) being an Initial Vesting Event, if Mr. Hicks is in continuous service on the date of the Initial Vesting Event.

•

(2) Provided that Mr. Hicks is in continuous service on each applicable vesting date described below, the Time and Service Based Requirement will be satisfied as to the following percentages of the Earned Restricted Units:

•

(i) If the Initial Vesting Event occurs prior to the 48th monthly anniversary of the grant date, the total number of Earned Restricted Units that will vest on the Initial Vesting Event shall be increased by 1/48th upon each monthly anniversary of the grant date; provided, that, if Mr. Hicks’ service is terminated by the Company without Cause or due to his resignation for Good Reason (as such terms are defined in Mr. Hicks’ employment agreement) prior to the sixth monthly anniversary of the grant date, then 6/48th of the Earned Restricted Units will vest on the Initial Vesting Event, and

•	(ii) If the Initial Vesting Event occurs on or after the 48th monthly anniversary of the grant date, all of the Earned Restricted Units will vest on the Initial Vesting Event;

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

provided, that, if Mr. Hicks is in continuous service on the date of a Change of Control, then the Time and Service Based Requirement will thereupon be satisfied as to 100% of the Earned Restricted Units.

Earned Restricted Units will only vest as set forth below if both the Time and Service Based Requirement and the Liquidity Event Requirement are satisfied before the expiration date of the Restricted Units:

•	Earned Restricted Units Vested at Initial Vesting Event.

•

If Mr. Hicks is in continuous service on the date of the Initial Vesting Event, then (i) if the Initial Vesting Event is a Change of Control, all of the Earned Restricted Units will become vested upon the Change of Control, and (ii) if the Initial Vesting Event is an IPO (such as this offering), the Earned Restricted Units shall become vested as of the IPO based on the vesting schedule set forth in clause (2) above and any then-unvested Earned Restricted Units shall be subject to continued vesting on the vesting schedule set forth below with regard to “Earned Restricted Units Vested after IPO”, if applicable.

•

If Mr. Hicks’ continuous service terminates for any reason prior to the date of the Initial Vesting Event, then all Restricted Units (including those Earned Restricted Units that met the Time and Service Based Requirement at the time of his termination of service) will be forfeited as of the date of his termination of service.

•	Earned Restricted Units Vested after IPO.

•

If Mr. Hicks is in continuous service on the date of this offering, then with respect to any unvested Earned Restricted Units as of such date, vesting will continue under the Time and Service Based Requirement schedule as set forth in clause (2) above, each vesting date, a Subsequent Vesting Event. If his service is terminated at any time following this offering, any then-unvested Earned Restricted Units shall be forfeited as of the date of his termination of service.

The 2020 CEO Restricted Unit Agreement provides that within 30 days following the occurrence of the Initial Vesting Event or any Subsequent Vesting Event as set forth above, Earned Restricted Units that vest as of the Initial Vesting Event or any Subsequent Vesting Event shall be settled; provided, that if the Initial Vesting Event is an IPO (such as this offering), the Earned Restricted Units that vest as of the IPO shall be settled on the earlier to occur of (x) the date that is six months after the consummation of the IPO or (y) March 15th of the calendar year following the calendar year in which the IPO is consummated.

Restricted Unit Agreements of the Other Named Executive Officers

2018 Executive Restricted Unit Agreement

The Company granted the following awards of Restricted Units to each of Messrs. Mullican, Johnson, and Attaway pursuant to a Restricted Unit Agreement under the 2011 Equity Plan, or the 2018 Executive Restricted Unit Agreement.

•	On June 22, 2018, the Company granted

•	377,359 Restricted Units to Mr. Mullican;

•	235,850 Restricted Units to Mr. Johnson; and

•	141,510 Restricted Units to Mr. Attaway.

With regard to vesting, the 2018 Executive Restricted Unit Agreement provides:

•

Settlement of Restricted Units is conditioned on satisfaction of two vesting requirements before the fifth anniversary of the grant date (or earlier termination of Restricted Units pursuant to the Restricted Unit Agreement): (i) a time and service based requirement, or the Time and Service Based

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Requirement and (ii) a liquidity event requirement, or the Liquidity Event Requirement, each as described in clauses (1) and (2) below:

•

(1) The Liquidity Event Requirement will be satisfied on the earlier to occur of: (i) the consummation of this offering, and (ii) the date of a Change of Control, any of the foregoing (i) and (ii) being an Initial Vesting Event, if the grantee is in continuous service on the date of the Initial Vesting Event.

•

(2) Provided that the grantee is in continuous service on each applicable vesting date described below, the Time and Service Based Requirement will be satisfied as to the following percentages of the Restricted Units:

•	(i) 25% on or after the first anniversary of the grant date but prior to the second anniversary of the grant date,

•	(ii) 25% on or after the second anniversary of the grant date but prior to the third anniversary of the grant date,

•	(iii) 25% on or after the third anniversary of the grant date but prior to the fourth anniversary of the grant date, and

•	(iv) 25% on or after the fourth anniversary of the grant date;

provided, that, if the grantee is in continuous service on the date of a Change of Control, then the Time and Service Based Requirement will thereupon be satisfied as to 100% of the Restricted Units.

Restricted Units will only vest as set forth below if both the Time and Service Based Requirement and the Liquidity Event Requirement are satisfied before the expiration date of the Restricted Units:

•	Restricted Units Vested at Initial Vesting Event.

•

If the grantee is in continuous service on the date of the Initial Vesting Event, then (i) if the Initial Vesting Event is a Change of Control, all of the Restricted Units will become vested upon the Change of Control, and (ii) if the Initial Vesting Event is an IPO (such as this offering), the Restricted Units shall become vested as of the IPO based on the vesting schedule set forth in clause (2) above and any then-unvested Restricted Units shall be subject to continued vesting on the vesting schedule set forth below with regard to “Restricted Units Vested after IPO”, if applicable.

•

If the grantee’s continuous service terminates for any reason prior to the date of the Initial Vesting Event, then all Restricted Units, including all Restricted Units that met the Time and Service Based Requirement at the time of the grantee’s termination of service, will be forfeited as of the date of the grantee’s termination of service.

•	Restricted Units Vested after IPO.

•

If the grantee is in continuous service on the date of this offering, then with respect to any unvested Restricted Units as of such date, vesting will continue under the Time and Service Based Requirement as set forth in clause (2) above, each vesting date a Subsequent Vesting Event. If the grantee’s service is terminated at any time following this offering, any then-unvested Restricted Units shall be forfeited as of the date of the grantee’s termination of service.

The 2018 Executive Restricted Unit Agreement provides that within 30 days following the occurrence of the Initial Vesting Event or any Subsequent Vesting Event as set forth above, Restricted Units that vest as of the Initial Vesting Event or any Subsequent Vesting Event shall be settled; provided, that if the Initial Vesting Event is an IPO (such as this offering), the Restricted Units that vest as of the IPO shall be settled on the earlier to occur of (x) the date that is six months after the consummation of the IPO or (y) March 15th of the calendar year following the calendar year in which the IPO is consummated.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

2019 Executive Restricted Unit Agreement

On March 7, 2019, the Company granted 142,586 Restricted Units to Mr. Lawrence in connection with the commencement of his employment with us pursuant to a Restricted Unit Agreement under the 2011 Equity Plan, or the 2019 Executive Restricted Unit Agreement. The 2019 Executive Restricted Unit Agreement is identical to the 2018 Executive Restricted Unit Agreement.

2020 Executive Restricted Unit Agreement

The Company granted the following awards of Restricted Units to each of Messrs. Mullican, Lawrence, Johnson, and Attaway pursuant to a Restricted Unit Agreement under the 2011 Equity Plan, or the 2020 Executive Restricted Unit Agreement:

•	On March 5, 2020, the Company granted:

•	54,591 Restricted Units to Mr. Mullican;

•	75,820 Restricted Units to Mr. Lawrence;

•	54,591 Restricted Units to Mr. Johnson; and

•	39,427 Restricted Units to Mr. Attaway.

The 2020 Executive Restricted Unit Agreement is substantially similar to the 2020 CEO Restricted Unit Agreement, except that it contains the following vesting schedule with respect to the Time and Service Based Requirement:

•

Provided that the grantee is in continuous service on each applicable vesting date described below, the Time and Service Based Requirement will be satisfied as to the following percentages of the Earned Restricted Units:

•

(i) 25% on or after the date of determination by the Compensation Committee of the Company’s actual consolidated Adjusted EBITDA for the RU Grant Year but prior to the second anniversary of the vesting commencement date (February 2, 2020),

•	(ii) 50% on or after the second anniversary of the vesting commencement date but prior to the third anniversary of the vesting commencement date,

•	(iii) 75% on or after the third anniversary of the vesting commencement date but prior to the fourth anniversary of the vesting commencement date, and

•	(iv) 100% on or after the fourth anniversary of the vesting commencement date.

Additional Restricted Unit Awards Granted in 2020

On August 26, 2020, the Company granted the following awards of Restricted Units to each of the Named Executive Officers pursuant to a Restricted Unit Agreement under the 2011 Equity Plan, or the August 2020 Restricted Unit Agreement:

•	777,203 to Mr. Hicks;

•	345,424 to Mr. Mullican;

•	345,424 to Mr. Lawrence;

•	345,424 to Mr. Johnson; and

•	86,356 to Mr. Attaway.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The August 2020 Restricted Unit Agreement provides:

•

Settlement of Restricted Units is conditioned on satisfaction of two vesting requirements before the tenth anniversary of the grant date (or earlier termination of Restricted Units pursuant to the Restricted Unit Agreement): (i) a time and service based requirement, or the Time and Service Based Requirement, and (ii) a liquidity event requirement, or the Liquidity Event Requirement, each as described in clauses (1) and (2) below:

•

(1) The Liquidity Event Requirement will be satisfied on the earliest to occur of: (i) the consummation of this offering, (ii) the consummation of an acquisition of the Company or one of its affiliates by, or merger of the Company or one of its affiliates with, a publicly traded special purpose acquisition company, which consummation does not thereupon result in a Change of Control, or a SPAC Event, and (iii) the date of a Change of Control, any of the foregoing (i) to (iii) being an Initial Vesting Event, if the executive is in continuous service on the date of the Initial Vesting Event.

•

(2) Provided that the executive is in continuous service on each applicable vesting date described below, the Time and Service Based Requirement will be satisfied as to the following percentages of the Restricted Units:

•	25% on or after the first anniversary of the grant date but prior to the second anniversary of the grant date, and

•	75% on or after the second anniversary of the grant date;

provided, that, if the executive is in continuous service on the date of a Change of Control, then the Time and Service Based Requirement will thereupon be satisfied as to 100% of the Restricted Units.

Restricted Units will only vest as set forth below if both the Time and Service Based Requirement and the Liquidity Event Requirement are satisfied before the expiration date of the Restricted Units:

•	Restricted Units Vested at Initial Vesting Event.

•

If the executive is in continuous service on the date of the Initial Vesting Event, then (i) if the Initial Vesting Event is a Change of Control, all (100%) of the Restricted Units will become vested upon the Change of Control, and (ii) if the Initial Vesting Event is a SPAC Event or an IPO (such as this offering), the Restricted Units shall become vested as of the SPAC Event or IPO based on the vesting schedule set forth in clause (2) above and any then-unvested Restricted Units shall be subject to continued vesting on the vesting schedule set forth below with regard to “Restricted Units Vested after SPAC Event or IPO”, if applicable.

•

If the executive’s continuous service terminates for any reason prior to the date of the Initial Vesting Event, then all Restricted Units, including those Restricted Units that met the Time and Service Based Requirement at the time of the termination of service, will be forfeited as of the date of termination of service.

•	Restricted Units Vested after SPAC Event or IPO.

•

If the executive is in continuous service on the date of the SPAC Event or this offering, then with respect to any unvested Restricted Units as of such date, vesting will continue under the Time and Service Based Requirement as set forth in clause (2) above, each vesting date a Subsequent Vesting Event. If the executive’s service is terminated at any time following the SPAC Event or this offering, any then-unvested Restricted Units shall be forfeited as of the date of termination of service.

The August 2020 Restricted Unit Agreement provides that within 30 days following the occurrence of the Initial Vesting Event or any Subsequent Vesting Event as set forth above, Restricted Units that vest as of the

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Initial Vesting Event or any Subsequent Vesting Event shall be settled; provided, that if the Initial Vesting Event is an IPO (such as this offering), the Restricted Units that vest as of the IPO shall be settled on the earlier to occur of (x) the date that is six months after the consummation of the IPO or (y) March 15th of the calendar year following the calendar year in which the IPO is consummated.

IPO Equity Awards under 2020 Equity Plan

Prior to the completion of this offering, the Compensation Committee will adopt, and we expect our equityholders to approve, the Company’s 2020 Omnibus Incentive Plan, or the 2020 Equity Plan. Equity awards under the 2020 Equity Plan will be designed to reward our Named Executive Officers for long-term equityholder value creation. In determining equity awards, we anticipate that our Compensation Committee will take into account the Company’s overall financial performance as well as its performance versus competitor firms.

Other Compensation

Retirement Benefits

We maintain a 401(k) plan, which is intended to be qualified under Section 401(a) of the Code, with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. Our 401(k) plan provides eligible U.S. employees, including the Named Executive Officers, with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, eligible employees may defer eligible compensation subject to applicable annual contribution limits imposed by the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the plan. Employees are immediately and fully vested in their contributions. Employees are eligible for employer matching on the anniversary of their hire date and the completion of 1,000 work hours. We match up to 6% of employee eligible compensation based on the employee’s deferrals, up to applicable IRS limits, per calendar year for each employee and such matching contributions are immediately and fully vested.

No Pension Benefits

Other than with respect to our 401(k) plan, our U.S. employees, including the Named Executive Officers, do not participate in any plan that provides for retirement payments and benefits, or payments and benefits that will be provided primarily following retirement.

No Nonqualified Deferred Compensation

During 2019, our employees, including the Named Executive Officers, did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

Health Benefits

We provide various employee benefit programs to our Named Executive Officers, including medical, vision, dental, life insurance, accidental death and dismemberment, long-term disability, short-term disability, health savings accounts and wellness programs. These benefit programs are generally available to all of our salaried full-time employees.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Perquisites and Other Benefits

The benefits described below are provided to the Named Executive Officers to eliminate potential distractions from performing their regular job duties and to promote productivity, health and wellbeing. We

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

believe the cost of these programs is counterbalanced by an increase in productivity by the Named Executive Officers receiving access to them. All of the perquisites and personal benefits described below have been approved by, and future practices with respect to perquisites or other personal benefits will be approved by, and all such perquisites and personal benefits shall be subject to periodic review by, the Compensation Committee.

General

In order to maintain competitiveness in the market as well as to maintain continuity of leadership by encouraging physical and financial well-being, the Compensation Committee approved reimbursement for annual physicals (up to an amount of $2,000, with a tax gross-up for Mr. Hicks to cover such reimbursement in the additional amount of $2,032) and a financial planning allowance (in the amount of $5,000 with no tax gross up) for each of the Named Executive Officers in 2019.

The Company partners with various athletic organizations for business purposes and these organizations may include tickets to their events as part of our partnership with them. Executive officers and employees may have the opportunity to use these tickets for personal use, only if they are not already being used for business purposes. There is no incremental cost to the Company for providing these individual tickets to employees.

Mr. Hicks

Pursuant to Mr. Hicks’ employment agreement, he is entitled to certain perquisites. Specifically, during Mr. Hicks’ employment:

(i) the Company shall pay directly or reimburse him for reasonable monthly rent and utilities costs (including electric, gas, water, alarm, cable, housekeeping, and internet but excluding meals and laundry) for a furnished rental apartment in the Katy, Texas area;

(ii) he shall have use of a company-owned vehicle when in Katy, Texas with satellite radio and all maintenance and insurance costs with respect to such vehicle; and

(iii) the Company shall pay directly or reimburse him on a monthly basis for reasonable and necessary expenses incurred by him in connection with commuting from his residence in California to Katy, Texas (including jet card payments for private air travel, cost of catering on the flights and transportation to and from airports).

In addition, Mr. Hicks is entitled to receive from the Company on a monthly basis an additional payment in an amount sufficient to indemnify him on a net after-tax basis for any income tax associated with the provision of any of the perquisites described above.

Mr. Johnson

In 2019, pursuant to his employment agreement, the Company provided Mr. Johnson reimbursement for relocation expenses, with a tax gross-up.

Mr. Attaway

In 2019, Mr. Attaway received tax preparation reimbursement regarding his Allstar Managers unit subscription, which was offered to all employees who subscribed for units at that time. This benefit will cease to apply in 2020 by mutual agreement of the Company and Mr. Attaway.

Severance and Change of Control Arrangements

Each Named Executive Officer is entitled to receive severance benefits under the terms of his employment agreement upon either termination by us without cause or a resignation by the Named Executive Officer for good

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

reason. We provide these severance benefits in order to provide an overall compensation package that is competitive with that offered by the companies with whom we compete for executive talent. Severance benefits provide retention incentives and allow our executives to focus on our objectives without concern for their employment security in the event of a termination.

In addition, we have approved accelerated vesting provisions for Options and Restricted Units granted to Named Executive Officers in connection with a change of control, and limited acceleration in the cases of termination due to death or disability in the absence of a change of control. We believe these accelerated vesting provisions reflect current market practices, based on the collective knowledge and experiences of our Compensation Committee members and executive team for compensation, and allow us to attract and retain the highest level of talented and experienced executive officers. We also believe that these accelerated vesting provisions will encourage our executive officers to focus on continuing normal business operations, remain dedicated to innovating and exploring potential business combinations that may not be in their personal best interests, and maintain a balanced perspective in making overall business decisions during potentially uncertain periods. Please see “—Potential Payments Upon Termination or Change of Control” for additional information regarding accelerated vesting in connection with a change of control.

Tax and Accounting Implications

The Compensation Committee operates its compensation programs with the good faith intention of complying with Section 409A of the Code. We account for equity-based payments with respect to our long-term equity incentive award programs in accordance with the requirements of FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or FASB ASC Topic 718.

SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation earned by our Named Executive Officers in the fiscal year ended February 1, 2020 (or 2019). We have omitted from this table the columns for Change in Pension Value and Nonqualified Deferred Compensation Earnings, because no Named Executive Officer received such types of compensation during 2019.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
Ken C. Hicks Chairman, President, and Chief Executive Officer	2019	1,100,000	—	—	2,808,290	1,868,667	1,089,042	6,865,999
Michael P. Mullican EVP, Chief Financial Officer	2019	487,827	—	—	571,336	505,353	23,667	1,588,183
Steven P. Lawrence EVP, Chief Merchandising Officer(7)	2019	677,596	200,000	—	1,428,983	858,663	—	3,165,242
Samuel J. Johnson EVP, Retail Operations	2019	463,884	—	—	499,922	480,509	53,867	1,498,182
Kenneth D. Attaway EVP, Chief Operations Officer	2019	446,500	—	—	464,211	462,541	26,204	1,399,456

(1)	The amounts reported in this column represent the Named Executive Officer’s base salary earned during 2019.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(2)

Pursuant to Mr. Lawrence’s employment agreement, dated January 29, 2019, he received a sign-on bonus of $200,000, which was paid by the Company within the first 30 days of his commencement of employment. This sign-on bonus was subject to a pro-rata repayment obligation that expired on February 11, 2020, the first anniversary of Mr. Lawrence’s employment with us.

(3)

Pursuant to Mr. Lawrence’s employment agreement, dated January 29, 2019, the Company granted 142,586 Restricted Units to Mr. Lawrence on March 7, 2019. However, as of February 1, 2020, the Company had not recognized equity-based compensation expense for any of the outstanding Restricted Units granted to employees, which are subject to both a service-based vesting condition and a liquidity event-based vesting condition. In the period in which the Company’s liquidity event occurs (e.g., in connection with the consummation of this offering), the Company will record a cumulative stock-based compensation expense for the then vested awards. Equity-based compensation related to remaining time-based service after the liquidity event will be recorded over the remaining requisite service period. The grant date fair value of the Restricted Units, assuming the achievement of the liquidity event-based vesting condition, would have been $750,002 for Mr. Lawrence (based on a grant date fair value per Restricted Unit of $5.26).

(4)

The amounts reported in this column represent the grant date fair value of the Time Options and Performance Options granted to each of the Named Executive Officers in 2019 pursuant to an Option Agreement under the 2011 Equity Plan, computed in accordance with FASB Accounting Standards Codification Topic 718. The valuation assumptions used in determining such amounts are described in Note 10, Equity and Unit-Based Compensation to our audited consolidated financial statements included in our Annual Report, incorporated by reference in this prospectus. The grant date fair value of the Performance Options, which vest based on performance-vesting criteria, is based upon the probable outcome of the performance conditions at the date of grant and assumes the “target” level of performance is achieved, which is the highest level of performance condition achievable for the awards.

(5)	The amounts reported in this column represent the annual incentive bonus amounts earned by each Named Executive Officer pursuant to the Executive Team Bonus Plan for 2019.
(6)	For a description of our perquisites, see “Other Compensation—Perquisites and Other Benefits” in this Compensation Discussion and Analysis.

“All Other Compensation” for Mr. Hicks includes the following perquisites, pursuant to Mr. Hicks’ employment agreement and which were approved by the Compensation Committee:

(i) $49,341 for monthly rent and utilities costs (including electric, gas, water, alarm, cable, housekeeping and internet but excluding meals and laundry) for a furnished rental apartment in the Katy, Texas area, which includes a $57,638 tax-gross up on these amounts;

(ii) $14,002 for use of a Company-owned vehicle when in Katy, Texas with satellite radio and all maintenance and insurance costs with respect to such vehicle (calculated as described below), which includes a $16,959 tax gross-up on the cost of the Company vehicle usage; and

(iii) $744,754 for expenses incurred in connection with commuting from his residence in California to Katy, Texas (including jet card payments for private air travel, cost of meals on the flights and $3,314 for transportation to and from airports), which includes a $54,545 tax-gross up on the cost of flights and a $3,954 tax-gross up on the cost of transportation to and from his flights to his home.

“All Other Compensation” for Mr. Hicks also includes: (i) $5,000 for financial planning services; (ii) $1,835 in connection with an executive physical and $2,032 in related tax gross-up; and (iii) $21,884 for the employer matching contribution by the Company under our 401(k) plan.

We calculated the incremental cost to us for Mr. Hicks’ personal use of a Company vehicle (including commuting and business travel not considered directly and integrally related to the performance of his duties) based on the depreciation expense, cost of insurance, and operating costs, such as fuel and maintenance, related to such travel. The incremental costs of personal trips using other ground transportation arrangements, such as vehicle services, are valued at the actual cost to us.

“All Other Compensation” for Mr. Mullican includes: (i) $16,867 for the employer matching contribution by the Company under our 401(k) plan; (ii) $1,800 in connection with an executive physical; and (iii) $5,000 in connection with financial planning.

“All Other Compensation” for Mr. Johnson includes: (i) $20,390 in relocation-related benefits and $14,722 in related tax gross-ups; (ii) $1,800 in connection with an executive physical; and (iii) $16,955 for the employer matching contribution by the Company under our 401(k) plan.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

“All Other Compensation” for Mr. Attaway includes: (i) $16,859 for the employer matching contribution by the Company under our 401(k) plan; (ii) $1,800 in connection with an executive physical; (iii) $5,000 in connection with financial planning; and (iv) $2,545 in connection with tax preparation assistance.

The Company partners with various athletic organizations for business purposes and these organizations may include tickets to their events as part of our partnership with them. Executive officers and employees may have the opportunity to use these tickets for personal use, only if they are not already being used for business purposes. There is no incremental cost to the Company for providing these individual tickets to employees. Accordingly, no amount is shown for this perquisite under the “All Other Compensation” column.

(7)	Mr. Lawrence commenced employment with us on February 11, 2019, after the beginning of the 2019 fiscal year. He did not participate in the 401(k) plan in 2019.

EMPLOYMENT AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

The Company entered into an employment agreement with each of our Named Executive Officers and certain other members of senior management to help ensure the retention of those executive officers critical to the future success of the Company. Each employment agreement sets forth standard terms summarizing annual base salary, bonus and benefits.

Each of Messrs. Hicks, Mullican, Lawrence, and Johnson are subject to the following restrictive covenants under their applicable employment agreements: (i) confidentiality during employment and perpetually upon termination, (ii) irrevocable assignment of all rights of any intellectual property created during employment to the Company, (iii) non-competition during employment and for 24 months following termination, and (iv) non-solicitation of employees, no hire, and non-solicitation of customers for 24 months following termination. Mr. Attaway is subject to the following restrictive covenants under his employment agreement: (i) confidentiality during employment and perpetually upon termination, (ii) non-competition during employment and for six months following termination (or, if applicable, during the 24 month period following a qualifying termination of employment where he is entitled to severance payments), and (iii) non-solicitation of employees and non-interference with the Company’s business for six months following termination (or, if applicable, during the 24 month period following a qualifying termination of employment where he is entitled to severance payments).

In addition to the below, each of the employment agreements also provides for certain severance payments that may be due following termination of employment under certain circumstances, subject to execution of a release of claims and compliance with certain restrictive covenants, described under the heading “Potential Payments upon Termination of Employment or Change of Control.”

Hicks Employment Agreement

Pursuant to Mr. Hicks’ employment agreement, dated August 2, 2018, he serves as the President, Chief Executive Officer of the Company and Chairman of the Board, or the Hicks Employment Agreement. The following terms and events are provided by the Hicks Employment Agreement.

Employment Term

The Hicks Employment Agreement has no specified employment term and may be terminated by either the Company or Mr. Hicks with a written notice of termination.

Compensation and Benefits

Mr. Hicks is entitled to an initial base salary of $1,100,000 (unchanged in 2020), which may be increased at the discretion of the Board or Compensation Committee. In addition, he is eligible to participate in the Executive Team Bonus Plan, pursuant to which he has a target bonus opportunity equal to 150% (unchanged in 2020) of his

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

annual base salary, with a threshold bonus equal to 50% of the annual target bonus opportunity, if he does not achieve annual target performance goals, but achieves threshold performance targets as established by the Board or Compensation Committee, and a maximum bonus equal to 300% of his annual target bonus opportunity, if he achieves superior performance targets as established by the Board or Compensation Committee.

In addition, Mr. Hicks is entitled to reimbursement for all reasonable business, entertainment and travel expenses incurred in performing services under the Hicks Employment Agreement in accordance with the Company’s expense reimbursement policy, including all travel expenses while away from the Katy, Texas area on business or at the request of and in the service of the Company.

During Mr. Hicks’ employment: (i) the Company shall pay directly or reimburse him for reasonable monthly rent and utilities costs (including electric, gas, water, alarm, cable, housekeeping and internet but excluding meals and laundry) for a furnished rental apartment in the Katy, Texas area, (ii) he shall have use of a company-owned vehicle when in Katy, Texas with satellite radio and all maintenance and insurance costs with respect to such vehicle, and (iii) the Company shall pay directly or reimburse him on a monthly basis for reasonable and necessary expenses incurred by Mr. Hicks in connection with commuting from his residence in California to Katy, Texas (including jet card payments for private air travel, cost of meals on the flights and transportation to and from airports). In addition, he is entitled to receive from the Company on a monthly basis an additional payment in an amount sufficient to indemnify him on a net after-tax basis for any income tax associated with the provision of any of the perquisites described above.

Mullican Employment Agreement

Pursuant to Mr. Mullican’s employment agreement, dated January 6, 2017 and amended on December 11, 2017, he serves as Executive Vice President and Chief Financial Officer of the Company, or the Mullican Employment Agreement. The following terms and events are provided by the Mullican Employment Agreement.

Employment Term

The Mullican Employment Agreement provides that Mr. Mullican’s employment period shall end on the first anniversary of the effective date of the employment agreement, and shall be automatically extended for an additional year on each anniversary of the effective date unless written notice of termination is given no later than 30 days prior to the end of the employment period (including any extension thereof) by either the Company or Mr. Mullican.

Compensation and Benefits

Mr. Mullican is entitled to an initial base salary of $475,000 ($508,000 in 2020), which may be increased at the discretion of the Board or Compensation Committee. In addition, he is eligible to participate in the Executive Team Bonus Plan, pursuant to which he has a target bonus opportunity equal to 100% of his annual base salary (unchanged in 2020), if he achieves pre-established performance targets, as determined by the Board or Compensation Committee.

In addition, Mr. Mullican is entitled to reimbursement for all reasonable business, entertainment and travel expenses incurred in performing services under the Mullican Employment Agreement in accordance with the Company’s expense reimbursement policy, including all travel expenses while away from home on business or at the request of and in the service of the Company.

Lawrence Employment Agreement

Pursuant to Mr. Lawrence’s employment agreement, dated January 29, 2019, he serves as Executive Vice President and Chief Merchandising Officer of the Company, or the Lawrence Employment Agreement. The following terms and events are provided by the Lawrence Employment Agreement.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Employment Term

The Lawrence Employment Agreement has no specified employment term and may be terminated by either the Company or Mr. Lawrence with a written notice of termination.

Compensation and Benefits

Mr. Lawrence is entitled to an initial base salary of $685,000 ($730,000 in 2020), which may be increased at the discretion of the Board or the Compensation Committee. In addition, he is eligible to participate in the Executive Team Bonus Plan, pursuant to which he has a target bonus opportunity equal to 120% of his annual base salary (unchanged in 2020), if he achieves pre-established performance targets, as determined by the Board or Compensation Committee.

Pursuant to the Lawrence Employment Agreement, Mr. Lawrence received a sign-on bonus of $200,000, which was paid by the Company within the first 30 days of his commencement of employment. Mr. Lawrence’s employment agreement provides that if his employment had been terminated either by the Company for Cause or by Mr. Lawrence without Good Reason (as such terms are defined in the employment agreement), in either case, before February 11, 2020, he would have been required to repay to the Company a pro-rated portion of the gross amount of the sign-on bonus, calculated based on the number of whole months remaining in such 12 month period from the termination date.

In addition, Mr. Lawrence is entitled to reimbursement for all reasonable business, entertainment and travel expenses incurred in performing services under the Lawrence Employment Agreement in accordance with the Company’s expense reimbursement policy, including all travel expenses while away from home on business or at the request of and in the service of the Company.

Johnson Employment Agreement

Pursuant to Mr. Johnson’s employment agreement, dated April 17, 2017, he serves as Executive Vice President-Retail Operations of the Company, or the Johnson Employment Agreement. The following terms and events are provided by his employment agreement.

Employment Term

The Johnson Employment Agreement provides that Mr. Johnson’s employment period shall end on the first anniversary of the effective date of the employment agreement, and shall be automatically extended for an additional year on each anniversary of the effective date unless written notice of termination is given no later than 30 days prior to the end of the employment period (including any extension thereof) by either the Company or Mr. Johnson.

Compensation and Benefits

Mr. Johnson is entitled to an initial base salary of $425,000 ($498,500 in 2020), which may be increased at the discretion of the Board or the Compensation Committee. In addition, he is eligible to participate in the Executive Team Bonus Plan, pursuant to which he has a target bonus opportunity equal to 100% (unchanged in 2020) of his annual base salary if he achieves pre-established performance targets, as determined by the Board or Compensation Committee.

In addition, Mr. Johnson is entitled to reimbursement for all reasonable business, entertainment and travel expenses incurred in performing services under the Johnson Employment Agreement in accordance with the Company’s expense reimbursement policy, including all travel expenses while away from home on business or at the request of and in the service of the Company.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Attaway Employment Agreement

Pursuant to Mr. Attaway’s employment agreement dated July 1, 2009, as amended and restated on August 30, 2011 and further amended on August 6, 2012, he served as Executive Vice President, Operations of the Company and since October 2013 serves as our Executive Vice President, Chief Operations Officer, or the Attaway Employment Agreement. The following terms and events are provided by his employment agreement.

Employment Term

The Attaway Employment Agreement provides that Mr. Attaway’s employment period shall end on the first anniversary of the effective date of the employment agreement, and shall be automatically extended for an additional year on each anniversary of the effective date unless written notice of termination is given no later than 30 days prior to the end of the employment period (including any extension thereof) by either the Company or Mr. Attaway.

Compensation and Benefits

Mr. Attaway is entitled to an initial base salary of $325,000 ($465,500 in 2020), which may be increased at the discretion of the Board or the Compensation Committee. In addition, he is eligible to participate in the Executive Team Bonus Plan, pursuant to which he has a target bonus opportunity equal to 100% (unchanged in 2020) of his annual base salary if he achieves pre-established performance targets as determined by the Board or Compensation Committee.

In addition, Mr. Attaway is entitled to reimbursement for all reasonable business expenses incurred in performing services under the Attaway Employment Agreement in accordance with the Company’s expense reimbursement policy, including all travel expenses while away from home on business or at the request of and in the service of the Company.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

GRANTS OF PLAN BASED AWARDS IN 2019

The following table provides information with regard to each grant of plan-based awards made to a Named Executive Officer under any plan during the fiscal year ended February 1, 2020. For additional information regarding non-equity incentive plan awards, please see “—Executive Team Bonus Plan.” For additional information regarding equity incentive plan awards, please see “Long-Term Equity Incentive Compensation—Equity Awards under 2011 Equity Plan.”

Grants of Plan Based Awards Table

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)
Name	Award Type	Grant Date(2)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ share)	Grant Date Fair Value of Stock and Option Awards ($)(4)(5)
Ken C. Hicks	Annual Bonus	—	825,000	1,650,000	4,950,000	—	—	—	—	—	—	—
	Time Options	3/7/2019	—	—	—	—	—	—	—	694,301	5.26	1,881,555
	Performance Options	3/7/2019	—	—	—	119,962	341,969	—	—	—	5.26	926,735

Michael P. Mullican	Annual Bonus	—	243,911	487,822	975,644	—	—	—	—	—	—	—
	Time Options	3/7/2019	—	—	—	—	—	—	—	138,861	5.26	383,256
	Performance Options	3/7/2019	—	—	—	23,992	68,393	—	—	—	5.26	188,080

Steve P. Lawrence	Annual Bonus	—	414,438	828,876	1,657,752	—	—	—	—	—	—	—
	Time Options	3/7/2019	—	—	—	—	—	—	—	411,270	5.26	1,135,105
	Performance Options	3/7/2019	—	—	—	37,488	106,865	—	—	—	5.26	293,878
	Restricted Units	3/7/2019	—	—	—	—	142,586	—	—	—	—	—

Sam J. Johnson	Annual Bonus	—	231,920	463,840	927,680	—	—	—	—	—	—	—
	Time Options	3/7/2019	—	—	—	—	—	—	—	121,504	5.26	335,351
	Performance Options	3/7/2019	—	—	—	20,993	59,844	—	—	—	5.26	164,571

Ken D. Attaway	Annual Bonus	—	223,247	446,495	892,990	—	—	—	—	—	—	—
	Time Options	3/7/2019	—	—	—				—	112,824	5.26	311,394
	Performance Options	3/7/2019	—	—	—	19,493	55,570	—	—	—	5.26	152,817

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(1)

Amounts in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column relate to amounts payable to each Named Executive Officer in 2019 under our Executive Team Bonus Plan at threshold, target and maximum levels of performance, in each case calculated by multiplying each Named Executive Officer’s weighted average base salary for 2019 (assuming for this purpose the number of days determined by subtracting the last day of the fiscal year from the first day) by the applicable percentage at which the bonus would pay out based on the combined weighted achievement of the Company and individual performance metrics at each such level. The actual amounts paid to our Named Executive Officers are set forth in the “Summary Compensation Table” above and the calculation of the actual amounts paid is discussed more fully in “—Executive Team Bonus Plan” above.

(2)	The vesting schedule applicable to each Time Option, Performance Option, and Restricted Unit award is set forth in the “—Outstanding Equity Awards at Fiscal Year End Table” table.
(3)	The target level of achievement is the highest level of achievement possible under the equity incentive plan awards listed in this table.
(4)

The amounts reported in this column do not reflect the actual economic value realized by the Named Executive Officer. The amounts reported in this column represent the grant date fair value of the Time Options and Performance Options granted to each of the Named Executive Officers in 2019 pursuant to an Option Agreement under the 2011 Equity Plan, computed in accordance with FASB Accounting Standards Codification Topic 718. The valuation assumptions used in determining such amounts are described in Note 10, Equity and Unit-Based Compensation to our audited consolidated financial statements incorporated by reference in this prospectus. The grant date fair value of the Performance Options, which vest based on performance-vesting criteria, is based upon the probable outcome of the performance conditions at the date of grant and assumes the “target” level of performance is achieved, which is the highest level of performance condition achievable for the awards.

(5)

Pursuant to Mr. Lawrence’s employment agreement, dated January 29, 2019, the Company granted 142,586 Restricted Units to Mr. Lawrence on March 7, 2019. However, as of February 1, 2020, the Company had not recognized equity-based compensation expense for any of the outstanding Restricted Units granted to employees, which are subject to both a service-based vesting condition and a liquidity event-based vesting condition. In the period in which the Company’s liquidity event occurs (e.g., in connection with the consummation of this offering), the Company will record a cumulative stock-based compensation expense for the then vested awards. Equity-based compensation related to remaining time-based service after the liquidity event will be recorded over the remaining requisite service period. The grant date fair value of the Restricted Units, assuming the achievement of the liquidity event-based vesting condition, would have been $750,002 for Mr. Lawrence (based on a grant date fair value per Restricted Unit of $5.26).

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

OUTSTANDING EQUITY AWARDS AT 2019 FISCAL YEAR END

The following table provides information with regard to each outstanding equity award held by the Named Executive Officers on February 1, 2020.

Outstanding Equity Awards at Fiscal Year End Table

		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(3)	Option Exercise Price ($)	Option Expiration Date(4)	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(6)
Ken C. Hicks	9/16/2018	—	—	—	—	—	—	—	735,295	4,036,769
	9/16/2018(7)	226,674	291,461	—	5.44	9/16/2028	—	—	—	—
	9/16/2018(8)	—	—	259,068	5.44	9/16/2028	—	—	—	—
	3/7/2019(9)	144,640	549,661	—	5.26	3/7/2029	—	—	—	—
	3/7/2019(10)	—	—	341,969	5.26	3/7/2029	—	—	—	—
Michael P. Mullican	3/23/2017(11)	49,261	49,262	—	5.30	3/23/2027	—	—	—	—
	3/23/2017(12)	13,916	13,916	21,429	5.30	3/23/2027	—	—	—	—
	4/5/2018(13)	32,206	96,619	—	5.23	4/5/2028	—	—	—	—
	4/5/2018(14)	—	—	64,412	5.23	4/5/2028	—	—	—	—
	6/22/2018	—	—	—	—	—	—	—	377,359	2,071,700
	3/7/2019(15)	—	138,861	—	5.26	3/7/2029	—	—	—	—
	3/7/2019(16)	—	—	68,393	5.26	3/7/2029	—	—	—	—
Steve P. Lawrence	3/7/2019	—	—	—	—	—	—	—	142,586	782,797
	3/7/2019(17)	—	411,270	—	5.26	3/7/2029	—	—	—	—
	3/7/2019(18)	—	—	106,865	5.26	3/7/2029	—	—	—	—
Sam J. Johnson	6/6/2017(19)	36,946	36,946	—	5.30	6/6/2027	—	—	—	—
	6/6/2017(20)	10,436	10,438	16,072	5.30	6/6/2027	—	—	—	—
	4/5/2018(21)	26,167	78,503	—	5.23	4/5/2028	—	—	—	—
	4/5/2018(22)	—	—	52,335	5.23	4/5/2028	—	—	—	—
	6/22/2018	—	—	—	—	—	—	—	235,850	1,294,816
	3/7/2019(23)	—	121,504	—	5.26	3/7/2029	—	—	—	—
	3/7/2019(24)	—	—	59,844	5.26	3/7/2029	—	—	—	—
Ken D. Attaway	7/2/2015(25)	650,000	—	—	1.66	8/30/2021	—	—	—	—
	7/2/2015(26)	650,000	—	—	1.66	8/30/2021	—	—	—	—
	3/27/2016(27)	88,752	29,585	—	5.30	3/27/2026	—	—	—	—
	3/23/2017(28)	61,576	61,578	—	5.30	3/23/2027	—	—	—	—
	3/23/2017(29)	17,394	17,396	26,786	5.30	3/23/2027	—	—	—	—
	4/5/2018(30)	28,180	84,542	—	5.23	4/5/2028	—	—	—	—
	4/5/2018(31)	—	—	56,361	5.23	4/5/2028	—	—	—	—
	6/22/2018	—	—	—	—	—	—	—	141,510	776,889
	3/7/2019(32)	—	112,824	—	5.26	3/7/2029	—	—	—	—
	3/7/2019(33)	—	—	55,570	5.26	3/7/2029	—	—	—	—

(1)	The numbers in this column represent vested Time Options and vested Performance Options as of February 1, 2020.
(2)	The numbers in this column represent (i) unvested Time Options as of February 1, 2020, or (ii) Performance Options which became Earned and are subject to time vesting.
(3)	The numbers in this column represent unvested Performance Options that are not Earned as of February 1, 2020.
(4)	The expiration date for each of the Options is the date that is ten years after the initial grant date.
(5)

All of the Restricted Units granted to each Named Executive Officer are reported in this column because they are subject to a liquidity event-based vesting condition which will only be satisfied upon the closing of this offering, in addition to any other vesting conditions that continue to

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

apply. The service-based vesting condition and liquidity event-based vesting condition and, if applicable, other performance-based vesting conditions, for each award of Restricted Units is described in “Long-Term Equity Incentive Compensation—Equity Awards under 2011 Equity Plan—Restricted Units.”
(6)

The market value of our Membership Units as of February 1, 2020, as approved by the Board on March 5, 2020, is based on the most recently completed independent third party valuation of the Membership Units (as of January 4, 2020). The market value of the Membership Units as of February 1, 2020 is equal to $5.49 per Membership Unit, or the Market Value Per Membership Unit.

(7)

The Time Options granted to Mr. Hicks under the 2018 CEO Option Agreement vest as follows: 1/48th of the Time Options become vested and exercisable on each monthly anniversary of the vesting commencement date (April 5, 2018), subject to continued employment through the applicable vesting date.

(8)

As of the 2019 fiscal year end, the Performance Options granted to Mr. Hicks under the 2018 CEO Option Agreement have not been Earned because the Compensation Committee determined that the Company’s actual consolidated Adjusted EBITDA for the Option Grant Year was less than the “low performance target.” Pursuant to the 2018 CEO Option Agreement, if the Compensation Committee determines that the fair market value of a Membership Unit of the Company as of the specified measurement date equals or exceeds the specified target Membership Unit price, then 100% of the Performance Options that have not been Earned as of such date shall become vested and exercisable immediately upon such determination, subject to continued employment.

(9)

The Time Options granted to Mr. Hicks under the 2019 CEO Option Agreement vest as follows: 1/48th of the Time Options become vested and exercisable on each monthly anniversary of the grant date, subject to continued employment through the applicable vesting date.

(10)

The Performance Options granted to Mr. Hicks under the 2019 CEO Option Agreement are eligible to become vested and exercisable with respect to a percentage of Membership Units that are subject to the Performance Options based on the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurred. The Compensation Committee determined that as of March 5, 2020, the Company met the Option Grant Year “high performance target” of $317.3 million in 2019 by achieving an actual Adjusted EBITDA dollar amount of $323.2 million. Accordingly, 100% of the Performance Options granted under the 2019 CEO Option Agreement were Earned and will vest pursuant to the applicable time vesting provisions for Performance Options in the 2019 CEO Option Agreement.

(11)

The Time Options granted to Mr. Mullican under the 2017 Executive Option Agreement vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date.

(12)

The Performance Options granted to Mr. Mullican under the 2017 Executive Option Agreement are eligible to become vested and exercisable with respect to a percentage of Membership Units that are subject to the Performance Options based on the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurred. For 2017, the Compensation Committee determined that the Company’s actual consolidated Adjusted EBITDA for the Option Grant Year was less than the “high performance target” but greater than the “low performance target.” Accordingly, a specified percentage (56.5%) of the Performance Options granted under the 2017 Executive Option Agreement were Earned and vest pursuant to the applicable time vesting provisions for Performance Options in the 2017 Executive Option Agreement, with the remaining portion of the Performance Options not being Earned. Pursuant to the 2017 Executive Option Agreement, if the Compensation Committee determines that the fair market value of a Membership Unit of the Company as of the specified measurement date equals or exceeds the specified target Membership Unit price, then 100% of the Performance Options that have not been Earned as of such date shall become vested and exercisable immediately upon such determination, subject to continued employment.

(13)

The Time Options granted to Mr. Mullican under the 2018 Executive Option Agreement vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date.

(14)

As of the 2019 fiscal year end, the Performance Options granted to Mr. Mullican under the 2018 Executive Option Agreement have not been Earned because the Compensation Committee determined that the Company’s actual consolidated Adjusted EBITDA for the Option Grant Year was less than the “low performance target.” Pursuant to the 2018 Executive Option Agreement, if the Compensation Committee determines that the fair market value of a Membership Unit of the Company as of the specified measurement date equals or exceeds the specified target Membership Unit price, then 100% of the Performance Options that have not been Earned as of such date shall become vested and exercisable immediately upon such determination, subject to continued employment.

(15)

The Time Options granted to Mr. Mullican under the 2019 Executive Option Agreement vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date.

(16)

The Performance Options granted to Mr. Mullican under the 2019 Executive Option Agreement are eligible to become vested and exercisable with respect to a percentage of Membership Units that are subject to the Performance Options based on the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurred. The Compensation Committee determined that as of March 5, 2020, the Company met the Option Grant Year “high performance target” of $317.3 million in 2019 by achieving an actual Adjusted EBITDA dollar amount of $323.2 million. Accordingly, 100% of the Performance Options granted under the 2019 Executive Option Agreement were Earned and will vest pursuant to the applicable time vesting provisions for Performance Options in the 2019 Executive Option Agreement.

(17)

The Time Options granted to Mr. Lawrence under the 2019 Executive Option Agreement vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date.

(18)

The Performance Options granted to Mr. Lawrence under the 2019 Executive Option Agreement are eligible to become vested and exercisable with respect to a percentage of Membership Units that are subject to the Performance Options based on the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurred. The Compensation Committee determined that as of March 5, 2020, the Company met the Option Grant Year “high performance target” of $317.3 million in 2019 by achieving an actual Adjusted EBITDA dollar amount of $323.2 million. Accordingly, 100% of the Performance Options granted under the 2019 Executive Option Agreement were Earned and will vest pursuant to the applicable time vesting provisions for Performance Options in the 2019 Executive Option Agreement.

(19)

The Time Options granted to Mr. Johnson under the 2017 Executive Option Agreement vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(20)

The Performance Options granted to Mr. Johnson under the 2017 Executive Option Agreement are eligible to become vested and exercisable with respect to a percentage of Membership Units that are subject to the Performance Options based on the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurred. For 2017, the Compensation Committee determined that the Company’s actual consolidated Adjusted EBITDA for the Option Grant Year was less than the “high performance target” but greater than the “low performance target.” Accordingly, a specified percentage (56.5%) of the Performance Options granted under the 2017 Executive Option Agreement were Earned and vest pursuant to the applicable time vesting provisions for Performance Options in the 2017 Executive Option Agreement, with the remaining portion of the Performance Options not being Earned. Pursuant to the 2017 Executive Option Agreement, if the Compensation Committee determines that the fair market value of a Membership Unit of the Company as of the specified measurement date equals or exceeds the specified target Membership Unit price, then 100% of the Performance Options that have not been Earned as of such date shall become vested and exercisable immediately upon such determination, subject to continued employment.

(21)

The Time Options granted to Mr. Johnson under the 2018 Executive Option Agreement vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date.

(22)

As of the 2019 fiscal year end, the Performance Options granted to Mr. Johnson under the 2018 Executive Option Agreement have not been Earned because the Compensation Committee determined that the Company’s actual consolidated Adjusted EBITDA for the Option Grant Year was less than the “low performance target.” Pursuant to the 2018 Executive Option Agreement, if the Compensation Committee determines that the fair market value of a Membership Unit of the Company as of the specified measurement date equals or exceeds the specified target Membership Unit price, then 100% of the Performance Options that have not been Earned as of such date shall become vested and exercisable immediately upon such determination, subject to continued employment.

(23)

The Time Options granted to Mr. Johnson under the 2019 Executive Option Agreement vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date.

(24)

The Performance Options granted to Mr. Johnson under the 2019 Executive Option Agreement are eligible to become vested and exercisable with respect to a percentage of Membership Units that are subject to the Performance Options based on the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurred. The Compensation Committee determined that as of March 5, 2020, the Company met the Option Grant Year “high performance target” of $317.3 million in 2019 by achieving an actual Adjusted EBITDA dollar amount of $323.2 million. Accordingly, 100% of the Performance Options granted under the 2019 Executive Option Agreement were Earned and will vest pursuant to the applicable time vesting provisions for Performance Options in the 2019 Executive Option Agreement.

(25)

On August 30, 2011, the Company granted 650,000 Time Options with an exercise price of $5.00 to Mr. Attaway pursuant to an Option Agreement under the 2011 Equity Plan. Effective July 2, 2015, the exercise price was repriced down to $1.66, and all other terms with respect to the Time Options remained the same. This award was fully vested as of February 1, 2020.

(26)

On August 30, 2011, the Company granted 650,000 Performance Options with an exercise price of $5.00 to Mr. Attaway pursuant to an Option Agreement under the 2011 Equity Plan. Effective July 2, 2015, the exercise price was repriced down to $1.66, and all other terms with respect to the Performance Options remained the same. This award was fully vested as of February 1, 2020.

(27)

The Time Options granted to Mr. Attaway under the 2016 Executive Option Agreement vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date.

(28)

The Time Options granted to Mr. Attaway under the 2017 Executive Option Agreement vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date.

(29)

The Performance Options granted to Mr. Attaway under the 2017 Executive Option Agreement are eligible to become vested and exercisable with respect to a percentage of Membership Units that are subject to the Performance Options based on the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurred. For 2017, the Compensation Committee determined that the Company’s actual consolidated Adjusted EBITDA for the Option Grant Year was less than the “high performance target” but greater than the “low performance target.” Accordingly, a specified percentage (56.5%) of the Performance Options granted under the 2017 Executive Option Agreement were Earned and vest pursuant to the applicable time vesting provisions for Performance Options in the 2017 Executive Option Agreement, with the remaining portion of the Performance Options not being Earned. Pursuant to the 2017 Executive Option Agreement, if the Compensation Committee determines that the fair market value of a Membership Unit of the Company as of the specified measurement date equals or exceeds the specified target Membership Unit price, then 100% of the Performance Options that have not been Earned as of such date shall become vested and exercisable immediately upon such determination, subject to continued employment.

(30)

The Time Options granted to Mr. Attaway under the 2018 Executive Option Agreement vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date.

(31)

As of the 2019 fiscal year end, the Performance Options granted to Mr. Attaway under the 2018 Executive Option Agreement have not been Earned because the Compensation Committee determined that the Company’s actual consolidated Adjusted EBITDA for the Option Grant Year was less than the “low performance target.” Pursuant to the 2018 Executive Option Agreement, if the Compensation Committee determines that the fair market value of a Membership Unit of the Company as of the specified measurement date equals or exceeds the specified target Membership Unit price, then 100% of the Performance Options that have not been Earned as of such date shall become vested and exercisable immediately upon such determination, subject to continued employment.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(32)

The Time Options granted to Mr. Attaway under the 2019 Executive Option Agreement vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date.

(33)

The Performance Options granted to Mr. Attaway under the 2019 Executive Option Agreement are eligible to become vested and exercisable with respect to a percentage of Membership Units that are subject to the Performance Options based on the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurred. The Compensation Committee determined that as of March 5, 2020, the Company met the Option Grant Year “high performance target” of $317.3 million in 2019 by achieving an actual Adjusted EBITDA dollar amount of $323.2 million. Accordingly, 100% of the Performance Options granted under the 2019 Executive Option Agreement were Earned and will vest pursuant to the applicable time vesting provisions for Performance Options in the 2019 Executive Option Agreement.

OPTION EXERCISES AND RESTRICTED UNITS VESTED

The following table provides information on Restricted Unit awards that vested, including the number of Membership Units acquired upon vesting and the value realized, determined as described below during the fiscal year ended February 1, 2020. None of the Named Executive Officers exercised any Options during 2019. No Restricted Units held by the Named Executive Officers vested during 2019 except for the Restricted Units held by Mr. Hicks pursuant to the 2018 Independent Non-Employee Director Restricted Unit Agreement, which vested in full on March 6, 2019.

Fiscal 2019 Restricted Units Vested Table

	Stock Awards
Name	Number of Units Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Ken C. Hicks	19,121	100,576

(1)

On March 6, 2018, the Company granted 19,121 Restricted Units to Mr. Hicks pursuant to the 2018 Independent Non-Employee Director Restricted Unit Agreement under the 2011 Equity Plan, which vested in full on March 6, 2019.

(2)

The value realized on vesting is based on the number of Membership Units underlying the Restricted Unit award that vested multiplied by the market value per Membership Unit on the vesting date ($5.26), which was based on an independent third party valuation approved by the Board.

EQUITY COMPENSATION PLANS

2011 Equity Plan

Purpose

The 2011 Equity Plan was designed to (i) promote the long term financial interests and growth of the Company and its subsidiaries and affiliates by attracting and retaining management and other personnel with the training, experience and ability to enable them to make a substantial contribution to the success of the Company; (ii) motivate management personnel by means of growth-related incentives to achieve long range goals; and (iii) further the alignment of interests of participants with those of the direct and indirect members of the Company through opportunities for increased equity, or equity-based ownership, in the Company.

Administration

The 2011 Equity Plan is administered by the Compensation Committee. The Compensation Committee has full power and authority to administer and interpret the 2011 Equity Plan, awards granted under the 2011 Equity Plan and each award agreement, including, without limitation, the power to (i) exercise all of the powers granted

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

to it under the 2011 Equity Plan, (ii) construe, interpret and implement the 2011 Equity Plan and any award agreement, (iii) prescribe, amend and rescind rules and regulations relating to the 2011 Equity Plan, including rules governing its own operations, (iv) make all determinations necessary or advisable in administering the 2011 Equity Plan, awards and any award agreements, (v) correct any defect, supply any omission and reconcile any inconsistency in the 2011 Equity Plan, awards or any award agreement, (vi) amend the 2011 Equity Plan, awards and any award agreement to reflect changes in applicable law or, without the consent of the participants, make any other amendment not adverse to the participants, (vii) determine from among those persons determined to be eligible for the 2011 Equity Plan, the particular persons who will be participants, (viii) grant awards under the 2011 Equity Plan and determine the terms and conditions of such awards, consistent with the express limitations of the 2011 Equity Plan, (ix) delegate such powers and authority to such persons as it deems appropriate, so long as any such delegation is consistent with applicable law and any guidelines as may be established by the Board from time to time and (x) waive any conditions under any awards.

Membership Unit Reserve

There are a total of 38,097,431 Membership Units available for awards under the 2011 Equity Plan. As of August 26, 2020, there are              Membership Units that are authorized and available for the grant of awards under the 2011 Equity Plan.

Awards Subject to 2011 Equity Plan

The 2011 Equity Plan provided for the grant of units and unit-based compensation to any employee, director or member, consultant or other service provider of the Company or any of its affiliates who is selected by the Board or the Compensation Committee to participate in the 2011 Equity Plan.

Prior to this offering, an award could have been made by the Compensation Committee under the 2011 Equity Plan in the form of Options, in which case the grantee would enter into an award agreement evidencing such award which would include the option exercise period (which period may be no more than 10 years following the date of grant) and the option exercise price (which could not be less than 100% of the fair market value of a Membership Unit on the date the Option was granted) and such other terms, conditions or restrictions on the grant or exercise of the Option as the Compensation Committee deemed appropriate.

Prior to this offering, an award could have been made by the Compensation Committee under the 2011 Equity Plan in the form of Restricted Units, phantom Membership Units, warrants or other securities that are convertible, exercisable or exchangeable for or into Membership Units, or based on the fair market value of Membership Units in which case the award agreement evidencing such award would include such terms, conditions or restrictions, as the Compensation Committee deemed appropriate.

As a condition to the exercise, settlement, conversion or exchange of an award into Membership Units, or the grant of an award of Membership Units (including restricted Membership Units), each participant is required to become a party to the Amended and Restated Limited Liability Company Agreement of the New Academy Holding Company LLC dated as of August 26, 2011, as amended, modified or supplemented from time to time, or the LLC Agreement, and execute such other documents and instruments as are reasonably and customarily required by the Company to evidence compliance with applicable federal and state securities and “blue sky” laws, and the Membership Units acquired were held subject to, and in compliance with, the terms and conditions of the LLC Agreement.

Nontransferability and Distributions of Awards

Pursuant to the terms of the 2011 Equity Plan, awards are not transferable or assignable by the participant other than by will or by the laws of descent and distribution. An award exercisable after the death of a participant may be exercised by his legatees, personal representative, or distributees.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Amendment and Termination

The 2011 Equity Plan provides that the Compensation Committee has the authority to make such amendments to any outstanding awards as are consistent with the 2011 Equity Plan, but no such action may modify any award in a manner adverse in any material respect to a participant without the participant’s consent except as such modification is provided for or contemplated in the terms of the award or the 2011 Equity Plan. Other than as specifically provided in any award agreement, the Board may amend, suspend or terminate the 2011 Equity Plan except that no such action may be taken which would, without Member approval, increase the aggregate number of Membership Units available for awards under the 2011 Equity Plan, decrease the price of outstanding awards, change the requirements relating to the Compensation Committee as set forth in the 2011 Equity Plan, or extend the term of the 2011 Equity Plan.

Effect of Certain Events on 2011 Equity Plan and Awards

The 2011 Equity Plan provides that in the event of any equity split, spin off, equity distribution or dividend (other than regular cash dividends or distributions), equity combination, reclassification, recapitalization, liquidation, dissolution, reorganization, merger, or similar event, the Compensation Committee shall adjust appropriately (i) the number and kind of Membership Units subject to the 2011 Equity Plan, and available for or covered by awards and (ii) the exercise prices of Options and Membership Unit prices related to outstanding awards, and make such other revisions or substitutions to outstanding awards, in each case, as it deems, in good faith, to be equitable or required.

Treatment of Awards upon Change of Control

In the event of a Change of Control (as defined in the 2011 Equity Plan), the Compensation Committee may, in its sole discretion, provide for one or more of the following: (i) adjust all awards, (ii) accelerate the vesting and/or exercisability of awards, subject to the consummation of such Change of Control, (iii) cancel awards for fair value (as determined in the sole reasonable discretion of the Compensation Committee) which, in the case of Options will not be less than the excess, if any, of the value of the consideration to be paid in the Change of Control transaction to holders of the same number of Membership Units subject to such Option (or, if no consideration is paid in any such transaction, the fair market value of the Membership Units subject to such Option) over the aggregate option price of such Option; (iv) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted thereunder or (v) provide that for a period of at least 20 days prior to the Change of Control and following written notice to any affected participants, the Options will be exercisable as to all Membership Units subject thereto (whether vested or unvested) and that upon the occurrence of the Change of Control, to the extent not theretofore exercised by the participant, such Option will terminate and be of no further force and effect.

Pursuant to the 2011 Equity Plan, “Change of Control” is generally defined as (a) the sale of all or substantially all of the assets of the Company or Allstar LLC, or the Managing Member, to any “Person,” as such term is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (or group of Persons acting in concert), other than to (A) the Managing Member or its affiliates or (B) any employee benefit plan (or trust forming a part thereof) maintained by the Company or its affiliates or other Person of which a majority of its voting power or other equity securities is owned, directly or indirectly, by the Company; (b) a merger, recapitalization or other sale by the Company, or the Managing Member or any of its respective affiliates, to a Person (or group of Persons acting in concert) of equity interests that results in any Person (or group of Persons acting in concert) (other than (A) the Managing Member or its affiliates or (B) any employee benefit plan (or trust forming a part thereof) maintained by the Company or its affiliates or other Person of which a majority of its voting power or other equity securities is owned, directly or indirectly, by the Company) owning more than 50% of the equity interests or voting power of the Managing Member or the Company (or any resulting company after a merger) or Academy, Ltd.; or (c) any event which results in the KKR 2006 Fund L.P. and its affiliates ceasing to hold the ability to elect a majority of the Board; provided, however, that with respect

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

to any award that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and that, pursuant to its terms, would vest and/or become settled upon a Change of Control, the foregoing definition shall apply for purposes of vesting of such award, but settlement of each such award in connection with such Change of Control shall not occur until the earliest of (i) a Change of Control if such Change of Control constitutes a “change in the ownership of the corporation,” a “change in effective control of the corporation” or a “change in the ownership of a substantial portion of the assets of the corporation,” within the meaning of Section 409A(a)(2)(A)(v) of the Code; (ii) the date such award would otherwise have been settled pursuant to the terms of the award agreement; and (iii) the participant’s “separation of service” within the meaning of Section 409A.

2020 Equity Plan

Prior to the completion of this offering, the Compensation Committee will adopt, and we expect our equityholders to approve, the 2020 Equity Plan. Equity awards under the 2020 Equity Plan will be designed to reward our Named Executive Officers for long-term equityholder value creation. The following summary is qualified in its entirety by reference to the 2020 Equity Plan that has been adopted by the Board.

Purpose

The purpose of the 2020 Equity Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our equityholders.

Administration

The 2020 Equity Plan will be administered by the Compensation Committee. The Compensation Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2020 Equity Plan and any instrument or agreement relating to, or any award granted under, the 2020 Equity Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Compensation Committee deems appropriate for the proper administration of the 2020 Equity Plan; adopt sub-plans; and to make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the 2020 Equity Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Compensation Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2020 Equity Plan. Unless otherwise expressly provided in the 2020 Equity Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2020 Equity Plan or any award or any documents evidencing awards granted pursuant to the 2020 Equity Plan are within the sole discretion of the Compensation Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our equityholders. The Compensation Committee may make grants of awards to eligible persons pursuant to terms and conditions set forth in the applicable award agreement, including subjecting such awards to performance criteria listed in the 2020 Equity Plan.

Awards Subject to 2020 Equity Plan

The 2020 Equity Plan provides that the total number of shares of common stock that may be issued under the 2020 Equity Plan is                 , or the Absolute Share Limit. No more than the number of shares of common stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of incentive stock options. The maximum number of shares of common stock granted during a single fiscal year to

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $                 in total value. Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock may be granted again under the 2020 Equity Plan. Awards may, in the sole discretion of the Compensation Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine, referred to as substitute awards, and such substitute awards will not be counted against the Absolute Share Limit, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under the 2020 Equity Plan after the 10th anniversary of the effective date (as defined therein), but awards granted before then may extend beyond that date.

Options

The Compensation Committee may grant non-qualified stock options and incentive stock options, under the 2020 Equity Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2020 Equity Plan. All stock options granted under the 2020 Equity Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards). All stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2020 Equity Plan will be 10 years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy, or blackout period imposed by us, the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law, (i) in cash or its equivalent at the time the stock option is exercised; (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Compensation Committee (so long as such shares have been held by the participant for at least six months or such other period established by the Compensation Committee to avoid adverse accounting treatment); or (iii) by such other method as the Compensation Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights

The Compensation Committee may grant stock appreciation rights under the 2020 Equity Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2020 Equity Plan. The Compensation Committee may award stock appreciation rights in tandem with options or independent of any option. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Compensation Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Compensation Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Restricted Shares and Restricted Stock Units

The Compensation Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the Compensation Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of the 2020 Equity Plan, the holder will generally have the rights and privileges of an equityholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. Participants have no rights or privileges as an equityholder with respect to restricted stock units.

Other Equity-Based Awards and Cash-Based Awards

The Compensation Committee may grant other equity-based or cash-based awards under the 2020 Equity Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2020 Equity Plan.

Effect of Certain Events on 2020 Equity Plan and Awards

In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a change of control, as defined in the 2020 Equity Plan), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, that the Compensation Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), being referred to as an Adjustment Event), the Compensation Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Absolute Share Limit, or any other limit applicable under the 2020 Equity Plan with respect to the number of awards which may be granted thereunder, (B) the number and class of shares of common stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the 2020 Equity Plan or any sub-plan and (C) the terms of any outstanding award, including, without limitation, (1) the number and class of shares of common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award, or (3) any applicable performance measures; it being understood that, in the case of any “equity restructuring,” the Compensation Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring.

In connection with any change of control, the Compensation Committee may, in its sole discretion, provide for any one or more of the following: (i) a substitution or assumption of awards, or to the extent the surviving entity does not substitute or assume the awards, full acceleration of vesting of, exercisability of, or lapse of restrictions on, as applicable, any awards, provided that (unless the applicable award agreement provides for different treatment upon a change of control) with respect to any performance-vested awards, any such acceleration shall be based on (A) the target level of performance if the applicable performance period has not ended prior to the date of such change in control and (B) the actual level of performance attained during the performance period of the applicable performance period has ended prior to the date of such change in control; and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Compensation Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

other holders of our common stock in such event), including, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof.

Nontransferability of Awards

Each award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Compensation Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination

The Compensation Committee may amend, alter, suspend, discontinue, or terminate the 2020 Equity Plan or any portion thereof at any time; but no such amendment, alteration, suspension, discontinuance or termination may be made without equityholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the 2020 Equity Plan or for changes in U.S. GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the 2020 Equity Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the 2020 Equity Plan; and any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination). However, except as otherwise permitted in the 2020 Equity Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent. In addition, without equityholder approval, except as otherwise permitted in the 2020 Equity Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the Compensation Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (3) the Compensation Committee may not take any other action which is considered a “repricing” for purposes of the equityholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents

The Compensation Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Compensation Committee in its sole discretion. Unless otherwise provided in the award agreement, any dividend payable in respect of any share of restricted stock that remains subject to vesting conditions at the time of payment of such dividend will be retained by the Company and remain subject to the same vesting conditions as the share of restricted stock to which the dividend relates.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Clawback/Repayment

All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Compensation Committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount to the Company.

2020 Employee Stock Purchase Plan

Prior to the completion of this offering, the Board will adopt, and we expect our equityholders to approve, the Company’s 2020 Employee Stock Purchase Plan, or the ESPP. The following summary is qualified in its entirety by reference to the ESPP that has been adopted by the Board.

Purpose

The ESPP is intended to give eligible employees an opportunity to acquire shares of our common stock and promote our best interests and enhance our long-term performance. We believe that allowing our employees to participate in the ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. We may authorize offerings under the ESPP that are not intended to comply with Section 423 of the Code, which offerings will be made pursuant to any rules, procedures or sub-plans adopted by the committee for such purpose.

Authorized Shares

The aggregate number of shares of our common stock that may be issued under the ESPP may not exceed shares, which number will be automatically increased on the first day of each fiscal year beginning in              in an amount equal to the least of (i)              shares of our common stock, (ii) 2% of the total number of shares of our common stock outstanding on the last day of the immediately preceding fiscal year, and (iii) a lower number of shares as determined by our Board, subject to adjustment in accordance with the terms of the ESPP. If a purchase right expires or is terminated, surrendered or canceled without being exercised, in whole or in part, the number of shares subject to the purchase right will again be available for issuance and will not reduce the aggregate number of shares available under the ESPP.

Administration

The ESPP will be administered by the Compensation Committee, or such other committee as may be designated by the Board, or the Board (such administering body, the “Administrator”). The Administrator will have full authority to make, administer and interpret such terms, rules and regulations regarding administration of the ESPP as it may deem advisable, and such decisions are final and binding.

Term

The ESPP will have a term of ten years unless earlier terminated (i) on the date on which all the shares of common stock available for issuance under the ESPP have been issued or (ii) by the Administrator in accordance with the terms of the ESPP.

Eligible Employees

Subject to the Administrator’s ability to exclude certain groups of employees on a uniform and nondiscriminatory basis, including Section 16 officers and/or non-U.S. employees, generally, all of our

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

employees will be eligible to participate if they are employed by us or any participating subsidiary or affiliate for more than 12 consecutive months, or any lesser number of hours per week and/or number of days established by the Administrator. In no event will an employee who is deemed to own 5% or more of the total combined voting power or value of all classes of our capital stock or the capital stock of any parent or subsidiary be eligible to participate in the ESPP, and no participant in the ESPP may purchase shares of our common stock under any employee stock purchase plans of our Company to the extent the option to purchase shares accrue at a rate that exceeds $25,000 of the fair market value of such shares of our common stock, determined as of the first day of the offering period, for each calendar year in which such option is outstanding.

Offering Periods and Purchase Periods

Offering periods under the ESPP will be 6 months long, except that the first offering period will run from the date of completion of this offering and end on June 30, 2021. Commencing in 2021, a new offering period will commence on each of January 5 and July 5 of each calendar year. The Administrator may choose to start a new offering period as it may determine from time to time as appropriate and offering periods may overlap or be consecutive. During each offering period, there will be one 6 month purchase period, which will have the same duration and coincide with the length of the offering period.

Purchase Price

Eligible employees who participate will receive an option to purchase shares of our common stock at a purchase price equal to the lower of 85% of (i) the closing price per share of our common stock on the date of purchase or (ii) the closing price per share of our common stock on the first day of the applicable offering period (or, in the case of the first offering period, the price per share at which shares of our common stock are first sold to the public in connection with this offering). Eligible employees participate by authorizing payroll deductions before the beginning of an offering period, which deduction may not exceed 15% of such employee’s cash compensation.

Contributions and Grants

Eligible employees participate by authorizing payroll deductions before the beginning of an offering period, which deduction may not exceed 15% of such employee’s cash compensation. In addition, the maximum number of shares of our common stock that may be purchased by all participants in any particular purchase period is limited to              shares (subject to adjustment as provided in the ESPP), and the maximum number of shares of our common stock that may be purchased by any participant during any one year period is limited to              shares. The Administrator may modify this limit from time to time by resolution or otherwise.

Cancellation of Election to Purchase

A participant may cancel his or her participation entirely at any time prior to the last 30 days of the applicable offering period by withdrawing all, but not less than all, of his or her contributions credited to his or her account and not yet used to exercise his or her option under the ESPP. Participation will end automatically upon termination of employment with us.

Effect of a Change in Control

In the event of a change in control (as defined under the ESPP), the Administrator may in its discretion provide, without limitation, that each outstanding option be assumed, or an equivalent option be substituted by the successor corporation or a parent or subsidiary of the successor corporation and, if not so assumed or substituted, the offering period for that option be shortened by setting a new exercise date on which the offering period will end; terminate outstanding options and refund accumulated contributions to participants; or continue outstanding options unchanged.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Rights as Stockholder

A participant will have no rights as a stockholder with respect to the shares of our common stock that the participant has an option to purchase in any offering until those shares have been issued to the participant.

Options not Transferable

A participant’s option under the ESPP will be exercisable only by the participant and may not be sold, transferred, pledged or assigned in any manner other than by will or the laws of descent and distribution.

Amendment or Termination

The Administrator, in its sole discretion, may amend, alter, suspend or terminate the ESPP, or any option subject thereto, at any time and for any reason as long as such amendment or termination of an option does not materially adversely affect the rights of a participant with respect to the option without the written consent of such participant.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our existing 2011 Equity Plan and our 2020 Equity Plan and the ESPP to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover              shares of our common stock.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Each Named Executive Officer is entitled to potential payments and benefits, including acceleration of Options and Restricted Units, in connection with a termination of employment or a change of control. The information below describes and estimates potential payments and benefits to which the Named Executive Officers would be entitled under existing arrangements if a qualifying termination of employment or change of control occurred on February 1, 2020, the last business day of our 2019 fiscal year. These benefits are in addition to benefits available generally to salaried employees. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different from those estimated below. Factors that could affect these amounts include the timing during the year of any such event and our valuation at that time. There can be no assurance that a termination or change of control would produce the same or similar results as those described below if any assumption used to prepare this information is not correct in fact.

We have calculated the acceleration value of Options and Restricted Units in the tables below using the Market Value Per Membership Unit.

Mr. Hicks

Employment Agreement

Any severance payments and benefits Mr. Hicks may be entitled to receive under the Hicks Employment Agreement, as described below, are subject to his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates.

Mr. Hicks is not entitled to any severance payments or benefits if he is terminated for Cause or resigns without Good Reason.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Death or Disability

Pursuant to the Hicks Employment Agreement, if his employment is terminated due to death or disability, the Company will pay to Mr. Hicks or his designated beneficiary or legal representative (if applicable) a pro rata portion of the annual bonus under the Executive Team Bonus Plan for the partial fiscal year in which the termination date occurs in an amount equal to the product of (x) the annual bonus he would otherwise have been entitled to had he remained employed on the date such annual bonus is paid (but with the amount of the annual bonus payable calculated based solely on the level of achievement of the applicable Company financial performance metrics for such fiscal year and not on any personal performance goals), and (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year in which the termination date occurs and the termination date, and the denominator of which is equal to 365, payable in a lump sum on the date on which annual bonuses are paid to the Company’s other senior executive officers with respect to such fiscal year.

Without Cause or for Good Reason

Pursuant to the Hicks Employment Agreement, if the Company terminates Mr. Hicks’ employment without Cause or Mr. Hicks resigns for Good Reason, the Company shall pay:

(i) A cash severance payment in an amount equal to the product of (x) two multiplied by (y) the sum of (A) his base salary as in effect on the termination date and (B) the average annual bonus paid to (or earned by, to the extent not yet paid as of the termination date) him under the Executive Team Bonus Plan for the two fiscal years of the Company immediately preceding the fiscal year in which the termination date occurs (or if the termination date occurs during the Company’s 2019 fiscal year, then the annual bonus paid to (or earned by, to the extent not yet paid as of the termination date) him for the Company’s 2018 fiscal year). The Company shall make such payment in equal installments ratably over 24 months following the termination date in accordance with the Company’s normal payroll cycle and procedures, with the first installment to be paid on the first payroll date following the effective date of a release; provided, that if his death occurs subsequent to the termination date, any unpaid installments shall be paid to his estate or beneficiaries in a lump sum payment within 30 days following the date of death. Notwithstanding the foregoing, because Mr. Hicks refused his 2018 bonus, if the termination occurs in 2019 or 2020, we expect that the Compensation Committee would determine that the calculation of the bonus portion of Mr. Hicks’ severance amount will be based solely on the annual bonus earned by him for 2019;

(ii) An amount equal to the product of (x) the annual bonus he has earned under the Executive Team Bonus Plan for the fiscal year of the Company immediately preceding the fiscal year of the Company in which the termination date occurs, multiplied by (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year of the Company in which the termination date occurs and the termination date, and the denominator of which is equal to 365. Such payment is in lieu of the annual bonus that would have otherwise been due to him under the Executive Team Bonus Plan for the performance period in which the termination date occurs. The Company shall make such payment in equal installments ratably over twelve months following the termination date in accordance with the Company’s normal payroll cycle and procedures, with the first installment to be paid on the first payroll date following the effective date of a release; provided, that if his death occurs subsequent to the termination date, any unpaid installments shall be paid to his estate or beneficiaries in a lump sum payment within 30 days following the date of death. Notwithstanding the foregoing, because Mr. Hicks refused his 2018 bonus, if the termination had occurred in 2019, the Compensation Committee would have determined that Mr. Hicks’ pro rata bonus be based on the annual bonus earned by him for 2019; and

(iii) An amount equal to the product of (x) the monthly basic life insurance premium applicable to his basic life insurance coverage immediately prior to the termination date and (y) 24 months, to be paid in a lump sum in cash on the first payroll date following the effective date of the release.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Definitions

Under the Hicks Employment Agreement, the Company may terminate Mr. Hicks’ employment for “Cause” if he: (i) commits gross negligence or willful misconduct, an act of fraud, embezzlement, theft or other criminal act in connection with his duties or in the course of his employment with the Company; (ii) commits an act leading to a conviction of a felony or a misdemeanor involving moral turpitude; (iii) commits a material breach of any provision of his employment agreement; or (iv) fails to perform any and all covenants contained in his employment agreement (including his fiduciary duties and other employment obligations) for any reason other than death, disability, or following Mr. Hicks’ notice of termination for “Good Reason.” Pursuant to the terms of his employment agreement, Mr. Hicks will have 30 days after receiving notice of a termination for Cause to cure or remedy any breach pursuant to items (iii) or (iv) of the preceding sentence.

Under the Hicks Employment Agreement, Mr. Hicks may terminate his employment for “Good Reason” if, without his prior written consent any if any of the following occur that constitute a material negative change to Mr. Hicks: (i) he is assigned any position, authority duties or responsibilities that are materially inconsistent with his position, authority, duties, or other responsibilities as contemplated by his employment agreement; (ii) there is a reduction to his base salary and annual target bonus opportunity in the aggregate; or (iii) there is a material breach by the Company of any provision of his employment agreement. The Company will have 30 days after receiving notice of a termination for Good Reason to cure or remedy any breach of the employment agreement by the Company. Mr. Hicks will not be treated as having terminated his employment for a Good Reason event if he incurs a separation from service more than one (1) year following the initial existence of the Good Reason condition, or if he has not given the Company written notice of the Good Reason condition within 90 days after the initial existence of the Good Reason condition, or if he waives in writing his right to claim Good Reason as a result of the event.

Option Agreements

On September 16, 2018, the Company granted 518,135 Time Options with an exercise price of $5.44 to Mr. Hicks pursuant to the 2018 CEO Option Agreement. The Time Options vest as follows: 1/48th of the Time Options become vested and exercisable on each monthly anniversary of the vesting commencement date (April 5, 2018), subject to continued employment through the applicable vesting date.

On March 7, 2019, the Company granted 694,301 Time Options and 341,969 Performance Options with an exercise price of $5.26 to Mr. Hicks pursuant to the 2019 CEO Option Agreement. The Time Options vest as follows: 1/48th of the Time Options become vested and exercisable on each monthly anniversary of the grant date, subject to continued employment through the applicable vesting date. The Performance Options are eligible to become vested and exercisable with respect to a percentage of Membership Units that are subject to the Performance Options based on the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurs.

The Option Agreements provide for acceleration of vesting as follows:

•	Time Options

•	Death or Disability

•

Upon a termination of employment at any time by reason of death or disability, that portion of the Time Option that would have become vested and exercisable on the vesting date of the Time Option immediately following the date of such termination, had Mr. Hicks remained employed through such vesting date, will become vested and exercisable as of such termination.

•	Change of Control

•

In connection with any Change of Control, any then-outstanding and unvested portion of the Time Option will become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	Performance Options

•	Death or Disability

•

Upon a termination of employment at any time by reason of death or disability, to the extent Earned as of the date of such termination, the portion of the Performance Options that would have become vested and exercisable on the vesting date of the Performance Options immediately following the date of such termination, had he remained employed through such vesting date, will become vested and exercisable as of such termination.

•	Change of Control

•

If a Change of Control occurs during the Option Grant Year, then any then-outstanding and unvested portion of the Performance Options shall become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control.

•

If such Change of Control occurs following the Option Grant Year, then any then-outstanding and unvested portion of the Performance Options that has been Earned as of immediately prior to such Change of Control shall become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control, and any portion of the Performance Options that has not been Earned as of immediately prior to such Change of Control shall be automatically forfeited upon the consummation of such Change of Control.

Restricted Unit Agreement

On September 16, 2018, the Company granted 735,295 Restricted Units to Mr. Hicks pursuant to the 2018 CEO Restricted Unit Agreement. The Restricted Units are subject to both a Time and Service Based Requirement and a Liquidity Event Requirement. Upon a Change of Control, subject to continued employment, both the Time and Service Based Requirement and Liquidity Event Requirement will be satisfied as to 100% of the Restricted Units.

Potential Payments to Mr. Hicks upon Termination or Change of Control

Benefit	Termination due to Death or Disability ($)		Termination Without Cause or Resignation for Termination ($)		Change of Control ($)
Cash Severance Payment (Salary and Bonus)	—		5,937,334	(4)	—
Pro Rata Bonus	1,703,900	(1)	1,868,667	(5)	—
Life Insurance Payment	—		238	(6)	—
Accelerated Vesting of Time Options	3,865	(2)	—		140,995	(7)
Accelerated Vesting of Performance Options	—	(3)	—		78,652	(8)
Accelerated Vesting of Restricted Units	—		—		4,036,769	(9)

Total:	$1,708,035		$7,806,239		$4,256,416

(1)

Pursuant to the Hicks Employment Agreement, if his employment is terminated due to death or disability, the Company will pay to Mr. Hicks or his designated beneficiary or legal representative (if applicable) a pro rata portion of the annual bonus under the Executive Team Bonus Plan for the partial fiscal year in which the termination date occurs in an amount equal to the product of (x) the annual bonus Mr. Hicks would otherwise have been entitled to had he remained employed on the date such annual bonus is paid (but with the amount of the annual bonus payable calculated based solely on the level of achievement of the applicable Company financial performance metrics for such fiscal year and not on any personal performance

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

goals) (154.9% of $1,100,000), and (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year in which the termination date occurs and the termination date (assumed to be the entire 2019 fiscal year), and the denominator of which is equal to 365.
(2)

The amount above represents the value associated with the accelerated vesting of the Time Options upon termination due to death or disability, which is the sum of: (i) $539, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.44), and (B) 10,794 Time Options (the portion under the 2018 CEO Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Hicks remained employed); and (ii) $3,326, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 14,465 Time Options (the portion under the 2019 CEO Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Hicks remained employed).

(3)

None of Mr. Hicks’ Performance Options under the 2019 CEO Option Agreement were Earned as of February 1, 2020 and therefore would not be eligible to vest in connection with a termination due to death or disability on such date.

(4)

Pursuant to the Hicks Employment Agreement, if the Company terminates Mr. Hicks’ employment without Cause or Mr. Hicks resigns for Good Reason, the Company shall pay a cash severance payment in an amount equal to the product of (x) two multiplied by (y) the sum of (A) his base salary ($1,100,000 for 2019) and (B) the average annual bonus paid to (or earned by, to the extent not yet paid as of the termination date) him under the Executive Team Bonus Plan for the two fiscal years of the Company immediately preceding the fiscal year in which the termination date occurs (or if the termination date occurs during the Company’s 2019 fiscal year, then the annual bonus paid to (or earned by, to the extent not yet paid as of the termination date) him for the Company’s 2018 fiscal year). Because Mr. Hicks refused his 2018 bonus, the Compensation Committee would have determined that the calculation of the bonus portion of Mr. Hicks’ severance amount be based solely on the annual bonus earned by him for 2019 ($1,868,667) and the severance amount in the table above has been calculated accordingly.

(5)

Pursuant to the Hicks Employment Agreement, if the Company terminates Mr. Hicks’ employment without Cause or Mr. Hicks resigns for Good Reason, the Company shall pay an amount equal to the product of (x) the annual bonus he has earned under the Executive Team Bonus Plan for the fiscal year immediately preceding the fiscal year in which the termination date occurs, multiplied by (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year in which the termination date occurs and the termination date, and the denominator of which is equal to 365 (assumed to be the entire 2019 fiscal year). Because Mr. Hicks refused his 2018 bonus, if the termination had occurred in 2019, the Compensation Committee would have determined that Mr. Hicks’ pro rata bonus be based on the annual bonus earned by him for 2019 ($1,868,667) and accordingly, this is the amount shown in the table above.

(6)

Pursuant to the Hicks Employment Agreement, if the Company terminates Mr. Hicks’ employment without Cause or Mr. Hicks resigns for Good Reason, the Company shall pay an amount equal to the product of (x) the monthly basic life insurance premium applicable to his basic life insurance coverage immediately prior to the termination date ($9.94 per month) and (y) 24 months.

(7)

The amount above represents the value associated with the accelerated vesting of the Time Options upon a Change of Control, which is the sum of: (i) $14,573, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.44), and (B) 291,461 Time Options (the unvested portion under the 2018 CEO Option Agreement immediately prior to February 1, 2020); and (ii) $126,422, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 549,661 Time Options (the unvested portion under the 2019 CEO Option Agreement immediately prior to February 1, 2020).

(8)

The amount of $78,652 above represents the value associated with the accelerated vesting of the Performance Options upon a Change of Control, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 341,969 Performance

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Options (the unvested portion under the 2019 CEO Option Agreement immediately prior to February 1, 2020, which is the entire grant because the Change of Control occurs during the Option Grant Year).
(9)

Under the 2018 CEO Restricted Unit Agreement, the Restricted Units are subject to both a Time and Service Based Requirement and a Liquidity Event Requirement. Upon a Change of Control, subject to continued employment, both the Time and Service Based Requirement and Liquidity Event Requirement will be satisfied as to 100% of the Restricted Units. The amount above is the product of 735,295 Restricted Units (under the 2018 CEO Restricted Unit Agreement) and the Market Value Per Membership Unit.

Mr. Mullican

Employment Agreement

Any severance payments and benefits Mr. Mullican may be entitled to receive under the Mullican Employment Agreement, as described below, are subject to his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates.

Mr. Mullican is not entitled to any severance payments or benefits if he is terminated for Cause or resigns without Good Reason.

Death or Disability

Pursuant to the Mullican Employment Agreement, if his employment is terminated due to death or disability, the Company will pay to Mr. Mullican or his designated beneficiary or legal representative (if applicable) a pro rata portion of the annual bonus under the Executive Team Bonus Plan for the partial fiscal year in which the termination date occurs in an amount equal to the product of (x) the annual bonus he would otherwise have been entitled to had he remained employed on the date such annual bonus is paid (but with the amount of the annual bonus payable calculated based solely on the level of achievement of the applicable Company financial performance metrics for such fiscal year and not on any personal performance goals), and (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year in which the termination date occurs and the termination date, and the denominator of which is equal to 365, payable in a lump sum on the date on which annual bonuses are paid to the Company’s other senior executive officers with respect to such fiscal year.

Without Cause or for Good Reason

If the Company terminates Mr. Mullican’s employment without Cause or Mr. Mullican resigns for Good Reason, the Company shall pay:

(i) A cash severance payment in an amount equal to the product of (x) two multiplied by (y) the sum of (A) his base salary as in effect on the termination date and (B) the average annual bonus paid to (or earned by, to the extent not yet paid as of the termination date) him under the Executive Team Bonus Plan for the two fiscal years of the Company immediately preceding the fiscal year in which the termination date occurs. The Company shall make such payment in equal installments ratably over 24 months following the termination date in accordance with the Company’s normal payroll cycle and procedures, with the first installment to be paid on the first payroll date following the effective date of a release; provided, that if his death occurs subsequent to the termination date, any unpaid installments shall be paid to his estate or beneficiaries in a lump sum payment within 30 days following the date of death;

(ii) An amount equal to the product of (x) the annual bonus he has earned under the Executive Team Bonus Plan for the fiscal year of the Company immediately preceding the fiscal year of the Company in which the termination date occurs, multiplied by (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year of the Company in which the termination date occurs and the termination date, and the denominator of which is equal to 365. Such payment is in lieu of the

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

annual bonus that would have otherwise been due to him under the Executive Team Bonus Plan for the performance period in which the termination date occurs. The Company shall make such payment in equal installments ratably over twelve months following the termination date in accordance with the Company’s normal payroll cycle and procedures, with the first installment to be paid on the first payroll date following the effective date of a release; provided, that if his death occurs subsequent to the termination date, any unpaid installments shall be paid to his estate or beneficiaries in a lump sum payment within 30 days following the date of death;

(iii) During the 24 month period following the termination date, the Company shall provide Mr. Mullican and his covered dependents medical insurance benefits, contingent on Mr. Mullican electing continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, no less favorable than those provided to active senior executives of the Company and their dependents at a price equal to the COBRA rate while eligible for COBRA and thereafter at the cost of coverage, and the Company shall pay to Mr. Mullican each month during the 24 month period following the termination date an amount equal to the excess, if any, of the monthly premium under the Company’s benefit plans under which such medical insurance benefits are provided, as in effect from time to time, over the amount of Mr. Mullican’s portion of such premiums as if Mr. Mullican was an active employee, which payment shall be paid in advance on the first payroll day of each month during the such 24-month period. Notwithstanding the foregoing, the payments provided under this clause shall cease at such time as Mr. Mullican commences to receive such benefits from a subsequent employer of Mr. Mullican during the 24 month period following the termination date; and

(iv) An amount equal to the product of (x) the monthly basic life insurance premium applicable to his basic life insurance coverage immediately prior to the termination date and (y) 24 months, to be paid in a lump sum in cash on the first payroll date following the effective date of the release.

Definitions

The Mullican Employment Agreement contains the same definition of “Cause” provided in the Hicks Employment Agreement.

The Mullican Employment Agreement contains the same definition of “Good Reason” provided in the Hicks Employment Agreement, except that Mr. Mullican’s definition also includes the relocation of the principal place of employment to a location more than 35 miles from the principal place of employment provided in his employment agreement, if a move to such other location materially increases his commute.

The Mullican Employment Agreement provides that in the event Mr. Mullican elects not to extend the employment agreement, such nonrenewal shall be deemed a termination by Mr. Mullican without Good Reason, and in the event the Company elects not to extend the employment period, such nonrenewal shall be deemed a termination by the Company of Mr. Mullican’s employment without Cause.

Option Agreement

On March 23, 2017, the Company granted 98,523 Time Options and 49,261 Performance Options with an exercise price of $5.30 to Mr. Mullican pursuant to the 2017 Executive Option Agreement. On April 5, 2018, the Company granted 128,825 Time Options with an exercise price of $5.23 to Mr. Mullican pursuant to the 2018 Executive Option Agreement. On March 7, 2019, the Company granted 138,861 Time Options and 68,393 Performance Options with an exercise price of $5.26 to Mr. Mullican pursuant to the 2019 Executive Option Agreement. The Time Options vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date. The Performance Options are eligible to become vested and exercisable with respect to a percentage of Membership Units that are subject to the Performance Options based on the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurs.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Option Agreements provide for acceleration of vesting as follows:

•	Time Options

•	Death or Disability

•

Upon a termination of employment at any time by reason of death or disability, that portion of the Time Option that would have become vested and exercisable on the vesting date of the Time Option immediately following the date of such termination, had Mr. Mullican remained employed through such vesting date, will become vested and exercisable as of such termination.

•	Change of Control

•

In connection with any Change of Control, any then-outstanding and unvested portion of the Time Option will become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control.

•	Performance Options

•	Death or Disability

•

Upon a termination of employment at any time by reason of death or disability, to the extent Earned as of the date of such termination, the portion of the Performance Options that would have become vested and exercisable on the vesting date of the Performance Options immediately following the date of such termination, had he remained employed through such vesting date, will become vested and exercisable as of such termination.

•	Change of Control

•

If a Change of Control occurs during the Option Grant Year, then any then-outstanding and unvested portion of the Performance Options shall become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control.

•

If such Change of Control occurs following the Option Grant Year, then any then-outstanding and unvested portion of the Performance Options that has been Earned as of immediately prior to such Change of Control shall become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control, and any portion of the Performance Options that has not been Earned as of immediately prior to such Change of Control shall be automatically forfeited upon the consummation of such Change of Control.

Restricted Unit Agreement

On June 22, 2018, the Company granted 377,359 Restricted Units to Mr. Mullican pursuant to the 2018 Executive Restricted Unit Agreement. The Restricted Units are subject to both a Time and Service Based Requirement and a Liquidity Event Requirement. Upon a Change of Control, subject to continued employment, both the Time and Service Based Requirement and Liquidity Event Requirement will be satisfied as to 100% of the Restricted Units.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Potential Payments to Mr. Mullican upon Termination or Change of Control

Benefit	Termination due to Death or Disability ($)		Termination Without Cause or Resignation for Termination ($)		Change of Control ($)
Cash Severance Payment (Salary and Bonus)	—		1,327,936	(4)	—
Pro Rata Bonus	456,570	(1)	92,908	(5)	—
COBRA Payment	—		21,888	(6)	—
Life Insurance Payment	—		360	(7)	—
Accelerated Vesting of Time Options	21,037	(2)	—		66,418	(8)
Accelerated Vesting of Performance Options	1,322	(3)	—		18,374	(9)
Accelerated Vesting of Restricted Units	—		—		2,071,700	(10)

Total:	$478,929		$1,443,092		$2,156,492

(1)

Pursuant to the Mullican Employment Agreement, if his employment is terminated due to death or disability, the Company will pay to Mr. Mullican or his designated beneficiary or legal representative (if applicable) a pro rata portion of the annual bonus under the Executive Team Bonus Plan for the partial fiscal year in which the termination date occurs in an amount equal to the product of (x) the annual bonus Mr. Mullican would otherwise have been entitled to had he remained employed on the date such annual bonus is paid (but with the amount of the annual bonus payable calculated based solely on the level of achievement of the applicable Company financial performance metrics for such fiscal year and not on any personal performance goals) (93.6% of $487,822, which is the percentage of salary earned for the achievement of the combined Company performance goals), and (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year in which the termination date occurs and the termination date (assumed to be the entire 2019 fiscal year), and the denominator of which is equal to 365.

(2)

The amount above represents the value associated with the accelerated vesting of the Time Options upon termination due to death or disability, which is the sum of: (i) $4,679, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.30), and (B) 24,631 Time Options (the portion under the 2017 Executive Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Mullican remained employed); (ii) $8,373, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.23), and (B) 32,206 Time Options (the portion under the 2018 Executive Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Mullican remained employed); and (iii) $7,984, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 34,715 Time Options (the portion under the 2019 Executive Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Mullican remained employed).

(3)

The amount of $1,322 above represents the value associated with the accelerated vesting of the Performance Options upon termination due to death or disability, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.30), and (B) 6,958 Performance Options (the Earned portion under the 2017 Executive Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Mullican remained employed). None of Mr. Mullican’s Performance Options under the 2019 Executive Option Agreement were Earned as of February 1, 2020 and therefore would not be eligible to vest in connection with a termination due to death or disability on such date.

(4)

Pursuant to the Mullican Employment Agreement, if the Company terminates Mr. Mullican’s employment without Cause or Mr. Mullican resigns for Good Reason, the Company shall pay a cash severance payment in an amount equal to the product of (x) two multiplied by (y) the sum of (A) his base salary ($489,500 for 2019) and (B) the average annual bonus paid to (or earned by, to the extent not yet paid as of the termination

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

date) him under the Executive Team Bonus Plan for the two fiscal years of the Company immediately preceding the fiscal year in which the termination date occurs ($256,028 for 2017 and $92,908 for 2018).
(5)

Pursuant to the Mullican Employment Agreement, if the Company terminates Mr. Mullican’s employment without Cause or Mr. Mullican resigns for Good Reason, the Company shall pay an amount equal to the product of (x) the annual bonus he has earned under the Executive Team Bonus Plan for the fiscal year immediately preceding the fiscal year in which the termination date occurs ($92,908 for 2018), multiplied by (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year in which the termination date occurs and the termination date (assumed to be the entire 2019 fiscal year), and the denominator of which is equal to 365.

(6)

Pursuant to the Mullican Employment Agreement, if the Company terminates Mr. Mullican’s employment without Cause or Mr. Mullican resigns for Good Reason, then during the 24 month period following the termination date, the Company shall provide Mr. Mullican and his covered dependents medical insurance benefits no less favorable than those provided to active senior executives of the Company and their dependents at a price equal to the COBRA rate while eligible for COBRA and thereafter at the cost of coverage, and the Company shall pay to Mr. Mullican each month during the 24 month period following the termination date an amount equal to the excess, if any, of the monthly premium under the Company’s benefit plans under which such medical insurance benefits are provided, as in effect from time to time, over the amount of Mr. Mullican’s portion of such premiums as if Mr. Mullican was an active employee, which payment shall be paid in advance on the first payroll day of each month during the such 24-month period ($912 per month).

(7)

Pursuant to the Mullican Employment Agreement, if the Company terminates Mr. Mullican’s employment without Cause or Mr. Mullican resigns for Good Reason, the Company shall pay an amount equal to the product of (x) the monthly basic life insurance premium applicable to his basic life insurance coverage immediately prior to the termination date ($15 per month), and (y) 24 months.

(8)

The amount above represents the value associated with the accelerated vesting of the Time Options upon a Change of Control, which is the sum of: (i) $9,358, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.30), and (B) 49,262 Time Options (the unvested portion under the 2017 Executive Option Agreement immediately prior to February 1, 2020); (ii) $25,120, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.23), and (B) 96,619 Time Options (the unvested portion under the 2018 Executive Option Agreement immediately prior to February 1, 2020); and (iii) $31,938, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 138,861 Time Options (the unvested portion under the 2019 Executive Option Agreement immediately prior to February 1, 2020, which is the entire grant).

(9)

The amount above represents the value associated with the accelerated vesting of the Performance Options upon a Change of Control, which is the sum of: (i) $2,644, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.30), and (B) 13,916 Performance Options (the unvested and Earned portion under the 2017 Executive Option Agreement immediately prior to February 1, 2020); and (ii) $15,730, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 68,393 Performance Options (the unvested portion under the 2019 Executive Option Agreement immediately prior to February 1, 2020, which is the entire grant because the Change of Control occurs during the Option Grant Year).

(10)

Under the 2018 Executive Restricted Unit Agreement, the Restricted Units are subject to both a Time and Service Based Requirement and a Liquidity Event Requirement. Upon a Change of Control, subject to continued employment, both the Time and Service Based Requirement and Liquidity Event Requirement will be satisfied as to 100% of the Restricted Units. The amount above is the product of 377,359 Restricted Units (under the 2018 Executive Restricted Unit Agreement) and the Market Value Per Membership Unit.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Mr. Lawrence

Employment Agreement

Any severance payments and benefits Mr. Lawrence may be entitled to receive under the Lawrence Employment Agreement, as described below, are subject to his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates.

Mr. Lawrence is not entitled to any severance payments or benefits if he is terminated for Cause or resigns without Good Reason.

Death or Disability

Pursuant to the Lawrence Employment Agreement, if his employment is terminated due to death or disability, the Company will pay to Mr. Lawrence or his designated beneficiary or legal representative (if applicable) a pro rata portion of the annual bonus under the Executive Team Bonus Plan for the partial fiscal year in which the termination date occurs in an amount equal to the product of (x) the annual bonus he would otherwise have been entitled to had he remained employed on the date such annual bonus is paid (but with the amount of the annual bonus payable calculated based solely on the level of achievement of the applicable Company financial performance metrics for such fiscal year and not on any personal performance goals), and (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year in which the termination date occurs (or his commencement date of February 11, 2019 if the termination occurs in the 2019 fiscal year) and the termination date, and the denominator of which is equal to 365, payable in a lump sum on the date on which annual bonuses are paid to the Company’s other senior executive officers with respect to such fiscal year.

Without Cause or for Good Reason

If the Company terminates Mr. Lawrence’s employment without Cause or Mr. Lawrence resigns for Good Reason, the Company shall pay:

(i) A cash severance payment in an amount equal to the product of (x) two multiplied by (y) the sum of (A) his base salary as in effect on the termination date and (B) the average annual bonus paid to (or earned by, to the extent not yet paid as of the termination date) him under the Executive Team Bonus Plan for the two fiscal years of the Company immediately preceding the fiscal year in which the termination date occurs. The Company shall make such payment in equal installments ratably over 24 months following the termination date in accordance with the Company’s normal payroll cycle and procedures, with the first installment to be paid on the first payroll date following the effective date of a release; provided, that if his death occurs subsequent to the termination date, any unpaid installments shall be paid to his estate or beneficiaries in a lump sum payment within 30 days following the date of death;

(ii) An amount equal to the product of (x) the annual bonus he has earned under the Executive Team Bonus Plan for the fiscal year of the Company immediately preceding the fiscal year of the Company in which the termination date occurs, multiplied by (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year of the Company in which the termination date occurs and the termination date, and the denominator of which is equal to 365. Such payment is in lieu of the annual bonus that would have otherwise been due to him under the Executive Team Bonus Plan for the performance period in which the termination date occurs. The Company shall make such payment in equal installments ratably over twelve months following the termination date in accordance with the Company’s normal payroll cycle and procedures, with the first installment to be paid on the first payroll date following the effective date of a release; provided, that if his death occurs subsequent to the termination date, any unpaid installments shall be paid to his estate or beneficiaries in a lump sum payment within 30 days following the date of death;

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(iii) During the 24 month period following the termination date, the Company shall provide Mr. Lawrence and his covered dependents medical insurance benefits, contingent on Mr. Lawrence electing continuation coverage under COBRA, no less favorable than those provided to active senior executives of the Company and their dependents at a price equal to the COBRA rate while eligible for COBRA and thereafter at the cost of coverage, and the Company shall pay to Mr. Lawrence each month during the 24 month period following the termination date an amount equal to the excess, if any, of the monthly premium under the Company’s benefit plans under which such medical insurance benefits are provided, as in effect from time to time, over the amount of Mr. Lawrence’s portion of such premiums as if Mr. Lawrence was an active employee, which payment shall be paid in advance on the first payroll day of each month during the such 24-month period. Notwithstanding the foregoing, the payments provided under this clause shall cease at such time as Mr. Lawrence commences to receive such benefits from a subsequent employer of Mr. Lawrence during the 24 month period following the termination date; and

(iv) An amount equal to the product of (x) the monthly basic life insurance premium applicable to his basic life insurance coverage immediately prior to the termination date and (y) 24 months, to be paid in a lump sum in cash on the first payroll date following the effective date of the release.

Definitions

The Lawrence Employment Agreement contains the same definition of “Cause” provided in the Hicks Employment Agreement.

The Lawrence Employment Agreement contains the same definition of “Good Reason” provided in the Hicks Employment Agreement, except that Mr. Lawrence’s definition does not include clause (i) from Mr. Hicks’ definition, and Mr. Lawrence’s definition also includes the relocation of the principal place of employment to a location more than 50 miles from the principal place of employment provided in his employment agreement, if a move to such other location materially increases his commute. In addition, Mr. Lawrence’s definition provides that he will not be treated as having terminated his employment for a Good Reason event if he incurs a separation from service more than six months (rather than one year) following the initial existence of the Good Reason condition, or if he has not given the Company written notice of the Good Reason condition within 90 days after the initial existence of the Good Reason condition, or if he waives in writing his right to claim Good Reason as a result of the event.

Option Agreement

On March 7, 2019, the Company granted 411,270 Time Options and 106,865 Performance Options with an exercise price of $5.26 to Mr. Lawrence pursuant to the 2019 Executive Option Agreement. The Time Options vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date. The Performance Options are eligible to become vested and exercisable with respect to a percentage of Membership Units that are subject to the Performance Options based on the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurs.

The Option Agreement provides for acceleration of vesting as follows:

•	Time Options

•	Death or Disability

•

Upon a termination of employment at any time by reason of death or disability, that portion of the Time Option that would have become vested and exercisable on the vesting date of the Time Option immediately following the date of such termination, had Mr. Lawrence remained employed through such vesting date, will become vested and exercisable as of such termination.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	Change of Control

•

In connection with any Change of Control, any then-outstanding and unvested portion of the Time Option will become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control.

•	Performance Options

•	Death or Disability

•

Upon a termination of employment at any time by reason of death or disability, to the extent Earned as of the date of such termination, the portion of the Performance Options that would have become vested and exercisable on the vesting date of the Performance Options immediately following the date of such termination, had he remained employed through such vesting date, will become vested and exercisable as of such termination.

•	Change of Control

•

If a Change of Control occurs during the Option Grant Year, then any then-outstanding and unvested portion of the Performance Options shall become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control.

•

If such Change of Control occurs following the Option Grant Year, then any then-outstanding and unvested portion of the Performance Options that has been Earned as of immediately prior to such Change of Control shall become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control, and any portion of the Performance Options that has not been Earned as of immediately prior to such Change of Control shall be automatically forfeited upon the consummation of such Change of Control.

Restricted Unit Agreement

On March 7, 2019, the Company granted 142,586 Restricted Units to Mr. Lawrence pursuant to the 2019 Executive Restricted Unit Agreement. The Restricted Units are subject to both a Time and Service Based Requirement and a Liquidity Event Requirement. Upon a Change of Control, subject to continued employment, both the Time and Service Based Requirement and Liquidity Event Requirement will be satisfied as to 100% of the Restricted Units.

Potential Payments to Mr. Lawrence upon Termination or Change of Control

Benefit	Termination due to Death or Disability ($)		Termination Without Cause or Resignation for Termination ($)		Change of Control ($)
Cash Severance Payment (Salary and Bonus)	—		1,410,000	(4)	—
Pro Rata Bonus	756,646	(1)	0	(5)	—
COBRA Payment	—		21,888	(6)	—
Life Insurance Payment	—		360	(7)	—
Accelerated Vesting of Time Options	23,647	(2)	—		94,592	(8)
Accelerated Vesting of Performance Options	0	(3)	—		24,578	(9)
Accelerated Vesting of Restricted Units	—		—		782,797	(10)

Total:	$780,293		$1,432,248		$901,967

(1)

Pursuant to the Lawrence Employment Agreement, if his employment is terminated due to death or disability, the Company will pay to Mr. Lawrence or his designated beneficiary or legal representative (if

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

applicable) a pro rata portion of the annual bonus under the Executive Team Bonus Plan for the partial fiscal year in which the termination date occurs in an amount equal to the product of (x) the annual bonus Mr. Lawrence would otherwise have been entitled to had he remained employed on the date such annual bonus is paid (but with the amount of the annual bonus payable calculated based solely on the level of achievement of the applicable Company financial performance metrics for such fiscal year and not on any personal performance goals) (112.3% of $690,730), and (y) a fraction, the numerator of which is equal to the number of days between and including his commencement date of February 11, 2019 and the termination date (356 days), and the denominator of which is equal to 365.
(2)

The amount of $23,647 above represents the value associated with the accelerated vesting of the Time Options upon termination due to death or disability, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 102,818 Time Options (the portion under the 2019 Executive Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Lawrence remained employed).

(3)

None of Mr. Lawrence’s Performance Options under the 2019 Executive Option Agreement were Earned as of February 1, 2020 and therefore would not be eligible to vest in connection with a termination due to death or disability on such date.

(4)

Pursuant to the Lawrence Employment Agreement, if the Company terminates Mr. Lawrence’s employment without Cause or Mr. Lawrence resigns for Good Reason, the Company shall pay a cash severance payment in an amount equal to the product of (x) two multiplied by (y) the sum of (A) his base salary ($705,000 for 2019) and (B) the average annual bonus paid to (or earned by, to the extent not yet paid as of the termination date) him under the Executive Team Bonus Plan for the two fiscal years of the Company immediately preceding the fiscal year in which the termination date occurs ($0 for 2017 and $0 for 2018).

(5)

Pursuant to the Lawrence Employment Agreement, if the Company terminates Mr. Lawrence’s employment without Cause or Mr. Lawrence resigns for Good Reason, the Company shall pay an amount equal to the product of (x) the annual bonus he has earned under the Executive Team Bonus Plan for the fiscal year immediately preceding the fiscal year in which the termination date occurs ($0 for 2018), multiplied by (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year in which the termination date occurs and the termination date, and the denominator of which is equal to 365 (assumed to be the entire 2019 fiscal year).

(6)

Pursuant to the Lawrence Employment Agreement, if the Company terminates Mr. Lawrence’s employment without Cause or Mr. Lawrence resigns for Good Reason, then during the 24 month period following the termination date, the Company shall provide Mr. Lawrence and his covered dependents medical insurance benefits no less favorable than those provided to active senior executives of the Company and their dependents at a price equal to the COBRA rate while eligible for COBRA and thereafter at the cost of coverage, and the Company shall pay to Mr. Lawrence each month during the 24 month period following the termination date an amount equal to the excess, if any, of the monthly premium under the Company’s benefit plans under which such medical insurance benefits are provided, as in effect from time to time, over the amount of Mr. Lawrence’s portion of such premiums as if Mr. Lawrence was an active employee, which payment shall be paid in advance on the first payroll day of each month during the such 24-month period ($912 per month).

(7)

Pursuant to the Lawrence Employment Agreement, if the Company terminates Mr. Lawrence’s employment without Cause or Mr. Lawrence resigns for Good Reason, the Company shall pay an amount equal to the product of (x) the monthly basic life insurance premium applicable to his basic life insurance coverage immediately prior to the termination date ($15 per month), and (y) 24 months.

(8)

The amount of $94,592 above represents the value associated with the accelerated vesting of the Time Options upon a Change of Control, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 411,270 Time Options (the unvested portion under the 2019 Executive Option Agreement immediately prior to February 1, 2020, which is the entire grant).

(9)

The amount of $24,578 above represents the value associated with the accelerated vesting of the Performance Options upon a Change of Control, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 106,865 Performance

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Options (the unvested portion under the 2019 Executive Option Agreement immediately prior to February 1, 2020, which is the entire grant).
(10)

Under the 2019 Executive Restricted Unit Agreement, the Restricted Units are subject to both a Time and Service Based Requirement and a Liquidity Event Requirement. Upon a Change of Control, subject to continued employment, both the Time and Service Based Requirement and Liquidity Event Requirement will be satisfied as to 100% of the Restricted Units. The amount above is the product of 142,586 Restricted Units (under the 2019 Executive Restricted Unit Agreement) and the Market Value Per Membership Unit.

Mr. Johnson

Employment Agreement

Any severance payments and benefits Mr. Johnson may be entitled to receive under the Johnson Employment Agreement, as described below, are subject to his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates.

Mr. Johnson is not entitled to any severance payments or benefits if he is terminated for Cause or resigns without Good Reason.

Death or Disability

Pursuant to the Johnson Employment Agreement, if his employment is terminated due to death or disability, the Company will pay to Mr. Johnson or his designated beneficiary or legal representative (if applicable) a pro rata portion of the annual bonus under the Executive Team Bonus Plan for the partial fiscal year in which the termination date occurs in an amount equal to the product of (x) the annual bonus he would otherwise have been entitled to had he remained employed on the date such annual bonus is paid (but with the amount of the annual bonus payable calculated based solely on the level of achievement of the applicable Company financial performance metrics for such fiscal year and not on any personal performance goals), and (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year in which the termination date occurs and the termination date, and the denominator of which is equal to 365, payable in a lump sum on the date on which annual bonuses are paid to the Company’s other senior executive officers with respect to such fiscal year.

Without Cause or for Good Reason

If the Company terminates Mr. Johnson’s employment without Cause or Mr. Johnson resigns for Good Reason, the Company shall pay:

(i) A cash severance payment in an amount equal to the product of (x) two multiplied by (y) the sum of (A) his base salary as in effect on the termination date and (B) the average annual bonus paid to (or earned by, to the extent not yet paid as of the termination date) him under the Executive Team Bonus Plan for the two fiscal years of the Company immediately preceding the fiscal year in which the termination date occurs. The Company shall make such payment in equal installments ratably over 24 months following the termination date in accordance with the Company’s normal payroll cycle and procedures, with the first installment to be paid on the first payroll date following the effective date of a release; provided, that if his death occurs subsequent to the termination date, any unpaid installments shall be paid to his estate or beneficiaries in a lump sum payment within 30 days following the date of death;

(ii) An amount equal to the product of (x) the annual bonus he has earned under the Executive Team Bonus Plan for the fiscal year of the Company immediately preceding the fiscal year of the Company in which the termination date occurs, multiplied by (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year of the Company in which the termination date occurs and the termination date, and the denominator of which is equal to 365. Such payment is in lieu of the

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

annual bonus that would have otherwise been due to him under the Executive Team Bonus Plan for the performance period in which the termination date occurs. The Company shall make such payment in equal installments ratably over twelve months following the termination date in accordance with the Company’s normal payroll cycle and procedures, with the first installment to be paid on the first payroll date following the effective date of a release; provided, that if his death occurs subsequent to the termination date, any unpaid installments shall be paid to his estate or beneficiaries in a lump sum payment within 30 days following the date of death;

(iii) During the 24 month period following the termination date, the Company shall provide Mr. Johnson and his covered dependents medical insurance benefits, contingent on Mr. Johnson electing continuation coverage under COBRA, no less favorable than those provided to active senior executives of the Company and their dependents at a price equal to the COBRA rate while eligible for COBRA and thereafter at the cost of coverage, and the Company shall pay to Mr. Johnson each month during the 24 month period following the termination date an amount equal to the excess, if any, of the monthly premium under the Company’s benefit plans under which such medical insurance benefits are provided, as in effect from time to time, over the amount of Mr. Johnson’s portion of such premiums as if Mr. Johnson was an active employee, which payment shall be paid in advance on the first payroll day of each month during the such 24-month period. Notwithstanding the foregoing, the payments provided under this clause shall cease at such time as Mr. Johnson commences to receive such benefits from a subsequent employer of Mr. Johnson during the 24 month period following the termination date; and

(iv) An amount equal to the product of (x) the monthly basic life insurance premium applicable to his basic life insurance coverage immediately prior to the termination date and (y) 24 months, to be paid in a lump sum in cash on the first payroll date following the effective date of the release.

Definitions

The Johnson Employment Agreement contains the same definition of “Cause” provided in the Hicks Employment Agreement.

The Johnson Employment Agreement contains the same definition of “Good Reason” provided in the Hicks Employment Agreement, except that Mr. Johnson’s definition does not include clause (i) from Mr. Hicks’ definition and instead includes a material diminution of Mr. Johnson’s position, authority duties or other responsibilities from those as contemplated in his employment agreement. In addition, Mr. Johnson’s definition includes the relocation of the principal place of employment to a location more than 50 miles from the principal place of employment provided in his employment agreement, if a move to such other location materially increases his commute. In addition, Mr. Johnson’s definition provides that he will not be treated as having terminated his employment for a Good Reason event if he incurs a separation from service more than six months (rather than one year) following the initial existence of the Good Reason condition, or if he has not given the Company written notice of the Good Reason condition within 90 days after the initial existence of the Good Reason condition, or if he waives in writing his right to claim Good Reason as a result of the event.

The Johnson Employment Agreement provides that in the event Mr. Johnson elects not to extend the employment agreement, such nonrenewal shall be deemed a termination by Mr. Johnson without Good Reason, and in the event the Company elects not to extend the employment period, such nonrenewal shall be deemed a termination by the Company of Mr. Johnson’s employment without Cause.

Option Agreement

On June 6, 2017, the Company granted 73,892 Time Options and 36,946 Performance Options with an exercise price of $5.30 to Mr. Johnson pursuant to the 2017 Executive Option Agreement. On April 5, 2018, the Company granted 104,670 Time Options with an exercise price of $5.23 to Mr. Johnson pursuant to the 2018 Executive Option Agreement. On March 7, 2019, the Company granted 21,504 Time Options and 59,844

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Performance Options with an exercise price of $5.26 to Mr. Johnson pursuant to the 2019 Executive Option Agreement. The Time Options vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date. The Performance Options are eligible to become vested and exercisable with respect to a percentage of Membership Units that are subject to the Performance Options based on the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurs.

The Option Agreements provide for acceleration of vesting as follows:

•	Time Options

•	Death or Disability

•

Upon a termination of employment at any time by reason of death or disability, that portion of the Time Option that would have become vested and exercisable on the vesting date of the Time Option immediately following the date of such termination, had Mr. Johnson remained employed through such vesting date, will become vested and exercisable as of such termination.

•	Change of Control

•

In connection with any Change of Control, any then-outstanding and unvested portion of the Time Option will become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control.

•	Performance Options

•	Death or Disability

•

Upon a termination of employment at any time by reason of death or disability, to the extent Earned as of the date of such termination, the portion of the Performance Options that would have become vested and exercisable on the vesting date of the Performance Options immediately following the date of such termination, had he remained employed through such vesting date, will become vested and exercisable as of such termination.

•	Change of Control

•

If a Change of Control occurs during the Option Grant Year, then any then-outstanding and unvested portion of the Performance Options shall become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control.

•

If such Change of Control occurs following the Option Grant Year, then any then-outstanding and unvested portion of the Performance Options that has been Earned as of immediately prior to such Change of Control shall become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control, and any portion of the Performance Options that has not been Earned as of immediately prior to such Change of Control shall be automatically forfeited upon the consummation of such Change of Control.

Restricted Unit Agreement

On June 22, 2018, the Company granted 235,850 Restricted Units to Mr. Johnson pursuant to the 2018 Executive Restricted Unit Agreement. The Restricted Units are subject to both a Time and Service Based Requirement and a Liquidity Event Requirement. Upon a Change of Control, subject to continued employment, both the Time and Service Based Requirement and Liquidity Event Requirement will be satisfied as to 100% of the Restricted Units.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Potential Payments to Mr. Johnson upon Termination or Change of Control

Benefit	Termination due to Death or Disability ($)		Termination Without Cause or Resignation for Termination ($)		Change of Control ($)
Cash Severance Payment (Salary and Bonus)	—		1,316,378	(4)	—
Pro Rata Bonus	434,125	(1)	87,284	(5)	—
COBRA Payment	—		21,888	(6)	—
Life Insurance Payment	—		360	(7)	—
Accelerated Vesting of Time Options	17,299	(2)	—		55,376	(8)
Accelerated Vesting of Performance Options	991	(3)	—		15,747	(9)
Accelerated Vesting of Restricted Units	—		—		1,294,816	(10)

Total:	$452,415		$1,425,910		$1,365,939

(1)

Pursuant to the Johnson Employment Agreement, if his employment is terminated due to death or disability, the Company will pay to Mr. Johnson or his designated beneficiary or legal representative (if applicable) a pro rata portion of the annual bonus under the Executive Team Bonus Plan for the partial fiscal year in which the termination date occurs in an amount equal to the product of (x) the annual bonus Mr. Johnson would otherwise have been entitled to had he remained employed on the date such annual bonus is paid (but with the amount of the annual bonus payable calculated based solely on the level of achievement of the applicable Company financial performance metrics for such fiscal year and not on any personal performance goals) (93.6% of $463,840, which is the percentage of salary earned for the achievement of the combined Company performance goals), and (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year in which the termination date occurs and the termination date (assumed to be the entire 2019 fiscal year), and the denominator of which is equal to 365.

(2)

The amount above represents the value associated with the accelerated vesting of the Time Options upon termination due to death or disability, which is the sum of: (i) $3,509, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.30), and (B) 18,473 Time Options (the portion under the 2017 Executive Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Johnson remained employed); (ii) $6,803, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.23), and (B) 26,167 Time Options (the portion under the 2018 Executive Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Johnson remained employed); and (iii) $6,986, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 30,376 Time Options (the portion under the 2019 Executive Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Johnson remained employed).

(3)

The amount above represents the value associated with the accelerated vesting of the Performance Options upon termination due to death or disability, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.30), and (B) 5,219 Performance Options (the Earned portion under the 2017 Executive Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Johnson remained employed). None of Mr. Johnson’s Performance Options under the 2019 Executive Option Agreement were Earned as of February 1, 2020 and therefore would not be eligible to vest in connection with a termination due to death or disability on such date.

(4)

Pursuant to the Johnson Employment Agreement, if the Company terminates Mr. Johnson’s employment without Cause or Mr. Johnson resigns for Good Reason, the Company shall pay a cash severance payment in an amount equal to the product of (x) two multiplied by (y) the sum of (A) his base salary ($480,000 for 2019) and (B) the average annual bonus paid to (or earned by, to the extent not yet paid as of the termination date) him under the Executive Team Bonus Plan for the two fiscal years of the Company immediately preceding the fiscal year in which the termination date occurs ($269,094 for 2017 and $87,284 for 2018).

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(5)

Pursuant to the Johnson Employment Agreement, if the Company terminates Mr. Johnson’s employment without Cause or Mr. Johnson resigns for Good Reason, the Company shall pay an amount equal to the product of (x) the annual bonus he has earned under the Executive Team Bonus Plan for the fiscal year immediately preceding the fiscal year in which the termination date occurs ($87,284 for 2018), multiplied by (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year in which the termination date occurs and the termination date, and the denominator of which is equal to 365 (assumed to be the entire fiscal year).

(6)

Pursuant to the Johnson Employment Agreement, if the Company terminates Mr. Johnson’s employment without Cause or Mr. Johnson resigns for Good Reason, then during the 24 month period following the termination date, the Company shall provide Mr. Johnson and his covered dependents medical insurance benefits no less favorable than those provided to active senior executives of the Company and their dependents at a price equal to the COBRA rate while eligible for COBRA and thereafter at the cost of coverage, and the Company shall pay to Mr. Johnson each month during the 24 month period following the termination date an amount equal to the excess, if any, of the monthly premium under the Company’s benefit plans under which such medical insurance benefits are provided, as in effect from time to time, over the amount of Mr. Johnson’s portion of such premiums as if Mr. Johnson was an active employee, which payment shall be paid in advance on the first payroll day of each month during the such 24-month period ($912 per month).

(7)

Pursuant to the Johnson Employment Agreement, if the Company terminates Mr. Johnson’s employment without Cause or Mr. Johnson resigns for Good Reason, the Company shall pay an amount equal to the product of (x) the monthly basic life insurance premium applicable to his basic life insurance coverage immediately prior to the termination date ($15 per month) and (y) 24 months.

(8)

The amount above represents the value associated with the accelerated vesting of the Time Options upon a Change of Control, which is the sum of: (i) $7,019, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.30), and (B) 36,946 Time Options (the unvested portion under the 2017 Executive Option Agreement immediately prior to February 1, 2020); (ii) $20,410, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.23), and (B) 78,503 Time Options (the unvested portion under the 2018 Executive Option Agreement immediately prior to February 1, 2020); and (iii) $27,945, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 121,504 Time Options (the unvested portion under the 2019 Executive Option Agreement immediately prior to February 1, 2020, which is the entire grant).

(9)

The amount above represents the value associated with the accelerated vesting of the Performance Options upon a Change of Control, which is the sum of: (i) $1,983, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.30), and (B) 10,438 Performance Options (the unvested and Earned portion under the 2017 Executive Option Agreement immediately prior to February 1, 2020); and (ii) $13,764, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 59,844 Performance Options (the unvested portion under the 2019 Executive Option Agreement immediately prior to February 1, 2020, which is the entire grant because the Change of Control occurs during the Option Grant Year).

(10)

Under the 2018 Executive Restricted Unit Agreement, the Restricted Units are subject to both a Time and Service Based Requirement and a Liquidity Event Requirement. Upon a Change of Control, subject to continued employment, both the Time and Service Based Requirement and Liquidity Event Requirement will be satisfied as to 100% of the Restricted Units. The amount above is the product of 235,850 Restricted Units (under the 2018 Executive Restricted Unit Agreement) and the Market Value Per Membership Unit.

Mr. Attaway

Employment Agreement

Any severance payments and benefits Mr. Attaway may be entitled to receive under the Attaway Employment Agreement, as described below, are subject to his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Mr. Attaway is not entitled to any severance payments or benefits if he is terminated for Cause or resigns without Good Reason.

Death or Disability

Pursuant to the Attaway Employment Agreement, if his employment is terminated due to death or disability, the Company will pay to Mr. Attaway or his designated beneficiary or legal representative (if applicable):

(i) An amount equal to one times his base salary as in effect on the termination date, payable in equal installments ratably over twelve months following the termination date in accordance with the Company’s normal payroll cycle and procedures; provided, however, that if his death occurs subsequent to the termination date, any unpaid installments shall be paid to his estate or beneficiaries in a lump sum payment within 30 days following the date of death; and

(ii) An amount equal to the bonus earned by him under the Executive Team Bonus Plan for the fiscal year of the Company immediately preceding the fiscal year of the Company in which the termination date occurs, payable in equal installments ratably over twelve months following the termination date in accordance with the Company’s normal payroll cycle and procedures; provided, however, that if his death occurs subsequent to the termination date, any unpaid installments shall be paid to his estate or beneficiaries in a lump sum payment within 30 days following the date of death. Such payment is in lieu of the bonus that would have otherwise been due to him under the Executive Team Bonus Plan for the performance period in which the termination date occurs.

Without Cause or for Good Reason

If the Company terminates Mr. Attaway’s employment without Cause or Mr. Attaway resigns for Good Reason, the Company shall pay:

(i) A cash severance payment in an amount equal to the product of (x) two multiplied by (y) the sum of (A) his base salary (at the rate in effect as of the last day of the year immediately preceding the termination date) and (B) the average annual bonus paid to (or earned by, to the extent not yet paid as of the termination date) him under the Executive Team Bonus Plan for the two fiscal years of the Company immediately preceding the fiscal year in which the termination date occurs. The Company shall make such payment in equal installments ratably over 24 months following the termination date in accordance with the Company’s normal payroll cycle and procedures, with the first installment to be paid on the first payroll date following the effective date of a release; provided, that if his death occurs subsequent to the termination date, any unpaid installments shall be paid to his estate or beneficiaries in a lump sum payment within 30 days following the date of death;

(ii) An amount equal to the product of (x) the annual bonus he has earned under the Executive Team Bonus Plan for the fiscal year of the Company immediately preceding the fiscal year of the Company in which the termination date occurs, multiplied by (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year of the Company in which the termination date occurs and the termination date, and the denominator of which is equal to 365. Such payment is in lieu of the annual bonus that would have otherwise been due to him under the Executive Team Bonus Plan for the performance period in which the termination date occurs. The Company shall make such payment in equal installments ratably over twelve months following the termination date in accordance with the Company’s normal payroll cycle and procedures, with the first installment to be paid on the first payroll date following the effective date of a release; provided, that if his death occurs subsequent to the termination date, any unpaid installments shall be paid to his estate or beneficiaries in a lump sum payment within 30 days following the date of death;

(iii) During the 24 month period following the termination date, the Company shall provide Mr. Attaway and his covered dependents medical insurance benefits, contingent on Mr. Attaway electing continuation

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

coverage under COBRA, no less favorable than those provided to active senior executives of the Company and their dependents at a price equal to the COBRA rate while eligible for COBRA and thereafter at the cost of coverage, and the Company shall pay to Mr. Attaway each month during the 24 month period following the termination date an amount equal to the excess, if any, of the monthly premium under the Company’s benefit plans under which such medical insurance benefits are provided, as in effect from time to time, over the amount of Mr. Attaway’s portion of such premiums as if Mr. Attaway was an active employee, which payment shall be paid in advance on the first payroll day of each month during the such 24-month period. Notwithstanding the foregoing, the payments provided under this clause shall cease at such time as Mr. Attaway commences to receive such benefits from a subsequent employer of Mr. Attaway during the 24 month period following the termination date; and

(iv) An amount equal to the product of (x) the monthly basic life insurance premium applicable to his basic life insurance coverage immediately prior to the termination date and (y) 24 months, to be paid in a lump sum in cash on the first payroll date following the effective date of the release.

Definitions

The Attaway Employment Agreement contains the same definition of “Cause” provided in the Hicks Employment Agreement.

The Attaway Employment Agreement contains the same definition of “Good Reason” provided in the Hicks Employment Agreement, except that clause (i) of Mr. Attaway’s definition also includes any material diminution of his title, authority, duties or reporting lines and clause (ii) is a reduction in base salary and target bonus opportunity, in the aggregate, from Mr. Attaway’s base salary and target bonus opportunity, in the aggregate, for the Company’s 2012 fiscal year, or if greater, from Mr. Attaway’s base salary and target bonus opportunity, in the aggregate, as set by the Board from time to time following the date of Attaway Employment Agreement. In addition, Mr. Attaway’s definition also includes the relocation of the principal place of employment to a location more than thirty-five (35) miles from the principal place of employment provided in his employment agreement, if a move to such other location materially increases his commute.

The Attaway Employment Agreement provides that in the event the Company elects not to extend the employment period, such nonrenewal shall be deemed a termination by the Company of Mr. Attaway’s employment without Cause.

Option Agreement

On March 27, 2016, the Company granted 118,337 Time Options with an exercise price of $5.30 to Mr. Attaway pursuant to the 2016 Executive Option Agreement. On March 23, 2017, the Company granted 123,154 Time Options and 61,576 Performance Options with an exercise price of $5.30 to Mr. Attaway pursuant to the 2017 Executive Option Agreement. On April 5, 2018, the Company granted 112,722 Time Options with an exercise price of $5.23 to Mr. Attaway pursuant to the 2018 Executive Option Agreement. On March 7, 2019, the Company granted 112,824 Time Options and 55,570 Performance Options with an exercise price of $5.26 to Mr. Attaway pursuant to the 2019 Executive Option Agreement. The Time Options vest as follows: 25% of the Time Options become vested and exercisable on each anniversary of the grant date, subject to continued employment through the applicable vesting date. The Performance Options are eligible to become vested and exercisable with respect to a percentage of Membership Units that are subject to the Performance Options based on the Company’s level of achievement of consolidated Adjusted EBITDA for the fiscal year in which the grant date occurs.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Option Agreements each provide for acceleration of vesting as follows:

•	Time Options

•	Death or Disability

•

Upon a termination of employment at any time by reason of death or disability, that portion of the Time Option that would have become vested and exercisable on the vesting date of the Time Option immediately following the date of such termination, had Mr. Attaway remained employed through such vesting date, will become vested and exercisable as of such termination.

•	Change of Control

•

In connection with any Change of Control, any then-outstanding and unvested portion of the Time Option will become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control.

•	Performance Options

•	Death or Disability

•

Upon a termination of employment at any time by reason of death or disability, to the extent Earned as of the date of such termination, the portion of the Performance Options that would have become vested and exercisable on the vesting date of the Performance Options immediately following the date of such termination, had he remained employed through such vesting date, will become vested and exercisable as of such termination.

•	Change of Control

•

If a Change of Control occurs during the Option Grant Year, then any then-outstanding and unvested portion of the Performance Options shall become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control.

•

If such Change of Control occurs following the Option Grant Year, then any then-outstanding and unvested portion of the Performance Options that has been Earned as of immediately prior to such Change of Control shall become vested and exercisable as to 100% of the Membership Units that are subject to such unvested portion, immediately prior to such Change of Control, and any portion of the Performance Options that has not been Earned as of immediately prior to such Change of Control shall be automatically forfeited upon the consummation of such Change of Control.

Restricted Unit Agreement

On June 22, 2018, the Company granted 141,510 Restricted Units to Mr. Attaway pursuant to the 2018 Executive Restricted Unit Agreement. The Restricted Units are subject to both a Time and Service Based Requirement and a Liquidity Event Requirement. Upon a Change of Control, subject to continued employment, both the Time and Service Based Requirement and Liquidity Event Requirement will be satisfied as to 100% of the Restricted Units.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Potential Payments to Mr. Attaway upon Termination or Change of Control

Benefit	Termination due to Death or Disability ($)		Termination Without Cause or Resignation for Termination ($)		Change of Control ($)
Cash Severance Payment (Salary and Bonus)	531,677	(1)	1,244,520	(4)	—
Pro Rata Bonus	—		83,677	(5)	—
COBRA Payment	—		20,856	(6)	—
Life Insurance Payment	—		360	(7)	—
Accelerated Vesting of Time Options	25,285	(2)	—		65,251	(8)
Accelerated Vesting of Performance Options	1,652	(3)	—		16,086	(9)
Accelerated Vesting of Restricted Units	—		—		776,889	(10)

Total:	$558,614		$1,349,413		$858,226

(1)

Pursuant to the Attaway Employment Agreement, if his employment is terminated due to death or disability, the Company will pay to Mr. Attaway or his designated beneficiary or legal representative (if applicable) (i) an amount equal to one times his base salary as in effect on the termination date, payable in equal installments ratably over twelve months following the termination date in accordance with the Company’s normal payroll cycle and procedures ($448,000 for 2019); and (ii) an amount equal to the bonus earned by him under the Executive Team Bonus Plan for the fiscal year immediately preceding the fiscal year in which the termination date occurs, payable in equal installments ratably over twelve months following the termination date in accordance with the Company’s normal payroll cycle and procedures ($83,677 for 2018).

(2)

The amount above represents the value associated with the accelerated vesting of the Time Options upon termination due to death or disability, which is the sum of: (i) $5,621, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.30), and (B) 29,585 Time Options (the portion under the 2016 Executive Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Attaway remained employed); (ii) $5,849, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.30), and (B) 30,789 Time Options (the portion under the 2017 Executive Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Attaway remained employed); (iii) $7,326, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.23), and (B) 28,180 Time Options (the portion under the 2018 Executive Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Attaway remained employed); and (iv) $6,487, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 28,206 Time Options (the portion under the 2019 Executive Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Attaway remained employed).

(3)

The amount of $1,652 above represents the value associated with the accelerated vesting of the Performance Options upon termination due to death or disability, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.30), and (B) 8,698 Performance Options (the Earned portion under the 2017 Executive Option Agreement that would have become vested on the vesting date immediately following termination had Mr. Attaway remained employed). None of Mr. Attaway’s Performance Options under the 2019 Executive Option Agreement were Earned as of February 1, 2020 and therefore would not be eligible to vest in connection with a termination due to death or disability on such date.

(4)

Pursuant to the Attaway Employment Agreement, if the Company terminates Mr. Attaway’s employment without Cause or Mr. Attaway resigns for Good Reason, the Company shall pay a cash severance payment in an amount equal to the product of (x) two multiplied by (y) the sum of (A) his base salary at the rate in effect as of the last day of the year immediately preceding the termination date ($448,000 as of the last day

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

of 2018) and (B) the average annual bonus paid to (or earned by, to the extent not yet paid as of the termination date) him under the Executive Team Bonus Plan for the two fiscal years of the Company immediately preceding the fiscal year in which the termination date occurs ($264,844 for 2017 and $83,677 for 2018).
(5)

Pursuant to the Attaway Employment Agreement, if the Company terminates Mr. Attaway’s employment without Cause or Mr. Attaway resigns for Good Reason, the Company shall pay an amount equal to the product of (x) the annual bonus he has earned under the Executive Team Bonus Plan for the fiscal year immediately preceding the fiscal year in which the termination date occurs ($83,677 for 2018), multiplied by (y) a fraction, the numerator of which is equal to the number of days between and including the first day of the fiscal year in which the termination date occurs and the termination date, and the denominator of which is equal to 365 (assumed to be the entire 2019 fiscal year).

(6)

Pursuant to the Attaway Employment Agreement, if the Company terminates Mr. Attaway’s employment without Cause or Mr. Attaway resigns for Good Reason, then during the 24 month period following the termination date, the Company shall provide Mr. Attaway and his covered dependents medical insurance benefits no less favorable than those provided to active senior executives of the Company and their dependents at a price equal to the COBRA rate while eligible for COBRA and thereafter at the cost of coverage, and the Company shall pay to Mr. Attaway each month during the 24 month period following the termination date an amount equal to the excess, if any, of the monthly premium under the Company’s benefit plans under which such medical insurance benefits are provided, as in effect from time to time, over the amount of Mr. Attaway’s portion of such premiums as if Mr. Attaway was an active employee, which payment shall be paid in advance on the first payroll day of each month during the such 24-month period ($869 per month).

(7)

Pursuant to the Attaway Employment Agreement, if the Company terminates Mr. Attaway’s employment without Cause or Mr. Attaway resigns for Good Reason, the Company shall pay an amount equal to the product of (x) the monthly basic life insurance premium applicable to his basic life insurance coverage immediately prior to the termination date ($15 per month), and (y) 24 months.

(8)

The amount above represents the value associated with the accelerated vesting of the Time Options upon a Change of Control, which is the sum of: (i) $5,621, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.30), and (B) 29,585 Time Options (the unvested portion under the 2016 Executive Option Agreement immediately prior to February 1, 2020); (ii) $11,699, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.30), and (B) 61,578 Time Options (the unvested portion under the 2017 Executive Option Agreement immediately prior to February 1, 2020); (iii) $21,980, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.23), and (B) 84,542 Time Options (the unvested portion under the 2018 Executive Option Agreement immediately prior to February 1, 2020); and (iv) $25,949, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 112,824 Time Options (the unvested portion under the 2019 Executive Option Agreement immediately prior to February 1, 2020, which is the entire grant).

(9)

The amount above represents the value associated with the accelerated vesting of the Performance Options upon a Change of Control, which is the sum of: (i) $3,305, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.30), and (B) 17,396 Performance Options (the unvested and Earned portion under the 2017 Executive Option Agreement immediately prior to February 1, 2020); and (ii) $12,781, which is the product of (A) the difference between the Market Value Per Membership Interest and the exercise price ($5.26), and (B) 55,570 Performance Options (the unvested portion under the 2019 Executive Option Agreement immediately prior to February 1, 2020, which is the entire grant because the Change of Control occurs during the Option Grant Year).

(10)

Under the 2018 Executive Restricted Unit Agreement, the Restricted Units are subject to both a Time and Service Based Requirement and a Liquidity Event Requirement. Upon a Change of Control, subject to continued employment, both the Time and Service Based Requirement and Liquidity Event Requirement will be satisfied as to 100% of the Restricted Units. The amount above is the product of 141,510 Restricted Units (under the 2018 Executive Restricted Unit Agreement) and the Market Value Per Membership Unit.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DIRECTOR COMPENSATION

Under the 2019 Board compensation program, non-employee directors who are not employed by KKR were paid a retainer of $25,000 in cash per fiscal quarter completed. Such non-employee directors also received a grant of $100,000 in Restricted Units with a one (1) year vesting condition in the first quarter of 2019. Directors may request that the Company buy back Membership Units issued upon settlement of the Restricted Units, up to 37% of the fair market value of the Membership Units issued.

The following table contains information concerning the compensation of Messrs. Simon and Marley, our non-employee directors who are not employed by KKR, in 2019. Mr. Hicks did not receive any additional compensation for his service as Chairman of our Board in 2020 and none of the directors who are employed by KKR are compensated by the Company for their service on the Board.

Director Compensation Table for 2019

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Total ($)
William F. Simon	100,000	100,000	200,000
Brian T. Marley	100,000	100,000	200,000

(1)	Amounts reflect the aggregate amount of cash retainers paid during 2019.
(2)

Amounts reflect the full grant-date fair value of Restricted Units granted during 2019 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. See Note 10, Equity and Unit-Based Compensation to our consolidated financial statements included in this prospectus for the assumptions used in calculating these values.

(3)

Each non-employee director has been granted Restricted Units pursuant to a Restricted Unit Agreement under the 2011 Equity Plan, which contains the following vesting terms: subject to the grantee’s continued service on such date, 100% of the Restricted Units vest on the earliest of (i) the first anniversary of the grant date, (ii) the grantee’s death or disability, or (iii) a Change of Control (as defined in the 2011 Equity Plan). As of the 2019 fiscal year end, each of Messrs. Marley and Simon held 19,012 Restricted Units granted on March 7, 2019 (which vested in full on March 7, 2020). In addition, on March 5, 2020, each of Messrs. Marley and Simon was granted 18,215 Restricted Units, all of which vest on the earliest of (i) the first anniversary of the grant date, (ii) the grantee’s death or disability or (iii) a Change of Control.

The Compensation Committee reviews and assesses non-employee director pay levels every year. This process involves a review of competitive market data, including an assessment of our director compensation policy against the director compensation programs of companies in our executive compensation peer group and an update on recent trends in director compensation.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with our stockholders party thereto. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part.

Registration Rights Agreement

In connection with this offering, we will amend and restate the registration rights agreement among New Academy Holding Company, LLC and Allstar LLC and Allstar Managers to add Academy Sports and Outdoors, Inc. and other KKR Stockholders as parties and, under certain circumstances and subject to certain restrictions, to require Academy Sports and Outdoors, Inc. to file registration statements under the Securities Act covering resales of our common stock held by them and other stockholders party to the registration rights agreement or to piggyback on such registration statements in certain circumstances.

Monitoring Agreement

On August 3, 2011, or the Effective Date, we entered into a monitoring agreement, or the Monitoring Agreement, with Kohlberg Kravis Roberts & Co. L.P., or the Adviser, pursuant to which the Adviser provides advisory, consulting and financial services to us. In accordance with the terms of the Monitoring Agreement, we pay an aggregate annual advisory fee which increases by 5.0% annually on each anniversary of the Effective Date. The Adviser may also charge us a customary fee for services rendered in connection with securing, structuring and negotiating equity and debt financings by us. Additionally, we are required to reimburse the Adviser for any out-of-pocket expenses in connection with these services. The Monitoring Agreement continues in effect from year-to-year, unless amended or terminated by the Adviser and us. We recognized advisory fees related to the Monitoring Agreement, including reimbursement of expenses, of approximately $3.6 million, $3.5 million and $3.4 million in 2019, 2018, and 2017, respectively, and approximately $1.8 million in each of the twenty-six weeks ended August 1, 2020 and August 3, 2019. These expenses are included in SG&A expenses in the consolidated statements of income.

The Monitoring Agreement terminates automatically upon the consummation of an initial public offering, including this offering, unless we elect otherwise. In the event of such a termination, the Adviser is entitled to all unpaid monitoring fees and expenses plus the net present value of the advisory fees that would have been paid from the termination date through the twelfth anniversary of the Effective Date of the Monitoring Agreement. In connection with this offering, the Monitoring Agreement will terminate automatically in accordance with its terms and we expect to pay termination fees of approximately $         million to Adviser. Pursuant to a separate agreement, the Adviser is expected to share $         million of such termination fee with the Gochman Investors.

Equity Purchases

For 2019, 2018 and 2017, executives and directors of the Company made cash purchases of contingently redeemable membership units, or Redeemable Membership Units, in Allstar Managers, which is 100% owned by certain current and former executives and directors of the Company and was formed to facilitate the purchase of the Redeemable Membership Units in the Company and which in turn also owns Membership Units in New Academy Holding Company, LLC on a one-for-one basis. The cash purchases were for approximately $0.1 million, $1.3 million and $1.2 million, respectively. The cash consideration paid for the Redeemable Membership Units was subsequently contributed to New Academy Holding Company, LLC by Allstar Managers in exchange for a number of New Academy Holding Company, LLC Membership Units equal to the number of Redeemable Membership Units purchased.

During 2019, Allstar Managers repurchased at fair market value approximately $0.5 million of Redeemable Membership Units from a director and an executive of the Company for cash. New Academy Holding Company,

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

LLC concurrently repurchased from Allstar Managers for cash, at fair market value, a number of its membership units equal to the number for Redeemable Membership Units repurchased from the director and executive.

Relationship with KKR Capstone

We have utilized and may continue to utilize KKR Capstone Americas LLC and/or its affiliates, or KKR Capstone, a team of operating professionals who work exclusively with KKR’s investments professionals and portfolio company management teams and have paid to KKR Capstone fees and expenses of $0.9 million and $0.3 million, respectively, during 2018 and 2017.

Note Receivable from Member

Under the current limited liability company agreement for New Academy Holding Company, LLC, each of the Gochman Investors may require the Company to provide a tax loan on their behalf under certain circumstances. On April 10, 2019, the Company loaned $4.0 million with a note receivable issued to one of the Gochman Investors. The note receivable bears semi-annual compounding interest at 2.5% per annum with outstanding principal and interest due on April 10, 2022, and is recorded in other non-current assets in the consolidated balance sheet. On April 5, 2018, the Company loaned $4.1 million with a note receivable issued to one of the Gochman Investors. The note receivable bears semi-annual compounding interest at 2.1% per annum, with outstanding principal and interest due on April 5, 2021. These notes receivable have been recorded in other non-current assets in the consolidated balance sheets. All of the outstanding notes receivables owed by the Gochman Investors were offset against the special distribution on August 28, 2020 and are no longer outstanding.

Transactions with Officers

We have certain agreements with our officers which are described in the section entitled “Executive Compensation.”

Management Unitholders Agreement

In connection with the grant of awards under each Option Agreement and Restricted Unit Agreement, New Academy Holding Company, LLC and Allstar Managers entered into a Management Unitholders Agreement with our directors and each of our executive officers.

The Management Unitholders Agreement imposes significant restrictions on transfers of shares of our common stock and options to purchase shares of our common stock held by each director and executive officer party to the Management Unitholders Agreement that were issued, or in the case of shares subject to options or restricted units, that were granted during or after March 2016. Such shares of our common stock and the options are nontransferable by any means at any time prior to the earlier of (x) one year following an initial public offering and (y) a “Change of Control”, or the Lapse Date, except (i) upon death or disability, to a director’s or executive officer’s estate or to their beneficiaries, (ii) to any executive trust, (iii) to any member of Allstar Managers, (iv) in accordance with the Amended and Restated Limited Liability Company Agreement of New Academy Holding Company, LLC and (v) in accordance with our registration rights agreement. These transfer restrictions are in addition to those imposed on options under the 2011 Equity Plan.

Prior to the Lapse Date, the Management Unitholders Agreement provides a put right upon the death or disability of a director or executive officer and provides for our ability to cause a director or executive officer to sell his or her shares of common stock or options back to the Company upon certain termination events.

Additionally, following the initial public offering of our common stock, the directors and executive officers party to the Management Unitholders Agreement will have limited “piggyback” registration rights with respect to their shares of common stock.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Special Distribution

On August 28, 2020, New Academy Holding Company, LLC paid a $257.0 million one-time special distribution to its unitholders of record as of August 25, 2020, of which $218.3 million was paid to Allstar LLC, an investment entity owned by KKR, $24.9 million was paid to the Gochman Investors and the remaining $4.8 million was paid to other unitholders. $248.0 million of such one-time special distribution was funded through cash on hand, with the remainder distributed through an offset of outstanding loans receivable from certain unitholders as well as state income tax withholdings made on behalf of our unitholders.

Statement of Policy Regarding Transactions with Related Persons

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy,” that is in conformity with the requirements upon issuers having publicly-held common stock that is listed on Nasdaq.

Our related person policy will require that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel, or such other person designated by the board of directors, any “related person transaction” (defined as any transaction that we anticipate would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel, or such other person, will then promptly communicate that information to our board of directors. No related person transaction entered into following this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock by (1) each person known to us to beneficially own more than 5% of our voting securities, (2) each of our directors, (3) each of our named executive officers and (4) all directors and executive officers as a group.

The number of shares of common stock outstanding and percentage of beneficial ownership before this offering are based on the number of shares to be issued and outstanding immediately prior to the consummation of this offering, including after giving effect to the Reorganization Transactions. The number of shares of common stock and percentage of beneficial ownership after the consummation of this offering set forth below are based on the number of shares to be issued and outstanding immediately after the consummation of this offering.

Beneficial ownership is determined in accordance with the rules of the SEC. In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable pursuant to exchange or conversion rights that are exercisable within 60 days of the date of this prospectus.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

Common Stock Beneficially Owned
	Common Stock Beneficially Owned	Common Stock Beneficially Owned Prior to the Offering		After the Offering Assuming Underwriters’ Option is Not Exercised		After the Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner(1)	Number	%		%		%
Greater than 5% Stockholders
KKR Stockholders			%		%		%
MSI 2011 LLC (a Gochman Investor)			%		%		%
Named Executive Officers:
Ken C. Hicks			%		%		%
Michael P. Mullican			%		%		%
Steven P. Lawrence			%		%		%
Samuel J. Johnson			%		%		%
Kenneth D. Attaway			%		%		%
Directors:
Brian T. Marley			%		%		%
Vishal V. Patel			%		%		%
William S. Simon			%		%		%
Nathaniel H. Taylor			%		%		%
Aileen X. Yan			%		%		%
Directors and executive officers as a group (fourteen persons)			%		%		%

*	Less than 1 percent of common stock outstanding.
(1)	Unless otherwise indicated in the below, the address of each of the individuals named above is: c/o Academy Sports + Outdoors, Attention: General Counsel, 1800 North Mason Road, Katy, Texas 77449.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon consummation of this offering, our authorized capital stock will consist of          shares of common stock, par value $0.01 per share, and          shares of preferred stock. Immediately following the completion of this offering, there are expected to be outstanding          shares of common stock.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our common stock vote to elect our directors by a plurality of the votes cast. On all other matters other than those specified in our amended and restated certificate of incorporation and amended and restated by-laws, where a 66 2⁄3% vote of the then outstanding shares of our common stock is required, the affirmative vote of a majority in voting power of shares present at a meeting of the holders of our common stock is required.

Holders of shares of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive our remaining assets available for distribution.

Holders of shares of our common stock do not have preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

We do not currently have any preferred stock outstanding. However, our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by Nasdaq, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors will be able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

1)	the designation of the series;

2)

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

3)	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

4)	the dates at which dividends, if any, will be payable;

5)	the redemption rights and price or prices, if any, for shares of the series;

6)	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

7)	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

8)

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

9)	restrictions on the issuance of shares of the same series or of any other class or series; and

10)	the voting rights, if any, of the holders of the series.

We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our board of directors may consider relevant.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as our common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.

Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions or employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that any of KKR Stockholders and their affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when KKR Stockholders and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, directors may only be removed for cause and only by the affirmative vote of holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to KKR Stockholders under the stockholders agreement to be entered into in connection with this offering, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when KKR Stockholders and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, that KKR Stockholders and their affiliates are permitted to call special meetings of our stockholders for so long as they hold, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These notice requirements will not apply to KKR Stockholders and their affiliates for as long as the stockholders agreement to be entered into in connection with this offering remains in effect. These provisions may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent once KKR Stockholders and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as KKR Stockholders and their affiliates beneficially own, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when KKR Stockholders and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide that once KKR Stockholders and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These supermajority provisions may have the effect of deterring hostile takeovers, delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These supermajority provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These supermajority provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The supermajority provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such supermajority provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such supermajority provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exclusive Forum

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of the Company to the Company or our stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, which already provides that such claims must be brought exclusively in the federal courts. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts will be the exclusive forum for the resolution of any actions or proceedings asserting claims arising under the Securities Act. While the Delaware Supreme Court has upheld the validity of similar provisions under the DGCL, there is uncertainty as to whether a court in another state would enforce such a forum selection provision. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, any of KKR Stockholders or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any of KKR Stockholders or any of their affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Listing

We intend to apply to have our common stock listed on Nasdaq under the symbol “ASO.”

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DESCRIPTION OF CERTAIN INDEBTEDNESS

ABL Facility

On July 2, 2015, Academy, Ltd. entered into a five-year $650 million secured asset-based revolving credit facility, or the 2015 ABL Facility, with JPMorgan Chase Bank, N.A., as administrative agent, and other lenders. On May 22, 2018, Academy, Ltd. amended the agreement governing the 2015 ABL Facility, or as amended, the ABL Facility, to increase the commitments under the facility from $650 million to $1 billion. The ABL Facility matures on May 22, 2023, subject to a springing maturity clause which is triggered 91 days before the July 2, 2022 maturity of the Term Loan Facility should it not be paid off or extended at least 91 days beyond the May 22, 2023 maturity date of the ABL Facility. Academy, Ltd. has the option to increase the commitments under the ABL Facility by $250 million, subject to the satisfaction of certain conditions under the credit agreement governing the ABL Facility.

Availability under the ABL Facility is subject to a borrowing base calculation. The borrowing base consists of 90% of the face amount of our eligible credit card receivables on a consolidated basis, plus 90% of the net orderly liquidation value percentage of our eligible inventory on a consolidated basis, minus the then applicable amount of all reserves.

As of August 1, 2020, we had outstanding letters of credit of approximately $29.7 million, of which $19.9 million were issued under the ABL Facility, and no borrowings outstanding under the ABL Facility, leaving the available borrowing capacity under the ABL Facility of $694.1 million (which is subject to customary borrowing conditions, including a borrowing base).

Borrowings under the ABL Facility bear interest, at our election, at either of (1) LIBOR plus a margin of 1.25% to 1.75%, or (2) a base rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) JPMorgan Chase Bank, N.A.’s “prime rate”, or (c) the one-month LIBOR rate plus 1.00%, plus a margin of 0.25% to 0.75%. The ABL Facility also provides a fee applicable to the unused commitments of 0.25%. The terms and conditions of the ABL Facility also require that we prepay outstanding loans under the ABL Facility under certain circumstances. As of August 1, 2020, no future prepayments of outstanding loans have been triggered under the terms and conditions of the ABL Facility.

Term Loan Facility

On July 2, 2015, Academy, Ltd. entered into a seven-year $1.8 billion senior secured term loan facility, or the Term Loan Facility, with Morgan Stanley Senior Funding, Inc., as the administrative and collateral agent, and other lenders. The Term Loan Facility matures on July 2, 2022. The Term Loan Facility bears interest, at our election, at either (1) LIBOR rate with a floor of 1.00%, plus a margin of 4.00%, or (2) a base rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) Morgan Stanley Senior Funding, Inc.’s “prime rate”, or (c) the one-month LIBOR rate plus 1.00%, plus a margin of 3.00%. Quarterly principal payments of approximately $4.6 million are required through June 30, 2022, with the balance due in full on the maturity date of July 2, 2022. As of August 1, 2020, the weighted average interest rate was 5.00%, with interest payable monthly. The terms and conditions of the Term Loan Facility also require that outstanding loans under the Term Loan Facility are prepaid under certain circumstances. As of August 1, 2020, no prepayments of outstanding loans have been triggered under the terms and conditions of the Term Loan Facility.

Beginning in the third quarter of 2017 through the end of 2017, we repurchased a total of $26.2 million of principal of the Term Loan Facility, which was trading at a discount, for $19.7 million in open market transactions and recognized a related net gain of $6.3 million. In 2019, we repurchased $147.7 million of principal of the Term Loan Facility, which was trading at a discount, for $104.6 million in open market transactions and recognized a net gain of $42.3 million. As of August 1, 2020, there was $1,434.0 million of principal outstanding under the Term Loan Facility, net of discount.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Liens and Guarantees

The ABL Facility has a first priority lien on all Academy, Ltd.’s cash, accounts receivable, inventory, deposit and securities accounts and proceeds therefrom, or the ABL Collateral. Additionally, the ABL Facility has a second priority lien on all other collateral securing the Term Loan Facility. All obligations under the Term Loan Facility and the guarantees of those obligations are secured by:

•	a second-priority security interest in the ABL Collateral;

•	a first-priority security interest in, and mortgages on, substantially all present and after acquired tangible and intangible assets of Academy, Ltd.; and

•

a first-priority pledge of 100% of the capital stock of Academy, Ltd.’s domestic subsidiaries and 66% of the voting capital stock of each of Academy, Ltd.’s foreign subsidiaries, if any, that are directly owned by Academy, Ltd. or a future U.S. guarantor, if any.

The ABL Facility and the Term Loan Facility are each guaranteed on a senior secured basis by New Academy Holding Company, LLC and all of its subsidiaries, except for Academy International Limited, a Hong Kong limited liability company and subsidiary of Academy, Ltd.

Covenants

The credit agreements governing ABL Facility and the Term Loan Facility contain covenants, including, among other things, covenants that restrict Academy, Ltd.’s and its restricted subsidiaries’ ability to incur certain additional indebtedness, create or permit liens on assets, engage in mergers or consolidations, pay dividends, make other restricted payments, make loans or advances, engage in transactions with affiliates or amend material documents. Additionally, at certain times, the ABL Facility is subject to a certain minimum adjusted fixed charge coverage ratio. These covenants are subject to certain qualifications and limitations. We were in compliance with these covenants as of August 1, 2020.

Events of Default

The credit agreements governing the ABL Facility and the Term Loan Facility contain customary events of default including, but not limited to, failure to pay principal or interest, breaches of representations and warranties, violations of affirmative or negative covenants, cross-defaults to other material indebtedness, a bankruptcy or similar proceeding being instituted by or against us, rendering of certain monetary judgments against us, invalidity of collateral documents and changes of control.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices of our common stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing owners in the public market following this offering could cause the market price of our common stock to decline.”

Upon completion of this offering we will have a total of                  shares of our common stock outstanding. Of the outstanding shares, the                  shares sold in this offering (or                  shares if the underwriters exercise in full their over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates (including our existing owners), may be sold only in compliance with the limitations described below.

Lock-up Agreements

In connection with this offering, we, our executive officers, directors and certain of our existing owners will agree, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, for a period of 180 days after the date of this prospectus. See “Underwriting.”

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average reported weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to issuance under the existing 2011 Equity Plan and the 2020 Equity Plan and the ESPP to be adopted in connection with this offering. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares of our common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                  shares of our common stock.

Registration Rights

For a description of rights some holders of common stock will have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.

Following completion of this offering, the shares of our common stock covered by registration rights would represent approximately         % of our outstanding common stock (or         %, if the underwriters exercise in full their option to purchase additional shares). These shares of common stock also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MATERIAL U.S. FEDERAL INCOME AND ESTATE

TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and the Treasury Regulations promulgated thereunder, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We cannot assure you that such a change in law will not alter significantly the tax considerations we describe in this summary. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, financial institution, insurance company, tax-exempt organization, trader, broker or dealer in securities “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Distributions

As discussed above under “Dividend Policy”, we do not currently anticipate paying cash dividends on shares of our common stock in the foreseeable future. If we make distributions of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, but not below zero. To the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted basis in our common stock, the excess will be treated as described below under “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale under regular graduated U.S. federal income tax rates. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to the branch profits at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. holder described in the second bullet point immediately above will be subject to a tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of distributions paid to such holder and the tax withheld with respect to such distributions, regardless of whether withholding was required. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , 2020, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
KKR Capital Markets LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                  additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $         per share. After the initial public offering the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid	$	$	$	$
Expenses payable	$	$	$	$

We have also agreed to reimburse the underwriters for up to $                 of expenses related to the review of this offering by the Financial Industry Regulatory Authority, Inc., or FINRA. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

Our executive officers, directors and certain of our existing owners have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, subject to certain exceptions.

We will apply to list the shares of common stock on Nasdaq, under the symbol “ASO.”

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Conflicts of Interest

Affiliates of KKR beneficially own in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC, an affiliate of KKR, is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a ‘‘conflict of interest’’ under Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a ‘‘qualified independent underwriter’’ is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. KKR Capital Markets LLC will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, each a Member State, no securities have been offered or will be offered to the public in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21 of the FSMA does not apply to us; and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the depositary securities may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to depositary securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

(i)	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA,

(ii)	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

(iii)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Cth) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Cth), in either case, in relation to the securities. The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Cth). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Cth) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Cth) and who are wholesale clients for the purposes of section

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

761G of the Corporations Act 2001 (Cth). By submitting an application for the securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Cth). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the securities shall be deemed to be made to such recipient and no applications for such securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the securities you undertake to us that, for a period of twelve months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The balance sheet of Academy Sports and Outdoors, Inc. as of June 30, 2020 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet is included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of New Academy Holding Company, LLC as of February 1, 2020 and February 2, 2019, and for each of the three fiscal years in the period ended February 1, 2020, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), using the modified retrospective approach. Such financial statements are included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus with the SEC. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.

Following the completion of this offering, we will be subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website (www.academy.com) under the heading “Investor Relations.” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NEW ACADEMY HOLDING COMPANY, LLC

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Dollar amounts in thousands)

	August 1, 2020 (Actual)	August 1, 2020 (Pro Forma, Note 2)	February 1, 2020	August 3, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$884,029	$	$149,385	$52,090
Accounts receivable - less allowance for doubtful accounts of $3,323, $3,275 and $2,730, respectively	9,181		13,999	10,215
Merchandise inventories, net	899,086		1,099,749	1,203,806
Prepaid expenses and other current assets	30,495		24,548	23,208
Assets held for sale	1,763		1,763	1,763

Total current assets	1,824,554		1,289,444	1,291,082
PROPERTY AND EQUIPMENT, NET	396,559		441,407	464,323
RIGHT-OF-USE ASSETS	1,171,736		1,145,705	1,155,072
TRADE NAME	577,000		577,000	577,000
GOODWILL	861,920		861,920	861,920
OTHER NONCURRENT ASSETS	11,079		15,845	17,232

Total assets	$4,842,848	$	$4,331,321	$4,366,629

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$726,666	$	$428,823	$474,275
Accrued expenses and other current liabilities	245,072		211,381	216,840
Current lease liabilities	76,485		76,329	86,145
Current maturities of long-term debt	18,250		34,116	18,250

Total current liabilities	1,066,473		750,649	795,510
LONG-TERM DEBT, net of current maturities	1,412,800		1,428,542	1,470,108
LONG-TERM LEASE LIABILITIES	1,181,819		1,141,896	1,136,946
OTHER LONG-TERM LIABILITIES	29,683		19,197	20,578

Total liabilities	3,690,775		3,340,284	3,423,142

COMMITMENTS AND CONTINGENCIES (NOTE 13)
REDEEMABLE MEMBERSHIP UNITS	2,977		2,818	18,185
PARTNERS’ EQUITY:
Partners’ equity, membership units authorized, issued and outstanding 228,306,033; 228,274,749 and 228,346,526, respectively	1,157,435		996,285	931,586
Accumulated other comprehensive loss	(8,339)		(8,066)	(6,284)

Partners’ equity	1,149,096		988,219	925,302

Total liabilities and partners’ equity	$4,842,848	$	$4,331,321	$4,366,629

See Condensed Notes to Consolidated Financial Statements

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NEW ACADEMY HOLDING COMPANY, LLC

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(Amounts in thousands)

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	August 1, 2020	August 3, 2019	August 1, 2020		August 3, 2019
NET SALES	$1,606,420	$1,237,410		$2,742,721	$2,314,202
COST OF GOODS SOLD	1,109,919	852,206		1,948,275	1,616,002

GROSS MARGIN	496,501	385,204		794,446	698,200
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	312,713	312,570		596,636	614,172

OPERATING INCOME	183,788	72,634		197,810	84,028
INTEREST EXPENSE, NET	23,566	25,549		48,088	52,586
GAIN ON EARLY RETIREMENT OF DEBT, NET	(7,831)	(1,127)		(7,831)	(42,265)
OTHER (INCOME), NET	(628)	(1,013)		(1,621)	(1,454)

INCOME BEFORE INCOME TAXES	168,681	49,225		159,174	75,161
INCOME TAX EXPENSE	1,005	878		1,518	1,408

NET INCOME	$167,676	$48,347		$157,656	$73,753

EARNINGS PER UNIT:
BASIC	$0.73	$0.21		$0.69	$0.32
DILUTED	$0.72	$0.21		$0.67	$0.31
WEIGHTED AVERAGE UNITS OUTSTANDING:
BASIC	228,306,033	228,326,985		228,300,128	228,308,074
DILUTED	234,485,451	234,700,060		234,635,551	235,511,210

Unaudited Pro Forma Financial Information (NOTE 2):
Income before income taxes				$159,174
Pro forma income tax expense				40,516

Pro forma net income				$118,658

Pro forma earnings per share:
Basic			$
Diluted			$
Pro forma weighted average shares outstanding:
Basic
Diluted

See Condensed Notes to Consolidated Financial Statements

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NEW ACADEMY HOLDING COMPANY, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

(Amounts in thousands)

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	August 1, 2020	August 3, 2019	August 1, 2020	August 3, 2019
COMPREHENSIVE INCOME:
Net income	$167,676	$48,347	$157,656	$73,753
Unrealized loss on interest rate swaps	(606)	(9,632)	(5,040)	(13,142)
Recognized interest (income) expense on interest rate swaps	2,874	(708)	4,767	(1,590)

Total comprehensive income	$169,944	$38,007	$157,383	$59,021

See Condensed Notes to Consolidated Financial Statements

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NEW ACADEMY HOLDING COMPANY, LLC

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY

(Unaudited)

(Dollar amounts in thousands)

	Redeemable Membership Units		Partners’ Equity				Total Membership Units
	Units	Amount	Partners’ Equity		Accumulated Other Comprehensive Income (Loss)	Total Partners’ Equity	Units
			Units	Amount	Amount	Amount
Balances as of February 1, 2020	511,524	$2,818	227,763,225	$996,285	$(8,066)	$988,219	228,274,749

Net loss	—	—	—	(10,020)	—	(10,020)	—
Equity compensation	—	—	—	2,109	—	2,109	—
Adjustment to Redeemable Membership Units for settlement of vested Restricted Units	38,024	200	—	(200)	—	(200)	38,024
Adjustment to Redeemable Membership Units for repurchase of units from Managers	(6,740)	(41)	6,740	41	—	41	—
Repurchase of Redeemable Membership Units	—	—	(6,740)	(37)	—	(37)	(6,740)
Unrealized loss on interest rate swaps	—	—	—	—	(4,434)	(4,434)	—
Recognized interest expense on interest rate swaps	—	—	—	—	1,893	1,893	—

Balances as of May 2, 2020	542,808	$2,977	227,763,225	$988,178	$(10,607)	$977,571	228,306,033

Net income	—	—	—	167,676	—	167,676	—
Equity compensation	—	—	—	1,581	—	1,581	—
Unrealized loss on interest rate swaps	—	—	—	—	(606)	(606)	—
Recognized interest expense on interest rate swaps	—	—	—	—	2,874	2,874	—

Balances as of August 1, 2020	542,808	$2,977	227,763,225	$1,157,435	$(8,339)	$1,149,096	228,306,033

See Condensed Notes to Consolidated Financial Statements

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NEW ACADEMY HOLDING COMPANY, LLC

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY

(Unaudited)

(Dollar amounts in thousands)

	Redeemable Membership Units		Partners’ Equity				Total Membership Units
	Units	Amount	Partners’ Equity		Accumulated Other Comprehensive Income (Loss)	Total Partners’ Equity	Units
			Units	Amount	Amount	Amount
Balances as of February 2, 2019	4,289,056	$17,885	224,000,107	$848,591	$8,448	$857,039	228,289,163

Net income	—	—	—	25,406	—	25,406	—
Equity compensation	—	—	—	2,022	—	2,022	—
Cumulative-effect adjustment related to the adoption of the New Lease Standard	—	—	—	5,075	—	5,075	—
Unrealized loss on interest rate swaps	—	—	—	—	(3,510)	(3,510)	—
Recognized interest income on interest rate swaps	—	—	—	—	(882)	(882)	—

Balances as of May 4, 2019	4,289,056	$17,885	224,000,107	$881,094	$4,056	$885,150	228,289,163

Net income	—	—	—	48,347	—	48,347	—
Equity compensation	—	—	—	2,445	—	2,445	—
Adjustment to Redeemable Membership Units for settlement of vested Restricted Units	57,363	300	—	(300)	—	(300)	57,363
Unrealized loss on interest rate swaps	—	—	—	—	(9,632)	(9,632)	—
Recognized interest income on interest rate swaps	—	—	—	—	(708)	(708)	—

Balances as of August 3, 2019	4,346,419	$18,185	224,000,107	$931,586	$(6,284)	$925,302	228,346,526

See Condensed Notes to Consolidated Financial Statements

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NEW ACADEMY HOLDING COMPANY, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Amounts in thousands)

	Twenty-Six Weeks Ended
	August 1, 2020	August 3, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$157,656	$73,753
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54,151	59,097
Non-cash lease expense	14,049	1,464
Equity compensation	3,690	4,467
Amortization of deferred loan and other costs	1,827	1,874
Deferred income taxes	—	(165)
Non-cash gain on early retirement of debt, net	(7,831)	(42,265)
Gain on disposal of property and equipment	—	(23)
Casualty loss	16	—
Changes in assets and liabilities:
Accounts receivable, net	4,819	6,260
Merchandise inventories, net	200,647	(69,650)
Prepaid expenses and other current assets	(1,623)	(1,656)
Other noncurrent assets	(74)	(109)
Accounts payable	302,391	42,773
Accrued expenses and other current liabilities	32,335	28,908
Other long-term liabilities	11,568	(767)

Net cash provided by operating activities	773,621	103,961

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(13,850)	(27,802)
Proceeds from the sale of property and equipment	—	23
Notes receivable from member	—	(3,988)

Net cash used in investing activities	(13,850)	(31,767)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit facility	500,000	314,900
Repayment of revolving credit facility	(500,000)	(297,000)
Repayment of term loan facility	(25,090)	(113,695)
Repurchase of Redeemable Membership Units	(37)	—

Net cash used in financing activities	(25,127)	(95,795)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	734,644	(23,601)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	149,385	75,691

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$884,029	$52,090

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$46,694	$50,798
Cash paid for state and local income taxes	$2,461	$2,588
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Change in capital expenditures in accounts payable and accrued liabilities	$4,547	$535
Right-of-use assets obtained in exchange for new operating leases	$77,118	$22,409

See Condensed Notes to Consolidated Financial Statements

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NEW ACADEMY HOLDING COMPANY, LLC

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Nature of Operations

The Company

New Academy Holding Company, LLC, a Delaware limited liability company, or Holdco and, together with its direct and indirect subsidiaries, the Company, we, us or our, is a holding company that conducts its operations through its subsidiaries, including its indirect subsidiary Academy, Ltd., a Texas limited partnership doing business as “Academy Sports + Outdoors”, or Academy, Ltd. Our fiscal year represents the 52 or 53 weeks ending on the Saturday closest to January 31. On August 3, 2011, an investment entity owned by investment funds and other entities affiliated with Kohlberg Kravis Roberts & Co. L.P., or collectively, KKR, acquired a majority interest in the Company.

The Company is one of the leading full-line sporting goods and outdoor recreational products retailers in the United States in terms of net sales. As of August 1, 2020, we operated 259 “Academy Sports + Outdoors” retail locations in 16 states and three distribution centers located in Katy, Texas, Twiggs County, Georgia and Cookeville, Tennessee. Our distribution centers receive, store and ship merchandise to our stores and customers. We also sell merchandise to customers across most of the United States via our academy.com website.

2.	Summary of Significant Accounting Policies

The accompanying unaudited financial statements of the Company have been prepared as though they were required to be in accordance with Rule 10-01 of Regulation S-X for interim financial statements, however, they do not include all information and footnotes required by United States generally accepted accounting principles, or GAAP, for complete financial statements. The information furnished herein reflects all normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the thirteen and twenty-six weeks ended August 1, 2020 are not necessarily indicative of the results that will be realized for the fiscal year ending January 30, 2021 or any other period. The balance sheet as of February 1, 2020 has been derived from our audited financial statements as of that date. For further information, refer to our audited financial statements and notes thereto included for the year ended February 1, 2020.

Basis of Presentation and Principles of Consolidation

These unaudited condensed consolidated financial statements include the accounts of Holdco, its wholly owned subsidiary New Academy Finance Company LLC, or Finco, and the accounts of Finco’s wholly owned subsidiaries Academy Managing Co., LLC, Associated Investors, LLC and New Academy Finance Corporation. Academy Managing Co., LLC and Associated Investors, LLC are holding companies and are the sole general partner and sole limited partner, respectively, of Academy, Ltd., the Company’s operating company. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Our management bases its estimates on historical experience and other assumptions it believes to be reasonable under the circumstances. Actual results could differ significantly from those estimates. Our most significant estimates and assumptions that materially affect

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the financial statements involve difficult, subjective or complex judgments by management include the valuation of merchandise inventories and performing goodwill, intangible and long-lived asset impairment analyses. Given the global economic climate and additional unforseen effects from the COVID-19 pandemic, these estimates are becoming more challenging, and actual results could differ materially from our estimates.

Unaudited Pro Forma Financial Information

In connection with the proposed initial public offering, or the IPO, of Academy Sports and Outdoors, Inc., a Delaware corporation, or an IPO issuer, we will undertake a series of reorganization transactions, or the Reorganization Transactions, that will result in, among other things, Holdco being contributed by its unitholders to the IPO issuer and becoming a wholly owned subsidiary of the IPO issuer.

The unaudited pro forma financial information provided on the consolidated statements of income (loss) provides the estimated impact to net income (loss) and earnings per unit based upon the anticipated conversion of the Company to a C corporation in connection with the IPO. We are currently treated as a flow through entity for U.S. federal income tax purposes, and thus no federal income tax expense has been recorded in our consolidated statements of income (loss). After consummation of the IPO, we will become subject to U.S. federal income taxes and additional state income taxes and be taxed at the prevailing corporate rates. The pro forma tax expense assumed in the unaudited pro forma financial information is estimated to be 24.5% plus certain state taxes we currently include in income tax expense as a flow through entity. Our actual income tax rate, and our actual income tax liability, after the IPO may be different from our assumed rate, and such difference may be material.

On August 28, 2020, Holdco distributed a $257.0 million one-time special distribution (the “Distribution”) to existing unitholders of record as of August 25, 2020.

U.S. Securities and Exchange Commission Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. The Company is required to present unaudited basic and diluted pro forma net income per share of common stock as a result of the Distribution, which is assumed to have been made in contemplation of the proposed IPO.

Unaudited basic and diluted pro forma net income per share data presented below assumed that (i)                  shares of common stock of the IPO issuer were issued and outstanding for the twenty-six weeks ended August 1, 2020 in connection with the contribution of Holdco by its unitholders and related Reorganization Transactions and related cancellation of all outstanding partners’ equity at Holdco in connection with the IPO and (ii) an additional                  of the Company’s shares of common stock were outstanding for the twenty-six weeks ended August 1, 2020, which represents the number of shares of common stock that the Company would have been required to issue to fund the amount of the Distribution in excess of its net income for the twelve months ended August 1, 2020. The number of shares that the Company would have been required to issue to pay the Distribution was calculated by dividing the portion of the total $257.0 million Distribution in excess of the Company’s net income for the twelve months ended August 1, 2020 by an assumed initial public offering price in the IPO of $             per share, representing the midpoint of the estimated price range set forth on the cover page of the prospectus.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The table below sets forth the computation of the Company’s unaudited basic and diluted pro forma net income per share for the twenty-six week period ended August 1, 2020:

PRO FORMA NET INCOME PER SHARE:
(In thousands, except for share and per share data)	Basic		Diluted
Pro forma net income		$118,658		$118,658

Weighted average shares of common stock outstanding after giving effect to the Reorganization Transactions
Adjustment to weighted average shares of common stock outstanding related to the Distribution

Pro forma weighted average shares of common stock outstanding

Pro forma net income per share	$		$

The unaudited pro forma financial information provided on the consolidated balance sheet gives effect to the Distribution, including the use of $248.0 million of cash to fund the Distribution and the related decrease of $         million in partners’ equity.

Reclassifications

Certain reclassifications have been made in the prior period consolidated financial statements to conform to the current period presentation. Within the merchandise division sales table presented in Note 3, certain products and categories were recategorized amongst various categories and divisions, respectively, to better align with our current merchandising strategy and view of the business. As a result, we have reclassified sales between divisions in the thirteen and twenty-six weeks ended August 3, 2019 for comparability purposes. This reclassification is in divisional presentation only and did not impact the overall net sales balances previously disclosed.

Redeemable Membership Units

Allstar Managers LLC, a Delaware limited liability company, or Managers, owns membership units in Holdco, or each a Holdco Membership Unit. Managers is 100% owned by certain current and former executives and directors of the Company and was formed to facilitate the purchase of indirect contingently redeemable ownership interests in the Company. Certain executives and directors may acquire contingently redeemable membership units in Managers, or the Redeemable Membership Units, either (1) by purchasing the Redeemable Membership Units with cash consideration, which is subsequently contributed to Holdco by Managers in exchange for a number of Holdco Membership Units equal to the number of Redeemable Membership Units purchased, or (2) by receiving the Redeemable Membership Units in settlement of vested restricted units awarded to the executive or director under the Company’s 2011 Unit Incentive Plan (see Note 10). Each outstanding Redeemable Membership Unit in Managers corresponds to an outstanding Holdco Membership Unit, on a unit-for-unit basis. Holdco is the sole managing member of Managers with a controlling voting interest, but no economic interest, in Managers. As the sole managing member of Managers, Holdco operates and controls all business affairs of Managers.

The terms and conditions of the agreements governing the Redeemable Membership Units include provisions by which the holder, or its heirs, has the right to require Managers or the Company to purchase the holder’s Redeemable Membership Units upon the holder’s termination of employment due to death or disability for cash at fair value. The carrying value of the Redeemable Membership Units is classified as temporary equity, initially at fair value, as redemption is an event that is not solely within our control. If redemption becomes probable, we are required to re-measure the Redeemable Membership Units to fair value. Periodically, this right may lapse due to contractual expiration or a holder’s termination of employment for reasons other than death or disability. Due to the lapse of this right for certain issuances, $14.9 million was reclassified from temporary equity to Partners’ Equity during the 2019 third quarter.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

3.	Net Sales

Revenue from merchandise sales is recognized, net of sales tax, when the Company’s performance obligation to the customer is met, which is when the Company transfers control of the merchandise to the customer. Store merchandise sales are recognized at the point of sale and e-commerce sales are recognized upon delivery to the customer.

The following table sets forth the approximate amount of sales by merchandise divisions for the periods presented (amounts in thousands):

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	August 1, 2020	August 3, 2019	August 1, 2020	August 3, 2019
Merchandise division sales (1)
Outdoors	$532,786	$337,584	$961,591	$637,346
Sports and recreation	360,828	273,189	656,173	524,882
Apparel	412,595	358,919	620,662	629,044
Footwear	293,146	263,564	489,558	514,213

Total merchandise sales (2)	1,599,355	1,233,256	2,727,984	2,305,485
Other sales (3)	7,065	4,154	14,737	8,717

Net Sales	$1,606,420	$1,237,410	$2,742,721	$2,314,202

(1)

Certain products and categories were recategorized amongst various categories and divisions, respectively, to better align with our current merchandising strategy and view of the business. As a result, we have reclassified sales between divisions in the thirteen and twenty-six weeks ended August 3, 2019 for comparability purposes. This reclassification is in divisional presentation only and did not impact the overall net sales balances previously disclosed (see Note 2).

(2)

E-commerce sales consist of 9.4% and 10.9% of merchandise sales for the thirteen and twenty-six weeks ended August 1, 2020, respectively, and 3.9% and 3.4% for the thirteen and twenty-six weeks ended August 3, 2019, respectively.

(3)	Other sales consists primarily of the sales return allowance, gift card breakage income, credit card bounties and royalties, shipping income, net hunting and fishing license income and other items.

We sell gift cards in stores, online and in third-party retail locations. A liability for gift cards, which is recorded in accrued expenses and other liabilities on our balance sheets is established at the time of sale and revenues are recognized as the gift cards are redeemed in stores or on our website.

The following is a reconciliation of the gift card liability (amounts in thousands):

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	August 1, 2020	August 3, 2019	August 1, 2020	August 3, 2019
Gift card liability, beginning balance	$57,786	$54,523	$67,993	$66,153

Issued	21,008	26,062	32,614	44,501
Redeemed	(22,703)	(29,090)	(43,713)	(58,233)
Recognized as breakage income	(681)	(864)	(1,484)	(1,790)

Gift card liability, ending balance	$55,410	$50,631	$55,410	$50,631

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

4.	Long-Term Debt

Our debt consisted of the following (amounts in thousands) as of:

	August 1, 2020	February 1, 2020	August 3, 2019
Senior Secured Asset-Based Revolving Credit Facility	$—	$—	$17,900
Senior Secured Term Loan Facility, due July 2022 net of discount of $2.0 million, $2.6 million and $3.1 million, respectively	1,433,965	1,466,402	1,474,986

Total debt	1,433,965	1,466,402	1,492,886

Less current maturities	(18,250)	(34,116)	(18,250)
Less deferred loan costs (1)	(2,915)	(3,744)	(4,528)

Total long-term debt	$1,412,800	$1,428,542	$1,470,108

(1)	These costs are related to the 2015 Term Loan Facility.

2015 Term Loan Facility. On July 2, 2015, Academy, Ltd. entered into a seven-year $1.8 billion senior secured term loan facility, or the 2015 Term Loan Facility. The 2015 Term Loan Facility bears interest, at our election, at either (1) LIBOR rate with a floor of 1.00%, plus a margin of 4.00%, or (2) a base rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) Morgan Stanley Senior Funding, Inc.’s “prime rate,” or (c) the one-month LIBOR rate plus 1.00%, plus a margin of 3.00%. Quarterly principal payments of approximately $4.6 million are required through June 30, 2022, with the balance due in full on the maturity date of July 2, 2022. As of August 1, 2020, the weighted average interest rate was 5.00%, with interest payable monthly. The terms and conditions of the 2015 Term Loan Facility also require that we prepay outstanding loans under the 2015 Term Loan Facility under certain circumstances. As of August 1, 2020, no prepayments of outstanding loans have been triggered under the terms and conditions of the 2015 Term Loan Facility.

During the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019, we repurchased a portion of our principal on the 2015 Term Loan Facility, which was trading at a discount, in open market transactions. The following table provides further detail regarding these repurchases (amounts in millions):

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	August 1, 2020	August 3, 2019	August 1, 2020	August 3, 2019
Gross principal repurchased	$23.9	$4.2	$23.9	$147.7
Reacquisition price of debt	$16.0	$3.1	$16.0	$104.6
Net gain recognized	$7.8	$1.1	$7.8	$42.3

Amended ABL Facility. On July 2, 2015, Academy, Ltd. entered into a five-year $650 million secured asset-based revolving credit facility, or the 2015 ABL Facility. On May 22, 2018, the Company amended the agreement governing the 2015 ABL Facility, or as amended, the Amended ABL Facility, to increase the commitment on the facility from $650 million to $1 billion. The operative terms, conditions, covenants and pricing of the Amended ABL Facility remain the same in all material respects to the 2015 ABL Facility and/or have been sized in approximate proportion to the relative increase in the facility where such operative terms are based upon the commitment level on the facility. The Amended ABL Facility matures on May 22, 2023, subject to a springing maturity clause which is triggered 91 days before the July 2, 2022 maturity of the 2015 Term Loan Facility should it not be paid off or extended at least 91 days beyond the May 22, 2023 maturity date of the Amended ABL Facility. Academy, Ltd. has the option to increase the commitments

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

under the Amended ABL Facility by $250 million, subject to the satisfaction of certain conditions under the agreement.

The Amended ABL Facility is used to provide financing for working capital and other general corporate purposes, as well as to support certain letters of credit requirements, and availability is subject to customary borrowing base and availability provisions. During the normal course of business, we periodically utilize letters of credit primarily for the purchase of import goods and in support of insurance contracts. As of August 1, 2020, we had outstanding letters of credit of approximately $29.7 million, of which $19.9 million were issued under the Amended ABL Facility, and we had no borrowings outstanding under the Amended ABL Facility, leaving the available borrowing capacity under the Amended ABL Facility of $694.1 million.

Borrowings under the Amended ABL Facility bear interest, at our election, at either (1) LIBOR plus a margin of 1.25% to 1.75%, or (2) a base rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) JPMorgan Chase Bank, N.A.’s “prime rate”, or (c) the one-month LIBOR rate plus 1.00%, plus a margin of 0.25% to 0.75%. The Amended ABL Facility also provides a fee applicable to the unused commitments of 0.25%. The terms and conditions of the Amended ABL Facility also require that we prepay outstanding loans under the Amended ABL Facility under certain circumstances. As of August 1, 2020, no future prepayments of outstanding loans have been triggered under the terms and conditions of the Amended ABL Facility.

Covenants. The Amended ABL Facility and the 2015 Term Loan Facility agreements contain covenants, including, among other things, covenants that restrict Academy, Ltd.’s ability to incur certain additional indebtedness, create or permit liens on assets, engage in mergers or consolidations, pay dividends, make other restricted payments, make loans or advances, engage in transactions with affiliates or amend material documents. Additionally, at certain times, the Amended ABL Facility is subject to a certain minimum adjusted fixed charge coverage ratio. These covenants are subject to certain qualifications and limitations. We were in compliance with these covenants as of August 1, 2020.

Capitalized Interest. We capitalized interest primarily related to construction of new stores and store renovations in the amount of $0.2 million and $0.3 million for the thirteen and twenty-six weeks ended August 1, 2020, respectively, and $0.1 million and $0.3 million for the thirteen and twenty-six weeks ended August 3, 2019, respectively.

5.	Derivative Financial Instruments

We use interest rate swap agreements to hedge market risk relating to possible adverse changes in interest rates. A summary of our interest rate swaps is as follows (dollar amounts in thousands):

Notional Amount	Fixed Rate	Effective Date	Termination Date
$320,000 (1)	2.21%	September 7, 2016	September 3, 2021
$250,000	1.54%	November 1, 2016	November 1, 2021
$400,000	2.54%	March 1, 2018	March 1, 2021

(1)	The initial $600,000 notional amount of the swap amortizes to $525,000, $430,000, $320,000 and $250,000 on September 3, 2017, 2018, 2019 and 2020, respectively.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The fair value of these interest rate swaps is as follows (amounts in thousands) as of:

	August 1, 2020	February 1, 2020	August 3, 2019
Assets
Amounts included in other current assets	$—	$—	$735
Amounts included in other noncurrent assets	—	—	164
Liabilities
Amounts included in accrued expenses and other current liabilities	7,485	6,130	3,864
Amounts included in other long-term liabilities	894	1,976	3,359

Total swap net assets (liabilities)	$(8,379)	$(8,106)	$(6,324)

Amounts included in accumulated other comprehensive loss, or AOCI, are reclassified to interest expense in the same period during which the hedged transaction affects earnings, which is as interest expense is recorded on the underlying 2015 Term Loan Facility. As of August 1, 2020, we estimate that approximately $7.9 million of the balance in AOCI will be reclassified as an increase in interest expense during the next 12 months.

The impact of gains and losses related to interest rate swaps that are deferred into AOCI and subsequently reclassified into interest expense is as follows (amounts in thousands):

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	August 1, 2020	August 3, 2019	August 1, 2020	August 3, 2019
Loss deferred into AOCI	$(606)	$(9,632)	$(5,040)	$(13,142)
Increase (decrease) to interest expense	$2,874	$(708)	$4,767	$(1,590)

6.	Fair Value Measurements

Fair value is defined as an exit price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Authoritative guidance establishes a three-level hierarchy for disclosure that is based on the extent and level of judgment used to estimate the fair value of the assets and liabilities.

The fair value measurements are classified as either:

•	Level 1 which represents valuations based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•

Level 2 which represents valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

•

Level 3 which represents valuations based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the fair value measurement is classified in its entirety, is based on the lowest level input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers made into or out of the Level 1, 2 or 3 categories during any period presented.

The following table provides the fair value hierarchy for our derivative financial instruments (amounts in thousands) as of:

	Fair Value Hierarchy	August 1, 2020	February 1, 2020	August 3, 2019
Assets
Interest rate swap	Level 2	$—	$—	$899
Liabilities
Interest rate swap	Level 2	$8,379	$8,106	$7,223

We value our derivative financial instruments using a discounted cash flow analysis based on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market based inputs including interest rates and implied volatilities. Our valuations also consider both our own and the respective counterparty’s non-performance risk. We have considered unobservable market factors such as the likelihood of default by us and our counterparty, our net exposures, credit enhancements, and remaining maturities in determining a credit valuation adjustment to include as part of the fair value of our derivative financial instruments. To date, the credit valuation adjustment did not comprise a material portion of the fair value of the derivative financial instruments. Therefore, we consider our derivative financial instruments to fall within Level 2 of the fair value hierarchy.

Other Financial Instruments

Periodically we make cash investments in money market funds comprised of U.S. Government treasury bills and securities, which are classified as cash and redeemable on demand. As of August 1, 2020 and February 1, 2020, we held $781.1 million and $113.3 million in money market funds, respectively. We held no investments in money market funds as of August 3, 2019.

The fair value of the 2015 Term Loan Facility is estimated using a discounted cash flow analysis based on quoted market prices for the instrument in an inactive market and is therefore classified as Level 2 within the fair value hierarchy. As of August 1, 2020, February 1, 2020 and August 3, 2019, the estimated fair value of our 2015 Term Loan Facility was $1.3 billion, $1.2 billion and $1.0 billion, respectively. As borrowings on the Amended ABL Facility are generally repaid in less than 12 months, we believe that fair value approximates the carrying value.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

7.	Property and Equipment

Property and equipment consists of the following (amounts in thousands) as of:

	August 1, 2020	February 1, 2020	August 3, 2019
Leasehold improvements	$434,087	$436,807	$426,190
Equipment and software	541,366	537,364	521,742
Furniture and fixtures	316,366	316,420	308,731
Construction in progress	22,076	17,639	22,315
Land	3,698	3,698	3,698

Total property and equipment	1,317,593	1,311,928	1,282,676
Accumulated depreciation and amortization	(921,034)	(870,521)	(818,353)

Property and equipment, net	$396,559	$441,407	$464,323

Depreciation expense was $26.7 million and $54.2 million in the thirteen and twenty-six weeks ended August 1, 2020, respectively, and $29.3 million and $59.1 million in the thirteen and twenty-six weeks ended August 3, 2019, respectively.

8.	Leases

In April 2020, the Financial Accounting Standards Board issued Staff Q&A - Topic 842 and Topic 840: Accounting For Lease Concessions Related to the Effects of the COVID-19 Pandemic. This guidance provides entities with the option to elect to account for certain lease concessions as though the enforceable rights and obligations had existed in the original lease. As a result, an entity will not need to reassess each existing contract to determine whether enforceable rights and obligations for concessions exist and an entity can elect to apply or not to apply the lease modification guidance in Accounting Standards Codification Topic 842, Leases, to those contracts.

During the thirteen weeks ended August 1, 2020, the Company received $2.0 million in lease expense credit related to landlord abated rent as a result of the elections made under this guidance. Additionally, during the thirteen weeks ended August 1, 2020, the Company signed 40 lease extensions, requiring lease modification accounting treatment.

The components of lease expense and sublease income included in selling, general and administrative (“SG&A”) expenses on our statement of income is as follows (amounts in thousands):

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	August 1, 2020	August 3, 2019	August 1, 2020	August 3, 2019
Operating lease expense	$49,259	$48,570	$98,256	$96,880
Short-term lease expense	—	—	—	—
Variable lease expense	(94)	1,805	1,818	3,849
Sublease income	(157)	(396)	(526)	(802)

Net lease expense	$49,008	$49,979	$99,548	$100

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Information about our operating leases is as follows (dollar amounts in thousands):

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	August 1, 2020	August 3, 2019	August 1, 2020	August 3, 2019
Right-of-use assets obtained in exchange for new operating lease liabilities	$68,788	$10,090	$71,118	$22,409
Cash paid for amounts included in the measurement of lease liabilities	$45,950	$47,779	$82,182	$95,565

	August 1, 2020	August 3, 2019
Weighted-average remaining lease term in years	11.3	11.5
Weighted-average incremental borrowing rate	9.12%	8.92%

As most of our leases do not provide an implicit rate of interest, we use our incremental borrowing rate, which is based on the market lending rates for companies with comparable credit ratings, to determine the present value of lease payments on lease commencement or remeasurement.

The remaining maturities of lease liabilities by fiscal year are as follows (amounts in thousands):

August 1, 2020
2020	$102,586
2021	196,617
2022	193,774
2023	186,207
2024	177,773
2025	171,030
After 2025	1,046,324

Total payments (1)	2,074,311
Less: Interest	(816,007)

Present value of lease liabilities	$1,258,304

(1)	Minimum lease payments have not been reduced by sublease rentals of $2.0 million as of August 1, 2020 due in the future under non-cancelable subleases.

9.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (amounts in thousands) as of:

	August 1, 2020	February 1, 2020	August 3, 2019
Accrued interest	$7,469	$7,835	$3,645
Accrued personnel costs	62,300	54,065	46,208
Accrued sales and use tax	21,078	12,651	15,027
Accrued self-insurance	13,554	14,107	14,192
Deferred revenue - gift cards and other	57,621	70,220	52,417
Interest rate swaps	7,485	6,129	3,864
Property taxes	39,289	16,919	38,505
Sales return allowance	6,500	5,500	6,100
Other	29,776	23,955	36,882

Accrued expenses and other current liabilities	$245,072	$211,381	$216,840

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

10.	Equity and Unit-Based Compensation

The Company has 228,306,033 Membership Units authorized, issued and outstanding as of August 1, 2020.

The New Academy Holding Company LLC 2011 Unit Incentive Plan, or the 2011 Unit Incentive Plan, provides for the grant of certain equity incentive awards, or each, an Award, such as options to purchase Holdco Membership Units, or each, a Unit Option, and restricted units that may settle in Holdco Membership Units, or each, a Restricted Unit, to our directors, executives, and eligible employees of the Company.

Unit Options granted under the 2011 Unit Incentive Plan consist of Unit Options that vest upon the satisfaction of time-based requirements, or each, a Service Option, and Unit Options that vest upon the satisfaction of both time-based requirements and Company performance-based requirements, or each, a Performance Option.

Restricted Units granted under the 2011 Unit Incentive Plan consist of Restricted Units that vest upon the satisfaction of time-based requirements, or each, a Service Restricted Unit, and Restricted Units that vest upon the satisfaction of liquidity event-based requirements and a time-based requirement and/or performance-based requirement, or each, a Liquidity Event Restricted Unit. In each case, vesting of the Company’s outstanding and unvested Unit Options and Restricted Units is contingent upon the holder’s continued service through the date of each applicable vesting event.

As of August 1, 2020, the number of Holdco Membership Units authorized for the grant of Awards under the 2011 Unit Incentive Plan is 36,933,859 Membership Units. As of August 1, 2020, there are 1,577,837 Holdco Membership Units that are authorized and available for the grant of Awards under the 2011 Unit Incentive Plan.

Equity compensation expense was $1.6 million and $3.7 million in the thirteen and twenty-six weeks ended August 1, 2020, respectively, and $2.5 million and $4.5 million in the thirteen and twenty-six weeks ended August 3, 2019, respectively, and is included in selling, general and administrative expenses in the statements of income.

Unit Option Fair Value Assumptions

The fair value for Service Options and Performance Options granted was estimated using a Black-Scholes option-pricing model. The expected lives of the Service Options and Performance Options granted were based on the “SEC simplified” method and a mid-point assumption, respectively. Expected price volatility was determined based on the implied volatilities of comparable companies over a historical period that matches the expected life of the Unit Options. The risk-free interest rate was based on the expected U.S. Treasury rate over the expected life. The dividend yield was based on the expectation that no dividends will be paid. The assumptions used to calculate the fair value of Unit Options granted are evaluated and modified, as necessary, to reflect current market conditions and experience.

The following table presents the assumptions and grant date fair values for Service Options and Performance Options granted in the twenty-six weeks ended August 1, 2020:

Expected life in years	6.2
Expected volatility	53%
Weighted-average volatility	53%
Risk-free interest rate	0.74% to 0.76%
Dividend yield	—

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table presents the Unit grants during the twenty-six weeks ended August 1, 2020:

	Service Options	Service Restricted Units	Liquidity Event Restricted Units
Number of shares	4,024,172	36,430	992,943
Weighted average grant date fair value per unit / option	$2.76	$5.49	$5.49
Weighted average exercise price per unit / option	$5.49	N/A	N/A

The following table presents the unrecognized compensation cost as of August 1, 2020:

	Service Options	Performance Options	Service Restricted Units
Remaining expense	$20,216,870	$1,118,024	$118,357
Weighted average life per unit / option remaining in years	2.8	2.5	0.7

11.	Earnings per Unit

Basic earnings per unit is calculated based on net income divided by the basic weighted average units outstanding during the period, and diluted earnings per unit is calculated based on net income divided by the diluted weighted average units outstanding. Diluted weighted average units outstanding is based on the basic weighted average units outstanding plus any potential dilutive effect of stock-based awards outstanding during the period using the treasury stock method, which assumes the potential proceeds received from the dilutive Unit Options are used to purchase treasury stock. Anti-dilutive stock-based awards do not include awards which have a performance or liquidity event target which has yet to be achieved.

Basic and diluted weighted average units outstanding and basic and diluted earnings per unit are calculated as follows (dollar amounts in thousands except per unit amounts):

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	August 1, 2020	August 3, 2019	August 1, 2020	August 3, 2019
Net income	$167,676	$48,347	$157,656	$73,753

Weighted average units outstanding – basic	228,306,033	228,326,985	228,300,128	228,308,074
Dilutive effect of Restricted Units	10,330	10,796	24,661	27,757
Dilutive effect of Service Options	1,799,056	2,102,338	1,931,879	2,569,269
Dilutive effect of Performance Options	4,370,032	4,259,941	4,378,883	4,606,110

Weighted average units outstanding – diluted	234,485,451	234,700,060	234,635,551	235,511,210

Earnings per unit – basic	$0.73	$0.21	$0.69	$0.32
Earnings per unit – diluted	$0.72	$0.21	$0.67	$0.31

Anti-dilutive stock-based awards excluded from diluted calculation	5,206,420	11,242,896	1,342,207	1,823,969

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

12. Related Party Transactions

Monitoring Agreement

On August 3, 2011, or the Effective Date, we entered into a monitoring agreement, or the Monitoring Agreement, with Kohlberg Kravis Roberts & Co. L.P., or the Adviser, pursuant to which the Adviser provides advisory, consulting and financial services to us. In accordance with the terms of the Monitoring Agreement, we pay an aggregate annual advisory fee which increases by 5.0% annually on each anniversary of the Effective Date. The Adviser may also charge us a customary fee for services rendered in connection with securing, structuring and negotiating equity and debt financings by us. Additionally, we are required to reimburse the Adviser for any out-of-pocket expenses in connection with these services. The Monitoring Agreement continues in effect from year-to-year, unless amended or terminated by the Adviser and us. We recognized advisory fees related to the Monitoring Agreement, including reimbursement of expenses, of approximately $0.9 million and $1.8 million in each of the thirteen and twenty-six weeks ended August 1, 2020, respectively, and $0.9 million and $1.8 million in each of the thirteen and twenty-six weeks ended August 3, 2019, respectively. These expenses are included in selling, general and administrative expenses in the statements of income.

In the event the Monitoring Agreement is terminated in connection with certain financing, acquisition, disposition and change of control transactions, an initial public offering or under certain other circumstances, the Adviser is entitled to all unpaid monitoring fees and expenses plus the net present value of the advisory fees that would have been paid from the termination date through the twelfth anniversary of the Effective Date of the Monitoring Agreement, or if terminated after such anniversary, through the first anniversary of the Effective Date occurring after the termination date. Pursuant to a separate agreement, the Adviser would be expected to share a portion of any such termination fee with certain investors who are family descendants of our founder, Max Gochman, or Gochman Investors.

Other Related Party Transactions

KKR has ownership interests in a broad range of portfolio companies and we may enter into commercial transactions for goods or services in the ordinary course of business with these companies. We do not believe such transactions are material to our business.

Equity Purchases

There were no equity purchases for the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019.

During the twenty-six weeks ended August 1, 2020, Managers repurchased at fair market value approximately $37.0 thousand of Redeemable Membership Units from a director of the Company for cash. Holdco concurrently repurchased from Managers for cash, at fair market value, a number of Holdco membership units equal to the number of Redeemable Membership Units repurchased from the director.

Note Receivable from Member

Under Holdco’s LLC agreement, certain members may require the Company to provide a tax loan on their behalf under certain circumstances. On April 10, 2019, the Company loaned $4.0 million with a note receivable issued to a member. The note receivable bears semi-annual compounding interest at 2.5% per annum with outstanding principal and interest due on April 10, 2022. This note receivable has been recorded in other non-current assets on the balance sheet.

On April 5, 2018, the Company loaned $4.1 million with a note receivable issued to a member. The note receivable bears semi-annual compounding interest at 2.1%, with outstanding principal and interest due April 5, 2021. This note receivable has been recorded in prepaid expenses and other current assets on the balance sheet.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

13.	Commitments and Contingencies

Technology Related Commitments and Other

As of August 1, 2020, we have obligations under technology related contractual commitments as well as other commitments, such as construction commitments, in the amount of $19.2 million. Of such commitments, approximately $16.1 million is payable in the next 12 months.

Commitments Related to Monitoring Agreements

As of August 1, 2020, we have obligations under the Monitoring Agreement (see Note 12), in the amount of $14.4 million, of which $6.1 million is payable in the next 12 months.

Financial Guarantees

During the normal course of business, we enter into contracts that contain a variety of representations and warranties and provide general indemnifications. The maximum exposure under these arrangements is unknown as this would involve future claims that may be made against us that have not yet occurred. However, based on experience, we believe the risk of loss to be remote.

Legal Proceedings

We are a defendant or co-defendant in lawsuits, claims and demands brought by various parties relating to matters normally incident to our business. No individual case, or group of cases presenting substantially similar issues of law or fact, is expected to have a material effect on the manner in which we conduct our business or on our results of operations, financial position or liquidity. The majority of these cases are alleging product, premises, employment and/or commercial liability. Reserves have been established that we believe to be adequate based on our current evaluations and experience in these types of claim situations; however, the ultimate outcome of these cases cannot be determined at this time. We believe, taking into consideration our indemnities, insurance and reserves, the ultimate resolution of these matters will not have a material impact on our financial position, results of operations or cash flows.

Sponsorship Agreement and Intellectual Property Commitments

We periodically enter into sponsorship agreements generally with professional sports teams, associations, events, networks, or individual professional players and collegiate athletic programs in exchange for marketing and advertising promotions. We also enter into intellectual property agreements whereby the Company receives the right to use third-party owned trademarks typically in exchange for royalties on sales. These agreements typically contain a one to three-year term and contractual payment amounts required to be paid by the Company. As of August 1, 2020, we have $9.6 million in related commitments through 2027, of which $5.8 million is payable in the next 12 months.

14.	Subsequent Events

Our management evaluated events or transactions that occurred after August 1, 2020, through September 1, 2020, the issuance date of the financial statements, and identified the following matters to report:

On August 28, 2020, Holdco paid a $257.0 million Distribution to its unitholders of record as of August 25, 2020, of which $218.3 million was paid to Allstar LLC, an entity owned by KKR, $24.9 million was paid to the Gochman Investors and the remaining $4.8 million was paid to other unitholders. Such Distribution was funded through a combination of cash on hand and an offset of outstanding loans receivable from certain unitholders as well as state income tax withholdings made on behalf of our

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

unitholders. Holders of outstanding Company granted equity awards are entitled to receive an adjustment equal to $1.1257 per award, which was made in the form of cash payments, additional Restricted Unit grants and/or exercise price adjustments on Unit Options. The Company made approximately $18.8 million in cash payments to holders of vested outstanding Company granted equity awards in the last week of August 2020 and the first week of September 2020. The payment for the unvested outstanding Company granted equity awards is $15.2 million which will be paid out over time if and when the related awards vest.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and the Board of Managers of New Academy Holding Company, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of New Academy Holding Company, LLC and subsidiaries (the “Company”) as of February 1, 2020 and February 2, 2019, the related consolidated statements of income (loss), comprehensive income (loss), partners’ equity, and cash flows, for each of the three years in the period ended February 1, 2020, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 1, 2020 and February 2, 2019, and the results of its operations and its cash flows for each of the three years in the period ended February 1, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Notes 2 and 14 to the financial statements, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

July 10, 2020

We have served as the Company’s auditor since 1996.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NEW ACADEMY HOLDING COMPANY, LLC

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands)

	February 1, 2020	February 2, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$149,385	$75,691
Accounts receivable - less allowance for doubtful accounts of $3,275 and $3,008, respectively	13,999	15,725
Merchandise inventories, net	1,099,749	1,134,156
Prepaid expenses and other current assets	24,548	39,937
Assets held for sale	1,763	1,763

Total current assets	1,289,444	1,267,272
PROPERTY AND EQUIPMENT, NET	441,407	496,153
RIGHT-OF-USE ASSETS	1,145,705	—
TRADE NAME AND OTHER INTANGIBLE ASSETS, NET	577,000	592,067
GOODWILL	861,920	861,920
OTHER NONCURRENT ASSETS	15,845	21,545

Total assets	$4,331,321	$3,238,957

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$428,823	$432,037
Accrued expenses and other current liabilities	211,381	184,141
Current lease liabilities	76,329	—
Current maturities of long-term debt	34,116	68,305

Total current liabilities	750,649	684,483
LONG-TERM DEBT, net of current maturities	1,428,542	1,556,755
LONG-TERM LEASE LIABILITIES	1,141,896	—
OTHER LONG-TERM LIABILITIES	19,197	122,795

Total liabilities	3,340,284	2,364,033

COMMITMENTS AND CONTINGENCIES (NOTE 15)
REDEEMABLE MEMBERSHIP UNITS	2,818	17,885
PARTNERS’ EQUITY:
Partners’ equity, membership units authorized, issued and outstanding 228,274,749 and 228,289,163, respectively	996,285	848,591
Accumulated other comprehensive income (loss)	(8,066)	8,448

Partners’ equity	988,219	857,039

Total liabilities and partners’ equity	$4,331,321	$3,238,957

The accompanying notes are an integral part of these consolidated financial statements.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NEW ACADEMY HOLDING COMPANY, LLC

CONSOLIDATED STATEMENTS OF INCOME

(Dollar amounts in thousands, except earnings per unit)

	Fiscal Year Ended
	February 1, 2020		February 2, 2019	February 3, 2018
Net sales		$4,829,897	$4,783,893	$4,835,582
Cost of goods sold		3,398,743	3,415,941	3,436,618

Gross margin		1,431,154	1,367,952	1,398,964

Selling, general and administrative expenses		1,251,733	1,239,002	1,241,643

Operating income		179,421	128,950	157,321

Interest expense, net		101,307	108,652	104,857
Gain on early retirement of debt, net		(42,265)	—	(6,294)
Other (income), net		(2,481)	(3,095)	(2,524)

Income before income taxes		122,860	23,393	61,282

Income tax expense		2,817	1,951	2,781

Net income		$120,043	$21,442	$58,501

Earnings per unit
Basic		$0.53	$0.09	$0.26
Diluted		$0.51	$0.09	$0.25
Weighted average units outstanding
Basic		228,303,750	228,160,508	227,942,148
Diluted		235,609,118	236,873,973	236,804,721

Unaudited Pro Forma Financial Information (Note 2)
Income before income taxes		122,860
Pro forma income tax expense		32,918

Pro forma net income		$89,942

Pro forma earnings per share
Basic	$
Diluted	$
Pro forma weighted average shares outstanding
Basic
Diluted

The accompanying notes are an integral part of these consolidated financial statements.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NEW ACADEMY HOLDING COMPANY, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	Fiscal Year Ended
	February 1, 2020	February 2, 2019	February 3, 2018
COMPREHENSIVE INCOME:
Net income	$120,043	$21,442	$58,501
Unrealized gain (loss) on interest rate swaps	(16,096)	(2,625)	5,876
Recognized interest expense (income) on interest rate swaps	(418)	1,106	7,497

Total comprehensive income	$103,529	$19,923	$71,874

The accompanying notes are an integral part of these consolidated financial statements.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NEW ACADEMY HOLDING COMPANY, LLC

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY

(Dollar amounts in thousands)

	Redeemable Membership Units		Partners' Equity				Total Membership Units
			Partners' Equity		Accumulated Other Comprehensive Income (Loss)	Total Partners' Equity
	Units	Amount	Units	Amount	Amount	Amount	Units
Balances as of January 28, 2017	3,813,842	$15,231	224,000,107	$759,668	$(3,406)	$756,262	227,813,949
Net income	—	—	—	58,501	—	58,501	—
Equity compensation	—	—	—	4,580	—	4,580	—
Equity contributions from Managers	200,648	—	—	1,150	—	1,150	200,648
Adjustment to Redeemable Units for contributions from Managers and settlement of vested Restricted Units	8,238	1,200	—	(1,200)	—	(1,200)	8,238
Option Payment adjustment due to forfeitures	—	—	—	21	—	21	—
Unrealized gain on interest rate swaps	—	—	—	—	5,876	5,876	—
Recognized interest expense on interest rate swaps	—	—	—	—	7,497	7,497	—

Balances as of February 3, 2018	4,022,728	$16,431	224,000,107	$822,720	$9,967	$832,687	228,022,835
Net income	—	—	—	21,442	—	21,442	—
Equity compensation	—	—	—	4,633	—	4,633	—
Equity contributions from Managers	231,624	—	—	1,250	—	1,250	231,624
Adjustment to Redeemable Units for contributions from Managers and settlement of vested Restricted Units	34,704	1,454	—	(1,454)	—	(1,454)	34,704
Unrealized loss on interest rate swaps	—	—	—	—	(2,625)	(2,625)	—
Recognized interest expense on interest rate swaps	—	—	—	—	1,106	1,106	—

Balances as of February 2, 2019	4,289,056	$17,885	224,000,107	$848,591	$8,448	$857,039	228,289,163
Net income	—	—	—	120,043	—	120,043	—
Equity compensation	—	—	—	7,881	—	7,881	—
Equity contributions from Managers	19,231	—	—	100	—	100	19,231
Adjustment to Redeemable Units for contributions from Managers and settlement of vested Restricted Units	57,363	400	—	(400)	—	(400)	57,363
Adjustment to Redeemable Membership Units for repurchase of units from Managers	(91,008)	(538)	91,008	538	—	538	—
Repurchase of Redeemable Membership Units	—	—	(91,008)	(473)	—	(473)	(91,008)
Reclassification of membership units with lapsed put rights (Note 2)	(3,763,118)	(14,929)	3,763,118	14,930	—	14,930	—
Cumulative-effect adjustment related to the adoption of the New Lease Standard	—	—	—	5,075	—	5,075	—
Unrealized loss on interest rate swaps	—	—	—	—	(16,096)	(16,096)	—
Recognized interest income on interest rate swaps	—	—	—	—	(418)	(418)	—

Balances as of February 1, 2020	511,524	$2,818	227,763,225	$996,285	$(8,066)	$988,219	228,274,749

The accompanying notes are an integral part of these consolidated financial statements.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NEW ACADEMY HOLDING COMPANY, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Fiscal Year Ended
	February 1, 2020	February 2, 2019	February 3, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$120,043	$21,442	$58,501
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	117,254	132,782	133,203
Non-cash lease expense	3,965	—	—
Equity compensation	7,881	4,633	4,580
Amortization of deferred loan and other costs	3,717	4,163	4,577
Deferred income taxes	297	(494)	147
Non-cash gain on early retirement of debt, net	(42,265)	—	(6,294)
Gain on disposal of property and equipment	(23)	(801)	(559)
Casualty loss	569	46	159
Impairment of long-lived assets	—	1,408	2,477
Changes in assets and liabilities:
Accounts receivable, net	4,476	2,582	2,934
Merchandise inventories, net	34,407	89,284	(132,687)
Prepaid expenses and other current assets	(3,732)	2,187	(3,756)
Other noncurrent assets	398	274	1,590
Accounts payable	(2,904)	(70,029)	6,976
Accrued expenses and other current liabilities	20,615	(2,703)	990
Deferred rent/tenant improvement allowances	—	2,833	2,297
Other long-term liabilities	(1,029)	10,874	8,220

Net cash provided by operating activities	263,669	198,481	83,355

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(62,818)	(107,905)	(132,126)
Proceeds from insurance claims	—	2,593	233
Proceeds from the sale of property and equipment	23	10,429	15,992
Note receivable from member	(3,988)	(4,144)	—

Net cash used in investing activities	(66,783)	(99,027)	(115,901)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit facility	502,500	526,812	851,400
Repayment of revolving credit facility	(502,500)	(561,812)	(816,400)
Repayment of term loan facility and capital lease obligations	(122,819)	(18,250)	(37,989)
Debt issuance fees	—	(2,808)	—
Construction allowance receipts	—	—	10,353
Equity contributions from Managers	100	1,250	1,150
Repurchase of Redeemable Membership Units	(473)	—	—

Net cash provided by (used in) financing activities	(123,192)	(54,808)	8,514

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	73,694	44,646	(24,032)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	75,691	31,045	55,077

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$149,385	$75,691	$31,045

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$93,556	$108,208	$105,661
Cash paid for state and local income taxes	$2,588	$2,449	$2,848
NON-CASH INVESTING AND FINANCING ACTIVITIES:
De-recognition of construction assets and liabilities, net	$—	$—	$(6,600)
Change in capital expenditures in accounts payable and accrued liabilities	$309	$128	$7,412

The accompanying notes are an integral part of these consolidated financial statements.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NEW ACADEMY HOLDING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Operations

The Company

New Academy Holding Company, LLC, a Delaware limited liability company, or Holdco and, together with its direct and indirect subsidiaries, the Company, we, us or our, is a holding company that conducts its operations through its subsidiaries, including its indirect subsidiary Academy, Ltd., a Texas limited partnership doing business as “Academy Sports + Outdoors”, or Academy, Ltd. On August 3, 2011, an investment entity owned by investment funds and other entities affiliated with Kohlberg Kravis Roberts & Co. L.P., or collectively, KKR, acquired a majority interest in the Company.

The Company is one of the leading full-line sporting goods and outdoor recreational products retailers in the United States in terms of net sales. As of February 1, 2020, we operated 259 “Academy Sports + Outdoors” retail locations in 16 states and three distribution centers located in Katy, Texas, Twiggs County, Georgia and Cookeville, Tennessee. Our distribution centers receive, store and ship merchandise to our stores and customers. We also sell merchandise to customers across most of the United States via our academy.com website.

Fiscal Year

The Company’s fiscal year represents the 52 or 53 weeks ending on the Saturday closest to January 31 each year. References herein to 2019 and 2018 relate to the 52-week fiscal years ended February 1, 2020 and February 2, 2019, respectively, and references herein to 2017 relate to the 53-week fiscal year ended February 3, 2018.

2.	Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Our management bases its estimates on historical experience and other assumptions it believes to be reasonable under the circumstances. Actual results could differ significantly from those estimates.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of Holdco, its wholly owned subsidiary New Academy Finance Company LLC, or Finco, and the accounts of Finco’s wholly owned subsidiaries Academy Managing Co., LLC, Associated Investors, LLC and New Academy Finance Corporation. Academy Managing Co., LLC and Associated Investors, LLC are holding companies and are the sole general partner and sole limited partner, respectively, of Academy, Ltd., the Company’s operating company. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Pro Forma Financial Information

In connection with the proposed initial public offering, or the IPO, of Academy Sports and Outdoors, Inc., a Delaware corporation, or an IPO issuer, we will undertake a series of reorganization transactions, or the Reorganization Transactions, that will result in, among other things, Holdco being contributed by its unitholders to the IPO issuer and becoming a wholly owned subsidiary of the IPO issuer.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The unaudited pro forma financial information provided on the consolidated statements of income provides the estimated impact to net income and earnings per unit based upon the anticipated conversion of the Company to a C corporation in connection with the IPO. We are currently treated as a flow through entity for U.S. federal income tax purposes, and thus no federal income tax expense has been recorded in our consolidated statements of income. After consummation of the IPO, we will become subject to U.S. federal income taxes and additional state income taxes and be taxed at the prevailing corporate rates. The pro forma tax expense assumed in the unaudited pro forma financial information is estimated to be 24.5% plus certain state taxes we currently include in income tax expense as a flow through entity. Our actual income tax rate, and our actual income tax liability, after the IPO may be different from our assumed rate, and such difference may be material.

On August 28, 2020, Holdco distributed a $257.0 million one-time special distribution (the “Distribution”) to existing unitholders of record as of August 25, 2020.

U.S. Securities and Exchange Commission Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. The Company is required to present unaudited basic and diluted pro forma net income per share of common stock as a result of the Distribution, which is assumed to have been made in contemplation of the proposed IPO.

Unaudited basic and diluted pro forma net income per share data presented below assumed that (i)                  shares of common stock of the IPO issuer were issued and outstanding for 2019 in connection with the contribution of Holdco by its unitholders and related Reorganization Transactions and related cancellation of all outstanding partners’ equity at Holdco in connection with the IPO and (ii) an additional                  of the Company’s shares of common stock were outstanding for 2019, which represents the number of shares of common stock that the Company would have been required to issue to fund the amount of the Distribution in excess of its net income for 2019. The number of shares of common stock that the Company would have been required to issue to pay the Distribution was calculated by dividing the portion of the total $257.0 million Distribution in excess of the Company’s net income for 2019 by an assumed initial public offering price in the IPO of $             per share, representing the midpoint of the price range set forth on the cover page of the prospectus.

The table below sets forth the computation of the Company’s unaudited basic and diluted pro forma net income per share for 2019:

PRO FORMA NET INCOME PER SHARE:
(In thousands, except for share and per share data)	Basic		Diluted
Pro forma net income		$89,942		$89,942

Weighted average shares of common stock outstanding after giving effect to the Reorganization Transactions
Adjustment to weighted average shares of common stock outstanding related to the Distribution

Pro forma weighted average shares of common stock outstanding

Pro forma net income per share	$		$

Reclassifications

Certain reclassifications have been made in the 2018 and 2017 consolidated financial statements to conform to the current period presentation. Within the merchandise division sales table presented in Note 3, certain products and categories were recategorized amongst categories and divisions during 2019 to better

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

align with our current merchandising strategy and view of the business. As a result, we have reclassified sales between divisions for 2018 and 2017 for comparability purposes. This reclassification is in presentation only and did not impact the overall net sales balances previously disclosed.

Redeemable Membership Units

Allstar Managers LLC, a Delaware limited liability company, or Managers, owns membership units in Holdco, or each a Holdco Membership Unit. Managers is 100% owned by certain current and former executives and directors of the Company and was formed to facilitate the purchase of indirect contingently redeemable ownership interests in the Company. Certain executives and directors may acquire contingently redeemable membership units in Managers, or the Redeemable Membership Units, either (1) by purchasing the Redeemable Membership Units with cash consideration, which is subsequently contributed to Holdco by Managers in exchange for a number of Holdco Membership Units equal to the number of Redeemable Membership Units purchased, or (2) by receiving the Redeemable Membership Units in settlement of vested restricted units awarded to the executive or director under the Company’s 2011 Unit Incentive Plan (see Note 11). Each outstanding Redeemable Membership Unit in Managers corresponds to an outstanding Holdco Membership Unit, on a unit-for-unit basis. Holdco is the sole managing member of Managers with a controlling voting interest, but no economic interest, in Managers. As the sole managing member of Managers, Holdco operates and controls all business affairs of Managers.

The terms and conditions of the agreements governing the Redeemable Membership Units include provisions by which the holder, or its heirs, has the right to require Managers or the Company to purchase the holder’s Redeemable Membership Units upon the holder’s termination of employment due to death or disability for cash at fair value. The carrying value of the Redeemable Membership Units is classified as temporary equity, initially at fair value, as redemption is an event that is not solely within our control. If redemption becomes probable, we are required to re-measure the Redeemable Membership Units to fair value. Periodically, this right may lapse due to contractual expiration or a holder’s termination of employment for reasons other than death or disability. Due to the lapse of this right for certain issuances, $14.9 million was reclassified from temporary equity to Partners’ Equity during the third quarter 2019.

Cash and Cash Equivalents

We consider credit and debit card transactions, which typically settle within three business days, demand deposits with banks, and all other highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents.

Financial Instruments

Financial instruments are comprised of cash and cash equivalents, accounts receivable, accounts payable, certain accrued liabilities, derivatives and debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of those instruments. We enter into interest rate swaps to reduce the risk that our earnings and cash flows will be affected by changes in interest rates on our debt, and we do not hold any derivative financial instruments for trading or speculative purposes (see Note 4 and Note 5). The fair value of debt is influenced by fluctuations in market conditions for interest rates (see Note 6).

Accounts Receivable

Accounts receivable consists primarily of amounts due from vendors for vendor allowances and other accounts receivable. We provide an allowance for doubtful accounts based on both historical experience and a specific identification basis.

Concentration of Risk

Financial instruments which subject us to potential credit risk consist of cash and cash equivalents and derivative financial instruments. We have established guidelines to limit our exposure to credit risk on cash

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and cash equivalents by placing investments with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of insurance provided; however, these deposits typically are redeemable upon demand. We use high credit quality counterparties to transact our derivative transactions. Therefore, we believe that the financial risks associated with these financial instruments are minimal.

We purchase merchandise inventories from approximately 1,300 vendors. In 2019, 2018 and 2017, purchases from our largest vendor represented approximately 14%, 13% and 14% of our total inventory purchases, respectively. No other vendor in any of the aforementioned years exceeded 10% of our purchases. We typically do not enter into long-term inventory purchase commitments and there were none as of February 1, 2020 or February 2, 2019.

A significant portion of our inventory purchases are manufactured outside of the United States, primarily in Asia. While we are not dependent on any single manufacturer outside of the United States, we could be adversely affected by political, health (including pandemic), safety, security, economic, tariff, climate or other disruptions affecting the business or operations of third-party manufacturers located outside of the United States.

Merchandise Inventories, net

Merchandise inventories are valued at the lower of weighted average cost or net realizable value using the last-in first-out, or LIFO, method. Merchandise inventories include the direct cost of merchandise and capitalized costs related to procurement, warehousing and distribution and are reflected net of shrinkage, vendor allowances and other valuation accounts. We regularly review inventories and record a valuation adjustment when necessary such as for inventory that has a carrying value in excess of the net realizable value or for slow moving or obsolete inventory. As of February 1, 2020 and February 2, 2019, merchandise inventories valued at LIFO, including necessary valuation adjustments, approximated the cost of such inventories using the weighted average inventory method. The application of the LIFO inventory method did not result in any LIFO charges or credits affecting cost of sales in 2019, 2018 or 2017.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Cost includes interest capitalized on borrowings used to finance the construction of stores and other significant capital projects while under construction. Depreciation and amortization is computed using the straight-line method over the asset’s useful life, which is generally determined by asset category as follows:

Leasehold improvements	Lesser of asset useful life or lease term
Software and computer equipment	2–5 years
Other equipment	5–10 years
Furniture and fixtures	7–10 years

When assets are retired or sold, the cost and accumulated depreciation are removed from our accounts, and the resulting gain or loss is reflected in the consolidated statements of income. Repair and maintenance costs are charged to expense as incurred and significant improvements that substantially enhance the useful life of an asset are capitalized and amortized.

In the normal course of business, we acquire land and construct new stores to be sold to and leased from third party landlords. New stores completed but not yet sold to and leased from third parties are classified as assets held for sale and are expected to be sold within one year. Our intent is to sell the stores for approximately the total land and construction costs incurred (which approximate the fair market value of the property, net of selling costs) and simultaneously enter into operating leases.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Capitalized Computer Software Costs

We capitalize certain costs incurred in connection with developing or obtaining computer software for internal use. Capitalized computer software costs are included in property and equipment on the consolidated balance sheets and amortized on a straight-line basis when placed into service over the estimated useful lives of the software. The amounts capitalized were $12.9 million, $13.8 million and $21.0 million in 2019, 2018 and 2017, respectively.

Capitalized Interest

We capitalized interest primarily related to construction of new stores, store renovations, distribution centers and IT projects in the amount of $0.6 million, $1.3 million and $1.4 million in 2019, 2018 and 2017, respectively. Interest expense, net on the consolidated statement of income is shown net of capitalized interest.

Impairment of Long-Lived Assets

We review the carrying value of long-lived assets, including property and equipment and finite-lived intangible assets, for indicators of impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the assets to the estimated undiscounted future cash flows expected to be generated by the use of the assets. If such assets are considered to be impaired, the impairment loss recognized is the amount by which the carrying amount of the assets exceeds its estimated fair value, which is typically calculated using discounted expected future cash flows. As a result of our assessment, we did not record an impairment of long-lived store assets in 2019. In 2018 and 2017, we impaired $1.4 million and $2.5 million, respectively, of long-lived store assets. These charges are included in selling, general and administrative expenses on the consolidated statements of income (see Note 6).

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually at the last day of our eleventh fiscal month, or more frequently if events or circumstances indicate that the carrying value of goodwill may not be recoverable. We test for goodwill at the reporting unit level, which is the operating segment level. We operate in one segment with one reporting unit.

The annual goodwill impairment test provides for the option of first performing a qualitative assessment to evaluate the existence of events and circumstances that would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If such a conclusion is reached, we would then be required to perform a quantitative impairment assessment of goodwill. However, if the qualitative assessment leads to a determination that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then no further assessments are required.

Our quantitative assessment for determining the fair value of our reporting unit includes using an estimated discounted cash flow model (income approach) and market value approach. The output of this assessment is an estimated fair value for our reporting unit that is compared to its carrying value to determine whether an impairment charge is necessary. The income approach uses a discounted cash flow analysis of our projected future income, and the market value approach is based on earnings multiples for a comparable set of public companies.

These approaches use key input assumptions such as our projected future operating results, the discount rate, the weighting for each valuation approach and the comparable set of companies. A history of declining

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

trends in our operating results such as comparable sales, gross margin, net income and cash flow from operations could impact these assumptions and serve as indicators of future impairment. There is significant judgment used in determining these assumptions and variability in the assumptions could cause us to reach a different conclusion on impairment.

In 2019, 2018 and 2017, we performed a quantitative assessment for the determination of impairment. Based on the results of these quantitative assessments, no impairment of goodwill existed for 2019, 2018 or 2017.

Intangible Assets

Intangible assets consist of the trade name of “Academy Sports + Outdoors”, or the Trade Name, and our favorable leases. The favorable leases are accounted for as finite-lived assets and are amortized over their estimated useful economic lives. With the adoption of ASU 2016-02, “Leases (Topic 842)” and a series of related Accounting Standards Updates that followed, or collectively, the New Lease Standard, on February 3, 2019, the balance of the favorable lease rights, net was netted into the right-of-use assets on the balance sheet (see Note 14). The Trade Name is expected to generate cash flows indefinitely and, therefore, is accounted for as an indefinite-lived asset not subject to amortization.

The Trade Name is tested for impairment annually at the last day of our eleventh fiscal month, or whenever events or circumstances indicate that the carrying amount of the Trade Name may not be recoverable. Impairment is calculated as the excess of the Trade Name’s carrying value over its fair value. The fair value of the Trade Name is determined using the relief-from-royalty method, a variation of the income approach. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of these types of assets. Once a supportable royalty rate is determined, the rate is then applied to the projected revenues over the expected remaining life of the intangible assets to estimate the royalty savings. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates, discount rates and other variables. The results of the 2019, 2018 and 2017 annual impairment tests indicated that the fair value of the Trade Name was in excess of its carrying value and no impairments existed.

Deferred Loan Costs

Costs incurred to issue debt are deferred and recorded in the consolidated balance sheets. Those costs related to the issuance of term loan facilities and senior notes are recorded in long-term debt, net of current maturities and amortized as a component of interest expense over the terms of the related debt agreement using the effective interest method. The costs related to the issuance of our revolving credit facilities are recorded in other noncurrent assets on the consolidated balance sheets and amortized as a component of interest expense over the terms of the related debt agreements using the straight-line method.

Derivative Instruments

We are exposed to interest rate risk, primarily related to changes in interest rates on our term loan (see Note 4) and have used interest rate swap agreements, which we have designated as “cash flow” hedges, to hedge against market risks relating to possible adverse changes in interest rates. We assess, both at the inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flow of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, we discontinue hedge accounting prospectively.

Derivative financial instruments are recognized at fair value in the consolidated balance sheets (see Note 5 and Note 6). The changes in the fair value of derivative instruments designated as cash flow hedges are recorded in accumulated other comprehensive income, or AOCI, net of tax effects, and are subsequently reclassified to earnings when the hedged transaction affects earnings.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Self-Insurance

We maintain deductibles or self-insurance retentions for workers’ compensation, general liability and employee health benefits. Additionally, we use the services of an independent actuary to assist in determining losses associated with workers’ compensation, general liability and employee health benefits. Liabilities associated with these losses are actuarially derived and estimated in part by considering historical claims experience, industry factors, severity factors, claim development, as well as other actuarial assumptions. If actual trends, including the severity or frequency of claims, medical cost inflation or fluctuations in premiums, differ from our estimates, it could have a material adverse impact on our results of operations. Changes in legal claims, claim development, trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, insolvency of insurance carriers and changes in discount rates could all adversely affect our ultimate expected losses. We believe the actuarial valuation provides the best estimate of the ultimate expected losses, and we have recorded the present value of the actuarially determined ultimate losses for the insurance related liabilities mentioned above.

Lease Incentives

All of our stores, corporate office facilities, and warehouse and distribution centers are leased. We may receive reimbursement from a landlord for some or all of the cost of a construction project, which may be structured as a tenant improvement allowance, construction allowance or landlord reimbursement, or collectively, Lease Incentives.

In certain store construction cases, we may be deemed the owner of the property during construction, after which we then sell the property to a landlord and concurrently enter into a lease of the property to operate the store, or sale-leaseback. We report the cash received for construction allowances as construction allowance receipts within the financing activities section of our consolidated statements of cash flows when such amounts are received prior to completion of a sale-leaseback transaction, and we report the cash received for construction allowances as proceeds from the sale of property and equipment within the investing activities section of our consolidated statements of cash flows when such amounts are received after the completion of a sale-leaseback transaction.

Prior to the New Lease Standard, if we were the deemed owner of the property during the construction period and the sale-leaseback criteria were met, any differences between fair value of the property and the sales price of the property, are deferred and recognized ratably as an adjustment to selling, general and administrative expenses in the consolidated statements of income over the term of the related lease. Under the New Lease Standard, the losses and gains from sale-leaseback transactions are no longer deferred, but instead recognized immediately. Upon transition to the new standard on February 3, 2019, the remaining deferred gains and losses related to our previous sale-leaseback transactions resulted in a cumulative effect adjustment to retained earnings (see Note 14). To date, the Company has not executed a sale-leaseback transaction under the New Lease Standard.

Prior to the New Lease Standard, cash received from a landlord for tenant improvement allowances in store lease transactions not considered a sale-leaseback transaction were recorded in other long-term liabilities in the consolidated balance sheets and amortized as a reduction of rent expense in selling, general and administrative expenses in the consolidated statements of income over the term of the related lease. Under the New Lease Standard these receipts are a reduction to the right-of-use assets on the balance sheet (see Note 14), which are amortized ratably over the remaining terms of the corresponding leases.

Net Sales

We sell merchandise under implicit contracts whereby the transaction price is the listed sales price less any discounts or coupons applied. Our typical coupons offer a discount, which is applied immediately at the

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

time of purchase. However, under certain circumstances we may issue a coupon, or similar incentive, which contains a material future right. In such instances, a portion of the revenue is deferred and subsequently recognized when earned.

Revenue from merchandise sales is recognized, net of sales tax, when the Company’s performance obligation to the customer is met, which is when the Company transfers control of the merchandise to the customer. Store merchandise sales are recognized at the point of sale. For e-commerce sales, significant judgment is applied in determining when the transfer of control occurs, which we believe occurs upon customer receipt, and accordingly online merchandise sales are recognized upon delivery of the merchandise to the customer. The Company does not extend a material amount of credit. The sales return allowance, which is our provision for anticipated merchandise returns, is provided through a reduction of sales and cost of goods sold on a gross basis in the period that the related sales are recorded. The sales return allowance and related liability are included in merchandise inventories and in accrued expenses and other liabilities, respectively, in our consolidated balance sheets. Merchandise returns are estimated based on historical experience.

Cost of Goods Sold

Cost of goods sold includes the direct cost of merchandise and costs related to procurement, warehousing and distribution and the related depreciation and amortization. These costs consist primarily of payroll and benefits, occupancy costs and freight.

Shipping and Handling Costs

Shipping and handling costs billed to customers are included in net sales. Shipping and handling costs that we incur associated with shipping products to customers are included in cost of goods sold.

Vendor Allowances

Vendor allowances include volume purchase rebates, promotional and advertising allowances, cooperative advertising funds and support for new store openings. These allowances are generally determined for each fiscal year with the majority of allowances based on quantitative contract terms. Allowances related to the purchase of merchandise inventories are recorded as a reduction of cost of goods sold as the related merchandise is sold. Allowances for cooperative advertising and promotion programs and other expenses are recorded in selling, general and administrative expenses as a reduction of the related costs as the related expense is incurred. Any allowance in excess of actual costs incurred that are included in selling, general and administrative expenses, or that do not require proof of performance, are recorded as a reduction of cost of sales. For volume purchase rebates, we record an estimate of vendor allowances earned based on the latest projected purchase volumes.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store and corporate administrative payroll and payroll benefits, store and corporate headquarters occupancy costs, advertising, credit card processing, information technology, pre-opening costs, depreciation and amortization and other store and administrative expenses.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expenses, net of specific vendor allowances, were $142.3 million, $139.1 million and $140.8 million in 2019, 2018 and 2017, respectively.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Pre-Opening Expenses

Non-capital expenditures associated with opening new stores and distribution centers, which consist primarily of occupancy costs, marketing, payroll and recruiting costs, are expensed as incurred. Pre-opening expenses for our new stores were $3.2 million, $3.4 million and $10.8 million in 2019, 2018 and 2017, respectively.

Deferred Rent

Substantially all of our leases contain landlord incentives and escalation clauses. Where a lease contains an escalation clause calling for increased rent, or a landlord incentive such as a rent holiday, rent expense is recognized using the straight-line method over the term of the lease. With the adoption of the New Lease Standard on February 3, 2019, the deferred rent balances were netted into the right-of-use assets on the balance sheet (see Note 14), which are amortized ratably over the remaining terms of the corresponding leases.

Equity Compensation

We account for equity compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, topic 718, Compensation-Stock Compensation, which requires the measurement and recognition of compensation expense for all equity awards made to employees based on estimated fair values on the grant date. Option equity award fair values are estimated on the date of grant using an option-pricing model and restricted unit fair values are based on the estimated unit price on the date of the grant. For awards with service-based vesting requirements only, the fair value of the award is recognized as expense over the requisite service period, and for awards with performance-based vesting requirements, the fair value of the award ultimately expected to meet the performance target is recognized as expense over the service period. We have elected to recognize forfeitures as they occur.

Income Taxes

The Company is a flow through entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the consolidated statements of income. Members of the Company are responsible for federal and state income taxes on their respective share of the Company’s profit and losses. When necessary the Company’s operating agreement requires it to make distributions, or loans under certain circumstances, to fund the tax obligations of its members. There were no distributions made 2019, 2018 and 2017. In 2019 and 2018, the Company loaned $4.0 million and $4.1 million, respectively, with notes receivable issued to a member (see Note 13). The Company is responsible for certain state and foreign income taxes and recognized expense of $2.8 million, $2.0 million and $2.8 million in 2019, 2018 and 2017, respectively. As of February 1, 2020 and February 2, 2019, the Company had no uncertain tax positions that required recognition in the consolidated financial statements.

We account for deferred income taxes related to state jurisdictions using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future taxes attributable to the difference between financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for the future tax benefits attributable to the expected utilization of tax net operating loss carry forwards and tax credits. In the event future utilization is determined to be unlikely, a valuation allowance is provided to reduce the tax benefits from such assets. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the period in which the temporary differences and carry forwards are expected to be recovered or settled. Deferred tax assets and deferred tax liabilities are recorded in other noncurrent assets and other long-term liabilities, respectively, in our consolidated balance sheets. The effect of a change in tax rates is recognized in the period which includes the enactment date. We recognize interest and penalties as a component of income tax expense.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Comprehensive Income

Comprehensive income represents the net income for the period plus the results of certain changes to partners’ equity (other comprehensive income) that are not reflected in the consolidated statements of income. Other comprehensive income consists of adjustments, net of tax, related to the Company’s interest rate swaps.

Operating Segment

Given the similar business activities, economic characteristics, products sold, customer base and methods of procurement, as well as the similar marketing and promotional activities of our stores and our academy.com website, we report our financial results as one reportable segment. Substantially all of the Company’s identifiable assets are located in the United States.

Recently Adopted Accounting Standards

Leases

Effective February 3, 2019, we adopted the New Lease Standard, which requires that lessees recognize assets and liabilities arising from operating leases on the balance sheet and disclose key information about leasing arrangements.

We elected the practical expedient available to us under ASU 2018-11, “Leases: Targeted Improvements”, which allows us to apply the transition provision for the New Lease Standard at our adoption date instead of at the earliest comparative period presented in our financial statements. Adoption of the New Lease Standard resulted in approximately $1.2 billion of additional lease obligation and approximately $1.2 billion of right-of-use assets, which are reflected in the short-term and long-term liabilities and long-term assets sections of the balance sheet, respectively, as well as an cumulative-effect adjustment increase to the opening balance of retained earnings of approximately $5.1 million (see Note 14). Adoption of the New Lease Standard did not impact our debt-covenant compliance or liquidity under our current agreements.

3.	Net Sales

The following table sets forth the approximate amount of sales by merchandise divisions for the periods presented (amounts in thousands):

	Fiscal Year Ended
	February 1, 2020	February 2, 2019	February 3, 2018
Merchandise division sales (1)
Outdoors	$1,522,985	$1,544,021	$1,583,183
Sports and recreation	859,868	900,347	939,464
Apparel	1,405,258	1,321,035	1,311,054
Footwear	1,021,603	997,692	986,887

Total merchandise sales (2)	4,809,714	4,763,095	4,820,588
Other sales (3)	20,183	20,798	14,994

Net sales	$4,829,897	$4,783,893	$4,835,582

(1)

Certain products and categories were recategorized amongst categories and divisions during 2019 in order to better align with our current merchandising strategy and view of the business. As a result, we have reclassified sales between divisions for 2018 and 2017 for comparability purposes. This reclassification is in presentation only and did not impact the overall net sales balances previously disclosed (see Note 2).

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(2)	E-commerce sales consist of 5.1%, 4.9% and 4.0% of merchandise sales for 2019, 2018 and 2017, respectively.
(3)	Other sales consists primarily of the sales return allowance, gift card breakage income, credit card bounties and royalties, shipping income, net hunting and fishing license income and other items.

We sell gift cards in stores, online and in third-party retail locations. The gift cards we sell have no expiration dates. We establish a liability for gift cards, which is recorded in accrued expenses and other liabilities on our consolidated balance sheets, at the time of sale and recognize revenues as the gift cards are redeemed. Based on historical gift card redemption patterns, we can reasonably estimate the amount of gift cards that have a remote likelihood of redemption. These identified amounts are recorded as net sales and recognized in proportion to historical redemption trends, which is referred to as “breakage.”

The following is a reconciliation of the gift card liability (amounts in thousands):

	Fiscal Year Ended
	February 1, 2020	February 2, 2019	February 3, 2018
Gift card liability, beginning balance	$66,153	$59,724	$51,493

Issued	134,839	153,429	147,004
Redeemed	(128,638)	(142,742)	(134,580)
Recognized as breakage income	(4,361)	(4,258)	(4,193)

Gift card liability, ending balance	$67,993	$66,153	$59,724

4.	Long-Term Debt

Our debt consisted of the following (amounts in thousands) as of:

	February 1, 2020	February 2, 2019
Senior Secured Asset-Based Revolving Credit Facility	$—	$—
Senior Secured Term Loan Facility, due July 2022 net of discount of $2.6 million and $4.0 million, respectively	1,466,402	1,630,890

Total debt	1,466,402	1,630,890

Less current maturities	(34,116)	(68,305)
Less deferred loan costs (1)	(3,744)	(5,830)

Total long-term debt	$1,428,542	$1,556,755

(1)	These costs are related to the 2015 Term Loan Facility (as defined below).

As of February 1, 2020 and February 2, 2019, the balance in deferred loan costs related to the Amended ABL Facility (as defined below) was approximately $3.4 million and $4.5 million, respectively, and was included in other noncurrent assets on our consolidated balance sheets. Total amortization of deferred loan costs was $2.6 million, $3.0 million and $3.2 million in 2019, 2018 and 2017, respectively.

On July 2, 2015, Academy, Ltd. entered into a seven-year $1.8 billion senior secured term loan facility, or the 2015 Term Loan Facility, with Morgan Stanley Senior Funding, Inc., as the administrative and collateral

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

agent, and other lenders, and a five-year $650 million secured asset-based revolving credit facility, or the 2015 ABL Facility, with JPMorgan Chase Bank, N.A., as administrative agent, and other lenders. Academy, Ltd. received proceeds from the 2015 Term Loan Facility of $1.8 billion, which was net of discount of $9.1 million. On May 22, 2018, the Company amended the agreement governing the 2015 ABL Facility, or as amended, the Amended ABL Facility, to increase the commitment on the facility from $650 million to $1 billion. The operative terms, conditions, covenants and pricing of the Amended ABL Facility remain the same in all material respects to the 2015 ABL Facility and/or have been sized in approximate proportion to the relative increase in the facility where such operative terms are based upon the commitment level on the facility. The Amended ABL Facility matures on May 22, 2023, subject to a springing maturity clause which is triggered 91 days before the July 2, 2022 maturity of the 2015 Term Loan Facility should it not be paid off or extended at least 91 days beyond the May 22, 2023 maturity date of the Amended ABL Facility. In connection with the Amended ABL Facility, the Company capitalized related professional fees of $2.8 million as deferred loan costs and wrote off $0.1 million in previously capitalized deferred loan costs. Academy, Ltd. has the option to increase the commitments under the Amended ABL Facility by $250 million, subject to the satisfaction of certain conditions under the agreement.

2015 Term Loan Facility. The 2015 Term Loan Facility bears interest, at our election, at either (1) LIBOR rate with a floor of 1.00%, plus a margin of 4.00%, or (2) a base rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) Morgan Stanley Senior Funding, Inc.’s “prime rate”, or (c) the one-month LIBOR rate plus 1.00%, plus a margin of 3.00%. Quarterly principal payments of approximately $4.6 million are required through June 30, 2022, with the balance due in full on the maturity date of July 2, 2022. As of February 1, 2020, the weighted average interest rate was 5.77%, with interest payable monthly. The terms and conditions of the 2015 Term Loan Facility also require that we prepay outstanding loans under the 2015 Term Loan Facility under certain circumstances. As of February 1, 2020, a $15.9 million prepayment was due under the terms and conditions of the 2015 Term Loan Facility.

In 2019 and 2017, we repurchased principal on our 2015 Term Loan Facility, which was trading at a discount. The following table provides further detail regarding these repurchases (amounts in millions):

	Fiscal Year Ended
	February 1, 2020	February 3, 2018
Gross principal repurchased	$147.7	$26.2
Reacquisition price of debt	$104.6	$19.7
Net gain recognized	$42.3	$6.3

Amended ABL Facility. The Amended ABL Facility is used to provide financing for working capital and other general corporate purposes, as well as to support certain letters of credit requirements, and availability is subject to customary borrowing base and availability provisions. During the normal course of business, we periodically utilize letters of credit primarily for the purchase of import goods and in support of insurance contracts. As of February 1, 2020, we had outstanding letters of credit of approximately $17.7 million, of which $15.9 million were issued under the Amended ABL Facility, and we had no borrowings outstanding under the Amended ABL Facility, leaving the available borrowing capacity under the Amended ABL Facility of $827.4 million (see Note 19).

Borrowings under the Amended ABL Facility bear interest, at our election, at either of (1) LIBOR plus a margin of 1.25% to 1.75%, or (2) a base rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) JPMorgan Chase Bank, N.A.’s “prime rate”, or (c) the one-month LIBOR rate plus 1.00%, plus a margin of 0.25% to 0.75%. The Amended ABL Facility also provides a fee applicable to the unused commitments of 0.25%. The terms and conditions of the Amended ABL Facility also require that we prepay outstanding loans under the Amended ABL Facility under certain circumstances. As of February 1, 2020, no future prepayments of outstanding loans have been triggered under the terms and conditions of the Amended ABL Facility.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Liens and guarantees. The Amended ABL Facility has a first priority lien on all Academy, Ltd.’s cash, accounts receivable, inventory, deposit and securities accounts and proceeds therefrom, or the ABL Collateral. Additionally, the Amended ABL Facility has a second priority lien on all other collateral of the 2015 Term Loan Facility. All obligations under the 2015 Term Loan Facility and the guarantees of those obligations are secured by:

•	a second-priority security interest in the ABL Collateral;

•	a first-priority security interest in, and mortgages on, substantially all present and after acquired tangible and intangible assets of Academy, Ltd.; and

•

a first-priority pledge of 100% of the capital stock of Academy, Ltd.’s domestic subsidiaries and 66% of the voting capital stock of each of Academy, Ltd.’s foreign subsidiaries, if any, that are directly owned by Academy, Ltd. or a future U.S. guarantor, if any.

The Amended ABL Facility and the 2015 Term Loan Facility are each guaranteed by Holdco and all of its subsidiaries except for Academy International Limited, a Hong Kong limited liability company and subsidiary of Academy, Ltd.

Covenants. The Amended ABL Facility and the 2015 Term Loan Facility agreements contain covenants, including, among other things, covenants that restrict Academy, Ltd.’s ability to incur certain additional indebtedness, create or permit liens on assets, engage in mergers or consolidations, pay dividends, make other restricted payments, make loans or advances, engage in transactions with affiliates or amend material documents. Additionally, at certain times, the Amended ABL Facility is subject to a minimum adjusted fixed charge coverage ratio. These covenants are subject to certain qualifications and limitations. We were in compliance with these covenants as of February 1, 2020.

As of February 1, 2020, scheduled principal payments on our debt are as follows (amounts in thousands):

Fiscal Year
2020	$34,116
2021	18,250
2022	1,416,627

Total	$1,468,993

5.	Derivative Financial Instruments

We use interest rate swap agreements to hedge market risk relating to possible adverse changes in interest rates. A summary of our interest rate swaps is as follows (dollar amounts in thousands):

Notional Amount	Fixed Rate	Effective Date	Termination Date
$320,000 (1)	2.21%	September 7, 2016	September 3, 2021
$250,000	1.54%	November 1, 2016	November 1, 2021
$400,000	2.54%	March 1, 2018	March 1, 2021

(1)	The initial $600,000 notional amount of the swap amortizes to $525,000, $430,000, $320,000 and $250,000 on September 3 of 2017, 2018, 2019 and 2020, respectively.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The fair value of the interest rate swaps is as follows (amounts in thousands) as of:

	February 1, 2020	February 2, 2019
Assets
Amounts included in other current assets	$—	$3,386
Amounts included in other noncurrent assets	—	5,355

Liabilities
Amounts included in accrued expenses and other current liabilities	6,130	75
Amounts included in other long-term liabilities	1,976	258

Total swap net assets (liabilities)	$(8,106)	$8,408

Amounts included in AOCI are reclassified to interest expense in the same period during which the hedged transaction affects earnings, which is as interest expense is recorded on the underlying 2015 Term Loan Facility. As of February 1, 2020, we estimate that approximately $6.7 million of the balance in AOCI will be reclassified as an increase in interest expense during the next 12 months.

The impact of gains and losses related to interest rate swaps that are deferred into AOCI and subsequently reclassified into interest expense is as follows (amounts in thousands):

	Fiscal Year Ended
	February 1, 2020	February 2, 2019	February 3, 2018
Gain (loss) deferred into AOCI	$(16,096)	$(2,625)	$5,876
Increase (decrease) to interest expense	$(418)	$1,106	$7,497

6.	Fair Value Measurements

Fair value is defined as an exit price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Authoritative guidance establishes a three-level hierarchy for disclosure that is based on the extent and level of judgment used to estimate the fair value of the assets and liabilities.

The fair value measurements are classified as either:

•	Level 1 which represents valuations based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•

Level 2 which represents valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

•

Level 3 which represents valuations based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the fair value measurement is classified

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

in its entirety, is based on the lowest level input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers made into or out of the Level 1, 2 or 3 categories during any period presented.

The following table provides the fair value hierarchy for our derivative financial instruments (amounts in thousands) as of:

	Fair Value Hierarchy	February 1, 2020	February 2, 2019
Assets
Interest rate swap	Level 2	$—	$8,741

Liabilities
Interest rate swap	Level 2	$8,106	$333

We value our derivative financial instruments using a discounted cash flow analysis based on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market based inputs including interest rates and implied volatilities. Our valuations also consider both our own and the respective counterparty’s non-performance risk. We have considered unobservable market factors such as the likelihood of default by us and our counterparty, our net exposures, credit enhancements, and remaining maturities in determining a credit valuation adjustment to include as part of the fair value of our derivative financial instruments. To date, the credit valuation adjustment did not comprise a material portion of the fair value of the derivative financial instruments. Therefore, we consider our derivative financial instruments to fall within Level 2 of the fair value hierarchy.

Non-Financial Assets Measured on a Non-Recurring Basis

Certain non-financial assets are subject to periodic impairment tests and are not measured to fair value on a recurring basis. These assets include property and equipment, goodwill, our Trade Name and favorable leases (see Note 8). During 2018, we recorded full property and equipment impairment charges of $1.4 million on one project and one store that we continue to operate. During 2017, we recorded full property and equipment impairment charges of $2.5 million on two stores that we continue to operate. The related charges are included in selling, general and administrative expenses in the consolidated statement of income. The fair value for each store was determined by using a discounted cash flow model of projected store income, which we have classified as Level 3 of the fair value hierarchy.

Other Financial Instruments

Periodically we make cash investments in money market funds comprised of U.S. Government treasury bills and securities, which are classified as cash and redeemable on demand. We held investments in money market funds of $113.3 million and $42.6 million as of February 1, 2020 and February 2, 2019, respectively.

The fair value of the 2015 Term Loan Facility is estimated using a discounted cash flow analysis based on quoted market prices for the instrument in an inactive market and is therefore classified as Level 2 within the fair value hierarchy. As of February 1, 2020 and February 2, 2019, the estimated fair value of the 2015 Term Loan Facility was $1.2 billion and $1.1 billion, respectively. As borrowings on the Amended ABL Facility are generally repaid in less than 12 months, we believe that fair value approximates the carrying value.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

7.	Property and Equipment

Property and equipment consists of the following (amounts in thousands) as of:

	February 1, 2020	February 2, 2019
Leasehold improvements	$436,807	$419,885
Equipment and software	537,364	496,089
Furniture and fixtures	316,420	304,784
Construction in progress and land	17,639	35,533
Land	3,698	3,698

Total property and equipment	1,311,928	1,259,989
Accumulated depreciation and amortization	(870,521)	(763,836)

Property and equipment, net	$441,407	$496,153

Depreciation expense, which is included in selling, general and administrative expenses in the consolidated statements of income, was $117.3 million, $130.4 million and $130.8 million in 2019, 2018 and 2017, respectively.

8.	Intangible Assets

Intangible assets consist of the following (amounts in thousands) as of:

	February 1, 2020	February 2, 2019
Assets subject to amortization:
Favorable lease rights, net	$—	$15,067
Assets not subject to amortization:
Trade name	577,000	577,000

Trade name and other intangible assets, net	$577,000	$592,067

With the adoption of the New Lease Standard on February 3, 2019, the balance of the favorable lease rights, net was netted into the right-of-use assets on the balance sheet which are amortized ratably over the remaining terms of the corresponding leases (see Note 14).

Amortization expense on favorable lease rights was $3.5 million in 2018 and 2017, respectively. Favorable lease rights are net of accumulated amortization of $25.0 million as of February 2, 2019.

9.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (amounts in thousands) as of:

	February 1, 2020	February 2, 2019
Accrued personnel costs	$54,065	$36,955
Accrued interest	7,835	3,574
Accrued sales and use tax	12,651	7,521
Accrued self-insurance	14,107	14,632
Property taxes	16,919	16,941
Deferred revenue—gift cards and other	70,220	67,527
Sales return allowance	5,500	5,800
Other	30,084	31,191

Accrued expenses and other current liabilities	$211,381	$184,141

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

10.	Equity and Unit-Based Compensation

The Company had 228,274,749 Membership Units authorized, issued and outstanding as of February 1, 2020.

The New Academy Holding Company, LLC 2011 Unit Incentive Plan, or the 2011 Unit Incentive Plan, provides for the grant of certain equity incentive awards, or each, an Award, such as options to purchase Holdco Membership Units, or each, a Unit Option, and restricted units that may settle in Holdco Membership Units, or each, a Restricted Unit, to our directors, executives, and eligible employees of the Company.

Unit Options granted under the 2011 Unit Incentive Plan consist of Unit Options that vest upon the satisfaction of time-based requirements, or each, a Service Option, and Unit Options that vest upon the satisfaction of both time-based requirements and Company performance-based requirements, or each, a Performance Option.

Restricted Units granted under the 2011 Unit Incentive Plan consist of Restricted Units that vest upon the satisfaction of time-based requirements, or each, a Service Restricted Unit, and Restricted Units that vest upon the satisfaction of both time-based requirements and liquidity event-based requirements, or each, a Liquidity Event Restricted Unit. In each case, vesting of the Company’s outstanding and unvested Unit Options and Restricted Units is contingent upon the holder’s continued service through the date of each applicable vesting event.

As of February 1, 2020, the number of Holdco Membership Units authorized for the grant of Awards under the 2011 Unit Incentive Plan was 33,948,085 Membership Units. As of February 1, 2020, there were 2,051,547 Holdco Membership Units that were authorized and available for the grant of Awards under the 2011 Unit Incentive Plan.

Equity compensation expense was $7.9 million, $4.6 million and $4.6 million in 2019, 2018 and 2017, respectively, and is included in selling, general and administrative expenses in our consolidated statements of income.

On June 22, 2018, the Company reduced the exercise price on vested and unvested options to fair market value for current employees holding options with exercise prices greater than fair market value. The repricing affected 184 employees and 6,909,475 options. Equity compensation expense incurred at the time of the repricing was $0.7 million.

As of February 1, 2020, unrecognized compensation cost related to Unit Options and Restricted Units of $16.7 million is expected to be recognized over a weighted average life of 2.7 years. The total fair value of Restricted Units vested was $0.3 million, $0.2 million and $0.2 million for 2019, 2018 and 2017, respectively.

Unit Option Fair Value Assumptions

The fair value for Service Options and Performance Options granted was estimated using a Black-Scholes option-pricing model. The expected lives of the Service Options and Performance Options granted were based on the “SEC simplified” method and a mid-point assumption, respectively. Expected price volatility was determined based on the implied volatilities of comparable companies over a historical period that matches the expected life of the Unit Options. The risk-free interest rate was based on the expected U.S. Treasury rate over the expected life. The dividend yield was based on the expectation that no dividends will be paid. The assumptions used to calculate the fair value of Unit Options granted are evaluated and modified, as necessary, to reflect current market conditions and experience.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table presents the assumptions and grant date fair values for Service Options and Performance Options granted in 2019, 2018 and 2017:

	Fiscal Year Ended
	February 1, 2020	February 2, 2019	February 3, 2018
Expected life in years	6.2	6.2	6.2
Expected volatility	52%	50% to 55%	52% to 57%
Weighted-average volatility	52.0%	54.1%	53.1%
Risk-free interest rate	1.4% to 2.5%	2.6% to 2.9%	1.8% to 2.2%
Dividend yield	—	—	—
Weighted-average grant date fair value - Service Options	$2.75	$2.85	$3.10
Weighted-average grant date fair value - Performance Options	$2.74	$2.84	$3.11

Unit Option Activity

The Company’s outstanding and unvested Service Options typically vest ratably over a four-year period, on each anniversary of their grant date. In the event of certain Company change of control transactions, the Company’s then-outstanding and unvested Service Options will become fully vested and exercisable.

The Company’s outstanding and unvested Performance Options typically vest ratably over a four-year period, after the conclusion of each fiscal year and upon our board of managers’ determination that the Company has achieved certain pre-determined annual earnings before interest, taxes, depreciation and amortization, or EBITDA, targets for such fiscal year. The Company’s outstanding and unvested Performance Options may, on a case-by-case basis, also grant certain additional vesting rights, whereby any Performance Options that do not vest due to missed annual EBITDA targets may nevertheless partially or fully vest as a result of certain alternative events, including, as examples, the Company achieving a pre-determined cumulative EBITDA target for a set of fiscal years, or the Company achieving a pre-determined Holdco Membership Unit valuation target on a specified date, or the Company completing a change in control or an initial public offering.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Unit Option activity is as follows:

Service-Based Unit Options(1)

	Unit Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 28, 2017	12,049,440	$3.66	6.2	$30,857
Granted or modified	4,126,204	5.92
Canceled or modified	(533,211)	5.83
Forfeited	(1,301,531)	6.00
Exercised	—	—

Outstanding as of February 3, 2018	14,340,902	$4.02	6.0	$18,415
Granted or modified	9,654,571	5.29
Canceled or modified	(5,898,381)	5.99
Forfeited	(2,486,813)	5.52
Exercised	—	—

Outstanding as of February 2, 2019	15,610,279	$3.82	5.7	$33,157
Granted or modified	4,365,143	5.27
Canceled or modified	(601,974)	4.60
Forfeited	(1,133,977)	5.23
Exercised	—	—

Outstanding as of February 1, 2020 (2)	18,239,471	$4.05	5.5	$28,855

Exercisable as of February 1, 2020	11,225,459	$3.29	3.6	$26,584

(1)	The fair value of a membership unit as of each period end was $6.07, $4.40, $5.91, $5.59, for the fiscal years ended 2016, 2017, 2018, and 2019, respectively.
(2)	The Company has elected to recognize forfeitures as they occur. Therefore, the number of awards vested and expected to vest is equal to the awards outstanding.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Performance-Based Unit Options(1)

	Unit Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 28, 2017	9,959,420	$3.14	5.5	$31,031
Granted or modified	1,232,128	5.95
Canceled or modified	(436,759)	5.71
Forfeited	(852,432)	6.48
Exercised	—	—

Outstanding as of February 3, 2018	9,902,357	$3.09	4.8	$18,658
Granted or modified	3,272,337	5.29
Canceled or modified	(2,258,138)	5.86
Forfeited	(1,231,868)	5.59
Exercised	—	—

Outstanding as of February 2, 2019	9,684,688	$2.86	4.1	$29,960
Granted or modified	1,335,436	5.27
Canceled or modified	(228,718)	3.90
Forfeited	(563,830)	5.27
Exercised	—	—

Outstanding as of February 1, 2020 (2)	10,227,576	$3.02	3.6	$26,838

Exercisable as of February 1, 2020	7,760,964	$2.31	2.0	$26,061

(1)	The fair value of a membership unit as of each period end was $6.07, $4.40, $5.91, $5.59, for the fiscal years ended 2016, 2017, 2018, and 2019, respectively.
(2)	The Company has elected to recognize forfeitures as they occur. Therefore, the number of awards vested and expected to vest is equal to the awards outstanding.

Restricted Unit Activity

Restricted Unit activity is as follows:

Restricted Units

	Units	Weighted Average Grant Date Fair Value Per Unit
Non-vested as of January 28, 2017	1,374,348	$6.00
Granted	29,022	6.03
Vested	(8,238)	6.07

Non-vested as of February 3, 2018	1,395,132	$6.00
Granted	2,769,316	5.34
Vested	(34,704)	5.90
Forfeited	(782,295)	5.79

Non-vested as of February 2, 2019	3,347,449	$5.50
Granted	180,610	5.26
Vested	(57,363)	5.26
Forfeited	(141,510)	$5.30

Non-vested as of February 1, 2020	3,329,186	$5.50

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As of February 1, 2020, there are 38,024 Holdco Membership Units that are subject to outstanding and unvested Service Restricted Units issued during 2019. The Service Restricted Units contain a weighted average grant date fair value of $5.26 per unit. The Company’s outstanding and unvested Service Restricted Units typically vest 100% on the six-month or one-year anniversary of their grant date. In the event of certain Company change of control transactions, the Company’s then-outstanding and unvested Service Restricted Units will become fully vested and exercisable.

As of February 1, 2020, there are 3,291,162 Holdco Membership Units that are subject to outstanding and unvested Liquidity Event Restricted Units with a weighted average grant date fair value of $5.51 per unit. The Company’s outstanding and unvested Liquidity Event Restricted Units are currently not being expensed and will not be expensed until the performance objective meets the definition of “probable” in accordance with ASC 718. The Company’s outstanding and unvested Liquidity Event Restricted Units typically vest either (i) over a four-year period at rates of 30%, 30%, 20% and 20% per anniversary of the Liquidity Event Restricted Unit holder’s employment start date, so long as the Company completes an initial public offering prior to the fifth anniversary of their grant date, or (ii) immediately at a rate of 100%, upon the completion of certain Company change of control transactions, so long as the Company completes such change of control transaction prior to the fifth anniversary of their grant date. If the performance objective of the Liquidity Event Restricted Units had been met as the result of the Company completing an initial public offering on February 1, 2020, we would have expensed approximately $10.2 million of stock compensation expense associated with the vesting of the Liquidity Event Restricted Units achieved as of such date.

11.	Earnings Per Unit

Basic earnings per unit is calculated based on net income divided by the weighted average total number of Membership Units outstanding during the period, and dilutive earnings per unit is calculated based on net income divided by diluted weighted average units outstanding. Dilutive weighted average units outstanding is based on the basic weighted average units outstanding plus any potential dilutive effect of units outstanding during the period using the treasury stock method, which assumes the potential proceeds received from the dilutive Unit Options are used to purchase treasury stock. Anti-dilutive stock-based awards do not include awards which have a performance or liquidity event target which has yet to be achieved.

Basic and dilutive units outstanding are calculated as follows (dollar amounts in thousands except per unit amounts):

	Fiscal Year Ended
	February 1, 2020	February 2, 2019	February 3, 2018

Net income	$120,043	$21,442	$58,501

Weighed average units outstanding - basic	228,303,750	228,160,508	227,942,148

Dilutive effect of Restricted Units	35,376	51,417	19,608
Dilutive effect of Service Options	2,886,601	4,036,699	4,062,335
Dilutive effect of Performance Options	4,383,391	4,625,349	4,780,630

Weighed average units outstanding - diluted	235,609,118	236,873,973	236,804,721

Earnings per unit - basic	$0.53	$0.09	$0.26
Earnings per unit - diluted	$0.51	$0.09	$0.25

Anti-dilutive stock-based awards excluded form diluted calculation	1,833,855	7,485,706	10,150,627

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

12.	Income Taxes

The income tax provision consists of the following (amounts in thousands) as of:

	Fiscal Year Ended
	February 1, 2020	February 2, 2019	February 3, 2018
Current expense:
U.S. Federal	$—	$—	$—
U.S. State	2,501	2,412	2,580
Foreign	19	33	54

Total current expense	2,520	2,445	2,634

Deferred expense (benefit):
U.S. Federal	—	—	—
U.S. State	318	(514)	145
Foreign	(21)	20	2
Change in valuation allowance	—	—	—

Total deferred expense (benefit)	297	(494)	147

Income tax expense	$2,817	$1,951	$2,781

The provision for income taxes differs from the amounts computed by applying the federal statutory rate (dollar amounts in thousands) as follows:

	Fiscal Year Ended
	February 1, 2020	February 2, 2019	February 3, 2018
Income before income taxes	$122,860	$23,393	$61,282
Tax at federal statutory rate (21% for 2019, 21% for 2018 and 33.8% for 2017)	25,801	4,913	20,731
Increase in tax expense resulting from:
State income tax	2,818	1,898	2,725
Foreign tax	(1)	53	56
Effect of rates due to pass through entities	(25,801)	(4,913)	(20,731)

Income tax expense	$2,817	$1,951	$2,781

Effective income tax rate	2.3%	8.3%	4.5%

Income tax expense is less than the federal statutory rate since the Company is a flow through entity for federal income tax purposes. As such, no federal income tax expense has been recorded in the consolidated statements of income. Our tax rate is almost entirely the result of state income taxes.

On December 22, 2017, the Tax Cuts and Jobs Act, or the Act, was signed into law. The Act decreased the U.S. corporate federal tax rate from 35% to 21% effective January 1, 2018. The Company did not have any impact on recorded deferred tax balances as the Company is a pass-through entity and only has deferred items related to state taxes.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The components that give rise to significant portions of the net deferred tax assets and liabilities are presented below (amounts in thousands) as of:

	February 1, 2020	February 2, 2019
Deferred tax assets:
Tax credits	$2,749	$2,741
Other	944	985

Total gross deferred tax assets	3,693	3,726

Deferred tax liabilities:
Intangibles and depreciation	2,760	2,767
Inventories and other	713	442

Total gross deferred tax liabilities	3,473	3,209

Net deferred tax asset	$220	$517

Management evaluates the realizability of the deferred tax assets and the need for additional valuation allowances annually. At February 1, 2020, based on current facts and circumstances, management believes that it is more likely than not that the Company will realize benefit for its gross deferred tax assets.

As of February 1, 2020, we had no unrecognized tax benefits and we do not anticipate that unrecognized tax benefits will significantly increase or decrease over the next 12 months. There are no tax returns that are currently under examination. Federal and state tax years that remain subject to examination are periods ended January 28, 2017 through February 1, 2020.

13.	Related Party Transactions

Monitoring Agreement

On August 3, 2011, or the Effective Date, we entered into a monitoring agreement, or the Monitoring Agreement, with Kohlberg Kravis Roberts & Co. L.P., or the Adviser, pursuant to which the Adviser provides advisory, consulting and financial services to us. In accordance with the terms of the Monitoring Agreement, we pay an aggregate annual advisory fee of $3.7 million which increases by 5.0% annually on each anniversary of the Effective Date. The Adviser may also charge us a customary fee for services rendered in connection with securing, structuring and negotiating equity and debt financings by us. Additionally, we are required to reimburse the Adviser for any out-of-pocket expenses in connection with these services. The Monitoring Agreement continues in effect from year-to-year, unless amended or terminated by the Adviser and us. We recognized advisory fees related to the Monitoring Agreement, including reimbursement of expenses, of approximately $3.6 million, $3.5 million and $3.4 million in 2019, 2018 and 2017, respectively. These expenses are included in selling, general and administrative expenses in the consolidated statements of income.

The Monitoring Agreement terminates automatically upon the consummation of an initial public offering, unless we elect otherwise. In the event of such a termination, the Adviser is entitled to all unpaid monitoring fees and expenses plus the net present value of the advisory fees that would have been paid from the termination date through the twelfth anniversary of the Effective Date of the Monitoring Agreement. If an initial public offering was consummated and the Monitoring Agreement was terminated on February 1, 2020, we would have owed approximately $14.2 million of termination fees to the Adviser. Pursuant to a separate agreement, the Adviser would be expected to share a portion of any such termination fee with certain investors who are family descendants of our founder, Max Gochman, or Gochman Investors.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Transaction and Other Fee Arrangements

In 2015, we paid KKR Capital Markets LLC, or KCM, an affiliate of KKR, $2.1 million in fees in connection with the 2015 Term Loan Facility. These fees are recorded as deferred loan costs, net of amortization, within the long-term debt on the balance sheets. The Company also incurred expenses of $0.9 million and $0.3 million in 2018 and 2017, respectively, related to professional fees owed to an affiliate of KKR. These expenses are included in selling, general and administrative expenses in the statements of income.

Other Related Party Transactions

KKR has ownership interest in a broad range of portfolio companies and we may enter into commercial transactions for goods or services in the ordinary course of business with these companies. We do not believe such transactions are material to our business.

Equity Purchases

For the years ended February 1, 2020, February 2, 2019 and February 3, 2018, executives and directors of the Company made cash purchases of Redeemable Membership Units in Managers for approximately $0.1 million, $1.3 million and $1.2 million, respectively. The cash consideration paid for the Redeemable Membership Units was subsequently contributed to Holdco by Managers in exchange for a number of Holdco Membership Units equal to the number of Redeemable Membership Units purchased.

During the year ended February 1, 2020, Managers repurchased at fair market value approximately $0.5 million of Redeemable Membership Units from a director and an executive of the Company for cash. Holdco concurrently repurchased from Managers for cash, at fair market value, a number of Holdco membership units equal to the number for Redeemable Membership Units repurchased from the director and executive.

Note Receivable from Member

Under Holdco’s LLC agreement, certain members may require the Company to provide a tax loan on their behalf under certain circumstances. On April 10, 2019, the Company loaned $4.0 million with a note receivable issued to a member. The note receivable bears semi-annual compounding interest at 2.5% per annum with outstanding principal and interest due on April 10, 2022.  On April 5, 2018, the Company loaned $4.1 million with a note receivable issued to a member. The note receivable bears semi-annual compounding interest at 2.1% per annum, with outstanding principal and interest due on April 5, 2021. These notes receivable have been recorded in other non-current assets in the balance sheets.

14.	Leases

We lease all of our retail stores, distribution centers and corporate offices. Our leases primarily relate to building leases, which generally include options to renew at our sole discretion for five years or more. We regularly extend options for our building leases, which constitutes a lease modification and thus requires a re-measurement of the lease liability at current discount rates. The life of leasehold improvement assets are limited by the expected lease term. Additionally, we have certain agreements for equipment rentals, which are typically twelve months or less in duration.

Effective February 3, 2019, we adopted the New Lease Standard, which requires that lessees recognize assets and liabilities arising from operating leases on the balance sheet and disclose key information about leasing arrangements. In conjunction with the adoption of the New Lease Standard, we have elected to utilize the package of practical expedients, which allows us to carry forward our historical lease

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

classifications and eliminates the need to assess whether our pre-existing contracts are, or contain, leases. We also elected to utilize the practical expedient to account for each lease and non-lease components for our building leases as a single lease component which allows certain costs such as common area maintenance associated with these leases to be included as rent expense. Finally, we elected to exclude leases with contract terms of twelve months or less from the New Lease Standard accounting treatment, which results in straight-line recognition of the cost over the lease term with no associated balance sheet lease liability or right-of-use asset. As of February 1, 2020, all of our leases are classified as operating leases.

The following table reflects the balance sheet impact of the implementation of the New Lease Standard upon adoption (amounts in thousands):

	As of February 2, 2019	Adoption Impact	As of February 3, 2019
Assets:
Prepaid expenses and other current assets (1)	$39,937	$(15,778)	$24,159
Right-of-use assets	—	1,173,741	1,173,741
Trade name and other intangible assets, net (1)	592,067	(15,067)	577,000
Other noncurrent assets (1)(2)	21,545	(2,826)	18,719

Liabilities and Partners’ Equity:
Current lease liabilities	—	84,849	84,849
Long-term lease liabilities	—	1,154,697	1,154,697
Other long-term liabilities (1) (2)	122,795	(104,551)	18,244
Retained earnings (2)	$553,282	$5,075	$558,357

(1)

The difference between the additional lease assets and lease liabilities relates to certain prepaid or deferred rents, lease incentives and purchase accounting related fair market value lease adjustments which were adjusted out of the accounts above and were netted into the right-of-use asset.

(2)

As of February 2, 2019 we had a deferred loss in other noncurrent assets and deferred gain in other long-term liabilities related to previous sale-leaseback transactions, which upon transition resulted in a cumulative-effect adjustment to retained earnings.

Adoption of the New Lease Standard resulted in $1.2 billion in right-of-use assets and a combined $1.2 billion between current lease liabilities and long-term lease liabilities ($0.1 billion and $1.2 billion, respectively) included on the balance sheet as of February 3, 2019.

In addition, in certain situations, we may sublease real estate to third parties. Our sublease portfolio consists mainly of operating leases of former store locations for which we are still under lease and existing store leases in which we have excess or unused space.

The components of lease expense and sublease income included in selling, general and administrative, or SG&A, expenses on our statement of income is as follows (amounts in thousands):

Fiscal year ended
February 1, 2020
Operating lease expense	$195,301
Short-term lease expense	—
Variable lease expense	7,736
Sublease income	(1,591)

Net lease expense	$201,446

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Information about our operating leases is as follows (dollar amounts in thousands):

Fiscal year ended
February 1, 2020
Right-of-use assets obtained in exchange for new operating lease liabilities	$57,383
Cash paid for amounts included in the measurement of lease liabilities	$192,849

As of February 1, 2020
Weighted-average remaining lease term in years	10.7
Weighted-average incremental borrowing rate	8.89%

As most of our leases do not provide an implicit rate of interest, we use our incremental borrowing rate, which is based on the market lending rates for companies with comparable credit ratings, to determine the present value of lease payments on lease commencement or remeasurement.

The remaining maturities of lease liabilities by fiscal year as of February 1, 2020 are as follows (amounts in thousands):

2020	$196,088
2021	195,323
2022	190,609
2023	181,499
2024	171,720
2025	164,071
After 2025	834,644

Total lease payments (1)	1,933,954
Less: Interest	(715,729)

Present value of lease liabilities	$1,218,225

(1)	Minimum lease payments have not been reduced by sublease rentals of $1.6 million due in the future under non-cancelable subleases.

Future minimum payments determined under the previous accounting standards for operating lease obligations, including committed leases that had not yet commenced, as of February 2, 2019, were as follows (in thousands):

2019	$192,632
2020	193,878
2021	192,610
2022	188,048
2023	177,750
Thereafter	1,172,506

Total minimum lease payments (1)	2,117,424
Lease minimum sublease income	(7,719)

Net minimum lease payments	$2,109,705

(1)	Minimum lease payments have not been reduced by sublease rentals of $7.7 million due in the future under non-cancelable subleases.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

15.	Commitments and Contingencies

Technology Related Commitments and Other

As of February 1, 2020, we have obligations under technology related contractual commitments as well as other commitments, such as construction commitments, in the amount of $29.8 million. Of such commitments, approximately $20.6 million is payable in the next 12 months.

Commitments Related to Monitoring Agreement

As of February 1, 2020, we have obligations under the Monitoring Agreement (see Note 13) in the amount of $14.4 million, of which $4.1 million is payable in the next 12 months.

Financial Guarantees

During the normal course of business, we enter into contracts that contain a variety of representations and warranties and provide general indemnifications. The maximum exposure under these arrangements is unknown as this would involve future claims that may be made against us that have not yet occurred. However, based on experience, we believe the risk of loss to be remote.

Legal Proceedings

We are a defendant or co-defendant in lawsuits, claims and demands brought by various parties relating to matters normally incident to our business. No individual case, or group of cases presenting substantially similar issues of law or fact, is expected to have a material effect on the manner in which we conduct our business or on our consolidated results of operations, financial position or liquidity. The majority of these cases are alleging product, premises, employment and/or general liability. Reserves have been established that we believe to be adequate based on our current evaluations and experience in these types of claim situations; however, the ultimate outcome of these cases cannot be determined at this time. We believe, taking into consideration our indemnities, insurance and reserves, the ultimate resolution of these matters will not have a material impact on our financial position, results of operations or cash flows.

Sponsorship Agreements and Intellectual Property Commitments

We periodically enter into sponsorship agreements generally with professional sports teams, associations, events, networks or individual professional players and collegiate athletic programs in exchange for marketing and advertising promotions. We also enter into intellectual property agreements whereby the Company receives the right to use third-party owned trademarks typically in exchange for royalties on sales. These agreements typically contain a one to three-year term and contractual payment amounts required to be paid by the Company. As of February 1, 2020, we have $7.7 million in related commitments through 2027, of which $4.2 million is payable in next 12 months.

16.	Employee Benefit Plans

401(k) Plan

We sponsor a safe harbor defined contribution 401(k) profit sharing plan, or the 401(k) Plan, for our eligible employees. The 401(k) plan includes an eligible employee compensation deferral feature, Company matching contributions and a Company profit sharing component. Eligible employees are permitted to contribute up to 75% of their eligible compensation on a pretax basis to the 401(k) Plan, subject to Internal Revenue Service limitations. We match 100% of amounts contributed by a plan participant to the 401(k) Plan each pay period, on a dollar-for-dollar basis, up to 6% of a plan participant’s eligible compensation during such pay period. Annual Company profit sharing contributions are made at the discretion of our

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

board of managers, subject to certain limitations. The 401(k) Plan may be amended or terminated at our discretion. Employer contributions related to the 401(k) Plan totaled $12.4 million, $11.9 million and $11.6 million in 2019, 2018 and 2017, respectively.

17.	Valuation and Qualifying Accounts

(amounts in thousands)	Balance at beginning of period	Charged to costs and expenses		Deductions		Balance at end of period
February 1, 2020:
Allowance for doubtful accounts	$3,008	$499		$(232	) (1)	$3,275
Sales return allowance	5,800	9,400	(2)	(9,700	) (2)	5,500
Inventory shrink adjustments	19,271	62,975		(69,355	) (3)	12,891
Self-insurance reserves	22,807	61,220		(61,598	) (4)	22,429

February 2, 2019:
Allowance for doubtful accounts	$2,616	$1,020		$(628	) (1)	$3,008
Sales return allowance	6,500	9,400	(2)	(10,100	) (2)	5,800
Inventory shrink adjustments	14,683	69,047		(64,459	) (3)	19,271
Self-insurance reserves	19,942	62,000		(59,135	) (4)	22,807

February 3, 2018:
Allowance for doubtful accounts	$3,410	$1,900		$(2,694	) (1)	$2,616
Sales return allowance	6,100	9,100	(2)	(8,700	) (2)	6,500
Inventory shrink adjustments	5,976	93,248		(84,541	) (3)	14,683
Self-insurance reserves	18,027	67,419		(65,504	) (4)	19,942

(1)	Represents write-offs to the reserve.
(2)	Represents the monthly increase (decrease) in the required reserve based on the Company’s evaluation of anticipated merchandise returns.
(3)	Represents the actual inventory shrinkage experienced at the time of physical inventories.
(4)	Represents claim payments for self-insured claims.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

18.	Selected Quarterly Financial Data (Unaudited)

(amounts in thousands)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2019:
Net sales	$1,076,792	$1,237,410	$1,145,203	$1,370,492
Gross margin	312,996	385,204	362,422	370,532
Selling, general and administrative expenses	301,602	312,570	309,246	328,315
Operating income	11,394	72,634	53,176	42,217
Interest expense, net	27,037	25,549	24,585	24,136
Gain on early retirement of debt, net	(41,138)	(1,127)	—	—
Net income	$25,406	$48,347	$28,552	$17,738

2018:
Net sales	$1,119,480	$1,262,207	$1,060,188	$1,342,018
Gross margin	320,356	387,130	328,333	332,133
Selling, general and administrative expenses	295,278	317,164	300,195	326,365
Operating income	25,078	69,966	28,138	5,768
Interest expense, net	26,795	27,173	27,076	27,608
Net income (loss)	$(976)	$42,103	$1,773	$(21,458)

19.	Subsequent Events

Our management evaluated events or transactions that occurred after February 1, 2020 through July 10, 2020. We identified the following matters to report:

The global outbreak of COVID-19, which was recently declared a global pandemic by the World Health Organization, has resulted in federal, state and local authority recommendations or requirements aimed at slowing the spread of the virus such as self-quarantining, avoiding large group gatherings, restricting travel and closing of certain businesses. These measures could potentially have a negative impact on our operations, from lower customer traffic and sales in our brick and mortar stores, to potential supply chain interruptions in our distribution centers and from our third party vendors. The situation is rapidly evolving, and as a result of unpredictability regarding the duration and severity of the pandemic, we cannot reasonably estimate its future impact to our business as of the date of this report. Due to this uncertainty, the Company borrowed $500 million under the Amended ABL Facility in March 2020 as a precautionary measure to ensure financial flexibility, and we subsequently repaid the entire $500 million outstanding balance under our Amended ABL Facility in June 2020.

On June 30, 2020, New Academy Holding Company, LLC purchased 100 shares of common stock from Academy Sports and Outdoors, Inc. for a purchase price per share equal to the par value per share of such shares, or $1 in the aggregate.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Academy Sports and Outdoors, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Academy Sports and Outdoors, Inc. (the “Company”) as of June 30, 2020 and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

July 10, 2020

We have served as the Company’s auditor since 2020.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ACADEMY SPORTS AND OUTDOORS, INC.

BALANCE SHEET

June 30, 2020
ASSETS
Cash	$1

Total current assets	$1

STOCKHOLDER’S EQUITY
Common Stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	$1

Total stockholder’s equity	$1

The accompanying notes are an integral part of these financial statements.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ACADEMY SPORTS AND OUTDOORS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	Organization

Academy Sports and Outdoors, Inc., or the Corporation, was organized as a Delaware corporation on June 30, 2020. The Corporation’s fiscal year represents the 52 or 53 weeks ending on the Saturday closest to January 31. Pursuant to a series of reorganization transactions, it is anticipated that the Corporation will be the parent of New Academy Holding Company, LLC, a Delaware limited liability company.

Following the anticipated reorganization transactions, the Corporation will continue to conduct the business now conducted by New Academy Holding Company, LLC and its subsidiaries.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Balance Sheet has been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. Separate statements of operations, changes in stockholders’ equity and cash flows have not been presented in the financial statements because there have been no activities in this entity or because the single transaction is fully disclosed below.

3.	Stockholder’s Equity

The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.01 per share, under the Corporation’s certificate of incorporation in effect as of June 30, 2020. In exchange for $1.00, the Corporation has issued 100 shares of Common Stock, all of which were held by New Academy Holding Company, LLC as of June 30, 2020.

4.	Subsequent Events

Events and transactions occurring through July 10, 2020, the date of issuance of the financial statement, have been evaluated by management and, when appropriate, recognized or disclosed in the financial statements or notes to the consolidated financial statements.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than the underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority Inc., or FINRA, filing fee and the Nasdaq listing fee.

(dollars in thousands)
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Our amended and restated bylaws will provide that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by our board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Securities

Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act.

On June 30, 2020, the Registrant issued 100 shares of the Registrant’s common stock, par value $0.01 per share, to New Academy Holding Company, LLC for $1.00. The issuance of such shares of common stock was not registered under the Securities Act, because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)    Exhibits.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b)     Financial Statement Schedules.

None

Item 17. Undertakings.

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) The undersigned Registrant hereby undertakes that:

(A) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXHIBITS

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant.

3.2*	Form of Amended and Restated Bylaws of the Registrant.

4.1*	Specimen Stock Certificate evidencing shares of Common Stock.

4.2*	Amended and Restated Registration Rights Agreement.

5.1*	Opinion of Simpson Thacher & Bartlett LLP.

10.1*	First Amended and Restated Credit Agreement, dated July 2, 2015, among Academy, Ltd., as Borrower, New Academy Holding Company, LLC, as Holdings, Associated Investors L.L.C. and Academy Managing Co., L.L.C, as Texas Intermediate Holdcos, the lending institutions from time to time party thereto and Morgan Stanley Senior Funding, Inc., as the Administrative Agent and the Collateral Agent.

10.2*	Amended and Restated Term Loan Security Agreement, dated as of July 2, 2015, among Academy, Ltd., as Borrower, each of the subsidiaries listed on the signature pages thereto, and Morgan Stanley Senior Funding, Inc., as collateral agent for the benefit of the secured parties.

10.3*	Amended and Restated Term Loan Pledge Agreement, dated as of July 2, 2015, among New Academy Holding Company, LLC, as Holdings, Associated Investors L.L.C. and Academy Managing Co., L.L.C, as Texas Intermediate Holdcos, Academy, Ltd., as Borrower, each of the subsidiaries listed on the signature pages thereto and Morgan Stanley Senior Funding, Inc., as collateral agent for the benefit of the secured parties.

10.4*	ABL Intercreditor Agreement, dated July 2, 2015, among JPMorgan Chase Bank, N.A., as agent for the ABL Secured Parties referred to therein, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent for the Term Loan Secured Parties referred to therein, New Academy Holding Company, LLC, as Holdings, Associated Investors L.L.C. and Academy Managing Co., L.L.C, as Texas Intermediate Holdcos, Academy, Ltd., as Borrower, and each of the subsidiaries of the Borrower listed on the signature pages thereto.

10.5*	First Amended and Restated ABL Credit Agreement, dated July 2, 2015, among Academy, Ltd., as Borrower, New Academy Holding Company, LLC, as Holdings, Associated Investors L.L.C. and Academy Managing Co., L.L.C, as Texas Intermediate Holdcos, the lending institutions from time to time party thereto and JPMorgan Chase Bank, N.A., as the Administrative Agent, the Collateral Agent, the Letter of Credit Issuer and the Swingline Lender.

10.6*	Amendment No. 1 to First Amended and Restated ABL Credit Agreement, dated as of May 22, 2018, among Academy, Ltd., as Borrower, New Academy Holding Company, LLC, as Holdings, Associated Investors L.L.C. and Academy Managing Co., L.L.C, as Texas Intermediate Holdcos, each of the Guarantors party thereto, each of the lenders party thereto and JPMorgan Chase Bank, N.A., as the Administrative Agent, the Collateral Agent, the Letter of Credit Issuer and the Swingline Lender.

10.7*	Amended and Restated ABL Security Agreement, dated as of July 2, 2015, among Academy, Ltd., as Borrower, each of the subsidiaries listed on the signature pages thereto, and JPMorgan Chase Bank, N.A., as collateral agent for the benefit of the secured parties.

10.8*	Amended and Restated ABL Pledge Agreement, dated July 2, 2015, among New Academy Holding Company, LLC, as Holdings, Associated Investors L.L.C. and Academy Managing Co., L.L.C, as Texas Intermediate Holdcos, Academy, Ltd., as Borrower, each of the subsidiaries listed on the signature pages thereto and JPMorgan Chase Bank, N.A., as collateral agent for the benefit of the secured parties.

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exhibit Number	Description

10.9†*	Form of 2020 Omnibus Incentive Plan.

10.10†*	Form of Option Agreement under 2020 Omnibus Incentive Plan.

10.11†*	Form of Restricted Stock Unit Agreement under 2020 Omnibus Incentive Plan.

10.12†*	2011 Unit Incentive Plan.

10.13†*	Form of 2020 CEO Option Agreement under 2011 Unit Incentive Plan.

10.14†*	Form of 2020 Executive Option Agreement under 2011 Unit Incentive Plan.

10.15†*	Form of 2019 CEO Option Agreement under 2011 Unit Incentive Plan.

10.16†*	Form of 2019 Executive Option Agreement under 2011 Unit Incentive Plan.

10.17†*	Form of 2018 CEO Option Agreement under 2011 Unit Incentive Plan.

10.18†*	Form of 2018 Executive Option Agreement under 2011 Unit Incentive Plan.

10.19†*	Form of 2017 Executive Option Agreement under 2011 Unit Incentive Plan.

10.20†*	Form of 2016 Executive Option Agreement under 2011 Unit Incentive Plan.

10.21†*	Form of 2020 Restricted Unit Agreement under 2011 Unit Incentive Plan.

10.22†*	Form of 2020 CEO Restricted Unit Agreement under 2011 Unit Incentive Plan.

10.23†*	Form of 2020 Executive Restricted Unit Agreement under 2011 Unit Incentive Plan.

10.24†*	Form of 2019 Executive Restricted Unit Agreement under 2011 Unit Incentive Plan.

10.25†*	Form of 2018 CEO Restricted Unit Agreement under 2011 Unit Incentive Plan.

10.26†*	Form of Independent Non-Employee Director Restricted Unit Agreement under 2011 Unit Incentive Plan.

10.27†*	Form of 2018 Executive Restricted Unit Agreement under 2011 Unit Incentive Plan.

10.28†*	Ken C. Hicks Employment Agreement, dated August 2, 2018.

10.29†*	Michael P. Mullican Employment Agreement, dated January 6, 2017 and amended on December 11, 2017.

10.30†*	Steven (Steve) P. Lawrence Employment Agreement, dated January 29, 2019.

10.31†*	Samuel (Sam) J. Johnson Employment Agreement, dated April 17, 2017.

10.32†*	Kenneth (Ken) D. Attaway Employment Agreement, dated July 1, 2009, as amended and restated on August 30, 2011 and further amended on August 6, 2012.

10.33*	Form of Stockholders Agreement.

10.34*	Form of Management Unitholders Agreement.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Deloitte & Touche LLP (with respect to the financial statements of New Academy Holding Company, LLC).

23.2*	Consent of Deloitte & Touche LLP (with respect to the financial statements of Academy Sports and Outdoors, Inc.).

23.3*	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1).

24.1*	Power of Attorney (included on signature pages to this Registration Statement).

*	To be filed by amendment.
†	Compensatory arrangements for director(s) and/or executive officer(s).

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                 , on                 , 2020.

Academy Sports and Outdoors, Inc.

By:
Name: Ken C. Hicks
Title: Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ken C. Hicks, Michael P. Mullican and Rene G. Casares and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of the Registrant, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable the Registrant to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on                 , 2020:

Signatures	Title

Chairman, President and Chief Executive Officer
Ken C. Hicks	(principal executive officer)

Executive Vice President and Chief Financial Officer
Michael P. Mullican	(principal financial officer)

Vice President, Controller
Heather A. Davis	(principal accounting officer)

Brian T. Marley	Director

Vishal V. Patel	Director

William S. Simon	Director

Academy Sports and Outdoors, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Signatures	Title

Nathaniel H. Taylor	Director

Aileen X. Yan	Director